As filed with the U.S. Securities and Exchange Commission on August 31, 2026

Registration No. 333-297282

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S‑1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Syntiant Corp.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number) 7555 Irvine Center Drive Suite 200 Irvine, California 92618 (949) 774-4887	82-1236867 (I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kurt Busch

Chief Executive Officer

7555 Irvine Center Drive

Suite 200

Irvine, California 92618

(949) 774-4887

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Tad J. Freese, Esq. Kathleen M. Wells, Esq. Benjamin A. Potter, Esq. Brent T. Epstein, Esq. Latham & Watkins LLP 801 Jefferson Avenue, Suite 300 Redwood City, California 94063 (650) 328‑4600	Copies to: Robert M. Saman, Esq. Chief Legal Officer and General Counsel Syntiant Corp. 7555 Irvine Center Drive Suite 200 Irvine, California 92618 (949) 774-4887	Alan F. Denenberg, Esq. Elizabeth W. LeBow, Esq. Davis Polk & Wardwell LLP 900 Middlefield Road Redwood City, California 94063 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post‑effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post‑effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non‑accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED , 2026

Preliminary Prospectus

Shares

Syntiant Corp.

Class A Common Stock

This is the initial public offering of Class A common stock of Syntiant Corp., and no public market currently exists for shares of our Class A common stock. We are selling shares of our Class A common stock. We currently expect the initial public offering price to be between $ and $ per share of Class A common stock.

We intend to grant the underwriters an option to purchase up to additional shares of our Class A common stock from us to cover over‑allotments, if any, at the initial public offering price less the underwriting discount.

We intend to apply to list our Class A common stock on the Nasdaq Global Market under the symbol “SYTN.”

Following the completion of this offering, we will have two classes of common stock, Class A common stock and Class B common stock (collectively, our “common stock”). The rights of holders of Class A and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. Outstanding shares of Class B common stock, all of which will be held by our Founders (as defined below) and certain trusts for the benefit of our Founders and their family members, will represent approximately % of the voting power of our outstanding capital stock immediately following this offering. These holders will have the ability to significantly influence the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See the sections titled “Description of Capital Stock” and “Principal Stockholders” for additional information.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 30 to read about factors you should consider before deciding to invest in our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)
See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about , 2026 through the book‑entry facilities of The Depository Trust Company.

Citigroup	BofA Securities	UBS Investment Bank
Needham & Company	Stifel	Cantor	KeyBanc Capital Markets
Craig-Hallum	Rosenblatt	Roth Capital Partners	Wolfe | Nomura Alliance

Prospectus dated , 2026.

Face recognition
Object classification
Audio intelligence
Wake word detection
Neural noise suppression
Speech commands

Through and including , 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

As used in this prospectus, unless the context otherwise requires, references to “Syntiant,” the “company,” “we,” “us,” “our,” and similar terms refer to Syntiant Corp. and, where appropriate, its subsidiaries, taken as a whole.

“Syntiant®,” “SiSonic™,” “Syntiant Core™,” “AISonic™,” the Syntiant logos, and other trade names, trademarks, or service marks of Syntiant appearing in this prospectus are the property of Syntiant Corp. Other trade names, trademarks, or service marks appearing in this prospectus are the property of their respective holders. Solely for convenience, trade names, trademarks, and service marks referred to in this prospectus appear without the ®, ™, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trade names, trademarks, and service marks.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

References to www.syntiant.com in this prospectus are inactive textual references only, and the information contained on, or that can be accessed through, our website does not constitute part of this prospectus.

i

We have not, and the underwriters have not, authorized anyone to provide you any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This prospectus is an offer to sell only the shares of Class A common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States. See the section titled “Underwriting” for additional information.

GLOSSARY OF CERTAIN TERMS

The following are abbreviations, acronyms, and definitions of certain terms used in this prospectus:

•
“acoustic echo cancellation” or “AEC” refers to a digital signal processing method used to identify and remove echo components from an audio signal, commonly in voice communication systems.
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“active noise cancellation” or “ANC” refers to a signal processing technique that reduces unwanted ambient sound by generating an opposing acoustic signal to attenuate noise in real time.
•
“always-on” describes a system or capability designed to operate continuously in a low-power state, persistently monitoring sensor inputs or environmental signals and performing real-time detection or inference without requiring user initiation or system wake-up.
•
“anomalous sound detection” refers to the automated identification of sounds that deviate from expected or learned acoustic patterns, often used to detect faults, hazards, or abnormal operating conditions.
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“artificial intelligence” or “AI” is a broad class of computational techniques and systems designed to perform tasks that traditionally require human intelligence, such as perception, reasoning, language understanding, and decision making.
•
“ASIC” refers to an application-specific integrated circuit, a semiconductor device designed for a specific use.
•
“automatic speech recognition” or “ASR” refers to a computational technique that converts spoken language captured from audio signals into machine-readable text using statistical and machine learning models, enabling voice-based interfaces, transcription, and command recognition.
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“Central Processing Unit” or “CPU” means a general-purpose processing unit responsible for executing program instructions, managing system control flow, and coordinating computation within a computing system.
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“complementary metal-oxide semiconductor” or “CMOS” is a semiconductor used to achieve high-speed switching, low power consumption, and high-density logic.
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“Digital Signal Processor” or “DSP” refers to specialized processors optimized for the real-time processing of digital signals, such as audio, video, and sensor data, using high-throughput operations.
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“edge” refers to the deployment of AI directly on local devices.
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“full-stack” refers to our integrated approach across sensing, on-device neural processing, and optimized AI software models designed to support deployment of always-on Physical AI applications.
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“Graphics Processing Unit” or “GPU” refers to a parallel processing unit designed to accelerate computation by executing many operations simultaneously, commonly used for graphics rendering, cryptocurrency, AI and machine learning, and other data-parallel workloads.
•
“human presence detection” refers to a sensing and inference capability used to determine whether a human is physically present in a monitored environment, based on data such as motion, audio, infrared, or other sensor inputs.
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“integrated circuit” or “IC” refers to a set of electronic components (such as transistors, resistors, and capacitors) fabricated and interconnected on a single piece of semiconductor material (typically silicon) to perform one or more functions.
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“IoT” refers to internet of things, which is a network of physical devices or objects embedded with sensors, software, and technologies that connect and exchange data with other devices and systems.
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“keyword spotting” refers to a speech processing technique that identifies predefined words or phrases within an audio stream, typically used to trigger actions or wake word detection.
•
“Large Language Model” or “LLM” is a machine learning model, typically based on deep neural networks, trained on large volumes of text data to understand, generate, and manipulate natural language.
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“MAC” refers to multiply accumulate which is an operation that computes the product of two numbers and adds that product to an accumulator.

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“MAC efficiency” refers to the ratio of achieved multiply accumulate operations to the processor’s theoretical peak multiply accumulate capacity, measured while executing a specified neural network model under disclosed operating conditions. Formula: theoretical peak MACs = model run time * processor frequency * processor parallel MACs. MAC efficiency = model required (achieved) MACs ÷ theoretical peak MACs.
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“machine learning” or “ML” refers to a subset of AI that enables systems to learn patterns and make predictions or decisions from data without explicit programming, typically using statistical models trained on representative datasets.
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“Microcontroller Unit” or “MCU” is a compact IC combining a processor core, memory, and peripheral interfaces, designed to control embedded systems and execute deterministic, real‑time tasks with low power consumption and minimal system complexity.
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“Microprocessor Unit” or “MPU” is a general-purpose IC containing one or more high-performance processor cores, designed to execute complex software workloads in computing systems, typically relying on external memory and peripheral interfaces to operate.
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“Microelectromechanical Systems” or “MEMS” are miniaturized mechanical and electro‑mechanical structures fabricated using semiconductor processes, commonly used as sensors (e.g. microphones) that convert physical phenomena into electrical signals for digital processing.
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“neural decision processor” or “NDP” is a Syntiant‑designed, neural processor optimized for always‑on machine learning inference, enabling real‑time sensor data analysis and decision‑making on the device. It is designed to minimize energy consumption and system latency.
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“Neural Processing Unit” or “NPU” is a specialized hardware accelerator designed to efficiently execute neural network computations, particularly for machine learning and AI inference.
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“ODM” refers to an original design manufacturer.
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“OEM” refers to an original equipment manufacturer.
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“outsourced semiconductor assembly and test” or “OSAT” is a third‑party service provider that performs semiconductor packaging, assembly, and testing functions on behalf of IC manufacturers.
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“signal-to-noise ratio” or “SNR” is a quantitative measure comparing the level of a desired signal to the level of background noise, commonly used to assess signal quality.
•
“software development kit” or “SDK” refers to a collection of software tools, libraries, documentation, and interfaces provided to support the development, integration, and deployment of applications for a specific platform or system.
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“Static Random-Access Memory” or “SRAM” is a type of memory that stores data within transistors so long as power is being supplied. SRAM is often used on-chip in processors for cache memory because of its speed and efficiency, providing quick access to frequently used data.
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“System on Chip” or “SoC” refers to an IC that consolidates multiple system components, such as CPU, memory, interfaces, accelerators, and power management, onto a single chip, enabling compact, power-efficient, and cost-effective embedded and edge computing systems.
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“TinyML” refers to a specialized field of AI that enables machine learning models to run on low-power, resource-constrained microcontrollers.
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“voice activity detection” or “VAD” refers to a computational technique used to detect the presence or absence of human speech within an audio signal, enabling systems to distinguish speech from background noise or silence.
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“wafer” refers to a thin slice of a semiconductor material, typically made of silicon, upon which ICs are fabricated. Wafers serve as the foundation for the production of electronic components, including microchips and microprocessors.

A letter from kurt busch, chief executive officer and co-founder

Dear Investors,

Syntiant began with a simple observation that revealed a much larger opportunity.

I came home one evening and found my youngest son, Vinny, speaking naturally to his tablet. Curious, I asked, “What are you doing?” He replied, “I’m texting my friends.” I said, “I didn’t think you could type.” He smiled and said, “We just talk to it. It’s fun.”

In that moment, it became clear that the way people interact with technology was changing. Computing would move toward more natural, real-time interaction with the physical world. That insight led us to build Syntiant and our Neural Decision Processors, the silicon foundation of a low-power Physical AI platform designed to bring always-on intelligence to everyday devices.

Computer interfaces have evolved in distinct phases, from keyboards to mice to touchscreens. With each transition, device volumes grew by an order of magnitude, dramatically expanding who could use technology and what it could do. We believe the next shift is toward systems that can sense and respond to the world directly, enabling more intuitive and accessible interaction through speech, sound, vision, and other signals. This interface will be driven by AI bridging the physical world to the digital world.

Syntiant was started by four co-founders, each bringing a complementary capability to the company. Professor Jeremy Holleman led the earliest architectural innovations. Pieter Vorenkamp focused on scaling the technology into high-volume production. Dr. Stephen Bailey developed our software and system architecture. I focused on building the company and commercializing the platform. Remarkably, all four of us continue to work side by side today.

From the beginning, we focused on a fundamental problem: enabling artificial intelligence to operate efficiently in real-world, battery-powered devices. While cloud-based AI systems benefit from abundant compute and memory, most devices operate under strict constraints on power, latency, and size. These constraints require a different approach and this is what sets Syntiant apart.

Just as the data center has undergone a major technological and economic inflection point, we are focused on driving a similar inflection in battery-powered devices, where efficient, real-time AI requires architectures designed specifically for power, latency, and size constraints.

We designed Syntiant as a full-stack platform purpose-built for this environment. Our Neural Decision Processors, based on our proprietary at-memory architecture, are optimized to run AI workloads with minimal data movement, enabling high-performance, low-latency, and ultra-low-power operation. We pair this silicon with optimized AI models, software tools, and data pipelines designed specifically for deployment in resource-constrained devices.

This integrated approach is central to everything we do. In our experience, silicon alone is not enough. It is software that turns processors into revenue. The combination of hardware, models, and software determines whether AI systems can operate reliably and efficiently at the edge. By developing this stack end to end, we can reduce integration complexity, accelerate time to market, and deliver predictable performance for our customers.

As our customer base grew, a clear pattern emerged: nearly every Syntiant NDP was deployed alongside a microphone. This raised a critical question: if sensors today require DSPs, will they also require dedicated neural processors?

This insight led directly to our acquisition of Knowles Corporation’s Consumer MEMS Microphone business.

We were not simply adding scale; we were adding sensor technology, manufacturing expertise, and long-standing relationships with a large customer base, including many leading global Tier-1 OEMs. By integrating high-quality microphones with our NDPs and optimized AI models, we can help customers reduce integration complexity and time to market for always-on voice experiences. After more than a year of running the combined business, we’ve seen momentum: many microphone customers are co-developing integrated NDP, AI model, software, and microphone solutions.

Today, our AI technology is deployed in tens of millions of devices globally across consumer electronics, automotive, security, healthcare, defense, and retail, and in 2025 alone we shipped more than one billion sensors. You likely interact with multiple devices each day that incorporate our sensors, from smart speakers and smartphones to earbuds and automobiles. We’re proud to play a role in enabling these always-on experiences.

These deployments validate both the performance of our architecture and the demand for always-on, real-time AI capabilities. What we are seeing is not isolated adoption, but what we believe are the early stages of a broader transition.

The market is at a clear inflection point. Artificial intelligence is extending from cloud-based, batch processing to real-time, continuous interaction. This shift is being driven by the rapid growth of connected endpoints, increasing sensor density, and the practical requirement for low-latency, energy-efficient processing. These conditions favor architectures designed specifically for the edge.

The rapid rise of AI agents reinforces this shift. As AI systems increasingly interact with users and their environment in real time, voice becomes a primary interface. Supporting these interactions reliably, particularly in noisy and dynamic conditions, requires tightly integrated sensing, processing, and AI models operating on the device. We designed our platform to meet these requirements.

This broader transition is what we call Physical AI: intelligence that operates directly in the physical world, close to the sensors, devices, and users it serves. These systems must see, hear, and respond in real time while operating within strict limits on power, latency, and size. We designed our platform for those limits, extending AI beyond the cloud to intelligent sensing and action at the edge.

What began as a simple observation from my youngest son, “We just talk to it,” has become something much larger: a generational expectation that we believe will reshape how computing systems are designed and deployed. Today’s children simply assume their devices will understand them as naturally as another person does.

Our objective is to define and lead the platform for Physical AI. And we are just getting started.

We are grateful to our customers, suppliers, partners, employees, co-founders, and to the shareholders, both current and future, who will join us on this journey.

Kurt Busch

CEO and Co-Founder

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward‑Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” and our consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision.

Overview

Syntiant is a semiconductor and software company focused on enabling Physical AI, which we define as on-device sensing and neural inference that allow devices to perceive, process, and respond to real-world inputs. We provide a full-stack, ultra-low-power platform that combines purpose-built neural decision processors (“NDPs”), high-performance sensing, and optimized AI models and tools, enabling customers to deploy intelligent features locally at the point of interaction while using the cloud selectively for training, orchestration, and software upgrades. Our technology has been deployed across a range of devices, from earbuds and wearables to industrial systems and automobiles. As of June 30, 2026, our AI technology had been deployed in tens of millions of devices globally, and our SiSonic sensor products had shipped in more than 25 billion units. We believe this deployed base provides customer validation, commercial access, and a foundation for expansion into next-generation Physical AI applications.

We believe Physical AI represents a natural evolution in how intelligence is deployed, driven by advances in neural network efficiency, purpose-built low-power inference hardware, and the proliferation of natural user interfaces across consumer, automotive, industrial, and medical devices. These advances have made it increasingly practical to run continuous, real-time inference directly on endpoint devices, enabling always-on responsiveness, low-latency interaction, and privacy-preserving local processing within power budgets that were not achievable until recently. While cloud infrastructure remains well-suited for training, orchestration, and software upgrades, its latency, connectivity, and cost characteristics are increasingly misaligned with the performance requirements of many endpoint applications. We believe this shift is expanding the range of AI-enabled applications and increasing demand for purpose-built platforms capable of delivering continuous intelligence directly on-device. A third-party consulting firm estimates that Physical AI will unlock a global market of approximately $490 billion by 2030, and we estimate our total addressable market within Physical AI will reach $23 billion by 2030, representing a compound annual growth rate (“CAGR”) of 29% from 2025 to 2030.

We believe our differentiation is rooted in our ability to deliver ultra-low-power, always-on neural inference on streaming inputs in power-constrained devices, where inference is the primary workload. Our full-stack hardware and software platform helps customers reduce dependence on cloud inference infrastructure, accelerate time to market, and lower power consumption without sacrificing responsiveness. Our established sensor business provides existing customer relationships that we are leveraging to expand across audio, vision, and multi-modal Physical AI use cases.

We market and sell our products through an experienced global sales organization that supports customers from initial design engagement through qualification and volume production. Once a design opportunity is won, our products are embedded in a customer’s product architecture, creating meaningful switching costs and supporting follow-on opportunities across successive product generations. Following the acquisition of the Consumer MEMS Microphone (“CMM”) business from Knowles Corporation in December 2024, we significantly expanded our commercial organization, which supports global tier 1 brands, OEMs, ODMs, module providers, and other ecosystem partners across consumer, automotive, medical, and industrial end markets.

Industry Overview

Significant Growth of Physical AI

AI has become one of the most transformative technologies of the modern era, permeating virtually every sector of the global economy. While many AI applications today run primarily in the cloud, the technology is increasingly moving closer to where it is used, embedded in physical systems that interact directly with the real world. This trend is referred to as Physical AI and spans numerous end markets including automotive, industrial automation, logistics, humanoid and service robotics, aerospace and defense, healthcare, and smart homes.

Physical AI has gained traction in everyday applications, such as earbuds, smart speakers, medical devices, autonomous vehicles, and early industrial robots. According to a third-party consulting firm, the number of connected devices is expected to reach 25 billion by the end of 2026, and many of these devices are candidates for on-device sensing and AI processing. However, we believe this is just the beginning for Physical AI. We believe the market is poised to expand into increasingly complex applications, including humanoids and advanced industrial robots designed to operate in unstructured and dynamic environments.

Physical AI represents the next evolution of AI, shifting from cloud-based models to embedded, real-time intelligence across devices, environments, and interactions.

Key Drivers of Physical AI Adoption

Physical AI is transforming machines from passive tools to reactive partners that can hear, see, and act with immediate precision. Below are some of the key end-market drivers leading to adoption of Physical AI:

Natural voice and conversational AI interfaces: Voice provides a natural, intuitive, and hands-free way for users to interact with AI assistants and large language models through everyday devices. These interactions increase the importance of Physical AI systems that can accurately capture speech, infer intent, and support responsive on-device processing in real time.

Acoustic scene intelligence: In complex real-world sound environments, Physical AI systems can identify relevant sound, suppress unwanted background noise, and continuously adapt to changing acoustic conditions. We expect this to drive adoption in hearing aids, earbuds, headsets, and other communication systems where specific sound detection and speech intelligibility is critical in settings such as crowded rooms, road noise, and drive-through customer interactions.

Computer vision and spatial awareness: Vision extends Physical AI beyond audio, enabling real-time understanding of objects, environments, and human activity across edge devices. As adoption grows across smart cameras, access control, and consumer electronics, we expect demand to increase for always-on, ultra-low-power vision processing that can deliver contextual awareness without reliance on the cloud.

Continuous health monitoring: Wearables and medical devices are transitioning from simple trackers to “active guardians” by continuously analyzing biometric data. From everyday examples such as sleep patterns and blood sugar analysis to more serious alerts such as heart arrhythmia, Physical AI devices can trigger emergency responses.

Industrial monitoring and predictive maintenance: On high-speed manufacturing lines, Physical AI devices allow cameras and other sensors to act as expert inspectors, helping identify microscopic flaws on assembly lines at high speeds that are impossible for human inspectors to detect or systems that rely on outside processing.

High-speed autonomy: In dynamic environments such as homes, busy streets, industrial warehouses, and manufacturing floors, autonomous machines such as robots, drones, and vehicles must make decisions at high speeds, processing significant amounts of sensor data in milliseconds.

System Drivers of Physical AI

Historically, the majority of AI compute has been addressed by centralized cloud infrastructure, which offers vast compute and storage capacity and ample electricity supply. In recent years as AI has moved from compute-heavy training to inference workloads, the cloud-centric AI delivery model has shown significant limitations for Physical AI users.

The combination of the below factors has fueled a push to move AI inference directly onto physical devices rather than relying solely on remote cloud infrastructure.

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Latency: Transmitting continuous streams of sensor, audio, and video data to remote data centers introduces latency that may be prohibitive for time-critical applications. For instance, a noise-cancellation algorithm that waits for a roundtrip to the cloud would not be useful for the real-time end user.
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Energy efficiency: Streaming data from physical devices, oftentimes in raw sensor form, leads to significant consumption of networking and compute energy in the cloud infrastructure.
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Cost: Each additional query or prompt typically incurs incremental compute and energy costs when processed in the cloud, and must be transmitted back and forth with additional cost. On-device AI fundamentally shifts this cost structure, since once neural processing silicon is deployed on-device, inference typically eliminates or greatly reduces incremental cloud usage fees.
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Privacy and data governance: Transmitting, storing, and processing sensitive information in the cloud raises concerns about unauthorized access, data breaches, and compliance with data protection regulations. In applications such as health monitoring and home security, streaming raw biometric or video data to a remote server may create unacceptable exposure to potential violations of data protection laws and regulatory frameworks.
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Connectivity constraints: Many of the environments where AI is most needed, such as moving vehicles, remote infrastructure, or wearable devices in a remote area, cannot guarantee a persistent, high-bandwidth, low-latency connection to the cloud. In the event of network unavailability, cloud-dependent functionality may be interrupted or degraded, which can be unacceptable for certain time-critical or safety-relevant use cases.
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Bandwidth limitations: Sending large volumes of data to the cloud for processing may overwhelm available bandwidth as the number of devices in the real-world grows. At scale, this could create substantial congestion, degrade performance, and impact other critical workloads.

Growth of Physical AI Models and Applications

The AI that captures public imagination, such as chatbots, image generation, and other large language models, represents only the current most visible layer of a much larger market potential. Beneath the surface, Physical AI relies on a broad ecosystem of specialized, on-device models that sense, filter, and interpret real-world signals, as depicted below. As these local intelligence capabilities enable AI systems to perceive their surrounding environment, they enhance the quality, relevance, and responsiveness of higher level conversational and generative AI experiences.

"Visible" AI
Syntiant AI
Chatbots
Agents
Large Language Models
Image / Video Generation
Code Generation
Gesture Recognition
Noise Suppression
Vital Monitoring
Adaptive Power Management
Proximity Detection
On-Device Speech Recognition
Spatial Mapping
AI Enhancement
Activity Recognition
Fault Detection
Presence Detection
Wake Word Detection
Vibration Monitoring
Sensor Aggregation
Obstacle Avoidance
Anomaly Detection
Object Tracking
Beamforming
Echo Cancellation
Active Noise Cancellation
Object Identification
Sensor Fusion

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Signal conditioning and enhancement: Cleaning real‑world sensor inputs to isolate relevant signals under variable and noisy conditions.
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Examples: active noise cancellation, acoustic echo cancellation, microphone beamforming.
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Event and presence detection: Identifying meaningful events or human activity within continuous sensor streams to trigger system actions.
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Examples: voice activity detection, anomalous sound detection such as glass break, alarms, or impact events, Human Presence Detection.
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Always‑on wake word and keyword detection: Ultra‑low‑power, local recognition of predefined trigger phrases without reliance on cloud connectivity.
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Examples: wake word engines, keyword spotting.
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On‑device speech recognition and interpretation: Local decoding of spoken input into text or structured commands for voice‑driven interfaces, without requiring continuous cloud inference.
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Examples: Automatic Speech Recognition, on‑device voice command recognition.
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Vision and situational awareness: Interpreting environmental context using image or related sensors to detect motion, presence, or user intent.
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Examples: visual wake‑on‑motion, gesture recognition, fall detection.

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Mechanical and inertial monitoring: Continuous analysis of vibration and motion signals to identify abnormal behavior or early indicators of failure.
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Examples: vibration‑based anomaly detection, inertial sensing for condition monitoring.
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Physiological signal interpretation: Extracting meaningful information from noisy biosignals in wearable or constrained devices.
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Examples: heart rate and rhythm detection, activity classification, physiological trend monitoring.

These less-visible tasks are focused on working with on-device sensors such as microphones, image sensors, and inertial sensors to clean incoming signals and provide intelligence for multiple different applications. These Physical AI tasks are characterized by continuous operation, streaming sensor inputs, deterministic response requirements, and strict power constraints, which differentiate them from cloud-centric AI tasks.

Physical AI deployments often combine cloud-based development and orchestration with specialized on-device inference engines. A key attribute of Physical AI is connecting these layers by enabling continuous, low-power AI inference directly on-device, while interoperating with cloud-based tooling for model development and software model upgrades.

For example, in applications such as smart glasses, Physical AI platforms can complement cloud-based LLMs by cleaning audio and video signals and extracting key features from microphone or camera instead of streaming raw signals. This can reduce bandwidth, preserve battery, and improve privacy by keeping raw sensor data local. The cloud LLM layer can then handle heavy reasoning, answer complex questions, and generate responses, while working with clean structured inputs rather than fighting noise. In practice, Physical AI can make cloud AI faster and more accurate.

Illustrative Sensor Processing Chain

Below is a diagram of an illustrative audio processing chain that would be used to enable a conversational LLM to function in an extremely noisy environment, spanning from raw sound capture through increasingly complex AI enabled functions that extract structure, meaning, and intent from real-world signals. In this case, a significant amount of AI inference is being performed on-device, including signal conditioning, event recognition, and speech recognition. Depending on the use case, the signal may either be further processed on-device for complex speech recognition and language understanding or be sent to the cloud.

Historically these on-device functionalities such as signal conditioning and sound detection have been addressed by conventional, non-AI algorithms. These solutions typically followed fixed rules and worked reasonably well in controlled predictable environments but came up short in complex, everyday situations. For instance, traditional signal processing approaches generally achieve limited noise suppression under real-world conditions, particularly when background noise is non-stationary or highly variable. In contrast, AI-based deep neural network approaches can model complex, time-varying noise characteristics and demonstrate substantially greater noise suppression in practical deployments, suppressing non-stationary noise sources. This difference can translate to significant perceptual improvements for human communication in everyday noisy environments.

Challenges of Enabling AI Directly on Physical Devices

Running AI-based neural networks continuously is far more computationally demanding than running conventional algorithms, especially when performed on conventional processors such as MCUs and DSPs. This strain can result in significant performance challenges for physical devices such as:

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Power consumption: Optimizing power consumption is a fundamental challenge for physical devices, especially battery-powered systems. This challenge is significantly amplified as the need for AI compute increases.

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Suboptimal on-device models: Many of today’s AI models are designed to run in the cloud, processing large batches of data, and are not optimized to run workloads on small battery-powered devices. The Physical AI landscape spans a wide range of use cases and environments, necessitating a diverse set of models, and while many demonstration models are available, relatively few have been optimized for production deployment.
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Device Size: Physical devices are physically size-constrained and are limited in battery capacity, making integrating and operating compute-intensive workloads challenging.

The evolution of AI-optimized compute in physical devices mirrors the progression of AI compute in cloud-based environments. As AI workloads in the cloud expanded, the industry increasingly adopted more specialized architectures such as GPUs as opposed to general-purpose CPUs to improve the performance and efficiency of AI processing. We believe the physical device market is also poised to transition beyond general purpose processors such as MCUs, DSPs, and application processors to neural processors just as the cloud went to GPUs.

The Syntiant Full-Stack Platform

Building on years of experience with a focus on addressing AI inference challenges in battery-powered devices, we have developed and deployed a full-stack Physical AI compute platform based on three critical pillars:

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Our Neural Decision Processors that are designed to solve the constraints of Physical AI;
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Our SiSonic Sensors that act as the perceptual front-end sensors to audio signals and can be tightly integrated with our NDPs; and
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Our AI Software Models for Physical AI that act as the intelligence layer and are optimized to run in constrained environments.

Depending on the application, customers may adopt our neural processors, AI models, and sensing products independently or in combination. We support customers that deploy only neural processors, only AI software models, and only sensors, as well as customers that deploy full-stack solutions combining two or all three components.

Our Platform Advantage

Our NDPs, sensors, and AI software models form three foundational pillars of a full-stack platform, with each layer purpose-built and designed to work seamlessly together. Our comprehensive approach can shorten our customers’ time to market and reduce the engineering effort required for customers to integrate hardware, software, and models sourced from multiple suppliers or to develop and optimize these components internally.

Our platform also aims to enable more predictable performance and behavior across applications, which we believe accelerates product qualification and commercialization. Because our models are developed in close alignment with our processor architecture and sensing inputs, customers can deploy production-ready inference workloads without extensive retraining, re-optimization, or hardware specific adaptation. In addition, our sensor portfolio and deployment history help to reduce qualification risk and support faster transitions from prototype to volume manufacturing.

We designed and developed the architecture of our NDPs internally and continue to design and develop new NDPs and SoC products internally. NDPs are implemented in silicon by third-party foundries using intellectual property licensed from third parties, including CPU and GPU cores, interface controllers, and memory libraries, among other functional intellectual property blocks as is customary in the semiconductor industry. We develop most of our AI models internally. Our AI models are trained using our proprietary training data, in-licensed third-party training data, or our customers’ training data, depending on each customer’s specific application requirements. We collaborate with third parties to develop inference model SDKs enabling customers to develop and optimize our AI models for deployment on different hardware platforms. In addition, we collaborate with third parties to provide edge processing system-on-modules AI solutions for voice, vision, gesture and other applications, which typically include a Syntiant NDP, host MCU, one or more Syntiant microphones among other sensors, and an interface for integration with a host device.

Our Technology

Syntiant Core™

The Syntiant Core is the custom-built neural engine for high-performance efficient processing of neural networks within power and size constrained environments. It is the primary building block of the Syntiant NDPs. We purpose-built these processors for continuous neural inference on inputs such as audio, vision, and other sensor data.

Unlike general-purpose MCU- or MPU-centric architectures that rely on frequent data movement between compute and memory, Syntiant Core uses an at-memory compute architecture where neural network inference is performed directly alongside on-chip SRAM, eliminating the costly data movement between storage and compute units. This enables both very high MAC utilization and ultra-low power achieving milliwatt-level power consumption with high throughput.

As a result, our processors are designed to enable always-on operation at power levels suitable for battery-powered and thermally constrained devices. This allows customers to deploy neural inference locally without sacrificing responsiveness, privacy, or device lifetime.

The Syntiant Core makes up the cornerstone of our NDP processors and is paired with an integrated companion DSP and MCU for feature extraction and management while the Syntiant Core performs the majority of the neural processing. The architecture also includes features that we designed to exploit common characteristics of device AI neural workloads. For example, some models may have zero-valued activations which Syntiant Core processors can detect to avoid unnecessary computations, increasing throughput and reducing energy consumption. In addition, inference on time-series streaming inputs may involve intermediate results from prior inference steps that Syntiant Core will automatically reuse, minimizing computation and energy consumption at each time step. These techniques improve efficiency for always-on inference applications.

We have iteratively refined our at-memory neural processor architecture over successive generations of NDP products using feedback from deployed customer models and real-world workloads. Across these generations, we have enhanced concurrency, memory bandwidth, kernel scheduling efficiency, and support for a broader range of neural network layer types and data formats. These improvements are reflected in measured gains in throughput per clock cycle and energy efficiency when compared to general purpose architectures.

Based on internal benchmarking of representative production models, our NDPs can deliver meaningful improvements in effective throughput and energy efficiency relative to certain general-purpose MCU+NPU architectures while operating at sub-milliwatt power levels suitable for continuous use. For instance, in representative workloads with certain specified parameters, Syntiant Core 2 has shown approximately 7.4x higher MAC efficiency and 5.9x higher energy efficiency than an Arm Cortex-M85 + Ethos-U55 baseline in word detection, and 11.8x higher MAC efficiency and 4.9x higher energy efficiency in noise reduction. Our NDPs aim to deliver efficiency advantages versus MCU+NPU architectures, while operating at sub-milliwatt power levels suitable for continuous, always-on use.

Syntiant Core 2 Advantage Over ARM M85 + U55 Configuration

Source: Syntiant Internal Benchmarking Data (Syntiant Core 2 vs Arm M85 + U55), 2026. Based on internal benchmarking of representative production models, including a 260k‑parameter keyword detector, a 590k‑parameter noise‑reduction model to compare the Syntiant Core 2 in the NDP120 operating at 21.5 MHz with 32 MAC in a 40nm process with an Arm Cortex M85 + Ethos U55 MCU+NPU platform implemented on a Renesas RA8P1 1 GHz M85 + 500 MHz U55 256 MAC neural coprocessor in 22nm. The Renesas device is referenced solely as the test vehicle for this representative MCU+NPU configuration. MAC efficiency reflects normalized multiply‑accumulate throughput, and energy efficiency reflects measured power consumption and is not normalized for process‑node differences.

The Syntiant Core architecture is implemented using fully digital standard CMOS logic and does not rely on analog or process-specific circuit elements. As a result, our neural processors can be manufactured in any standard CMOS process technology, which facilitates product development.

SiSonic Sensors

We have designed Syntiant SiSonic MEMS microphones and vibration sensors to combine compact size, high performance, mechanical robustness, and low power operation. Our sensor capabilities are based on patented MEMS structures and packaging technologies that support compact sensor designs with high performance and durability, together with proprietary circuitry and advanced ASIC technology designed to enable low power operation while maintaining performance. We continue to develop AI device specific sensor and system level optimizations intended to reduce power consumption, system size, and improve overall performance.

In 2024, we completed the acquisition of the CMM business from Knowles Corporation, which included the SiSonic product line and associated manufacturing, engineering, and customer relationships. Following the acquisition, shipments of SiSonic sensors have continued as part of Syntiant’s sensor product offerings, supporting ongoing customer programs and maintaining continuity of supply to the market. SiSonic MEMS microphones were among the first commercially deployed MEMS microphones, with initial products introduced in 2003 and used in early slim mobile handset designs. Since that time, more than 25 billion SiSonic sensors have shipped cumulatively across a range of consumer, automotive, and industrial applications.

Syntiant AI Software Models, Modeling Platform, and Inference Software Development Kit

We have designed our AI software models and modeling platform to reduce customer effort and accelerate time to production by delivering advanced device-level AI behaviors for sound, language, vision, and other sensor inputs and outputs. Our approach is focused on enabling levels of inference capability typically associated with server-based AI applications to be deployed directly within small, power-constrained AI devices.

We have developed and validated our models specifically for environments that require compact, predictable solutions optimized for strict power and memory limits. We have designed our AI software models to operate with reduced computational and memory requirements compared to many conventional approaches, which can support always-on real-time inference usage in AI devices. This enables system designers to implement advanced AI functionality locally, rather than relying on continuous connectivity to cloud infrastructure.

Our Syntiant Modeling Platform combines our proprietary data sets, subject matter expertise, and domain-specific and domain-independent optimization techniques, developed over multiple product generations and supported by deployed systems. This platform enables efficient development, optimization, and deployment of compact device AI models using standardized workflows.

Our Syntiant Inference SDK is designed to provide the on-target runtime and integration layer that enables Syntiant’s AI models to run across heterogeneous processing platforms, from DSPs, CPUs, and GPUs to advanced neural accelerators, using a portable runtime with target-specific acceleration backends. It supports tasks such as loading models, configuring inputs from microphones and sensors, interfacing with host processors, and managing inference results. Our portable runtime supports concurrent execution of multiple models and includes both target-specific and target-independent optimizations, such as sparsity and selective execution. This portability enables Syntiant to develop an AI model and deploy it across many different supported accelerators, which supports scaling of Syntiant’s software business.

Our Products

Syntiant Core

Neural Decision Processors (NDPs)

Our NDPs are specialized low-power processors that productize the Syntiant Core neural processing architecture into deployable devices for embedded Physical AI systems. We analogize our NDPs’ position in the Physical AI market to purpose-built GPUs in the data center market, where CPUs and MCUs excel at control-oriented and sequential tasks while GPUs and NDPs are optimized for highly parallel, compute-intensive workloads.

Our processor portfolio includes three primary families of NDPs designed for sensing modalities and Physical AI workloads:

Syntiant Core NDP Products

Scaling Neural Processing Across Diverse Applications

NDP families

SoC products
Integrates neural processing with MCU functionality

Successive generations of silicon innovation

Syntiant Core 1
Syntiant Core 2
Syntiant Core 3
Syntiant Core 4
System on chip
(SoC)
NDP3ng
NDP3nxt
Vision & multi-modal
(Including audio)
NDP200
NDP250
NDP2ng
Audio / vibration focused
NDP100
NDP101
NDP120
NDP115
NDP1ng
Production
Sampling
Development
Future Roadmap

1

Note: Future roadmap includes planned next generation (“ng”) and following generation (“nxt”) offerings.

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Audio and Sensor Processing (NDP100, NDP101, NDP115, NDP120): We have designed this family of NDPs for always-on audio and sensor-based Physical AI applications. We architected these processors to execute neural network models that analyze audio signals and other sensor inputs in real time within power-constrained embedded environments. Typical workloads include environmental noise correction, keyword detection, sound classification, contextual sensing, vibration interpretation, and other continuous neural applications across consumer electronics, IoT, medical, and industrial devices.
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Vision Processing (NDP200 and NDP250): We designed this family of NDPs, in addition to the audio interfaces in the one hundred family of devices, to support computer vision and image-based machine learning workloads in on-device Physical AI applications. We have designed these processors to execute neural network models used for tasks such as object detection, image classification, and visual event recognition. The processors in this family are intended for applications that incorporate camera or image sensors and require local inference capabilities, including consumer, automotive, and industrial Physical AI systems.
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Audio Processors: Our AISonic audio edge processors are optimized for machine learning, allowing for high compute and low power operation for voice activation, hands-free control, and contextual audio processing in a range of mobile devices, true wireless stereo headsets, portable speakers, TVs, and other IoT devices.
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SoC Products (Planned NDP3 family, including next generation and following generation products): We are developing a new SoC family of products that integrates neural processing with MCU functionality to support power-constrained, on-device Physical AI workloads. Our SoCs would expand usability by including a customer programmable general-purpose processor. These planned devices are being designed to reduce system complexity by consolidating compute, memory, and control functions within a single device. The architecture is intended to incorporate enhancements such as improved convolutional processing granularity, attention layer optimizations, audio regression and activation format optimizations, and support for additional concurrent model execution to improve performance and efficiency across a broader range of workloads. We expect these planned SoC products to further expand the performance and energy efficiency envelope of our Physical AI platform, enabling support for more complex models and workloads within on-device systems.

SiSonic Sensors

Our SiSonic MEMS-based microphones and vibration sensors form the front end of our Physical AI platform, capturing real-world audio and mechanical signals to enable always-on sensing and on-device intelligence. With over 25 billion units shipped to date, our sensors are deployed across diverse consumer, automotive, and industrial applications ranging from voice control and voice communication to full-fidelity audio capture.

Our SiSonic MEMS microphone product lineup includes digital and analog microphones and automotive-grade microphones. Our digital and low power sensor capabilities enable tighter integration with downstream neural processing and software, differentiating our offerings from standalone alternatives, and supporting our broader Physical AI platform strategy. Our microphones are sold both on a standalone basis and as part of our optimized Physical AI platform along with our NDPs and AI software models.

Together, our sensor offerings are organized into distinct product families that aim to address the requirements of consumer, automotive, and industrial Physical AI applications.

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Digital SiSonic MEMS Microphones: We designed our digital MEMS microphones to serve as primary sensing inputs for Physical AI systems across a range of end markets, including consumer, industrial, and connected device applications. We designed our digital solutions to deliver high signal fidelity, low latency, and robust performance in real-world operating environments.
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Analog SiSonic MEMS Microphones: Our analog MEMS microphone portfolio is intended to support established and legacy applications requiring cost-effective, reliable audio sensing solutions. These products are designed for broad compatibility across existing platforms.
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Automotive SiSonic MEMS Microphones: Our automotive-grade digital MEMS microphones are qualified to industry automotive standards and are designed for use in vehicle cabins and exterior environments. These microphones are used for hands-free communication, voice-enabled user interfaces, and noise suppression in applications where reliability and environmental robustness are required.

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V2S Vibration Sensors: We designed our vibration sensor products to capture mechanical and acoustic signals across a wide bandwidth and are used in consumer, automotive, and industrial systems. These sensors support applications such as sound detection, condition monitoring, and predictive maintenance in environments with high background noise or mechanical stress.

Our future sensor roadmap includes high-performance, high SNR, low-power, compact, and environmentally rugged microphones designed to support increasingly demanding Physical AI applications. Our sensor business is supported by an operating model that includes in-house design of key MEMS, ASIC, and packaging elements, as well as internally managed assembly, test, and global logistics operations. We believe this full-stack approach, combined with the breadth of our sensor portfolio and deployment history, creates a competitive strength.

Syntiant AI Software Models, Modeling Platform, and Inference Software Development Kit

Our AI model portfolio is organized into four product pillars that we designed for on-device deployment:

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Wake & classify: Working closely with sensors including microphones and vibration sensors, these models support always-on, low-power detection and classification with fast response and reduced cloud dependence. Includes: wake word detection, acoustic event detection (e.g., glass breakage, safety alarms, and nature sounds), voice activity detection, speaker validation, and customizable command recognition.
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Hear (enhance/separate): These models are designed to improve intelligibility and listening experiences through on-device audio processing and efficient execution. Includes: front-end microphone signal conditioning, direction of arrival detection, acoustic echo cancellation, adaptive beamforming, single-channel noise suppression, automatic gain control, environmental noise cancellation with integrated voice denoising, hybrid adaptive noise cancellation that adjusts in real time to user and environmental conditions, face-to-face hearing enhancement for in-person communications, personalized speech enhancement using neural voice extraction in both single and multi-speaker modes, and audio source separation enabling offline and real-time isolation of individual audio components from mixed recordings for music production, consumer audio products, and dialogue enhancement.
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Talk (on-device assistant): These models aim to deliver natural-language interaction locally with offline operation, privacy benefits from keeping data on-device, and consistent latency without cloud connectivity. Includes: a small language model capable of processing spoken natural-language input and generating device commands, structured tool invocations, text, and speech responses entirely on-device.
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See (detect/recognize/segment): These models enable real-time visual intelligence on-device with deterministic low latency and reduced reliance on cloud connectivity. Includes: object detection and identification across vehicles, people, pets, packages, and license plates, subclassification of detected objects, facial and license plate recognition, image segmentation and background analysis, intelligent video-conferencing features such as speaker tracking and detection tiling, and natural-language scene description.

Our Syntiant Modeling Platform provides the ability for customers to optimize models for their own applications through a single developer interface for data ingestion and management, labeling, annotation, model training, testing, and deployment. The platform currently supports development for vision and audio models, with support for customer training and optimization of natural language models, expanded physical model types, and multi-modal model development, including vibration, inertial, ultrasonic, radar, and other modalities. System developers can either export generic models for continued development in their own simulation environments, or export platform-optimized models for a specific hardware platform using Syntiant’s Inference SDK.

Our Syntiant Inference SDK is designed to enable customers to seamlessly integrate and deploy our AI models into their end products via a standardized, easy-to-use interface.

Our Market Opportunity

Our technology and product portfolio target several segments within the broader Physical AI ecosystem, including AI processors, MEMS microphones, and AI development tools and software models used for real-world Physical AI endpoints. In aggregate, we estimate that our total addressable market within Physical AI will grow from approximately $6 billion in 2025 to $23 billion in 2030 at a CAGR of 29%.

Estimated Physical AI Total Addressable Market

Graph created by Syntiant Corp. based on Gartner Research and Next Move Strategy Consulting. Calculations performed by Syntiant Corp. Source: Gartner Forecast: AI Processing Semiconductors, Worldwide, 2024-2030, 2Q26. Forecast: Semiconductors and Electronics, Worldwide, 2024-2030, 2Q26, Rajeev Rajput et al., 26 June 2026 Revenue basis.

Within our total addressable market, we are positioned to address several segments that are experiencing growth as AI capabilities expand into Physical devices.

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AI Processing Semiconductors: AI processors for Physical AI enable devices to execute machine learning inference locally without relying on centralized cloud computing resources. These include dedicated AI processors as well as general purpose processors with integrated AI acceleration and are used in applications requiring real-time analysis of sensor inputs, including audio processing, computer vision, and contextual awareness. Based on industry reports prepared by Gartner®, we estimate that the global market for our Physical AI processors will grow from approximately $3.7 billion in 2025 to $17.4 billion in 2030 at a CAGR of 36%, reflecting increasing deployment of AI capabilities in consumer devices, automotive systems, and industrial equipment. Our NDPs are designed to execute machine learning inference in embedded environments and address this Physical AI processor opportunity.
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AI Software Models for Physical AI: Software tools and machine learning models designed for deployment in embedded systems are an important component of Physical AI solutions. These models enable neural-based noise reduction and environmental awareness by continuously filtering, interpreting, and contextualizing real‑world audio, visual, and sensor inputs directly on-device. Building on this foundation, AI software models support event detection, including keyword detection, object detection, and recognition of physical events, enabling responsive and context-aware device behavior. Based on industry reports prepared by Next Move Strategy Consulting, we estimate that the market associated with our AI software models for edge applications will grow from approximately $665 million in 2025 to $2.8 billion in 2030 at a CAGR of 33%, as device manufacturers increasingly incorporate machine learning functionality into connected products.
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MEMS Microphones: MEMS microphones are widely used in consumer electronics and other connected devices to capture audio signals for voice interfaces and sound detection applications. These components serve as the primary sensing interface for many Physical AI applications that rely on continuous monitoring of environmental audio. Based on industry reports prepared by Gartner®, we estimate that the global market for our MEMS microphones will grow from approximately $2.1 billion in 2025 to $3.1 billion in 2030 at a CAGR of 9%, driven by increasing adoption of voice-enabled devices, wearable electronics, and other connected systems. We believe our MEMS microphones address a majority of consumer, automotive, and industrial use cases, and certain medical devices; however, health hearing-aid applications use specialized microphones distributed only through our partnership with Knowles Corporation.

We have designed our solutions across NDPs, MEMS microphones, and AI software models for Physical AI applications to address a broad range of end markets. These capabilities support scalable deployment of Physical AI across consumer electronics, automotive platforms, industrial and robotic systems, and healthcare and medical devices, where systems must continuously sense, interpret, and respond to real-world environments with minimal reliance on centralized cloud infrastructure.

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Consumer Electronics: Devices such as earbuds, smart home products, wearables, head-mounted devices such as smart glasses, mobile accessories, and robotics increasingly incorporate machine learning capabilities to support voice interfaces, environmental sound detection, and contextual sensing. These devices often require always-on processing of audio and sensor inputs within compact and power-constrained environments. Examples of consumer electronics applications include:
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Smart Glasses and Earbuds: Wearable platforms that integrate audio, vision, and contextual AI to enable real-time assistance, including voice interfaces, translation, and environmental awareness, requiring ultra-low-power, on-device processing within compact, thermally constrained form factors. These devices increasingly serve as an always-available interface to AI systems, functioning as a gateway to LLM-driven experiences through voice interaction, with embedded capabilities such as noise suppression, keyword detection, and environmental sound classification enhancing responsiveness and personalization.
o
Robotics: Consumer and commercial devices incorporate distributed sensing and inference to enable real-time interaction with dynamic environments, with stringent requirements for low power consumption, high signal-to-noise performance, and scalability across multiple processors and sensors per device.
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Automotive Electronics: Automotive platforms increasingly incorporate Physical AI processing to support driver monitoring systems, cabin sensing, and other in-vehicle intelligence functions. Automotive applications often rely on continuous analysis of camera, audio, or sensor inputs to enable safety features and driver assistance capabilities. As automotive manufacturers integrate additional sensing technologies and AI-enabled features within vehicle platforms, demand for Physical AI processors designed for embedded automotive environments is expected to increase.
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Industrial Electronics: Industrial, commercial, and robotic systems increasingly deploy Physical AI capabilities to support condition-based monitoring, automation, and predictive maintenance applications. These systems often integrate processors, sensors, and machine learning models to analyze environmental signals, visual inputs, or operational data in real time. Physical AI processors used in industrial and robotic systems enable local processing of sensor data within industrial equipment and autonomous platforms, reducing reliance on cloud connectivity and supporting real-time decision-making in operational environments.
o
Defense Applications: Industrial and embedded systems deployed in defense environments leverage physical AI for mission-critical sensing and identification to improve situational awareness in contested or connectivity-constrained settings. These applications require highly reliable, low-latency, and power-efficient on-device inference. We support these deployments with a dedicated team that includes personnel and facilities with applicable security clearances, allowing us to participate in sensitive and security focused programs.
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Healthcare and Medical Devices: We currently ship neural processors and AI software for use in regulated healthcare devices, where continuous, ultra‑low‑power on‑device inference is required to meet strict power, latency, reliability, and privacy requirements. These applications represent some of the most demanding Physical AI environments due to small form factors, long operational lifetimes, and medical performance standards.

As AI capabilities continue to expand across consumer electronics, automotive systems, industrial devices, and the healthcare industry, we expect demand for Physical AI processors, sensing technologies, and embedded machine learning models to increase.

Our Competitive Strengths

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Offering a full-stack platform to optimize system-level performance. By combining ultra-low-power compute, sensors, and software and AI models in a unified Physical AI solution, we aim to help customers reduce design complexity, accelerate time to market, and improve system-level performance. This approach allows us to optimize across the full solution stack, delivering differentiated power efficiency, functionality, and ease of deployment for always-on and intelligent Physical AI applications. We believe our product roadmap will further extend these advantages by broadening our platform across additional sensing modalities, neural processing capabilities, and AI model functionality. As AI increasingly moves into real-world, resource-constrained devices, we believe our platform strategy positions us to capture a larger share of customer spend and expand into broader multi-modal use cases.
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Proven leadership in ultra-low-power, always-on intelligence. We are a leader in ultra-low-power Physical AI, with a purpose-built architecture designed for voice-driven and always-on applications where latency, battery life, size, and power efficiency are critical. Based on internal testing, our solutions consumed significantly less power than certain competing solutions, which helps to highlight the differentiated efficiency of our platform in power-constrained devices. We believe this combination of ultra-low-power performance and voice-focused capability positions us favorably across a broad range of hands-free, eyes-free, and always-on Physical AI applications.
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Long-standing relationships with OEMs and tier 1 customers, with an established base for broader AI attachment. We believe our commercial position benefits from a robust installed base of over 100 customers as of June 30, 2026. Our installed footprint provides a strong foundation to cross-sell higher-value NDP and model-related solutions, including AI models and tools, while we believe our design-in model, qualification requirements, and integration into customer platforms can create durable relationships and meaningful switching costs once our Physical AI solutions are deployed in production. Our customer base has expressed significant AI interest, with many of our customers engaged in evaluating our AI products for their use.
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Intellectual property portfolio across low-power compute, sensing, and AI software models. We believe our intellectual property portfolio is a competitive asset and supports our position across processing, always-on sensing, voice and audio technologies, and full-stack hardware‑enabled platform solutions. Our owned and in-licensed intellectual property portfolio and know-how span semiconductor architectures, AI software models and tools, system design, and sensor-related technologies, and we believe this breadth strengthens both our product differentiation and our ability to develop full-stack platform solutions over time. As of June 30, 2026, we owned approximately 27 issued U.S. patents, 26 issued foreign patents, 16 pending U.S. patent applications, and 23 pending foreign patent applications. The issued patents in the United States generally expire beginning in 2036 through 2044. As of June 30, 2026, we have perpetual licenses, except in Hearing Health Field Uses (defined below), to approximately 200 issued U.S. patents, 133 issued foreign patents, seven pending U.S. patent applications, and 60 pending foreign patent applications, and such license rights are exclusive for use in MEMS microphones in consumer products and non-exclusive in all other areas (except, in each case, in Hearing Health Field Uses). In addition, as of June 30, 2026, we have non-exclusive license rights to approximately 103 issued U.S. patents and one issued foreign patent, except in Hearing Health Field Uses. Such in-licensed issued patents in the United States generally expire beginning in 2027 through 2043.
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Management team with extensive domain expertise spanning AI, audio, and semiconductor product execution. Our engineering-centric workforce and highly skilled management team bring deep domain expertise and execution capabilities across semiconductor product development, low-power AI algorithms and tools, audio systems, and operational scaling. We believe this multidisciplinary expertise enhances our ability to innovate across the full stack of Physical AI and to support customers in bringing complex, integrated products to market. As of June 30, 2026, our team included approximately 190 employees in research and development. We are led by a team of seasoned semiconductor experts, with many of our executives having over 30 years of experience and a track record of leadership and innovation at established public companies.

Our Strategy

Our strategy is to scale our Physical AI platform by leveraging our established sensing footprint as a distribution and integration advantage, enabling us to expand adoption of on-device intelligence within our existing customer base while broadening our reach across additional workloads, applications, and end markets. By engaging early in the customer design cycle and operating adjacent to core sensing components, we enable customers to incrementally add intelligence to products that already incorporate our sensors through existing components, increasing functionality and content per device while minimizing system redesign, qualification risk, and integration complexity.

Leverage Our Sensing Footprint to Drive Physical AI Adoption

We had over 100 customers as of June 30, 2026 and leverage our established sensing footprint and long-standing customer relationships as the entry point for higher-value Physical AI offerings. Our sensors are deeply embedded in customer platforms and positioned early in the design cycle, allowing us to introduce additional on-device intelligence with minimal technical friction and limited disruption to existing system architectures. Our customer base has expressed significant AI interest, with many of our customers engaged in evaluating our AI products for their use.

Expand Value per Customer Device, Drive Increase in Dollar Content and Enable Margin Expansion

Our layered platform architecture creates a natural monetization progression opportunity within each customer deployment. Sensors establish the initial footprint, neural processors add on-device intelligence at higher average selling prices (“ASPs”), and AI software models layer incremental value with limited additional hardware complexity. We believe this progression can increase revenue per device, shift product mix toward higher-value offerings, and deepen our integration within customer product architectures—creating platform stickiness that supports long-term customer retention. Our integrated solutions are expected to generate gross margins materially higher than sensors alone. Below is an illustration of our dollar content expansion opportunity on a cumulative basis, as sensor customers incorporate additional capabilities from our AI offerings.

For illustrative purposes only. Actual bill of materials (“BOM”) content will differ and vary by, among other things, device category, customer configuration, and deployment timeline.

Capture Greater BOM Share Through Expanding Neural Processor Capabilities

We are expanding the functionality of our neural decision processors and associated software to take on a greater role in device-level intelligence over time. As neural processor functionality expands, we expect customers to increasingly consolidate intelligence that would otherwise be distributed across multiple discrete components, such as MCUs, enabling simpler system designs, lower overall power consumption, and greater system-level efficiency, while increasing our participation in the overall device bill of materials.

Expand Our Platform Across Additional Workloads, Applications, and End Markets

We are expanding our integrated platform of sensors, neural processors, and AI software across audio, vision, motion, and sensor fusion workloads which we believe will broaden our addressable market and increase our relevance across a wider range of intelligent endpoint applications and emerging Physical AI markets. We have seen high interest in markets such as defense, robotics, and autonomous vehicles that we were not addressing two years ago.

Selective Acquisitions to Strengthen Our Platform

We have used acquisitions to enhance our technology capabilities, expand our product portfolio, and deepen our customer relationships. For example, we have completed three acquisitions in the last two years, including the acquisition of the CMM business of Knowles Corporation. We expect to continue evaluating selective acquisition opportunities that can strengthen our platform, broaden our market reach, and support our long-term growth strategy.

Indebtedness and Profitability

Since inception, we have incurred cumulative net losses from operations, including net losses of $60.9 million and $25.7 million for the years ended December 31, 2025 and 2024, respectively, and net losses of $30.6 million and $25.3 million for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, our accumulated deficit was $225.2 million. We have significant debt obligations as of June 30, 2026, including $50.0 million of senior secured term loans outstanding pursuant to a Loan and Security Agreement with Structural Capital maturing in December 2028 and $6.0 million of secured subordinated loans outstanding from Knowles Corporation maturing in March 2029. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Risk Factors Summary

Our business is subject to a number of risks and uncertainties of which you should be aware before making a decision to invest in our Class A common stock. These risks are more fully described in the section titled “Risk Factors” and elsewhere in this prospectus. These risks include, among others, the following:

•
We have a history of net losses, and we may not achieve or maintain profitability in the future.
•
We depend on a limited number of customers for most of our revenue.
•
We have a limited operating history at our current scale, and our historical financial results are not directly comparable to our current operations as a result of our completed acquisition of our sensors business from Knowles Corporation.
•
Our international operations subject us to risks, including risks from changes in trade regulations, currency fluctuations, political instability, and conflicts.
•
We do not have long-term commitments from our customers.
•
Our platform strategy of combining sensors, processors, and AI models may not achieve market acceptance.
•
Our success depends on our customers’ ability to develop products that achieve market acceptance.
•
Failure to adjust our inventory and production or predict demand could adversely impact our revenue.
•
Our gross margins may fluctuate due to a variety of factors.
•
Some of our customers may require our products and our third-party manufacturers to undergo a qualification process that does not assure product sales.
•
The nature of the design win process requires us to incur expenses without any guarantee that we will generate revenue.
•
Acquisitions, divestitures, strategic investments, and strategic partnerships could adversely affect our business, financial condition, and results of operations.
•
Failure to commercialize our investment in research and development efforts or to respond to rapid technological change could negatively affect our business, financial condition, and results of operations.
•
We compete against companies that have significantly greater resources, broader product lines, and alternative technological approaches to low power neural processing.
•
We are subject to the cyclical nature of our industry.
•
We depend on agreements with third-party developers and licensors.
•
Our estimate of our total addressable market may be inaccurate, and we may not capture a significant portion of the market.
•
The market for Physical AI is new, and may decline or experience limited growth.
•
Our debt obligations and financial covenants may limit our operational flexibility.

•
We maintain internal manufacturing operations for our MEMS sensor products, which require significant capital expenditures and ongoing investments.
•
We depend on a limited number of third-party suppliers for our sensors and semiconductors.
•
Delays at our third-party wafer fabrication facilities, ineffective use of our manufacturing capacity, or failure to maintain manufacturing yields may result in loss of revenue and damage to our customer relationships.
•
Material availability and price fluctuations may raise costs and impact our ability to meet customer commitments.
•
Our revenue could be materially impacted by the failure of other component suppliers to deliver required parts needed in the final assembly of our customers’ end products.
•
We are subject to export control, economic sanctions, anti-corruption, and anti-bribery regimes, which could restrict international activities and expose us to liability.
•
Our quarterly revenue and operating results are difficult to predict and may fluctuate.
•
If we fail to adequately protect our intellectual property, our ability to compete could be harmed.
•
The use of open source software in our products, processes, and technology may expose us to additional risks and compromise our proprietary intellectual property.
•
Uncertain risks relating to the adoption, use, or application of emerging technologies, including AI, by our customers and in our business, could materially and adversely impact our business, financial condition, and results of operations and result in reputational harm and liability.
•
The AI industry is subject to complex, evolving regulatory, statutory, and other requirements that may be difficult and expensive to comply with, which could negatively impact broad-based adoption of AI.
•
Compliance with ever-evolving federal, state, and foreign laws and other requirements relating to the processing of information about individuals necessitates significant expenditure and resources, and failure to comply may result in liability and reputational harm.
•
The dual-class structure of our common stock has the effect of concentrating voting control with certain stockholders, including certain of our directors, executive officers, and their respective affiliates.
•
We and our third-party providers are exposed to cybersecurity risks and incidents.
•
There has been no prior public market for our Class A common stock and an active trading market may never develop or be sustained.
•
You may not be able to sell the shares you purchase in this offering at or above the offering price.
•
If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
•
We will have broad discretion in the use of proceeds of this offering.
•
We expect to incur significant additional costs as a result of being a public company.
•
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
•
Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.
•
Because we may not pay any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, may be your sole source of gain.

Corporate Information

We were incorporated in April 2017 as a Delaware corporation. Our principal executive offices are located at 7555 Irvine Center Drive, Suite 200, Irvine, California 92618, and our telephone number is (949) 774-4887. Our website address is www.syntiant.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b‑2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non‑affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non‑convertible debt securities during the prior three‑year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•
we will present in this prospectus only two years of audited annual financial statements, plus any required unaudited condensed consolidated financial statements, and related management’s discussion and analysis of financial condition and results of operations;
•
we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes‑Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•
we will provide less extensive disclosure about our executive compensation arrangements; and
•
we will not require stockholder non‑binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for any other new or revised accounting standards until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Class A common stock offered by us	shares.

Option to purchase additional shares of Class A common stock from us	shares.

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock from us in full).

Class B common stock to be outstanding immediately after this offering	shares.

Total common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock from us in full).

Voting rights

Following completion of this offering, we will have two classes of common stock, Class A common stock and Class B common stock. The rights of holders of Class A and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock.

Outstanding shares of Class B common stock, all of which will be held by our Founders and certain trusts for the benefit of our Founders and their family members, will represent approximately % of the voting power of our outstanding capital stock immediately following this offering, and we refer to each of Mr. Busch, Dr. Holleman, Dr. Bailey, and Mr. Vorenkamp as the “Founders.” These holders will have the ability to significantly influence the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See the section titled “Description of Capital Stock” for additional information.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to fund our operations, create a public market for our Class A common stock, facilitate our future access to the public equity markets, and increase awareness of our company among potential partners. We currently intend to use the net proceeds from this offering to repay amounts outstanding under our 2024 Seller Note, working capital, research and development activities, and for general corporate purposes, including general and administrative matters, and capital expenditures. We also may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of Proceeds” for additional information.

Reserved share program

At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, certain employees and other individuals associated with them, to the extent permitted by local securities laws and regulations. The sales will be made at our direction by Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of BofA Securities, Inc., an underwriter of this offering, through a reserved share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. Any shares sold in the reserved share program to our directors or executive officers who have entered into lock-up agreements described in “Underwriting” shall be subject to the provisions of such lock-up agreements.

Risk factors

See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our Class A common stock.

Proposed trading symbol	“SYTN”

Unless otherwise specified, in this prospectus, the number of shares of our common stock to be outstanding after this offering is based on shares of our Class A common stock and shares of our Class B common stock outstanding as of June 30, 2026, after giving effect to the Preferred Stock Conversion, the Common Stock Reclassification, and the Class B Stock Exchange (each as defined below), and excludes:

•
807,490 shares of our Class A common stock issuable upon the exercise of outstanding stock options as of June 30, 2026, with a weighted‑average exercise price of $7.72 per share;
•
316,354 shares of our Class B common stock issuable upon the exercise of outstanding stock options as of June 30, 2026, with a weighted‑average exercise price of $4.85 per share;
•
2,729,989 shares of our Class A common stock issuable upon the vesting and settlement of restricted stock units (“RSUs”) subject to service-based and liquidity‑based vesting conditions outstanding as of June 30, 2026, for which the service‑based vesting condition was not yet satisfied as of June 30, 2026 and for which the liquidity‑based vesting condition will be satisfied on or before March 15, 2027;
•
2,355,928 shares of our Class B common stock issuable upon the vesting and settlement of RSUs subject to service- or market-based and liquidity‑based vesting conditions outstanding as of June 30, 2026, for which the service or market-based vesting condition was not yet satisfied as of June 30, 2026 and for which the liquidity‑based vesting condition will be satisfied on or before March 15, 2027;

•
83,346 shares of our Class A common stock issuable upon the vesting and settlement of RSUs subject to performance-based vesting conditions issued in connection with our acquisition of Orosound SAS (“Orosound”) on April 10, 2026;

•
shares of our Class A common stock issuable upon the vesting and settlement of outstanding RSUs and stock options granted after June 30, 2026;
•
shares of our Class B common stock issuable upon the vesting and settlement of outstanding RSUs and stock options granted after June 30, 2026;
•
1,013,299 shares of Class A common stock issuable pursuant to our warrants to purchase shares of common stock outstanding as of June 30, 2026, including 823,544 shares of Class A common stock issuable upon the exercise of outstanding warrants to purchase 2,470,655 shares of preferred stock, with a weighted-average exercise price of $23.53 per share;
•
16,495 shares of Class A common stock issuable to a customer upon the exercise of 49,488 preferred stock warrants issued after June 30, 2026, with an exercise price of $0.0001 per share;
•
shares of Class A common stock reserved for future issuance under the Syntiant Corp. 2026 Equity Incentive Plan (the “2026 Plan”), which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective (and which excludes any potential annual evergreen increases pursuant to the 2026 Plan), and from which we will grant RSUs covering approximately shares of Class A common stock concurrently with this offering (based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus) to certain of our directors, officers and employees in connection with the completion of this offering; and
•
shares of Class A common stock reserved for future issuance under our Employee Stock Purchase Plan (the “ESPP”), which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective (and which excludes any potential annual evergreen increases pursuant to the ESPP).

Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following as of June 30, 2026:

•
a three-to-one reverse stock split of our common stock, which became effective on July 15, 2026 (the “Reverse Stock Split”);
•
the adoption, filing, and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;
•
the conversion of 3,430,528 outstanding shares of our Series A-1 Preferred Stock, par value $0.0001 per share (the “Series A-1 Preferred Stock”) as of June 30, 2026, into an aggregate of 1,143,506 shares of Class A common stock, which will occur immediately prior to the completion of this offering (the “Series A-1 Preferred Stock Conversion”);
•
the conversion of 1,090,896 outstanding shares of our Series A-2 Preferred Stock, par value $0.0001 per share (the “Series A-2 Preferred Stock”) as of June 30, 2026, into an aggregate of 363,622 shares of Class A common stock, which will occur immediately prior to the completion of this offering (the “Series A-2 Preferred Stock Conversion”);
•
the conversion of 7,644,902 outstanding shares of our Series B Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”) as of June 30, 2026, into an aggregate of 2,548,292 shares of Class A common stock, which will occur immediately prior to the completion of this offering (the “Series B Preferred Stock Conversion”);
•
the conversion of 7,080,764 outstanding shares of our Series C Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”) as of June 30, 2026, into an aggregate of 2,360,239 shares of Class A common stock, which will occur immediately prior to the completion of this offering (the “Series C Preferred Stock Conversion”);
•
the conversion of 6,405,456 outstanding shares of our Series C-1 Preferred Stock, par value $0.0001 per share (the “Series C-1 Preferred Stock”) as of June 30, 2026, into an aggregate of 2,135,137 shares of Class A common stock, which will occur immediately prior to the completion of this offering (the “Series C-1 Preferred Stock Conversion”);
•
the conversion of 8,528,370 outstanding shares of our Series D-1 Preferred Stock, par value $0.0001 per share (the “Series D-1 Preferred Stock”) as of June 30, 2026, into an aggregate of 3,063,728 shares of Class A common stock and 6,464 shares of Class B common stock, which will occur immediately prior to the completion of this offering (the “Series D-1 Preferred Stock Conversion”);
•
the conversion of 8,334,652 outstanding shares of our Series D-2 Preferred Stock, par value $0.0001 per share (the “Series D-2 Preferred Stock”) as of June 30, 2026, into an aggregate of 3,000,474 shares of Class A common stock, which will occur immediately prior to the completion of this offering (the “Series D-2 Preferred Stock Conversion”);
•
the conversion of 1,646,496 outstanding shares of our Junior Preferred Stock, par value $0.0001 per share (the “Junior Preferred Stock” and, together with the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series D-1 Preferred Stock, and Series D-2 Preferred Stock, the “Preferred Stock”) as of June 30, 2026, into an aggregate of 548,832 shares of Class A common stock, which will occur immediately prior to the completion of this offering (the “Junior Preferred Stock Conversion” and, together with the Series A-1 Preferred Stock Conversion, Series A-2 Preferred Stock Conversion, Series B Preferred Stock Conversion, Series C Preferred Stock Conversion, Series C-1 Preferred Stock Conversion, Series D-1 Preferred Stock Conversion, and Series D-2 Preferred Stock Conversion, the “Preferred Stock Conversion”);

•
the authorization of a new Class B common stock and the reclassification of our outstanding common stock into shares of a newly created Class A common stock, which will occur prior to the completion of this offering (the “Common Stock Reclassification”);
•
the exchange of an aggregate of shares of Class A common stock held by our Founders and certain trusts for the benefit of our Founders and their family members following the Common Stock Reclassification, for an equivalent number of shares of our Class B common stock upon the completion of this offering pursuant to the terms of an exchange agreement entered into with us, and the conversion of 2,872,546 outstanding RSUs covering shares of Class A common stock and 316,354 outstanding options covering shares of Class A common stock into an equivalent number of awards covering shares of Class B common stock (collectively, the “Class B Stock Exchange”);
•
the issuance of 1,326,789 shares of our Class A common stock issuable upon the vesting and settlement of RSUs subject to service-based and liquidity‑based vesting conditions outstanding as of June 30, 2026, for which the service‑based vesting condition was satisfied as of June 30, 2026 and for which the liquidity‑based vesting condition will be satisfied on or before March 15, 2027;

•
the issuance of 516,618 shares of our Class B common stock issuable upon the vesting and settlement of RSUs subject to service- or market-based and liquidity‑based vesting conditions outstanding as of June 30, 2026, for which the service or market-based vesting condition was satisfied as of June 30, 2026 and for which the liquidity‑based vesting condition will be satisfied on or before March 15, 2027;
•
no exercise of outstanding stock options or warrants or settlement of outstanding RSUs after June 30, 2026, except as described above;
•
the issuance of 69,454 shares of Class A common stock issuable upon the automatic exercise of warrants to purchase shares of Series D-1 Preferred Stock held by a customer in connection with this offering; and
•
no exercise by the underwriters of their option to purchase additional shares of our Class A common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated financial data. The summary consolidated statements of operations data for the years ended December 31, 2025 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2026 and 2025 and the summary consolidated balance sheet data as of June 30, 2026 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in our opinion, contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such interim financial statements. Our historical results are not necessarily indicative of our future results, and our results for the six months ended June 30, 2026 are not necessarily indicative of results that may be expected for the year ending December 31, 2026 or any future period.

You should read the following summary consolidated financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes.

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025	2024
	(in thousands, except share and per share amounts)
Consolidated Statement of Operations:
Revenue:
Products(1)	$130,165	$132,063	$267,982	$6,552
Software and services	1,398	2,890	3,812	7,095
Total revenue	131,563	134,953	271,794	13,647
Cost of revenue:
Cost of products sold(1)	106,158	107,471	214,888	5,092
Cost of software and services	83	445	804	757
Amortization of developed technology	1,485	1,302	2,605	1,435
Total cost of revenue	107,726	109,218	218,297	7,284
Gross profit	23,837	25,735	53,497	6,363
Operating expenses:
Research and development(1)	24,793	26,587	52,495	18,518
Selling, general and administrative(1)	19,604	18,788	39,428	14,063
Impairment of property and equipment	—	—	5,855	—
Total operating expenses	44,397	45,375	97,778	32,581
Loss from operations	(20,560)	(19,640)	(44,281)	(26,218)
Interest expense(1)	(5,403)	(4,403)	(9,133)	(497)
Interest income	328	483	1,041	566
Remeasurement of warrant liabilities(2)	(3,176)	(265)	(548)	—
Other (expense) income, net(2)	(1,108)	832	(2,200)	51
Loss before income taxes	(29,919)	(22,993)	(55,121)	(26,098)
Provision for (benefit from) income taxes	694	2,296	5,764	(397)
Net loss	$(30,613)	$(25,289)	$(60,885)	$(25,701)
Cumulative undeclared dividends	(8,813)	(5,533)	(11,170)	(321)
Net loss attributable to common stockholders	$(39,426)	$(30,822)	$(72,055)	$(26,022)
Net loss per share attributable to common stockholders – basic and diluted(3)	$(8.46)	$(6.97)	$(16.26)	$(5.93)
Pro forma net earnings (loss) per share attributable to common stockholders, basic and diluted(4)	$		$
Pro forma weighted-average shares used in calculating pro forma net earnings (loss) per share attributable to common stockholders, basic and diluted(4)
Weighted-average shares used to compute net loss per share attributable to common stockholders – basic and diluted	4,661,390	4,423,907	4,430,935	4,391,006
Non-GAAP Financial Measures(5):
Non-GAAP Gross Profit	$25,322	$33,997	$63,062	$8,575
Adjusted EBITDA	$(14,429)	$(6,380)	$(15,803)	$(16,469)

(1)
Includes related party transactions as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025	2024
	(in thousands)
Product revenue	$433	$276	$558	$—
Cost of products sold	4,942	4,982	10,662	100
Research and development	—	122	117	—
Selling, general and administrative	1,236	4,089	6,921	77
Interest expense	348	230	626	5

(2)
Certain reclassifications of prior period amounts have been made to conform to current period presentation.

(3)
See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share and the weighted-average number of shares used in the computation of per share amounts.

(4)
The pro forma weighted-average shares used in computing pro forma net earnings (loss) per share for the six months ended June 30, 2026, and the year ended December 31, 2025 assumes, as though each conversion, reclassification, or exchange had occurred as of January 1, 2026 and January 1, 2025, respectively, (i) the Preferred Stock Conversion, (ii) the Common Stock Reclassification, (iii) the Class B Stock Exchange, (iv) the issuance of 1,326,789 shares of our Class A common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of June 30, 2026 and the liquidity-based vesting condition will be satisfied on or before March 15, 2027, (v) the issuance of 516,618 shares of our Class B common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of June 30, 2026 and the liquidity-based vesting condition will be satisfied on or before March 15, 2027, and (vi) an adjustment to reflect the automatic net exercise of preferred stock warrants issued to a customer upon completion of the offering. For the purposes of the pro forma calculation, we assumed the liquidity event vesting condition occurred as of January 1, 2025. The pro forma net earnings (loss) used to calculate pro forma net earnings (loss) per share reflects (i) cumulative stock-based compensation expense of approximately $32.2 million that we will recognize upon completion of this offering related to RSUs for which the liquidity-based vesting condition will be satisfied on or before March 15, 2027 and the service condition has been satisfied as of June 30, 2026, (ii) cumulative stock-based compensation expense of approximately $0.6 million that we will recognize upon completion of this offering related to stock options for which the service-based and liquidity-based vesting conditions will be satisfied on or before March 15, 2027, (iii) a $20.3 million adjustment to eliminate cumulative undeclared dividends on outstanding shares of preferred stock as if such conversion had occurred as of January 1, 2025, (iv) a $1.0 million adjustment to eliminate interest expense incurred on the 2024 Seller Note as if repayment of the 2024 Seller Note had occurred as of January 1, 2025, and (v) a $3.7 million adjustment to eliminate changes in fair value of preferred stock liability-classified warrants reclassified to equity in connection with this offering as if such reclassification had occurred as of January 1, 2025, other than with respect to warrants issued to a customer.

(5)
We use non-GAAP Gross Profit, non-GAAP Segment Gross Profit, and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) as supplemental measures to monitor and evaluate our financial results and operational performance.

We define non-GAAP Gross Profit and non-GAAP Segment Gross Profit as our gross profit adjusted to exclude expenses not directly attributable to gross profit, such as amortization of acquired intangible assets and inventory fair value adjustments. Inventory fair value adjustments reflect the elimination of the excess of fair value of acquired inventory over its cost basis. We define Adjusted EBITDA as our net loss adjusted to exclude expenses not directly attributable to the performance of our operations, such as income taxes, interest income and expense, depreciation and amortization, inventory fair value adjustments, stock-based compensation, severance costs, impairment of property and equipment, and transaction costs.

We believe that these non-GAAP financial measures provide useful information to users of our financial statements in understanding and evaluating our results of operations in the same manner as our management team. In particular, we believe that these metrics offer users additional tools to analyze various elements of our operational performance through time by excluding items that vary for reasons unrelated to operating performance. We believe the presentation of non-GAAP Gross Profit, non-GAAP Segment Gross Profit, and Adjusted EBITDA in this prospectus provides investors with additional tools to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors. However, our calculation of these non-GAAP measures may not align with similarly titled measures presented by other companies due to differences in the way that these measures are calculated, limiting comparability across companies.

Non-GAAP Gross Profit, non-GAAP Segment Gross Profit, and Adjusted EBITDA have limitations and should not be considered as the sole measures of our performance and should not be considered in isolation from, or as a substitute for, gross profit and net loss calculated in accordance with GAAP.

The following tables reconcile the most directly comparable GAAP financial measures to each of these non-GAAP financial measures.

Non-GAAP Gross Profit

For the six months ended June 30, 2026 (in thousands):

	AI	Digital Sensors	Analog Sensors	Consolidated
Segment gross profit (loss)	$3,723	$23,638	$(3,524)	$23,837
Add:
Amortization of acquired intangible assets	901	350	234	1,485
Non-GAAP Segment Gross Profit (Loss)	$4,624	$23,988	$(3,290)	$25,322

For the six months ended June 30, 2025 (in thousands):

	AI	Digital Sensors	Analog Sensors	Consolidated
Segment gross profit (loss)	$4,134	$23,604	$(2,003)	$25,735
Add:
Amortization of acquired intangible assets	718	331	253	1,302
Inventory fair value adjustment	—	4,054	2,906	6,960
Non-GAAP Segment Gross Profit (Loss)	$4,852	$27,989	$1,156	$33,997

For the year ended December 31, 2025 (in thousands):

	AI	Digital Sensors	Analog Sensors	Consolidated
Segment gross profit (loss)	$6,524	$51,792	$(4,819)	$53,497
Add:
Amortization of acquired intangible assets	1,435	660	510	2,605
Inventory fair value adjustment	—	4,054	2,906	6,960
Non-GAAP Segment Gross Profit (Loss)	$7,959	$56,506	$(1,403)	$63,062

For the year ended December 31, 2024 (in thousands):

	AI	Digital Sensors	Analog Sensors	Consolidated
Segment gross profit (loss)	$5,653	$658	$52	$6,363
Add:
Amortization of acquired intangible assets	1,435	—	—	1,435
Inventory fair value adjustment	—	743	34	777
Non-GAAP Segment Gross Profit (Loss)	$7,088	$1,401	$86	$8,575

Adjusted EBITDA

For the six months ended June 30, 2026 and 2025 and the years ended December 31, 2025 and 2024 (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025	2024
Net loss	$(30,613)	$(25,289)	$(60,885)	$(25,701)
Add:
Provision for (benefit from) income taxes	694	2,296	5,764	(397)
Interest and other expense (income), net	9,359	3,353	10,840	(120)
Depreciation of property and equipment	3,933	4,664	9,058	343
Amortization of intangible assets	1,542	1,368	2,727	1,565
Inventory fair value adjustment	—	6,960	6,960	777
Stock-based compensation expense	119	268	472	890
Equity-based payment to customer	177	—	1,786	—
Severance costs	—	—	1,339	—
Impairment of property and equipment	—	—	5,855	—
Transaction costs	360	—	281	6,174
Adjusted EBITDA	$(14,429)	$(6,380)	$(15,803)	$(16,469)

	As of June 30, 2026
	Actual	Pro forma(1)	Pro forma as adjusted(2)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$31,217
Total assets	208,495
Total liabilities	129,413
Preferred stock and preferred stock warrants	280,501	—	—
Stockholders’ equity (deficit)	(201,419)

(1)
The pro forma column above gives effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; (ii) the Preferred Stock Conversion; (iii) the Common Stock Reclassification; (iv) the Class B Stock Exchange; (v) the issuance of 1,326,789 shares of our Class A common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of June 30, 2026 and the liquidity-based vesting condition will be satisfied on or before March 15, 2027; (vi) the issuance of 516,618 shares of our Class B common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of June 30, 2026 and the liquidity-based vesting condition will be satisfied on or before March 15, 2027; (vii) stock-based compensation expense of approximately $32.2 million that we will recognize upon completion of this offering related to RSUs subject to service-based and liquidity-based vesting conditions for which the service-based vesting condition was satisfied as of June 30, 2026 and for which the liquidity-based vesting condition will be satisfied on or before March 15, 2027; (viii) stock-based compensation expense of approximately $0.6 million that we will recognize upon completion of this offering related to stock options subject to service-based and liquidity-based vesting conditions for which the service-based and liquidity-based vesting conditions will be satisfied on or before March 15, 2027; (ix) an adjustment to reclassify liability-classified preferred stock warrants to equity-classified; and (x) an adjustment to reflect the automatic net exercise of preferred stock warrants issued to a customer upon completion of the offering.

(2)
The pro forma as adjusted column above gives further effect to (i) the pro forma adjustments set forth above, (ii) the issuance and sale of shares of Class A common stock by us in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the application of a portion of the net proceeds from the offering to repay the amounts outstanding under our 2024 Seller Note.
(3)
Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share of our Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, cash equivalents, and marketable securities by approximately $ , and each of our pro forma as adjusted total stockholders’ equity and total capitalization by approximately $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash, cash equivalents, and marketable securities, total stockholders’ equity, and total capitalization by approximately $ , assuming the assumed initial public offering price of $ per share of our Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below as well as the other information in this prospectus, including our consolidated financial statements and the notes thereto, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our Class A common stock. The occurrence of any of the events or developments described below may harm our business, financial condition, and results of operations. In such an event, the price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also harm our business, financial condition, and results of operations.

Risks Related to Our Business

We have a history of net losses, and we may not achieve or maintain profitability in the future.

We have incurred net losses and negative cash flows from operations since inception and we expect to continue to incur net losses and negative cash flows from operations for the foreseeable future, due in part to our continued investment in our business. As a result, we may require additional financing to fund our operations. We incurred a net loss of $60.9 million and $25.7 million for the years ended December 31, 2025 and 2024, respectively, and $30.6 million and $25.3 million for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026 and December 31, 2025 and 2024, we had an accumulated deficit of $225.2 million, $194.6 million and $133.7 million, respectively. We expect our costs to increase in future periods as we continue to expend substantial resources on research and development, further expansion in our existing markets and into new Physical AI endpoints, and marketing and general administration (including expenses related to being a public company). The net losses we incur may fluctuate significantly from quarter to quarter.

Our long-term success is dependent upon our ability to generate increased revenue, obtain additional capital when needed and, ultimately, to achieve and maintain profitable operations. We will need to generate significant additional revenue and successfully manage our research and development and other expenses to achieve and maintain profitability. It is possible that we will not achieve profitability or that, even if we do achieve profitability, we may not maintain or increase profitability in the future. Our failure to achieve or maintain profitability could negatively impact our stock price.

We depend on a limited number of customers for most of our revenue. The loss of, or a significant reduction in, orders from our key customers that are not replaced by other orders from new or existing customers would significantly reduce our revenue and materially and adversely impact our business, financial condition, and results of operations.

For the six months ended June 30, 2026 and the year ended December 31, 2025, our largest customer accounted for approximately 31% and 38% of our revenue, respectively, and our second largest customer accounted for approximately 11% and 15% of our revenue, respectively. No other single customers directly or indirectly accounted for more than 10% of our total revenue in the six months ended June 30, 2026 and the year ended December 31, 2025. In addition, our top ten customers accounted for approximately 72%, 75%, 74%, and 74% of our revenue for the six months ended June 30, 2026 and 2025 and the years ended December 31, 2025 and 2024, respectively. We believe that our operating results for the foreseeable future will continue to depend to a significant extent on sales attributable to these customers.

While we anticipate revenue attributable to our top customers will fluctuate over time, we expect to remain dependent on a small number of customers for a meaningful portion of our revenue for the foreseeable future. If our customers were to choose to reduce their orders or cease to order products from us or if our relationships with our customers or our distributors are disrupted for any reason and we are unable to replace those orders with orders from new or existing customers or manufacturers’ representatives, there could be a significant negative impact on our business, particularly given our purchase commitments under certain of our supply agreements. Any reduction in sales attributable to our largest customers, particularly customers purchasing higher margin products, would have a material and adverse impact on our business, financial condition, and results of operations.

Our largest customer is a technology and commercial partner, serving mobile, ear, wear, computing, and IoT applications. This customer has received price concessions on MEMS microphones that have resulted in reduced margins and, in some cases, negative gross margins. If we are unable to achieve and maintain competitive pricing with respect to this customer, or if the relationship is terminated, our business, financial condition, and results of operations could be materially and adversely affected.

We have a limited operating history at our current scale, and our historical financial results are not directly comparable to our current operations as a result of our completed acquisition of our sensors business from Knowles Corporation.

In December 2024, we completed the acquisition of the CMM business from Knowles Corporation for a purchase price of $114.4 million. The acquisition of our sensors business from Knowles Corporation resulted in the significant expansion of our operations, including the addition of our manufacturing facilities in China and Malaysia and approximately 1,200 additional employees. Such rapid and significant growth may strain our operational and administrative infrastructure in addition to exposing us to new and unanticipated risks. Our ability to manage our business and growth following the acquisition requires us to continue improving our operational, financial, and management controls, reporting systems, and procedures. For the year ended December 31, 2025, our revenues attributable to the acquired sensors business, which comprises our Digital Sensors and Analog Sensors reporting segments and added to our AI product line with AISonic audio DSPs, were $263.9 million, or 97% of our total revenues. For the six months ended June 30, 2026, our revenues attributable to the acquired sensors business were $126.5 million, or 96% of our total revenues. Because substantially all of our revenue is derived from the recently acquired sensors business, which we have operated for a limited period, our historical financial results are not directly comparable to our current operations, and our future performance is difficult to predict. We expect that our sensors business will continue to represent the substantial majority of our revenues in the near term. As a result, if we are unable to successfully integrate this acquisition or realize its expected benefits, our business, financial condition, and results of operations could be materially adversely affected.

We continue to face risks related to this acquisition, including challenges integrating the acquired business and operations, maintaining relationships with key employees or customers, difficulties achieving anticipated synergies, and managing transition services arrangements with the seller. We expect our growth will depend in large part on our ability to provide customers with a full-stack Physical AI platform that combines our NDPs, sensors (including from the acquired business), and AI software models. If we are unable to realize anticipated synergies, we may be unable to execute on such growth strategy, which could have a material and adverse effect on our business, financial condition, and results of operations.

A material portion of our manufacturing operations, distribution channels, and customers are located outside of the United States, which subjects us to risks, including risks from changes in trade regulations, currency fluctuations, political instability, and conflicts.

We rely on non-U.S. suppliers for materials and components used in our products, and substantially all of our manufacturing operations are located in countries other than the United States. For our AI processor products, we source semiconductor wafers from foundries in Taiwan and Singapore, and for our MEMS sensor products, we rely on a wafer supplier in Japan for MEMS wafer fabrication. Our MEMS sensor products are assembled and tested at our internal manufacturing facilities in Suzhou, China and Penang, Malaysia. We also rely on independent foreign distribution channels for certain regions and product lines. As a result, a major portion of our business is subject to the risks associated with international, and particularly Asia/Pacific, commerce, including: stringent and frequently changing trade compliance regulations; less protective foreign intellectual property laws; longer payment cycles in foreign markets; foreign exchange restrictions and capital controls; restrictions or significant taxes on the repatriation of our assets, including cash; tariff and currency fluctuations; difficulties of staffing and managing dispersed international operations, including labor disruptions in our factories or those of our suppliers; changes in tax incentive arrangements; episodic events outside our control, such as outbreaks of disease; natural disasters, including as a result of climate change; risks of war and civil disturbances or other events that may limit or disrupt manufacturing, markets, and international trade; acts of terrorism that impact our operations, customers, or supply chain; seizure of our foreign assets; the imposition of sanctions on countries in which we do business; changing political conditions and rising geopolitical tensions; and legal systems that are less developed or predictable than those in the United States. In addition, a substantial portion of our revenue is derived from customers and end markets outside of the United States, primarily in the Asia/Pacific region. In the Asia/Pacific region, our customer base is more geographically concentrated in China and other markets in the region as a result of economic and industry conditions. Approximately 59%, 60%, 58%, and 49% of our revenue for the six months ended June 30, 2026 and 2025 and the years ended December 31, 2025 and 2024, respectively, was derived from customers located in China and other Asia/Pacific markets. We expect our future performance to depend on our ability to continue to compete in foreign markets, particularly in the Asia/Pacific region.

In addition, there is a potential risk of conflict and instability in the relationship between Taiwan and China, which could disrupt the operations of our customers and/or suppliers in both Taiwan and China, our manufacturing operations in China and our foundry relationships in Taiwan. Our international operations also depend on favorable trade relations between the United States and those foreign countries in which our customers, subcontractors and materials suppliers have operations. A protectionist trade environment in either the United States or those foreign countries in which we do business, such as a change in the current tariff structures, export compliance or other trade policies, may materially and adversely affect our ability to sell our products in foreign markets, source components from our overseas suppliers or operate our manufacturing facilities in China and Malaysia.

We do not have long-term commitments from our customers, and our customers may cease purchasing our products at any time.

We sell our products to our customers directly or through distributors and manufacturers’ representatives primarily on a purchase order basis. While we have developed longstanding relationships with some key customers, these relationships are generally not secured by long-term supply agreements. Most customers do not have any minimum or binding purchase obligations to us under existing contracts, and orders may be cancelled, reduced, or rescheduled with little or no notice and without penalty. Cancellations of orders could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses. In addition, changes in forecasts or the timing of orders from our customers expose us to the risks of inventory shortages or excess inventory. This in turn could cause our results of operations to fluctuate. Further, certain distributor contracts include variable consideration, limited price protection, and return and stock rotation provisions, while direct customer contracts generally include right of return provisions. These provisions require us to make judgments based on past experience and other factors. Our judgments may not be correct and our reserves in respect of these provisions may be inadequate, resulting in our having to record unanticipated charges in a particular period. See “—Failure to adjust our inventory, production capacity, or supply commitments due to changing market conditions or failure to accurately estimate our customers’ demands could adversely affect our revenue and could result in charges for obsolete or excess inventories.”

Our customers, or the distributors or manufacturers’ representatives through which we sell to these customers, may choose to use solutions in addition to ours, use different solutions altogether, or develop in-house solutions that compete directly with our solutions, which could affect our customers’ future purchasing decisions. In addition, the inability of our customers or their contract manufacturers to obtain sufficient supplies of third-party components used with our products could result in a decline in the demand for our products and a loss of sales. Any of these events could materially and adversely affect our business, financial condition, and results of operations. In addition, if our distributors’ relationships with our customers, including our larger customers, are disrupted due to our inability to deliver products and solutions in sufficient quantities or in a timely manner, or for any other reason, our customers may cancel their purchase orders at any time, and there could be a significant negative impact on our business, financial condition, and results of operations.

Our customers regularly evaluate alternative suppliers in order to diversify their supplier bases, which increases their negotiating leverage with us and protects their ability to secure similar solutions. Any expansion of our customers’ supplier bases could have an adverse effect on the prices we are able to charge and volume of product that we are able to sell to our customers, which would negatively affect our business, financial condition, and results of operations.

Downturns or volatility in general economic conditions, including as a result of international hostilities, could have a material adverse effect on our business, financial condition, and results of operations.

Our revenue and gross margin depend significantly on general economic conditions and the demand for our solutions in the markets in which our customers compete. Weaknesses in the global economy and financial markets, including the impact from new and ongoing global conflicts, may lead to lower demand for customers’ products that incorporate our solutions, particularly in the semiconductor and battery-powered physical devices markets. A decline in end-user demand will adversely impact our customers’ demand for our solutions and can impact the ability of our customers to obtain credit and otherwise meet their payment obligations and increase the likelihood of our customers canceling or deferring existing orders. Our business, financial condition, and results of operations could be negatively affected by a decline in end-user demand caused by weaknesses in the global economy and financial markets. Volatile and/or uncertain economic conditions, including increased inflation rates and changes in tariff or trade policies, can adversely impact revenue and gross margin and make it difficult for us to accurately forecast and plan our future business activities. To the extent any expected favorable economic conditions do not materialize or take longer to materialize than expected, we may face an oversupply of our products and have excess inventory, which could result in lower demand, lower ASPs, lower gross margin, and charges for excess and obsolete inventory. Conversely, if we underestimate customer demand, we may fail to meet customer needs, which could impair our customer relationships and future sales orders. In addition, any disruption in the credit markets could impede our access to capital. If we are unable to obtain additional capital when needed, we may be required to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms or at all. Similarly, if our suppliers face challenges in obtaining credit or other financial difficulties, they may be unable to provide the materials we need to manufacture our products. Additionally, global macroeconomic conditions or geopolitical conflicts or pandemics, including the ongoing military conflicts in the Middle East, could make it difficult for our customers and suppliers to forecast and plan future business activities and could cause global businesses to defer or reduce spending on our products or increase the costs of manufacturing our products. All of these factors relate to global economic conditions, which are beyond our control, and could adversely impact our business, financial condition, and results of operations.

Our strategy of combining sensors, processors, and AI models into a full-stack Physical AI platform may not succeed or achieve market acceptance.

Our business strategy is to provide a full-stack Physical AI platform that combines sensors, neural processors, and AI software. This represents a relatively new product and business model for us. Since the acquisition of our sensors business in December 2024, we have generated the vast majority of our revenue from our Digital Sensors and Analog Sensors segments, specifically our MEMS microphones. We intend to continue to introduce our sensor customers to our broader Physical AI platform, including microphones, NDPs, and AI models, with the goal of increasing the revenue opportunity on a per-customer basis. We believe this integrated approach provides significant advantages including optimized performance, lower power consumption, and faster time to market for our customers. However, this strategy requires us to excel across multiple technology domains and many end uses simultaneously and depends on customers valuing our integrated solution over assembling components from multiple specialized vendors. Failure to execute on this strategy could impact our ability to meet our revenue and margin goals.

Our future success is highly dependent upon our ability to develop complex new products across all layers of our full-stack platform, transfer those products to volume production, and introduce them into the marketplace in a timely fashion so that they are selected for design-in to our customers’ products at competitive prices. Our future success also depends on our ability to increase our content in customers’ products, including assisting customers with the integration of our solutions into their new products and providing support from the concept stage through design, launch, and production ramp. In order to meet the product development and launch schedules of our customers, we may invest capital and devote substantial resources—including design, engineering, sales, marketing, and programming efforts—based on non-binding forecasts or preliminary indications of customer interest, without any assurance that our integrated platform will be designed into or qualified by the customer. If our platform is not selected, we may not recover or realize any return on the capital we invested. Furthermore, product development in the markets we serve is increasingly focused on sophisticated, multi-component solutions, and the increasing complexity of our platform increases the risk that we or our customers could discover latent defects or unforeseen incompatibilities after significant development resources have been committed, which could result in additional costs, delays, loss of customers, or failure to achieve market acceptance. If we are unable to convince existing customers to expand the products they purchase from us, or if customers prefer to source sensors, processors, and AI software separately, or if competitors develop comparable integrated platforms, our business strategy may not succeed and our business, financial condition, and results of operations could be materially adversely affected.

The success of our products is dependent on our customers’ ability to develop products that achieve market acceptance, and our customers’ failure to do so could negatively affect our business.

The success of our solutions is heavily dependent on the timely introduction, quality, and market acceptance of our customers’ products incorporating our solutions, which are impacted by factors beyond our control. Our customers’ products are often very complex and subject to design complexities that may result in design flaws, as well as potential defects, errors, and bugs. From time to time we are subject to delays and project cancellations as a result of design flaws in the products developed by our customers, changing market requirements, such as the customer adding a new feature, or because a customer’s product fails their customer’s evaluation or field trial. In other cases, customer products are delayed due to incompatible deliverables from other vendors. We incur significant design and development costs in connection with designing our products for customers’ products that may not ultimately achieve market acceptance. If our customers discover design flaws, defects, errors, or bugs in their products, or if they experience changing market requirements, failed evaluations or field trials, or incompatible deliverables from other vendors, they may delay, change, or cancel a project, and we may have incurred significant additional development costs and may not be able to recoup our costs, which in turn would adversely affect our business, financial condition, and results of operations.

Failure to adjust our inventory, production capacity, or supply commitments due to changing market conditions or failure to accurately estimate or meet our customers’ demands could adversely affect our revenue and could result in charges for obsolete or excess inventories or supply agreement penalties.

We make significant decisions, including determining the levels of business that we will seek, and accept production schedules, levels of reliance on outsourced contract manufacturing, personnel needs, and other resource requirements, based on our estimates of customer requirements. The lack of long-term commitments by our customers and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate future requirements of our customers. From time to time, including during a market upturn, our customers may require rapid increases in production and we may not be able to purchase sufficient supplies or components to meet the increasing demand or have or obtain sufficient capacity at any given time to meet our customers’ demands. In addition, from time to time, suppliers discontinue production of a component necessary for our products, extend lead times, limit supply, or increase prices due to capacity constraints or other factors. Our failure to adjust our supply chain volume, secure sufficient supply from our third-party vendors, including our semiconductor wafer suppliers, or estimate our customers’ demand could have a material adverse effect on our business, financial condition, and results of operations.

In addition, certain of our customer agreements provide for penalties or other fees if we fail to fulfill our customers’ orders. For example, one such agreement with one of our significant customers provides that, if we are unable to supply our products due to failures within our reasonable control, we will be required to pay a substantial fee calculated as a multiple of the volume of products that we have failed (or anticipate failing) to supply on time, subject to reimbursement to the extent that the fee exceeds actual mitigating costs. Our failure to comply with such agreements could have a material adverse effect on our business, financial condition, and results of operations.

In addition, we base many of our operating decisions, and enter into purchase commitments, on the basis of anticipated revenue trends that are highly unpredictable. Certain of our design service agreements and supplier purchase commitments are non-cancelable, and in some cases we are required under GAAP to recognize charges representing minimum commitments that exceed our actual near-term requirements. These types of commitments and agreements reduce our ability to adjust our inventory to address declining market demands. If demand for our solutions is less than we expect, including during market downturns, we may experience additional excess and obsolete inventory and be forced to incur charges for write-offs. If revenues in future periods fall substantially below our expectations, or if we fail to accurately forecast changes in demand mix, we could again be required to record substantial charges for obsolete or excess inventory or non-cancelable purchase commitments.

Furthermore, the risks described above are further amplified by global supply chain constraints and other macroeconomic conditions, including elevated interest rates, tariff policy and rates of inflation, higher costs of fuel and transportation, potential resulting logistics delays, market volatility, and impacts of global conflicts on international trade and the economy generally, all of which could have a material adverse impact on our business, financial condition, and results of operations.

Decreases in ASP of our products and increases in manufacturing costs may reduce our gross margins.

The market for our sensor products is generally characterized by declining ASPs resulting from factors such as increased competition, the introduction of new products and increased unit volumes. We anticipate that ASPs for legacy products may continue to decrease in the future in response to the introduction of new products by us or our competitors, or due to other factors, including pricing pressures from our customers pursuing increased volumes or our competitors offering discounts.

We typically conduct pricing negotiations for our existing products with our largest customers. In order to achieve and sustain profitable operations, we must continually reduce costs for our existing products and develop new products with enhanced features on a timely basis that can be sold initially at higher ASPs. Failure to do so could cause our revenue and gross margins to decline, which would negatively affect our business, financial condition, and results of operations. In addition, in connection with the significant increase in semiconductor demand and supply shortages in recent years, the cost of certain materials used to manufacture our products, including semiconductor wafers, has increased as demand has outpaced supply. Changes in tariff policies or the imposition of new tariffs on imported components or materials could further increase our costs. We may be unable to reduce the cost of our products sufficiently to enable us to compete with others. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and the increased cost of certain materials, such as semiconductor wafers and other raw materials, and could adversely affect our gross margins. In addition, we have limited ability to reduce our operating costs since we maintain our own manufacturing facilities and human capital in certain locations around the world with respect to our sensors business and we rely heavily on third-party manufacturing, assembly, and testing facilities used in connection with our other products. Accordingly, in order to remain competitive, we must continually reduce the cost of manufacturing and assembling our products through design and engineering changes. We may not be successful in redesigning our products and bringing redesigned products or solutions to the market in a timely manner, or in achieving cost reductions sufficient to allow us to reduce the price of our products to remain competitive or maintain or improve our gross margins. To the extent we are unable to reduce the prices of our products and remain competitive, our revenue will likely decline, resulting in further pressure on our gross margins, which could have a material adverse effect on our business, financial condition, and results of operations and our ability to grow our business.

In addition, our industry has experienced an erosion of ASP due to a number of factors, including intense competition, component pricing trends, changes in demand mix, excess inventories, and rapid obsolescence resulting from technology advances. Within our sensors business, while ASPs vary significantly on a product to product basis, our strategy has been to seek to offset price erosion by shifting our product mix to new, higher end, or higher performance microphones, more diverse applications, and gradually shifting customers from analog microphones to higher value digital microphones. To offset ASP erosion, we must either be successful with these initiatives or increase our selling prices. If we are unable to offset ASP erosion, the ASP of our microphones may decrease and our business, financial condition, and results of operations may be materially adversely affected. For example, in the year ended December 31, 2025 and the six months ended June 30, 2026, we experienced ASP erosion with respect to our analog microphone business as a result of pricing requirements from our largest customer and increased competition in mature, legacy applications, in comparison to the respective prior periods.

Our gross margins may fluctuate due to a variety of factors, which could negatively impact our financial condition, and results of operations.

Our gross margins may fluctuate due to a number of factors, including customer and product mix, market acceptance of our new products, timing and seasonality of the end-market demand, yield, wafer pricing, packaging and testing costs, competitive pricing dynamics and pricing concessions, and geographic and market pricing strategies.

To attract new customers or retain existing customers, we have in the past and will continue to offer certain customers (especially those buying in bulk) lower prices, which decreases our ASPs and impacts our gross margins. Further, we also offer pricing incentives to our customers on earlier generations of products that inherently have a higher cost structure, which negatively affects our gross margins. In addition, in the event our customers, including our larger customers, exert more pressure with respect to pricing and other terms with us, it could put downward pressure on our margins.

Because we do not operate all of our own manufacturing, assembly, or testing facilities, we may not be able to reduce our costs as rapidly as companies that fully operate their own facilities, and our costs may even increase, which could further reduce our gross margins. We rely primarily on obtaining yield improvements and volume-based cost reductions to drive cost reductions in the manufacture of existing products, introducing and testing new products that incorporate advanced features and optimize die size, and other price and performance factors as we seek to increase revenue while maintaining gross margins. To the extent that such cost reductions or revenue increases do not occur at a sufficient level and in a timely manner, our business, financial condition, and results of operations could be adversely affected.

In addition, we maintain an inventory of our products at various stages of production and in some cases as finished good inventory. We hold these inventories based on forecasts in anticipation of customer orders. If those customer orders do not materialize in a timely manner, we may have excess or obsolete inventory which we would have to reserve or write-down, and our gross margins would be adversely affected.

If we fail to penetrate new markets or introduce new capabilities into our solutions, our revenue and financial condition would be harmed.

Entering into new, or expanding our share of our existing, markets presents distinct and substantial risks and, in many cases, requires us to develop new functionality or software to address the particular requirements of that market. We anticipate that as we continue to move into new markets, we may face competition from larger competitors with greater resources and more history in these markets. If any of these markets do not develop as we currently anticipate, or if the development of such markets is delayed or impacted by factors outside of our control, such as new and ongoing global conflicts or other macroeconomic conditions, or if we are unable to penetrate any of these markets successfully with our solutions, our revenue could decline, and our business, financial condition, and results of operations would be negatively impacted.

Meeting the technical requirements and securing design wins with any of the participants in these markets will require a substantial investment of our time and resources and there are no assurances that we will secure design wins from these or other companies, that we will achieve meaningful revenue from the sales of our solutions into these markets, or that any revenue generated from these design wins will cover or outweigh the costs of developing these designs. If we fail to penetrate further into our existing markets or other new markets we are targeting, our business, financial condition, and results of operations would likely suffer. Moreover, even if we are successful in winning competitive bid selection processes in these new markets, it will likely take longer to generate revenue from such design wins than in our current markets.

In addition, we are, and may in the future be, restricted by our agreements in our ability to expand into new products or business lines. For example, pursuant to the terms of the agreement that we entered into with Knowles Corporation in connection with the acquisition of our sensors business, we are restricted in our ability to engage in the business of producing MEMS or vibration sensors for wearable electronic sound-amplifying devices primarily designed for the purpose of compensating for impaired hearing (“Hearing Health Field Uses”), other than through Knowles Corporation. In this case, if the market for MEMS devices for Hearing Health Field Uses were to expand, then we would be limited in our ability to participate in such growing market other than through Knowles Corporation. Any existing or future restrictions on our ability to expand into new products or business lines could have a material and adverse impact on our business, financial condition, and results of operations.

We may also, in the future, seek to penetrate markets in new geographies, including markets with high barriers to entry, which may be more heavily regulated than our existing markets or favor domestic production. If we fail to penetrate these or other new markets we are targeting, or expend time and resources on entering these markets, but fail to generate sufficient revenue in such new geographies, our business, financial condition, and results of operations would likely suffer.

If we are unable to manage our growth effectively, we may not be able to execute our business plan and our business, financial condition, and results of operations could suffer.

In order to succeed in executing our business plan, we will need to manage our growth effectively as we make significant investments in research and development and sales and marketing and expand our operations. If our revenue does not increase to offset these increases in our expenses, we may not achieve or maintain profitability in future periods. To manage our growth effectively, we must continue to expand our operations, engineering, accounting and finance, internal management, and other systems, procedures, and controls. This may require substantial managerial and financial resources and our efforts may not be successful. Any failure to successfully implement systems enhancements and improvements will likely have a negative impact on our ability to manage our expected growth, as well as our ability to ensure uninterrupted operation of key business systems and compliance with the rules and regulations applicable to public companies. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions, and we may fail to satisfy customer product or support requirements, maintain the quality of our solutions, execute our business plan or respond to competitive pressures, any of which could negatively affect our business, financial condition, and results of operations.

Some of our customers may require our products and our third-party manufacturers to undergo a qualification process that does not assure product sales. If we are unsuccessful or delayed in qualifying these products or third-party contractors with a customer, our business, financial condition, and results of operations could be negatively affected.

Prior to purchasing our products, some of our customers may require that our products and our third-party manufacturers, suppliers and other contractors undergo extensive qualification processes, which involve testing of our products in the customers’ systems, as well as testing for reliability of our products and our supply chain. This qualification process may take several months or more and qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision in our third-party contractors’ manufacturing or assembly process or our selection of a new supplier may require a new qualification process, which may result in delays and in our holding excess or obsolete inventory. After our products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate our products, if they decide to do so at all. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing, and management efforts, to qualify our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying these products with a customer, sales of the products to the customer may be precluded or delayed, which may impede our growth and negatively impact our business, financial condition, and results of operations.

The nature of the design win process requires us to incur expenses without any guarantee that research and development efforts will generate material revenue, which could adversely affect our business, financial condition, and results of operations.

We focus on winning competitive bid selection processes, resulting in “design wins,” to develop solutions for use in our customers’ products. These lengthy selection processes may require us to incur significant expenditures and dedicate significant engineering resources to the development of new solutions without any assurance that we will achieve design wins and increase in design activity may not result in near-term revenue. If we incur such expenditures but fail to be selected in the bid selection process, our business, financial condition, and results of operations may be adversely affected. Further, because of the significant costs associated with qualifying new suppliers, customers might use products or solutions that are functionally equivalent or that offer additional features from existing suppliers across a number of similar and successor products or solutions for a lengthy period of time. As we develop and introduce new solutions, we face the risk that customers may not value or be willing to bear the cost of incorporating these newer solutions into their end products, particularly if they believe their end users are satisfied with prior offerings and that existing solutions are adequate to meet their needs. Regardless of the improved features or superior performance of the newer solutions, customers may be unwilling to adopt our new solutions due to implementation hurdles, design constraints or pricing concerns. Because of the extensive time and resources we invest in developing new solutions, if we are unable to sell new generations of our solutions, our revenue could decline and our business, financial condition, and results of operations could be materially and adversely affected. In addition, if we fail to secure an initial design win for any of our solutions to any particular customer, we may lose the opportunity to make future sales of those solutions to that customer for a significant period of time or at all, and we may also experience an associated decline in revenue relating to those components. Failure to achieve initial design wins may also weaken our position in future competitive selection processes, which would harm our business, financial condition, and results of operations. Moreover, even if we achieve initial design wins with customers, our customers are not contractually obligated to purchase products from us in connection with such design wins.

Further, even after securing a design win, we may experience delays in generating revenue from our solutions as a result of the lengthy product development cycle typically required, if we generate revenue at all, as a result of any such design win. Our customers generally take a considerable amount of time to evaluate our solutions. We typically commence commercial shipments between 12 to 24 months following a design win; however, in some markets, lengthier product and development cycles are possible, depending on the scope and nature of the project, such as in the automotive market.

Acquisitions, divestitures, strategic investments, and strategic partnerships could adversely affect our business, financial condition, and results of operations.

We may pursue growth opportunities by acquiring other complementary businesses, products, solutions, technologies or human capital through strategic transactions, investments or partnerships. For example, we recently completed the acquisitions of Orosound, a French company specializing in the design and manufacturing of AI-enabled active noise-canceling headsets and earphones for a combination of (i) cash consideration of $0.7 million at closing, (ii) a prepaid cash acquisition deposit of $0.4 million paid during the three months ended March 31, 2026, and (iii) the issuance of 1,646,496 shares of Junior Preferred Stock on April 10, 2026, which are convertible into 548,832 shares of Class A common stock in connection with the Junior Preferred Stock Conversion, and acquired substantially all of the assets of AudioSourceRE, an Irish company specializing in AI-powered audio separation and unmixing software for a combination of $0.3 million in cash consideration and the issuance of 43,409 shares of Class A common stock on April 22, 2026. The identification of suitable acquisition, strategic investment or strategic partnership candidates can be costly and time consuming and can distract our management team from our current operations. If such strategic transactions require us to seek additional debt or equity financing, we may not be able to obtain such financing on terms favorable to us or at all, and such transactions may adversely affect our liquidity and capital structure. We may also choose to divest certain non-core assets, which divestitures could lead to charges against earnings and may expose us to additional liabilities and risks. Any strategic transaction might not strengthen our competitive position, may increase our risks, and may be viewed negatively by our customers, partners, or investors. Even if we successfully complete a strategic transaction, we may not be able to effectively integrate the acquired business, technology, systems, control environment, products, personnel, or operations into our business or global tax structure. We may experience unexpected changes in how we are required to account for strategic transactions pursuant to GAAP and may not achieve the anticipated benefits of any strategic transaction. We may incur unexpected costs, claims or liabilities during the strategic transaction or that we assume from the acquired company, or we may discover adverse conditions post-acquisition for which we have limited or no recourse.

We continue to invest in research and development efforts for several new markets. If we are unable to commercialize these technologies, our business, financial condition, and results of operations could be negatively affected.

The industries in which we operate, including the semiconductor industry, and the development of our products and solutions, including our Physical AI platform, each require substantial investment in research and development in order to bring to market new and enhanced solutions. Our research and development expenses were $52.5 million and $18.5 million for the years ended December 31, 2025 and 2024, respectively, and $24.8 million and $26.6 million for the six months ended June 30, 2026 and 2025, respectively. We expect to increase our research and development expenditures as part of our strategy to focus on the development of new solutions, including increased functionality, performance, integration, and complexity of our Physical AI platform. We are unable to predict whether we will have sufficient resources to achieve the level of investment in research and development required to remain competitive. This added development cost could prevent us from being able to maintain a technological advantage over larger competitors that have significantly greater resources to invest in research and development. In addition, we cannot assure you that the technologies which are the focus of our research and development expenditures will become commercially successful or generate any revenue. If we incur increased research and development costs that do not result in revenue generation, our business, financial condition, and results of operations would be adversely affected.

If we fail to accurately anticipate and respond to rapid technological change in the industries in which we operate, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in industries characterized by rapidly changing and evolving technologies such as AI, as well as technological obsolescence. The introduction of new products by our competitors, the delay or cancellation of any of our customers’ product offerings for which our solutions are designed, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products uncompetitive, obsolete, and otherwise unmarketable. Our failure to anticipate or develop new or enhanced products or technologies in a timely manner in response to changing market demand, whether due to technological shifts or otherwise, could result in the loss of customers and decreased revenue and have an adverse effect on our business, financial condition, and results of operations.

Our products are complex and may contain flaws which could lead to product liability, an increase in our costs and/or a reduction in our revenue.

Our products are complex and may contain software or hardware errors or defects (collectively, flaws), particularly when first introduced and when new versions are released. Our products are increasingly designed and integrated into more complex products, including higher levels of software and hardware integration in modules and system-level solutions and/or include elements provided by third parties which further increase the risk of flaws. With respect to our sensors business, we rely primarily on our in-house testing personnel to design test operations and procedures to detect any flaws or vulnerabilities prior to delivery of our products to our customers.

Should challenges occur in the operation or performance of our products, we may experience delays in meeting key introduction dates or scheduled delivery dates to our customers. These flaws could also cause significant re-engineering costs, diversion of our engineering personnel’s attention from our product development efforts, and significant customer relations and business reputation problems. Any unforeseen and undetected flaws could result in refunds, replacement, recall, or other liability. Any of the foregoing could impose substantial costs and harm our business.

Product liability, data breach, or cybersecurity liability claims may be asserted with respect to our products. Our products are incorporated into a broad range of speech, audio, computer vision, and AI-enabled devices, which may make them particularly susceptible to cyberattacks. An undetected flaw, failure, or vulnerability in our products could cause failure in our customers’ products, and we could face claims for damages that are disproportionately higher than the revenue we receive from the components involved, as our products are typically sold at prices that are significantly lower than the cost of the end products into which they are incorporated. Furthermore, product liability risks are particularly significant with respect to any smart home and automotive applications because of the risk of serious harm to users of these end products. There can be no assurance that any insurance or associated warranty liabilities we maintain will sufficiently protect us from such claims.

We compete against companies that have significantly greater resources and broader product lines than we do, and we may also face competition from other technological approaches to low power neural processing, sensors, and AI models.

The industries in which we operate are highly competitive and many of our direct and indirect competitors have substantially greater financial, technological, manufacturing, marketing and sales resources than we do. In AI processors, we primarily compete or expect to compete against solutions from companies such as Infineon, NXP, Qualcomm, STMicroelectronics, Synaptics, and Texas Instruments. In sensing components, our primary competitors include AAC Technologies, Goertek, Infineon, and TDK. With respect to software, we often compete with internally developed solutions. We compete in highly competitive, technology-based industries that are highly dynamic as new technologies are developed and introduced. Our competitors may introduce products that are as or more technologically advanced than our products, or launch new products faster than we can, which may result in a loss of market share or revenue. Additionally, our customers may decide to make some or all of our offerings in-house, obviating the need to purchase some or all of our products. If we are unable to anticipate or match our competitors’ development or launch of new products, identify customer needs and preferences on a timely basis or successfully launch or ramp production of our new products, our business, financial condition, and results of operations may be materially adversely affected.

Consolidation in the industries in which we operate may increasingly mean that our competitors have greater resources, including the ability to attract qualified employees or pass along higher cost components into product prices, that could put us at a competitive disadvantage. Competition may intensify as we offer more solutions in our existing end markets or expand into new end markets. We also face competition from emerging companies.

There is no guarantee that our approach to Physical AI will remain competitive. Our Syntiant Core at-memory neural processor architecture is designed to enable devices to achieve significant power efficiency advantages compared to traditional CPU or MCU-based approaches. However, Physical AI can be achieved using other, diversified technological approaches. There is the possibility that novel, unique approaches to low power Physical AI emerge that surpass the capabilities of our technology and produce solutions that are more efficient, more cost effective, or both. Similarly, in our sensors business, the MEMS microphone and audio solutions markets are subject to rapid technological change, and competitors may introduce products that are as or more technologically advanced, or launch new products faster than we can, which may result in a loss of market share or revenue. Our competitors may also introduce new approaches to sensing and audio that reduce demand for our MEMS microphone solutions or displace them entirely. Should any of these competitive or technological developments occur, they could have a material and adverse impact on our business, financial condition, and results of operations.

In addition, from time to time, governments may provide subsidies or make other investments that could give competitive advantages to many companies in the industries in which we operate. For example, in August 2022, the United States enacted the U.S. CHIPS and Science Act of 2022 (the “CHIPS Act”), which, among other things, provides funding to increase domestic production and research and development in the semiconductor industry. Because we operate a fabless business model for our semiconductor products, we are eligible for research and development funding, but are not eligible for such investments from the government to support construction, modernization or expansion of commercial fabrication facilities for those products. In addition, in our sensors business, substantially all of our MEMS microphone manufacturing is located in China and Malaysia, and certain governments, particularly the Chinese government, have a stated policy of reducing dependence on foreign manufacturers and technology companies, which could incentivize domestic competitors and disadvantage our sensor products in those markets. Many of our competitors may benefit from these government investments, which will help increase their production capacity, shorten their lead time and gain market share. These competitive pressures could materially and adversely affect our business, financial condition, and results of operations.

We are subject to the cyclical nature of our industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles, and wide fluctuations in product supply and demand. Historically, the industry has experienced significant downturns during global recessions. These downturns have been characterized by diminished demand, production overcapacity, high inventory levels, and accelerated erosion of ASPs. Furthermore, any significant upturn in the semiconductor industry could result in increased competition for access to third-party wafer fabrication and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our products and we can provide no assurance that adequate capacity will be available to us in the future. Any downturns or upturns in the semiconductor industry could harm our business, financial condition, and results of operations.

A significant portion of our revenue is derived from end markets that are highly sensitive to macroeconomic conditions and seasonal consumer purchasing patterns, including consumer electronics products such as audio devices, home security systems, and household appliances. Demand for these products has historically been cyclical and subject to fluctuations based on global economic conditions, including inflation, interest rates, and overall levels of consumer discretionary spending. In addition, demand in these markets is typically seasonal, with higher levels of consumer purchasing occurring during the second half of the calendar year, particularly in connection with holiday spending, and lower levels of demand during other periods.

As a result of this cyclicality and seasonality, our revenue and operating results may fluctuate significantly from quarter to quarter and year to year. Any downturn in global economic conditions, shifts in consumer spending patterns, or weaker-than-expected seasonal demand may result in reduced demand for our customers’ products, which in turn would adversely affect our business, financial condition, and results of operations. Furthermore, because our customers often build inventory in anticipation of seasonal demand, any misalignment between expected and actual consumer purchasing patterns may result in order volatility, cancellations or inventory corrections across our supply chain, which could amplify the impact of demand fluctuations on our business.

We depend on agreements with third-party developers and licensors in order to satisfy certain customer requirements, which subjects us to a number of risks, and any failure to execute on any of these arrangements could have a material adverse effect on our business, financial condition, and results of operations.

We have entered into development, product collaboration and technology licensing arrangements with third parties, and we expect to enter into new arrangements of these kinds from time to time in the future. These agreements are typically non-exclusive contracts provided under royalty-accruing or paid-up licenses. The owners of these non-exclusively licensed technologies may therefore be free to license them to third parties, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. We expect to continue to use and may license additional third-party technology for our solutions. These agreements may increase risks for us, such as the risks related to timely delivery of new products, risks associated with the ownership of the intellectual property developed, risks that such activities may not result in products that are commercially successful or available in a timely fashion, risks that third parties involved may abandon or fail to perform their obligations related to such agreements, and risks that certain technologies provided under such arrangements may not continue to be available on reasonable terms or at all. Any failure to timely develop commercially successful products under such arrangements as a result of any of these and other challenges could have a material adverse effect on our business, financial condition, and results of operations.

Further, if we fail to comply with any of our obligations under such agreements or related agreements, we may be required to pay damages, and the licensor may have the right to terminate the license or exercise other contractual remedies. Termination by the licensor would cause us to lose valuable rights and could prevent us from selling our products, processes, or technology or inhibit our ability to commercialize future products, processes, or technology. A licensor’s exercise of other contractual remedies also may adversely affect our rights or obligations, including with respect to the scope of our rights or exclusivity. Our business also may suffer if a licensor fails to abide by the terms of the license, if a licensor fails to enforce licensed intellectual property rights against infringing third parties, if the licensed intellectual property rights are found to be infringing third-party rights, or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating, or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase what we believe to be our financial or other obligations under the relevant agreement. Additionally, third parties from whom we currently license intellectual property rights and technology could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable, requiring us to obtain the intellectual property from another third party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third-party intellectual property. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing our technology. Our inability to maintain or obtain any third-party license required to sell or develop our products and services, or the need to engage in litigation regarding our third-party licenses, could have a material adverse effect on our business, financial condition, and results of operations.

Our estimate of the market size for our solutions may prove to be inaccurate, and even if the market size is accurate, we cannot assure you that we will serve a significant portion of the market.

Our estimates of the total addressable market within Physical AI and the related growth rates are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience and third-party data, which may be inaccurate. The variables that go into the calculation of our total addressable market are subject to change over time, and there is no guarantee that any particular number or percentage of current or prospective customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. These estimates are, in part, based upon the size of the markets and geographies we target and an estimated range of prices for our current solutions and future development plans. These estimates are also dependent in large part on the expectation that the adoption and use of AI will continue to accelerate in the future, which may or may not occur at the rates or in the ways expected. The methodology and assumptions used to estimate market opportunities may differ materially from the methodologies and assumptions previously used to estimate the total addressable market. To estimate the size of our market opportunities and related growth rates, we have relied on market reports by leading research and consulting firms and our own internal estimates. While our estimates of the total addressable market opportunity are made in good faith and are based on assumptions and estimates we believe to be reasonable under the circumstances, these estimates and growth forecasts are subject to significant uncertainty, are based on assumptions and estimates that may not prove to be accurate, and are based on data published by third parties that we have not independently verified. Our ability to serve a significant portion of this total addressable market is subject to many factors, including our success in implementing our business strategy and ability to maintain our product pricing levels, which are subject to many risks and uncertainties.

Moreover, we must continue to enhance and add to our existing markets and introduce our solutions to new markets. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our solutions. Additionally, our capital and operating costs for the foreseeable future are difficult to project, inherently variable and are subject to significant change based on a variety of factors, including regulatory oversight, operating agreements, supply chain availability, inflation, and other factors. To the extent cost reductions are not achieved within the expected timeframe or magnitude, our products may not be cost competitive with alternative technologies, which could have a material adverse effect on our business, financial condition, and results of operations. Accordingly, even if our estimate of the market size is accurate, we cannot assure you that we will serve a significant portion of this estimated market or that our pricing levels will not decline.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel and/or hire additional personnel, our ability to develop and market our solutions could be harmed, which in turn could adversely affect our business, financial condition, and results of operations.

Our success depends to a large extent upon the continued services of our executive officers, managers and skilled personnel, including our development engineers. In particular, we are highly dependent on the services of Kurt Busch (Co-Founder and Chief Executive Officer), Pieter Vorenkamp (Co-Founder and Chief Operating Officer) and Dr. Stephen Bailey (Co-Founder and Chief Technology Officer), who have been critical in the development and growth of our business and strategic direction. From time to time, there may be changes in our executive management team or other key personnel, which could disrupt our business. Our employees are not bound by obligations that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. Moreover, our employees are generally not subject to non-competition agreements. The loss of one or more of our executive officers or other key personnel or our inability to locate suitable or qualified replacements could be significantly detrimental to our product development efforts and could have a material adverse effect on our business, financial condition, and results of operations. In addition, we recruit from a limited pool of engineers with specialized expertise in Physical AI, machine learning, MEMS design, and semiconductor design and the competition for such personnel can be intense. Given these limitations, we may not be able to continue to attract, retain, and motivate qualified personnel necessary to develop new products or timely enhance existing products, sell products to our customers, or manage our business effectively.

We also must attract and retain highly qualified personnel, including certain foreign nationals who are not U.S. citizens or permanent residents, many of whom are highly skilled and constitute an important part of our U.S. workforce, particularly in the areas of engineering and product development. Our ability to hire and retain these employees and their ability to remain and work in the United States are impacted by laws and regulations, as well as by procedures and enforcement practices of various government agencies. Changes in immigration laws, regulations or procedures may adversely affect our ability to hire or retain such workers, increase our operating expenses and negatively impact our ability to deliver our solutions, any of which would adversely affect our business, financial condition, and results of operations. In addition, many of our employees are located in countries outside of the United States, which may have different and potentially more onerous labor regulations. For example, some of our employees are located in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations. Additionally, our employees domiciled in China are represented by a labor union.

The market for Physical AI services and products is new, and may decline or experience limited growth, and our business is dependent on its clients’ continuing adoption and use of our services and products.

The Physical AI market is new and is subject to a number of risks and uncertainties. We believe that our future success will depend on the growth, if any, of this market and the use of our services and products.

If customers do not recognize the need for and benefits of our services and products, then they may decide to adopt alternative services to satisfy some portion of their business needs. The market for our services and products could fail to grow significantly or there could be a reduction in demand for our services and/or products as a result of a lack of acceptance, technological challenges, competing services, a decrease in spending by current and prospective customers, weakening economic conditions and other causes. If the Physical AI market does not experience significant growth, or demand for its services and/or products decreases, then our business, financial condition, and results of operations could be adversely affected.

Our debt obligations and financial covenants may limit our operational flexibility.

We have significant debt obligations as of June 30, 2026, including $50.0 million of senior secured term loans outstanding pursuant to a Loan and Security Agreement with Structural Capital maturing in December 2028 (as amended to date, our “2024 Term Loan”) and $6.0 million of secured subordinated loans outstanding from Knowles Corporation maturing in March 2029 (as amended to date, the “2024 Seller Note,” and together with our 2024 Term Loan, our “debt agreements”). In February 2026, we entered into amendments to our 2024 Term Loan and 2024 Seller Note to waive our noncompliance with the then existing minimum Adjusted EBITDA (as defined in our 2024 Term Loan) financial covenant and certain nonfinancial covenants that occurred in 2025. In addition to waiving noncompliance, the amendment to the 2024 Term Loan also revised the minimum Adjusted EBITDA financial covenant as further discussed below. Additionally, in August 2026, we entered into an agreement with the third-party lenders under the 2024 Term Loan, pursuant to which the lenders committed, at our sole election and subject to the terms and conditions in the agreement, to provide us the option to further amend the 2024 Term Loan by exercising such option by October 31, 2026. Upon the exercise of the option, the amended agreement would, among other things, (i) delay the commencement of principal payments of the 2024 Term Loan by 12 months to January 2028 and (ii) revise certain financial covenants.

Our debt agreements contain covenants that restrict, among other things, our ability to incur additional debt, create liens, sell assets, make investments or pay dividends or other restricted payments. In addition, our 2024 Term Loan contains financial covenants requiring us to (a) maintain minimum unrestricted cash held by loan parties of $15.0 million, measured as of the last day of each month, (b) maintain minimum liquidity of $50.0 million, measured as of the last day of each month (with liquidity defined as the sum of unrestricted cash held by loan parties plus eligible accounts receivable plus the lesser of (i) twenty percent of eligible inventory held by loan parties and (ii) $10 million), and (c) achieve (i) for the year ending December 31, 2026, minimum revenue of $260.0 million and Adjusted EBITDA of no less than negative $16.0 million and (ii) from December 31, 2027 and thereafter, Adjusted EBITDA of $5.0 million, measured as of the last day of each month for the trailing twelve-month period then ended.

If we fail to comply with the financial and nonfinancial covenants in our existing debt agreements or any other future debt obligations, we may be required to seek additional waivers or amendments, which may not be available on favorable terms or at all. Any default under our debt agreements could result in acceleration of our debt obligations, which could have a material adverse effect on our business, financial condition, and results of operations. Our debt agreements also reduce our financial flexibility and limit our ability to invest in growth opportunities.

Customer demands for us to implement business practices that are more stringent than legal requirements may reduce our revenue opportunities or cause us to incur higher costs.

Some of our customers may require that we implement practices that are more stringent than those required by applicable laws with respect to labor requirements, the materials contained in our products, energy efficiency, environmental matters or other items. To comply with such requirements, we may need to implement changes at our internal manufacturing facilities in China and Malaysia, where we assemble and test our MEMS sensor products, and may also require our third-party foundry partners, which fabricate wafers for our AI processors and sensors, to adopt such practices. Our third-party foundry partners may refuse to implement these practices or may charge us more for complying with them. If certain of our third-party foundry partners refuse to implement the practices, we may be forced to source from alternate foundries, which could be time-consuming and costly. Similarly, implementing such practices at our internal manufacturing facilities may require additional investment and operational changes. The cost to implement such practices may cause us to incur higher costs and reduce our margins, and if we do not implement such practices, such customers may disqualify us as a supplier, resulting in decreased revenue opportunities. In addition, some of our revenue is derived from contracts with agencies of the U.S. government and subcontractors with its prime contractors, which subject us to federal contracting regulations and require that we implement practices that are more stringent than those otherwise required by our non-U.S. government or U.S. government affiliated customers. For each of the six months ended June 30, 2026 and the year ended December 31, 2025, revenue from contracts with U.S. government affiliated customers represented less than 1% of total revenues. Developing, enforcing and auditing customer-requested practices, including those related to our government contracting, at our own sites and in our supply chain will increase our costs and may require more personnel.

We may be subject to warranty claims and other costs related to our products.

In general, we warrant our products for one year from the delivery of the product against non-conformance to our specifications and certain other flaws, subject to certain exceptions which allow for claims to be brought after the expiration of a warranty period. Our solutions, including hardware, software, and intellectual property cores, are highly complex and increasingly incorporate advanced technology, which may increase the likelihood of warranty claims. Our quality assurance programs and those of our third-party test providers may not detect all flaws, whether those are specific manufacturing flaws affecting individual components or systematic flaws affecting numerous shipments. Inability to detect flaws could result in a diversion of our engineering resources from component development efforts, increased engineering expenses to remediate the flaws, and increased costs due to customer accommodation or inventory impairment charges. On occasion, we have also repaired or replaced certain components, made software fixes, reimbursed customers for reasonable out-of-pocket production costs caused by an issue in our product or refunded the purchase price or license fee paid by our customers due to component or software flaws. Our insurance may be unavailable or inadequate to protect against these issues. If there are significant component flaws, the costs to remediate such flaws, net of reimbursed amounts from our vendors, if any, or to resolve warranty claims, would adversely affect our reputation, which would negatively impact our business, financial condition, and results of operations.

We maintain internal manufacturing operations for our MEMS sensor products and face risks related to managing these facilities.

Unlike our AI processor products which are manufactured by third parties, our MEMS sensor products are assembled and tested at our internal manufacturing facilities located in Suzhou, China and Penang, Malaysia. We employed approximately 1,200 employees at these facilities as of June 30, 2026. These manufacturing operations are subject to a number of risks, including labor unrest, equipment failures, quality control issues, natural disasters, and governmental regulatory actions. Any significant disruption at these facilities could adversely affect our ability to meet customer demand and could result in increased costs, reduced revenue and harm to our customer relationships. In addition, operating manufacturing facilities in China and Malaysia exposes us to risks related to foreign currency fluctuations, changes in local laws and regulations, political instability, tariffs, and trade restrictions. In addition, our manufacturing capabilities are subject to our ability to source the materials and components used in our manufacturing facilities and our products. If we cannot manufacture our products due to a lack of components or are unable to source materials from other suppliers or to redesign products with other components in a timely manner, our business, financial condition, and results of operations could be materially and adversely impacted.

Our manufacturing operations require significant capital expenditures and ongoing investments to maintain and expand production capacity.

We recently expanded our manufacturing capacity with a new facility in Penang, Malaysia. Bringing new manufacturing capacity online requires significant capital expenditures and involves risks of delays, cost overruns, and unexpected technical challenges. We did not operate our own manufacturing facilities prior to the acquisition of Knowles’ CMM business. If we are unable to successfully complete the ramp-up of our new facility, or if customer demand does not materialize as anticipated, we may not achieve the expected return on our investment. Additionally, we may need to make further investments in manufacturing capacity to meet future demand, and there can be no assurance that we will have access to sufficient capital to fund such investments or that such investments will be successful.

Certain natural disasters, such as flooding, heavy precipitation, large earthquakes, volcanic eruptions or nuclear or other disasters, may negatively impact our business. Climate change may cause a rising number of natural disasters that could negatively affect our operations.

Environmental and other disasters, such as flooding, heavy precipitation, large earthquakes, volcanic eruptions or nuclear or other disasters, or a combination thereof may negatively impact our business. If flooding, heavy precipitation, a large earthquake, volcanic eruption, extreme weather event or other natural disaster were to directly damage, destroy or disrupt our manufacturing facilities or those of our third-party manufacturers, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would negatively impact our business. Even if our manufacturing facilities or those of our third-party manufacturers are not directly damaged, a large natural disaster may result in disruptions in distribution channels, supply chains, movement of goods and significant increases in the prices of raw materials used for our manufacturing process. In addition, semiconductor manufacturing is a water-intensive process. Some of our manufacturing sites and those of our suppliers are located in semi-arid regions that may become increasingly vulnerable to prolonged droughts associated with evolving changes to the climate, which may lead to water scarcity. If we and our suppliers are not able to implement adequate water recycling and conservation measures or if the water scarcity in a particular region becomes acute and restricts the availability of water necessary for the operation of our manufacturing facilities or our suppliers’ facilities, our business may be significantly negatively impacted. The impact of any such natural disasters depends on the specific geographic circumstances but could be significant, especially in areas with known earthquake fault zones, flood or storm risks, including but not limited to Singapore, Taiwan or Malaysia. There is increasing concern that climate change is occurring that may cause a rising number of natural disasters with potentially dramatic effects on human activity. We cannot predict the economic impact, if any, of natural disasters or climate change.

Our company culture has contributed to our success and if we cannot maintain this culture, our business could be harmed.

We believe that our company culture, which promotes innovation, open communication, and teamwork, has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

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the potential failure to identify, attract, reward, and retain people in leadership positions in our organization who share and further our culture, values, and mission;
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the increasing size and geographic diversity of our workforce;
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competitive pressures to move in directions that may divert us from our mission, vision, and values;
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the continued challenges of a rapidly-evolving industry; and
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the increasing need to develop expertise in new areas of business that affect us.

If we are not able to maintain our culture, our business, financial condition, and results of operations could be adversely affected.

Risks Related to Our Reliance on Third Parties

We do not own a semiconductor foundry, and we rely on third-party foundries for the fabrication of semiconductor wafers and on a limited number of suppliers of other materials. Our failure to manage these third-party relationships, or the failure of any of our foundry suppliers to provide us with wafers and other materials on a timely basis, would harm our business, financial condition, and results of operations.

We rely on third-party foundries for the fabrication of our semiconductor products. For our AI processors, we rely on two third-party foundries located in Singapore and Taiwan. In addition, we rely heavily on one wafer supplier in Japan that is the predominant producer of MEMS wafers that are used in our MEMS microphones. If any of these foundries suspends operations or limits our allocation of wafers, our ability to manufacture such products would be materially impaired. Furthermore, any disruption in operations at these foundries could adversely affect our ability to meet customer demand in a timely manner, or at all, which would lead to a reduction in our revenue and may adversely affect our reputation, customer relationships and future sales orders, potentially resulting in long-term harm to our business. In addition, the locations of our foundries and manufacturers present additional risks related to geopolitical tensions. See “—Risks Related to the Markets in Which We Operate and the Regulatory Landscape of Our Business.”

Because we do not own or operate any semiconductor fabrication facilities, we are entirely dependent on third-party foundries to manufacture our semiconductor products. Our third-party foundries may not be able to meet our production requirements due to capacity constraints, competing demands from other customers or other factors. We have limited ability to influence the production schedules or manufacturing priorities of our foundries, and we may not always receive the capacity allocations we need. From time to time, we have encountered shortages and delays in obtaining wafers at desired specifications and other components and materials and price increases, and we may encounter additional shortages and delays in the future. If we cannot obtain sufficient foundry capacity to manufacture our semiconductor products or are unable to source materials from other suppliers or to redesign products with other components in a timely manner, our business will be significantly harmed.

We generally do not have long-term contracts with our third-party foundries, suppliers, and manufacturers. As a result, any foundry, supplier, or third-party manufacturer can generally discontinue supplying wafers, components or materials to us or manufacturing our products at any time and without penalty. Our foundries may generally allocate their manufacturing capacity to other customers, prioritize customers with greater volume commitments or cease operations altogether, and we would have limited recourse in any such event. With respect to our MEMS microphones, we have a contract with a wafer supplier, which, as of June 30, 2026, provides for remaining purchase commitments of approximately $33.6 million through March 31, 2027. If we are unable to extend or replace our agreement with such wafer supplier, we may be unable to find an alternative supply of semiconductor wafers for use in our MEMS microphones on acceptable terms, or at all.

We depend on the quality of the wafers manufactured by our foundries and other components and materials over which we have limited control. Any one or more of our foundries or other manufacturers may become financially unstable as the result of global market conditions and geopolitical developments. In the event that any foundry or supplier is unable or unwilling to manufacture our products or supply the materials and components needed to manufacture our products, or, in the case of the wafer supplier for our MEMS microphones, we are unable to renew our agreements, and we are unable to qualify an alternative foundry or supplier on a timely basis, our business, financial condition, and results of operations may be adversely affected. Qualifying new semiconductor foundries or suppliers is time-consuming and costly, often requiring significant engineering effort to port our designs to a new process node, and might result in unforeseen manufacturing and operations problems. Any transition to a new foundry or supplier could result in production delays, increased costs, and disruption to our ability to supply products to our customers.

Any of these challenges or delays could damage our relationships with our customers, adversely affect our reputation and adversely affect our business, financial condition, results of operations and our ability to grow our business.

We depend on a limited number of key suppliers for critical components and technology for both our sensors and semiconductors, and our dependence on these suppliers exposes us to supply chain, political, social, and economic risks that could adversely affect our ability to manufacture our products and harm our business, financial condition, and results of operations.

We have entered into material supply and development agreements with a limited number of key suppliers. These relationships are critical to our ability to manufacture and deliver our products across both our sensor and AI businesses. We expect our operating results for the foreseeable future will continue to depend to a significant extent on our ability to maintain these supplier relationships and secure favorable terms. For example, certain of our critical components, including ASICs and MEMS dies for our sensor products, are procured from single or sole-source suppliers. We also rely on specific suppliers for metal cans and other packaging materials. For our AI processor products, we rely on a wafer supplier located in Taiwan, for our Syntiant Core 3 wafers, on a wafer supplier located in Singapore, for our Syntiant Core 2 wafers, and on a wafer supplier located in Japan for MEMS wafer fabrication. While we anticipate that our reliance on key suppliers will continue for the foreseeable future, we have in the past and may in the future experience instability in these relationships, including certain suppliers reducing capacity allocations with little or no notice, requiring us to find alternatives sources of supply. There can be no assurance that we will be able to secure alternative sources of supply on acceptable terms if needed. The loss of any single supplier, or a significant disruption in the supply of any critical component, has in the past and could in the future adversely affect our ability to manufacture our products and meet customer demand. Qualifying new suppliers is time-consuming and may result in unforeseen manufacturing and operations problems. We maintain long-term relationships with our suppliers supplemented by quarterly business reviews, but we do not have long-term contracts with many of our suppliers and they have in the past discontinued, and can in the future discontinue supplying components to us at any time without penalty. In addition, deterioration in the political, social, business, or economic conditions in the jurisdictions in which our suppliers operate could slow or halt product shipments or disrupt our ability to manufacture, package, test or post-process products. In particular, our supply of wafers may be materially and adversely affected by diplomatic, geopolitical, and other developments affecting the relationship between Mainland China and Taiwan, or between the United States and Mainland China or Taiwan. Since 1949, Taiwan and Mainland China have been separately governed, and there can be no assurances that relations between them will not deteriorate further. In response to any such disruption, we could be forced to transfer our manufacturing, packaging, testing, and post-processing activities to more stable, and potentially more costly, regions or find alternative suppliers. Any disruption in our supply arrangements could have a significant and disproportionate impact on our business, financial condition, and results of operations.

If we encounter sustained yield problems or other delays at our third-party wafer fabrication facilities, in the final assembly and test of our products or ineffectively utilize our manufacturing capacity or fail to maintain manufacturing yields, we may lose revenue and damage our customer relationships.

The manufacture of our products, including the fabrication of semiconductor wafers, and the assembly and testing of our products, involve highly complex processes. For example, minute levels of contaminants in the manufacturing environment, difficulties in the wafer fabrication process or other factors can cause a substantial portion of the components on a wafer to be non-functional. These problems may be difficult to detect at an early stage of the manufacturing process and often are time-consuming and expensive to correct. From time to time, we have experienced problems achieving acceptable yields at our third-party wafer fabrication suppliers, in addition to lower than anticipated yields in our manufacturing facilities, resulting in delays in the availability of components as well as end products, as applicable. Moreover, an increase in the rejection rate of products during the quality control process before, during or after manufacture and/or shipping of such products, results in lower yields and margins. In addition, changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new products have significantly reduced our manufacturing yields, resulting in low margins on those products. Poor manufacturing yields over a prolonged period of time could adversely affect our ability to obtain the supplies needed to deliver our components on a timely basis and harm our relationships with customers, which could materially and adversely affect our business, financial condition, and results of operations.

Raw material and engineered material availability and price fluctuations increase the cost of our products, impact our ability to meet customer commitments and may adversely affect our business, financial condition, and results of operations.

Many major components, product equipment items, engineered materials and wafers used across our hardware production lines are procured or subcontracted on a single or sole-source basis. For our MEMS sensor products, key inputs include MEMS wafers, ASICs, metal cans, substrates, heavy metals such as gold, and other packaging materials, each of which may be subject to availability constraints and price increases. It is difficult to predict what effects shortages or price increases may have in the future. Our inability to fill our supply needs would jeopardize our ability to ship our products to our customers on time and in the quantity required, which could, in turn, result in reduced sales and revenue and damage to our customer relationships and future sales orders.

Furthermore, the cost of raw and engineered materials is a key element in the cost of our products. For our semiconductor products, increases in the price of silicon wafers and testing costs impact gross margins. For our MEMS sensor products, increases in the cost of MEMS wafers, ASICs, metal cans, substrates, heavy metals such as gold, and other packaging materials and assembly and testing costs at our manufacturing facilities in China and Malaysia, including labor costs, could similarly pressure our gross margins. In each case, such cost increases would result in higher production costs if we are unable to offset them through productivity improvements or pricing adjustments. Moreover, our suppliers may pass increases in engineered materials, raw materials and commodity costs on to us, which would further reduce the gross margin of our products. In addition, global market trends, such as a shortage of capacity to fulfill our fabrication needs also may increase our raw material costs and thus decrease our gross margin.

Our revenue could be materially impacted by the failure of other component suppliers to deliver required parts needed in the final assembly of our customers’ end products.

The products we supply to our customers are typically only a portion of the many components our customers source from multiple suppliers in order to complete the final assembly of an end product. If one or more of these other component suppliers are unable to deliver to customers components needed to assemble end products, our customers may delay, or ultimately cancel, their orders from us.

Risks Related to the Markets in Which We Operate and the Regulatory Landscape of Our Business

We are a global company, which subjects us to additional business risks, including logistical and financial complexity, political instability, and currency fluctuations.

We have established international subsidiaries and have opened offices in international markets to support our activities in Asia, the Americas, and Europe, and we expect to continue to conduct business with companies that are located outside the United States, particularly in Asia. This has included the establishment of offices and labs in Taiwan, Mainland China, Korea, Japan, and India, as well as manufacturing facilities in Suzhou, China and Penang, Malaysia for our MEMS sensor assembly and test operations. We purchase wafers from foreign entities, including foundries in Germany, Japan, Singapore, and Taiwan, have our AI processor products assembled and tested by subcontractors located in Asia, and supply our products to customers located around the world. Additionally, our international operations are subject to a number of risks, including:

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complexity and costs of managing international operations and related tax obligations, including for our offices outside of the United States;
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trade tensions, geopolitical uncertainty or governmental actions may lead non-U.S. customers to favor products from non-U.S. companies which could put us at a competitive disadvantage and result in decreased customer demand for our solutions and our customers’ products;
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restrictions imposed on sensitive technologies from certain countries and sanctions or export controls imposed on customers or suppliers may affect our ability to sell and source our products;
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potential political, legal, and economic instability, armed conflict, and civil unrest in the countries in which we and our customers are located, including instability caused by new and ongoing global conflicts;
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unanticipated restrictions on our ability to sell to foreign customers where sales of products and the provision of services may require export licenses or are prohibited by government action, unfavorable foreign exchange controls and currency exchange rates;

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public health crises may affect our international operations, suppliers, and customers and we may experience delays in development, a decreased ability to support our customers and reduced design win activity if travel restrictions or business shutdowns or slowdowns continue for an extended period of time in any of the countries in which we, our suppliers and our customers operate and do business;
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uncertainties related to the enforcement of intellectual property rights in various jurisdictions, including any intellectual property rights that we may license to entities in Taiwan or Mainland China, including any joint ventures we may form;
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multiple, conflicting and changing tax and other laws and regulations that may impact both our international and domestic tax and other liabilities and result in increased complexity and costs;
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longer sales cycles and greater difficulty in accounts receivable collection and longer collection periods;
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difficulties in enforcing contracts generally;
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high levels of distributor inventory subject to price protection and rights of return to us;
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greater difficulty in hiring and retaining qualified personnel;
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the need to have business and operations systems that can meet the needs of our business growth and international business and operating structure;
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fluctuations in foreign currency exchange rates, which could increase our manufacturing and operating costs, particularly with respect to our manufacturing operations in China and Malaysia where we pay employees and local suppliers in local currencies;
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tariffs, duties or other taxes imposed on imports of our products or components, which could increase our costs or make our products less competitive;
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rising costs of raw materials, including gold and other heavy metals;
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rising labor costs, labor shortages or labor disputes in the countries where we have manufacturing operations, which could increase our costs or disrupt production; and
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geographic concentration of our supply chain in Asia, including our reliance on foundries in Japan, Singapore, and Taiwan, which exposes us to regional disruptions.

Our failure to understand, or inaccurate understanding of the People’s Republic of China (“PRC”) legal system, including the enforcement of laws, and our inability to anticipate changes in PRC policies, laws, and regulations could adversely affect us. Furthermore, our manufacturing operations in Suzhou, China, where we employed approximately 490 employees as of June 30, 2026 may be interrupted or negatively influenced if we fail to comply with PRC laws and regulations or orders issued by competent governmental authorities. The PRC government has published policies that significantly affect certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could further adversely affect our business, financial condition, and results of operations.

We are subject to export control and economic sanctions laws and regulations that could limit our ability to sell products in international markets, expose us to liability, increase our costs, and adversely affect our business.

Our products and technology are subject to U.S. export control and economic sanctions laws and regulations, including the Export Administration Regulations (“EAR”), administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), and sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). These laws and regulations may restrict or prohibit the export, re-export or transfer of our products and technology to certain countries, regions, governments, entities, and individuals without prior government authorization, or in some cases, altogether.

Our products are currently classified as EAR99, meaning they are subject to the EAR but are not controlled under specific Export Control Classification Numbers (“ECCNs”) on the Commerce Control List. While EAR99 items can generally be exported to most destinations without a license from BIS, they remain subject to restrictions, including prohibitions on exports to comprehensively embargoed and sanctioned countries and regions, to parties appearing on U.S. government restricted party lists (including, among others, the BIS Entity List and the OFAC Specially Designated Nationals and Blocked Persons List), and in connection with certain prohibited end-uses. There can be no assurance that our products will continue to be classified as EAR99, either because product enhancements or technology developments by us will align with a specific ECCN on the Commerce Control List, or because of regulatory changes from the U.S. government. BIS periodically amends the Commerce Control List and makes changes to export control classifications, and OFAC sanctions policies evolve, including in response to emerging national security, foreign policy or technological concerns, which could result in our products becoming subject to more restrictive controls, additional licensing requirements or outright export prohibitions.

In recent years, the U.S. government has significantly expanded the scope of export controls and economic sanctions, particularly with respect to advanced semiconductor and AI technologies and transactions involving the PRC, including Hong Kong and Macau. Because we operate in the semiconductor and AI sectors and maintain subsidiary operations in the PRC and Malaysia, we face heightened exposure to the impact of any further escalation in trade restrictions. Any strain on relations between the United States and the PRC, Malaysia or other jurisdictions in which we operate or sell our products could result in the imposition of additional sanctions, export controls or other trade restrictions targeting those countries or regions or specific entities and individuals within them, which could impair our ability to sell our products in those markets, source components or services from those jurisdictions, or maintain our existing operations.

There are also risks that the Chinese government may, among other things, require the use of local suppliers, encourage companies that do business in China to partner with local companies to conduct business, provide incentives to government-backed local customers to buy from local suppliers, or otherwise comply with local laws that could deviate from our business judgment. The materialization of these risks could have a material adverse effect on our business and financial condition.

Compliance with export control and economic sanctions laws is complex and resource-intensive. We have implemented compliance policies and procedures designed to ensure adherence to applicable requirements; however, there can be no assurance that our compliance measures will be effective in preventing violations of applicable export control or sanctions laws. Violations of these laws, whether inadvertent or otherwise, can result in significant civil and criminal penalties, including substantial monetary fines, denial or curtailment of export privileges and, in the case of willful violations, imprisonment of responsible individuals. Any enforcement action, investigation or allegation of non-compliance, even if ultimately resolved favorably, could result in significant legal costs, diversion of management resources, and reputational harm.

The Outbound Investment Security Program (“OISP”) may restrict certain of our investment activities and transactions involving certain countries of concern including the PRC, impose compliance obligations with respect to our subsidiary in the PRC, and subject us to penalties and other adverse consequences for non-compliance.

On October 28, 2024, the U.S. Department of the Treasury (“Treasury”) issued a final rule, codified in the U.S. Code of Federal Regulations at 31 C.F.R. Part 850, to implement Executive Order 14105 of August 9, 2023, which became effective on January 2, 2025. The final rule establishes a regulatory framework (the “OISP”) requiring U.S. persons to notify the Treasury of, or in certain cases prohibiting U.S. persons from engaging in, specified categories of direct or indirect transactions with certain entities in, or entities with linkages to, a “country of concern” (currently, PRC, including Hong Kong and Macau) that are engaged in certain covered activities involving semiconductors and microelectronics, quantum information technologies or AI. The OISP has the potential to affect our business in several respects:

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As a U.S. person, we are subject to the OISP’s notification requirements and prohibitions with respect to “covered transactions,” which include, among other categories, direct and indirect acquisitions of equity interests in, certain debt financing to, greenfield and brownfield investments in, and joint ventures with covered foreign persons. These restrictions could limit our ability to pursue strategic mergers and acquisitions, make or receive investments, establish joint ventures or develop new operations involving entities in the PRC or entities with significant PRC linkages that are engaged in covered activities. Such restrictions also could limit intracompany activities with our PRC subsidiaries. Because we operate in the semiconductor and AI sectors, the OISP’s covered activity definitions are directly relevant to the types of strategic transactions we may consider as our business evolves.
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The OISP also imposes affirmative compliance obligations on U.S. persons with respect to their “controlled foreign entities.” Our PRC subsidiaries each qualify as both a “person of a country of concern” by virtue of their PRC incorporation and a “controlled foreign entity” under the OISP. As a result, we are required to take all reasonable steps to prohibit and prevent any transaction by our subsidiaries that would constitute a prohibited transaction if undertaken by a U.S. person directly, and we are responsible for filing the required notification with the Treasury for any transaction undertaken by our subsidiaries that would constitute a notifiable transaction if undertaken by a U.S. person. These obligations effectively extend the OISP’s restrictions to the transactional activities of our subsidiaries, including any direct or indirect investments or business arrangements each subsidiary itself may enter into with other covered foreign persons.

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Additionally, the OISP could affect the willingness or ability of third parties to transact with us. At present, we do not believe we meet the definition of being a “covered foreign person” under the OISP, as we are a U.S. company and are not a “person of a country of concern.” However, under the OISP, an entity may be deemed a “covered foreign person” if its direct or indirect subsidiaries or branches that are “covered foreign persons” individually or in the aggregate account for more than 50 percent of the entity’s consolidated revenue, net income, capital expenditure or operating expenses. There can be no assurance that changes in our business, the relative scale of our PRC subsidiaries’ operations or amendments to the OISP’s definitions and thresholds would not cause us to be classified as a “covered foreign person,” which could significantly restrict the ability of U.S. persons to invest in or transact with us. Moreover, our PRC subsidiaries could themselves be considered “covered foreign persons,” raising the risk that an indirect investment could implicate the OISP; however, we do not believe any of our subsidiaries meet the definition of being a “covered foreign person.” If this changed, this could limit the pool of potential strategic partners, investors or acquirers willing to engage in transactions with us, or could result in additional due diligence requirements, transaction delays or the imposition of restrictive conditions on any such transactions.
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Compliance with the OISP requires ongoing monitoring of our own direct and indirect investment and strategic activities, as well as the transactional and operational activities of our PRC subsidiaries, against the OISP’s definitions of “covered activity” and “covered foreign person.” This compliance effort increases our administrative burden and costs. Violations of the OISP, whether by us directly or through our PRC subsidiaries, may result in significant civil penalties and other adverse consequences. Any enforcement action, investigation or allegation of non-compliance could also result in significant legal costs, diversion of management attention and resources, damage to our business relationships, and reputational harm, any of which could materially and adversely affect our business, financial condition, and results of operations.
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The OISP, its implementing regulations, and the interpretations of those regulations are subject to change. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”), enacted as part of the National Defense Authorization Act for Fiscal Year 2026, became law. The COINS Act codifies much of the OISP and requires the Treasury to issue new regulations related to the OISP. The COINS Act expands the sectoral coverage of the OISP to include covered activities involving high-performance computing and supercomputing and hypersonic systems, as well as the geographical coverage of the OISP by adding Cuba, Iran, North Korea, Russia, and Venezuela under the Maduro regime as additional “countries of concern.” The COINS Act also amends the 50 percent rule incorporated in the definition of “covered foreign person” to replace the current test—50 percent revenue, net income, capital expenditure, or operating expense—with a test based on direct or indirect 50 percent ownership. The COINS Act may result in additional changes to the OISP regulations, the content and impact of which are currently uncertain.

Our failure to comply with the Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws could subject us to penalties and other adverse consequences.

We have extensive international operations and a substantial portion of our business, particularly with respect to our manufacturing, assembly, and testing processes, is conducted outside of the United States. Our operations are subject to anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), as well as the anti-corruption and anti-bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising, authorizing, or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called “facilitation” payments. Though we maintain policies and other measures designed to promote compliance with applicable anti-corruption and anti-bribery laws, our personnel or agents may nevertheless engage in improper conduct for which we might be held responsible. Any violation of applicable anti-corruption or anti-bribery laws, or even allegations of such violations, can lead to actions which could disrupt our operations, cause significant management distraction and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may have a material adverse effect on our business, financial condition, and results of operations. In addition, our reputation and our stock price could be adversely affected if we become the subject of any negative publicity related to actual or perceived violations of anti-corruption or anti-bribery laws and regulations.

We, our customers and third-party contractors are subject to increasingly complex environmental regulations and compliance with these regulations may delay or interrupt our operations and adversely affect our business.

We are subject to various laws and regulations regarding environmental, health, and safety matters, including the generation, use, transportation, emission, storage, discharge, and disposal of chemicals, gases, and other hazardous substances used in our operations. Compliance with existing and future laws and regulations could adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment or materials or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Failure by us to control the use of, or adequately restrict the discharge of, chemicals or hazardous substances could subject us to future liabilities. In certain jurisdictions, owners and operators can be held jointly and severally liable for investigating and remediating contaminated sites regardless of fault. We operate real property through lease agreements. As such, if there is contamination present, even contamination that we did not cause or know about, we could be held responsible for cleaning up the contamination.

Our internal manufacturing facilities in China operate under permits that must be renewed periodically, such as with respect to air emissions, wastewater and stormwater discharges, the handling of hazardous substances and the generation and management of hazardous waste. Our internal manufacturing facilities in Malaysia operate under a manufacturing license and pursuant to local laws related to environmental, health, and safety matters. A violation of those permits, licenses, or local laws may lead to revocation of the permits, imposition of fines or penalties, or the incurrence of additional capital expenditure or other costs to comply with the permits or license, as applicable, including the potential shutdown of operations.

We face increasing complexity in our procurement, design and research and development operations as a result of requirements relating to the materials composition of our products, including restrictions on hazardous substances and electronic waste and conflict minerals and responsible sourcing requirements. For example, the European Union’s (the “EU’s”) Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS”) directive restricts the content of lead and certain other hazardous substances in specified electronic products put on the market in the EU and similar Chinese legislation exists relating to marking of electronic products. The passage of similar requirements in additional jurisdictions or the tightening of these standards in jurisdictions where our products are already subject to such requirements could cause us to incur significant expenditures to make our products compliant with new requirements, or could limit the markets into which we may sell our products.

Failure to comply with these and similar laws and regulations could subject us to fines, penalties, civil or criminal sanctions, contract damage claims and take-back of non-compliant products, which could harm our business, reputation, and operating results. Similarly, failure by our foundry vendors or other suppliers to comply with applicable environmental laws and requirements could cause disruptions and delays in our product shipments, which could adversely affect our relations with our customers and adversely affect our business, financial condition, and results of operations.

As climate change issues become more pronounced, we may face increased regulation and also expectations from stakeholders to take actions beyond existing regulatory requirements to minimize our impact on the environment and mitigate climate change related effects. To meet these additional regulatory requirements and expectations, we may need to deploy additional equipment, introduce process changes, utilize alternative suppliers and materials, and take other similar actions, some or all of which may require us to incur additional costs which could result in a material adverse effect on our business, financial condition, and results of operations.

Regulations in response to human health concerns may also limit or prohibit the use of a class of chemicals known as per- and polyfluoroalkyl substances, which are found in parts, components, process chemicals, and other materials used in semiconductor manufacturing. Such chemicals are critical to the manufacturing and functioning of many semiconductor products and there are limited technically and commercially feasible alternatives. These restrictions could harm our business and results of operations by increasing our expenses or requiring us to alter manufacturing and assembly and test processes.

Changes in U.S. or foreign trade policies, including the imposition of tariffs, and other factors beyond our control, may adversely impact our business and operating results.

Geopolitical tensions and trade disputes can disrupt supply chains and increase the cost of our products. This could cause our products to be more expensive for customers, which could reduce the demand for or attractiveness of such products. In addition, a geopolitical conflict in a region where we operate could disrupt our ability to conduct business operations in that region. Countries also could adopt restrictive trade measures, such as tariffs, laws, and regulations concerning investments and limitations on foreign ownership of businesses, taxation, foreign exchange controls, capital controls, employment regulations and the repatriation of earnings and controls on imports or exports of goods, technology or data, any of which could adversely affect our operations and supply chain and limit our ability to offer our products and services as intended. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs, or taxes on imports from countries where we manufacture products or from where we import products or raw materials (either directly or through our suppliers) could have an impact on our business, financial condition, and results of operations.

Trade disputes, trade restrictions, tariffs, and other political tensions between the U.S. and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns, which may also negatively impact customer demand for our products or services, delay purchases or renewals, limit expansion opportunities with customers, limit our access to capital or otherwise negatively impact our business and operations. Ongoing tariff, trade restrictions, and macroeconomic uncertainty, including proposed 100% tariffs on imported semiconductors by the United States, may contribute to volatility in the price of our Class A common stock.

The complexity of announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the United States or foreign jurisdictions related to compliance with trade regulations. In addition, retaliatory trade policies or anti-U.S. sentiment in certain regions, whether driven by trade tensions, political disagreements or regulatory concerns, may make customers, governments, and investors more hesitant to engage with, purchase from or invest in U.S. firms. This may lead to increased preference for local competitors, changes to government procurement policies, heightened regulatory scrutiny, decreased intellectual property protections, delays in regulatory approvals or other retaliatory regulatory non-tariff policies, which may result in heightened international legal and operational risks and difficulties in attracting and retaining non-U.S. customers, suppliers, employees, partners, and investors.

Ongoing uncertainty regarding trade policies may also complicate our short- and long-term strategic planning, and that of our partners and customers, including decisions regarding hiring, product strategy, capital investment, supply chain design and geographic expansion.

While we continue to monitor trade developments, the ultimate impact of these risks remains uncertain and any prolonged economic downturn, escalation in trade tensions or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, financial condition, and results of operations. Trade restrictions could be adopted with little to no advance notice, and we may not be able to effectively mitigate the adverse impacts from such measures. Political uncertainty surrounding trade or other international disputes also could have a negative impact on customer confidence and willingness to spend money, which could impair our future growth. Any of these events could increase the cost of our products, create disruptions to our supply chain and impair our ability to effectively operate and compete in the countries where we do business.

Risks Related to Our Financial Performance

Our quarterly revenue and operating results are difficult to predict accurately and may fluctuate significantly from period to period. As a result, this could prevent us from meeting our own guidance or expectations of securities analysts or investors.

We operate in a highly dynamic industry and our future operating results could be subject to significant fluctuations, particularly on a quarterly basis. Our quarterly revenue and operating results have fluctuated significantly in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. In addition, in December 2024, we acquired our sensors business from Knowles Corporation, which significantly expanded our operations and changed our financial profile. As a result, accurately forecasting our operating results in any quarter is difficult. If our operating results do not meet the expectations of securities analysts and investors, our stock price would likely decline. Additional factors that can contribute to fluctuations in our operating results include:

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changes in our product mix or customer mix;
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the rescheduling, increase, reduction, or cancellation of significant customer orders;
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the timing of customer qualification of our products and commencement of volume sales by our customers of systems that include our products;
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the timing and amount of research and development and sales and marketing expenditures;
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the rate at which our present and future customers and end users adopt our solutions in our target end markets;
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the timing and success of the introduction of new solutions and technologies by us and our competitors, and the acceptance of our new solutions by our customers;
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our ability to anticipate changing customer product requirements;

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our gain or loss of one or more key customers;
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the availability, cost and quality of wafers and other components that we purchase from third-party vendors, and any problems or delays in the fabrication, assembly, testing, or delivery of our products;
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the availability of production capacity at our third-party wafer fabrication facilities or other third-party subcontractors and other interruptions in the supply chain, including as a result of materials shortages, bankruptcies, or other causes;
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changes in the manufacturing, assembly, and testing costs of our products, including as a result of inflationary pressures;
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fluctuations in manufacturing yields;
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competitive pressures resulting in lower than expected ASPs;
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the timing of expenses related to the acquisition of technologies or businesses;
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product rates of return or price concessions in excess of those expected or forecasted;
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the emergence of new industry standards;
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product obsolescence;
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unexpected inventory write-downs or write-offs;
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costs associated with litigation over intellectual property rights and other litigation;
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the length and unpredictability of the purchasing and budgeting cycles of our customers;
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loss of key personnel or the inability to attract qualified management, technical, marketing, and financial personnel;
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the quality of our products and any remediation costs;
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adverse changes in economic conditions in various geographic areas where we or our customers do business;
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the general industry conditions and seasonal patterns in our target end markets, including the end user market;
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political developments related to Mainland China, Taiwan, or Malaysia;
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other conditions affecting the timing of customer orders or our ability to fill orders of customers including customers subject to export control or U.S. economic sanctions; and
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new or ongoing geopolitical events, threat of war or terrorist actions or the occurrence of pandemics, epidemics or other outbreaks of disease, or natural disasters and the impact of these events on the factors set forth above.

We may experience a delay in generating or recognizing revenue for a number of reasons. Open orders at the beginning of each quarter are typically lower than expected revenues for that quarter and are generally cancelable or reschedulable with minimal notice. Accordingly, we depend on obtaining orders during each quarter for shipment in that quarter to achieve our revenue objectives and failure to fulfill such orders by the end of a quarter may adversely affect our operating results. Furthermore, we generally rely on customers issuing purchase orders to buy our products rather than long-term supply contracts. In addition, we maintain a small infrastructure of facilities and human capital in several locations around the world and have a limited ability to reduce expenses. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenue or changes in levels of our customers’ forecasted demand could materially and adversely impact our business, financial condition, and results of operations, which is exacerbated by the long lead time for certain raw and manufactured materials such that we are not able to quickly reduce costs upon reductions in customer demand. Due to our limited ability to reduce expenses, in the event our revenue declines, or our revenue does not meet our expectations, it is likely that in some future quarters our operating results will decrease from the previous quarter or fall below the expectations of securities analysts and investors. Further, as a result of these factors, our results of operations may vary significantly from quarter to quarter and our stock price may decline. Accordingly, we believe that period-to-period comparisons of our results of operations should not solely be relied upon as indications of future performance.

Our ability to raise capital in the future may be limited and could prevent us from executing our growth strategy.

Our ability to operate and expand our business depends on the availability of adequate capital, which in turn depends on cash flow generated by our business and the availability of capital through debt and equity markets or other applicable financing arrangements. We believe that our existing cash resources and anticipated cash received from sales of our products will be sufficient to finance our continued operations, growth strategy, planned capital expenditures, and expenses for at least the next 12 months from the date of this prospectus. However, we have based this estimate on our current operating plans and expectations, which are subject to change, and we cannot assure you that our resources will be sufficient to meet our future liquidity needs. We may require additional capital to fund our strategic plans, including potential acquisitions or investments in businesses, products, services, and technologies, and/or unforeseen circumstances. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

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market acceptance of our products;
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the need to adapt to changing technologies and technical requirements;
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the existence of opportunities for expansion; and
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access to and availability of sufficient management, technical, marketing, and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain additional debt financing. The sale of additional equity securities or convertible debt securities would result in dilution to our stockholders. Incurring additional debt would result in increased expenses and could result in covenants that would restrict our operations and our ability to incur additional debt or engage in other capital-raising activities. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow and support our business and respond to business opportunities and challenges could be significantly limited.

We could be subject to changes in tax rates and the adoption of new tax legislation, whether in or out of the United States, and could otherwise have exposure to additional tax liabilities, all of which could adversely affect our business, financial condition, and results of operations.

As a multinational business, we are subject to income and other taxes in both the United States and various non-U.S. jurisdictions. Changes to tax laws or regulations in the jurisdictions in which we operate, or in the interpretation of such laws or regulations, could significantly increase our effective tax rate and reduce our cash flow from operating activities, and otherwise have a material adverse effect on our financial condition. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, changes in transfer pricing methodologies, other changes in the apportionment of our income and other activities among tax jurisdictions and changes in tax rates, could also increase our effective tax rate. Future changes in enacted tax rates could also negatively affect our results of operations. For example, on August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which includes a minimum tax equal to fifteen percent of the adjusted financial statement income of certain corporations as well as a one percent excise tax on share buybacks, effective for tax years beginning in 2023. It is possible that the minimum tax could result in an additional tax liability over the regular federal corporate tax liability in a given year based on differences between book and taxable income (including as a result of temporary differences). Further changes in the tax laws of non-U.S. jurisdictions could arise, in particular, as a result of the base erosion and profit shifting project that was undertaken by the Organization for Economic Co-operation and Development (the “OECD”). The OECD has recommended changes to numerous long-standing tax principles, including a global minimum tax pursuant to Pillar Two. These changes could increase tax uncertainty and may adversely affect our provision for income taxes and increase our tax liabilities.

Our tax filings are subject to review or audit by the U.S. Internal Revenue Service (the “IRS”) and state, local, and non-U.S. taxing authorities. We exercise significant judgment in determining our worldwide provision for taxes and, in the ordinary course of our business, there may be transactions and calculations where the proper tax treatment is uncertain. We may also be liable for taxes in connection with businesses we acquire. Our determinations are not binding on the IRS or any other taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition, and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Under current law, our federal net operating loss carryforwards (“NOLs”) generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs in tax years beginning after December 31, 2020, is limited to 80% of taxable income. In addition, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which may be outside our control). As a result, our ability to use our pre-change NOLs and other pre-change tax attributes to offset post-change taxable income, if any, could be subject to limitations. Similar provisions of state tax law may also apply. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Fluctuations in exchange rates between and among the currencies of the countries in which we do business may adversely affect our operating results.

Our sales have been historically denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to the currencies of the countries in which our customers operate could materially affect the demand for our solutions and cause these customers to reduce their orders, which would adversely affect our revenue and business. We may experience foreign exchange gains or losses due to the volatility of other currencies compared to the U.S. dollar. A significant portion of our solutions are sold to customers located outside the United States, primarily in Asia, and we anticipate that this will continue. Sales to customers in Asia accounted for approximately 58% and 49% of our total revenue in the years ended December 31, 2025 and 2024, respectively, and approximately 59% and 60% of our total revenue in the six months ended June 30, 2026 and 2025, respectively. Although a large percentage of our sales are made to customers in Asia, we believe that a significant number of the products designed by these customers and incorporating our products are then sold to consumers globally. In addition, if in the future we sell products or purchase inventory in currencies other than the U.S. dollar, our exposure to foreign currency risk could become more significant. A significant number of our employees are located in Asia, principally China and Malaysia. Therefore, a portion of our payroll as well as certain other operating expenses are paid in currencies other than the U.S. dollar, such as the New Taiwan Dollar, Malaysian Ringgit, and the Chinese Yuan Renminbi. Our operating results are denominated in U.S. dollars and the difference in exchange rates in one period compared to another may directly impact period-to-period comparisons of our operating results. Furthermore, currency exchange rates, particularly the exchange rates between the Chinese Yuan Renminbi and the U.S. dollar, between the New Taiwan Dollar and the U.S. dollar, and between the Malaysian Ringgit and the U.S. dollar, have been volatile in the recent past and these currency fluctuations may make it difficult for us to predict our operating results. We have not implemented any hedging strategies to mitigate risks related to the impact of fluctuations in currency exchange rates. Even if we were to implement hedging strategies, not every exposure can be hedged and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate currency risks accurately could adversely affect our operating results.

Risks Related to Our Intellectual Property, Artificial Intelligence, and Cybersecurity

If we are unable to obtain, maintain, and enforce patent protection for our current and future proprietary technology and inventions, if the scope of the patent protection obtained is not sufficiently broad, or if we are otherwise unable to prevent third parties from using our proprietary technologies without authorization, our ability to compete successfully and our business, financial condition, and results of operations could be materially and adversely affected.

Our future success depends, in part, upon our ability to protect our proprietary technology and inventions. We generally seek to protect our proprietary technology and inventions, particularly those relating to the design of our products, under patent law. As of June 30, 2026, we owned approximately 27 issued U.S. patents, 26 issued foreign patents, 16 pending U.S. patent applications, and 23 pending foreign patent applications. The issued patents in the United States generally expire beginning in 2036 through 2044. Through the acquisition of the CMM business from Knowles Corporation, we have been granted by Knowles Corporation perpetual licenses to certain patents, patent applications, and other intellectual property outside of Hearing Health Field Uses. Pursuant to such perpetual licenses, as of June 30, 2026, we have license rights to approximately 200 issued U.S. patents, 133 issued foreign patents, seven pending U.S. patent applications, and 60 pending foreign patent applications, and such license rights are exclusive in all markets related to the commercialization of MEMS microphones for use in consumer product applications and non-exclusive in all other markets (excluding, in each case, in Hearing Health Field Uses). Additionally, pursuant to such perpetual licenses, as of June 30, 2026, we also have non-exclusive license rights to approximately 103 issued U.S. patents and one issued foreign patent (excluding, in each case, in Hearing Health Field Uses). Such in-licensed issued patents in the United States generally expire beginning in 2027 through 2043. Maintenance of patent portfolios, particularly outside of the United States, is expensive, and the process of seeking patent protection is lengthy and costly. The value of our patents and pending and future patent applications may not exceed the expense associated with their maintenance and prosecution. In addition, we cannot assure you that any patents from any pending patent applications (or from any future patent applications) will be issued, and even if the pending patent applications are granted, the scope of the rights granted to us may not be meaningful or provide us with any commercial advantage. Where certain patents are licensed to us by third parties, we may also rely on such third parties to maintain such patents and prosecute any pending patent applications. If such third parties fail to prosecute or maintain such patents, and we are unable or otherwise fail to take over such prosecution or maintenance, such patents may expire, which can lead to loss of competitive advantage, weakened market position, and financial harm. Existing patents and those that may be issued from any pending or future applications may be subject to challenges, oppositions, invalidation or circumvention or designed around by our competitors or declared invalid or unenforceable in judicial or administrative proceedings, including re-examination, inter partes review, post-grant review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions, or be subject to ownership claims by third parties. It is also possible that we will fail to identify patentable aspects of our research and development innovations before it is too late to obtain patent protection.

Our existing issued and granted patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing technology. Although we enter into confidentiality agreements with parties who have access to confidential, proprietary, or patentable aspects of our research and development output, such as our employees, consultants, contractors, vendors, customers, service providers, and third parties with whom we have strategic relationships, such agreements may be insufficient or any of these parties could breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek protections for, and prevent competitors from using, our technology. Such a breach also means that such parties could use such research and development output, causing us to lose any competitive advantage resulting from such intellectual property. We also cannot assure you that we have entered into such agreements with every such party or that we will have adequate remedies for any breach of such agreements. If such unauthorized use or disclosure of the confidential, proprietary or patentable aspects of our research and development output were to occur, our ability to sell our solutions at competitive prices may be adversely affected, and our business, financial condition, and results of operations could be materially and adversely affected. Additionally, intellectual property and related laws are constantly evolving, can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. For example, in the United States and in many foreign jurisdictions, policies regarding the breadth of claims allowed in patents and scope of protections can be inconsistent. We cannot predict future changes in the interpretation of patent, intellectual property, and other related laws or changes to patent, intellectual property, and other related laws that might be enacted into law by U.S. and foreign legislative bodies. In addition, the protection afforded under the patent laws of one country may not be the same as that in other countries. This means, for example, that our right to exclude others from practicing our patents can vary on a country-by-country basis. Thus, we may not have the same scope of patent protection in every country where we do business. Many U.S.-based companies have encountered substantial third-party intellectual property infringement in foreign countries, including countries where we sell our products. If such an impermissible use of our intellectual property or trade secrets were to occur, our ability to sell our solutions at competitive prices may be adversely affected, and our business, financial condition, and results of operations could be materially and adversely affected.

Notwithstanding the steps we take to protect our proprietary technology and inventions under patent and other intellectual property laws, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business. It is difficult and costly to monitor the use of our intellectual property. It may be the case that our intellectual property is already being infringed, misappropriated or otherwise violated, and infringement, misappropriation or other violations of our intellectual property may occur in the future without our knowledge. We cannot assure you that the steps we have taken to protect our intellectual property or enforce our intellectual property rights, including through patent law, will prevent unauthorized use of our intellectual property, or that others will not develop technologies similar or superior to our technology or design around our intellectual property. The difficulty and failure to identify any violations of our intellectual property rights could materially and adversely affect our business, financial condition, and results of operations and hurt our competitive advantage.

Disputes over intellectual property in our industry may cause us to become involved in costly and lengthy litigation, which could materially and adversely affect our business, financial condition, and results of operations.

The semiconductor, sensor, and AI industries have each experienced significant litigation involving patents and other intellectual property rights. From time to time, third parties, including non-practicing entities, may allege that our products, our licensors’ intellectual property, our customers’ products, or products using technologies or communications standards used in our industry infringe, misappropriate or otherwise violate such third parties’ intellectual property rights. We periodically receive, and may in the future receive, notices that claim we have infringed, misappropriated, or otherwise violated other parties’ intellectual property rights. As we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims with and without merit. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit, and some of our competitors have, and will in the future have, extensive portfolios of issued patents which could be used as the basis for such claims. The outcomes of litigation regarding intellectual property rights are inherently uncertain due to the complex issues involved. In order to successfully challenge the validity of any U.S. patent asserted against us in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate all claims of any such U.S. patent or find that our proprietary technology did not infringe all such claims. The outcomes of litigation under the laws of foreign jurisdictions are similarly uncertain. Any intellectual property claims against us, with or without merit, could be time-consuming and expensive to settle or litigate, divert the attention of our management and technical personnel or require us to enter into costly settlements or royalty or licensing agreements, if available. This risk has been amplified by the increasing presence of “non-practicing entities” or patent holding companies that seek to monetize patents they have purchased or otherwise obtained and whose sole or primary business is to assert such claims. Moreover, our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of infringement, misappropriation, or other violation. Many potential litigants, including some of our competitors and certain non-practicing entities, have the ability to dedicate substantial resources to enforcing their intellectual property rights. If such parties were to assert their intellectual property rights against us, even if we believe we would have defenses against any such assertion, there can be no assurance that any such defenses will be successful. A court of competent jurisdiction could hold that the applicable third-party patents are valid, enforceable, and infringed, which could adversely affect our ability to commercialize our proprietary and licensed technology. Any claims successfully brought against us could subject us to significant liability for damages, which could include treble damages and attorneys’ fees if we are found to willfully infringe a third party’s patent, ongoing royalty payments, and significant settlement payments, including to satisfy indemnification obligations. We may be required to temporarily or permanently cease using, selling, or manufacturing certain products, solutions, or processes. In addition, we may be required to develop or substitute non-infringing technologies, redesign affected products—which may not be commercially feasible and may require us to incur substantial cost—or enter into costly royalty or licensing agreements, which may not be available on commercially reasonable terms or at all. From time to time we engage in legal action to enforce, defend, and protect our intellectual property rights.

Any legal proceedings initiated by us to protect our intellectual property rights could also result in counterclaims or countersuits against us, including infringement allegations against our products and claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge may include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion may include an allegation that someone connected with prosecution of the patent withheld relevant material information from the United States Patent and Trademark Office (the “USPTO”), or made a materially misleading statement, during prosecution. Third parties also may raise similar invalidity claims against our patents before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. For patents and patent applications that we have licensed from third parties, we may have limited or no right to participate in the defense of such licensed patents against a challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future proprietary technologies. Such a loss of patent protection could materially and adversely impact our business, financial condition, and results of operations.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could materially and adversely affect the trading price of our Class A common stock and long-term shareholder value. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors or other third parties may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Litigation or other legal proceedings relating to intellectual property claims can be complex and could distract our technical and management personnel from their normal responsibilities. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material and adverse effect on our business, financial condition, and results of operations.

Intellectual property litigation also could force us to take specific actions, including:

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incur significant legal expenses;
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pay substantial damages to the party whose intellectual property rights we may be found to be infringing, or to our customers or end users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology, if available;

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attempt to obtain a license to the relevant intellectual property from third parties, which license may require the payment of substantial royalties or may not be available on reasonable terms or at all;
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lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;
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incur significant costs, time delays and lost business opportunities to develop alternative, non-infringing technologies or redesign solutions, which may not be successful;
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pursue legal remedies with third parties to enforce our indemnification rights, which may not adequately protect our interests; or
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enter into costly or restrictive settlement agreements with third parties.

Any potential dispute involving patents or other intellectual property could affect our customers or other licensees, which could trigger our indemnification obligations to them and result in substantial expense to us.

In any potential dispute involving patents or other intellectual property, our customers or other licensees could also become the target of litigation. Our agreements with customers and other licensees generally include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons or other liabilities relating to or arising from our solutions included in their products. From time to time we receive communications from customers or other licensees requesting indemnification for allegations brought against them by third parties, and we may incur substantial liability related to them. Large indemnity payments or damage claims from contractual breach could harm our business, financial condition, and results of operations. Some of these allegations may result in our involvement in litigation, including where we are required to defend such customers or other licensees and/or pay some or all of the costs that these parties may incur related to such litigation or claims. In addition to the time and expense required for us to supply support or indemnification to our customers, any such litigation could severely disrupt or shut down the business of our customers or other licensees, which in turn could hurt our reputation and our relations with our customers or other licensees and cause the sale of our products, or the prices of our products, to decrease. Additionally, intellectual property infringement claims against our customers or other licensees could result in restrictions on their ability to sell their products in the U.S. or other geographic regions, which could have a material and adverse effect on our business, financial conditions, and results of operations.

There is a risk that our trade secrets, know-how and other confidential or proprietary information may be stolen, used in an unauthorized manner, or otherwise misappropriated or compromised, which could materially and adversely affect our business, financial condition, and results of operations.

In addition to the protection afforded by patents, we rely on trade secret protection, contractual arrangements and copyright law, including registered and unregistered copyrights, to protect our proprietary innovations, know-how, confidential information, software, and technology that may or may not be covered by our patents. Our trade secrets, know-how, software code and other proprietary information may be stolen or otherwise misappropriated, used in an unauthorized manner, or compromised through a direct intrusion by private parties or foreign actors, including those affiliated with or controlled by state actors, through cyber intrusions into our computer systems, physical theft through corporate espionage or other means or through more indirect routes, including by joint venture partners, licensees that do not honor the terms of the applicable license, third parties with whom we entered into business negotiations or other parties reverse engineering our products, solutions, components or processes.

We generally enter into confidentiality and invention assignment agreements with our employees, contractors, and consultants and confidentiality agreements with our employees, consultants, contractors, vendors, customers, service providers, and third parties with whom we have strategic relationships. Despite the contractual provisions we employ, we cannot ensure that these agreements will be effective in controlling access to our trade secrets, proprietary technologies, or other confidential or proprietary information, or guarantee that we have entered into such agreements with all relevant persons. In addition, the need to share trade secrets, proprietary technologies, and other confidential or proprietary information as part of our business increases the risk that such trade secrets become known by our competitors or other third parties, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our trade secrets, proprietary technologies, and other confidential or proprietary information, and may not provide an adequate remedy in the event of unauthorized use or disclosure of such trade secrets, proprietary technologies, or other confidential or proprietary information. The unauthorized use or disclosure of our trade secrets, proprietary technologies, or other confidential or proprietary information, including to our competitors, could cause us to lose any competitive advantage resulting from this intellectual property, and we cannot be certain that we will have adequate remedies for any breach. Enforcing a claim that a party misappropriated or otherwise used or disclosed without authorization a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect, and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. Further, such confidentiality agreements do not prevent our competitors or others from independently developing products that are substantially equivalent or superior to ours. In addition, others may independently discover our trade secrets, and, in such cases, we may not be able to assert any trade secret rights against such parties.

We also rely on physical and electronic security measures to protect our confidential or proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our intellectual property. There is a risk that third parties may obtain and improperly utilize our confidential or proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to protect and enforce our intellectual property rights. Any of the foregoing factors could materially and adversely affect our business, financial condition, and results of operations.

If we are unable to adequately protect our trademarks and trade names, we may not be able to build name recognition in our markets of interest, and our competitive position may be harmed.

We rely on a portfolio of registered and unregistered trademarks and trade names to protect our brand and build name recognition. Our registered or unregistered trademarks or trade names in the United States and in foreign jurisdictions may be challenged, infringed, circumvented, declared generic or descriptive, lapsed or determined to be infringing on or dilutive of other marks, and our current and future trademark applications may be successfully opposed or otherwise not be allowed. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential customers. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion, making it difficult for us to compete effectively. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trade names or trademarks, including those that incorporate variations of, or that are otherwise similar to, our registered or unregistered trademarks or trade names. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, and despite such effort we may not be able to protect our rights to these trademarks and trade names, which we need in order to build name recognition among potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition, then we may not be able to compete effectively, and our business may be adversely affected.

We license our trademarks and trade names to third parties, such as distributors. Though these license agreements generally provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names, adversely affecting our business. Moreover, effective trademark protection may not be available or may not be sought in every country in which our products are made available, in every market in which we operate, and contractual disputes may affect the use of trademarks or trade names governed by private contract. Our efforts to enforce or protect our proprietary rights related to trademarks and trade names may be ineffective and could result in substantial costs and diversion of resources and could materially adversely affect our business, financial condition, and results of operations.

We may be subject to claims that our employees, consultants, or other contractors have wrongfully used or disclosed trade secrets or other confidential or proprietary information of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at other companies in our field, including our competitors or potential competitors, and some of our consultants may be or were previously engaged by such companies. Although we seek to ensure that our employees and consultants do not use the confidential or proprietary information or know-how of others in their work for us, we may in the future be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other confidential or proprietary information, of such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, be subject to temporary or permanent injunctions against our solutions or processes, or be required to obtain licenses from such third parties on unfavorable terms. In addition, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with consultants or other contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our solutions, which would have a material and adverse effect on our business, financial condition, and results of operations. Even if we are successful in defending ourselves against such claims, litigation could result in substantial costs and a diversion of resources and could be a distraction to management and technical personnel.

In addition, while it is our policy to require our employees, consultants, and other contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. In addition, the assignment of intellectual property rights pursuant to such agreements may not be self-executing, or such agreements may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have pre-existing or competing obligations to third parties, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. To the extent that our employees, consultants, or other contractors or third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Disputes about the ownership of intellectual property that we may regard as our own could materially and adversely affect our business, financial condition, and results of operations.

Some of our contracts with the U.S. government allow it to use inventions developed under those contracts and to disclose technical data to third parties.

Some of our contracts and subcontracts allow the U.S. government, or our prime contractor customers, to use, royalty-free, or have others use, inventions developed under those contracts on behalf of the government. Some of the contracts allow the federal government or higher-tier government contractors to disclose technical data or computer software developed in the performance of the agreement or delivered to the government during the performance of the agreement without constraining the recipient on how that technical data or computer software is used. The ability of third parties to use technical data or computer software (for any purposes) and patents for government purposes creates the possibility that the government could attempt to establish alternative suppliers or to negotiate with us to reduce our prices. The potential that the government may release some of the technical data or computer software without constraint creates the possibility that third parties may be able to use this technical data or computer software to compete with us, which could have a material adverse effect on our business, financial condition, and results of operations.

The use of open source software in our products, processes, and technology may expose us to additional risks and compromise our proprietary intellectual property.

Our products, processes, and technology sometimes utilize and incorporate software that is subject to an open source license, and we expect to continue to use open source technology in the future. Open source software is typically freely accessible, usable, and modifiable. Certain open source software licenses, such as the GNU General Public License, require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software or may otherwise subject us to unfavorable conditions. For example, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on unfavorable terms or at no cost. This can subject previously proprietary software to open source license terms.

While we document and monitor the use of open source software in our products, processes, and technology and try to ensure that no open source software is used in a way as to require us to disclose the source code to the related product, processes or technology when we do not wish to do so, such use could inadvertently occur. We may face allegations from others seeking to enforce the terms of an open source license, including by demanding release of the open source software, derivative works thereof, or modifications of our proprietary source code that were developed using such open source software, or demanding access to our software free of charge or on other unfavorable terms. Such allegations could also result in litigation. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products, processes, or technology, we could, under certain circumstances, be required to disclose the source code to our products, processes or technology. Further, the terms of many open source licenses are ambiguous and have not been interpreted by U.S. or foreign courts. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products, processes, or technology. In such an event, we may be required to seek licenses from third parties to continue commercially offering our products, processes, and technology, to make our proprietary code generally available in source code form, or to re-engineer or discontinue our products, processes, or technology. In addition, the use of open source software may entail greater technical and legal risks than those associated with the use of third-party commercial software, as open source licensors generally do not provide support, warranties, controls on origin of the software, indemnification, or other contractual protections regarding infringement claims or the quality of the code, including the existence of security vulnerabilities. Many of the risks associated with usage of open source software, such as the lack of warranties or assurance of title, cannot be eliminated and could, if not properly addressed, negatively affect our business. To the extent that our products, processes, and technology depend upon the successful and secure operation of the open source software we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our software, delay the introduction of new technological capabilities, result in a failure of our technologies, and injure our brand and reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks. Any of the foregoing could harm our intellectual property position and our business, financial condition, and results of operations.

Uncertain risks relating to the adoption, use or application of emerging technologies, including AI, by our customers and in our business, could materially and adversely impact our business, financial condition, and results of operations and result in reputational harm and liability.

We use, and expect to continue to use, AI, machine learning and automated decision-making technologies, including proprietary AI and machine learning algorithms and models, (collectively, “AI Technologies”) throughout our business, and are making significant investments in this area. For example, we use AI Technologies to develop software that is used internally and deployed in our products, and to generate synthetic data for AI model development and maintenance. We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or financial profile.

In particular, if the models underlying our proprietary AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats, data privacy concerns or material performance issues, the performance of our products, services and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

We are in varying stages of development in relation to our products and internal business processes involving AI Technologies. The continuous development, maintenance, and operation of our AI Technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. For instance, the models underlying AI Technologies can experience decay (also known as “model drift”) in which their performance and accuracy decrease over time without further human intervention to correct such decay. In addition, certain of the data that we use in developing our AI Technologies is licensed or acquired from third parties, and we are dependent upon our ability to obtain necessary data licenses or other permissions within appropriate time frames and on commercially reasonable terms, and such third parties’ assurances that such data was obtained and provided to us lawfully. Our data suppliers may withhold their data from us in certain circumstances, for example: if there is a competitive reason to do so; if we breach our contract with a supplier; if they are acquired by one of our competitors; or if new laws or case law restrict the use or dissemination of the data they provide. Additionally, we could terminate relationships with our data suppliers if they fail to adhere to our data quality, vendor or other standards. If a substantial number of data suppliers were to withdraw or withhold their data from us, or if we sever ties with our data suppliers based on their inability to meet our standards, our ability to provide products and services to our customers and our revenue prospects, could be materially adversely impacted. In addition, where we collect data used in developing our AI Technologies ourselves, we may fail to obtain all necessary permissions to utilize such data for such purposes. To the extent that we do not have sufficient rights to use the data used to train and develop our AI Technologies, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party data privacy rights. Plaintiffs may file litigation or administrative or adversarial actions relating to the training or development of our AI Technologies, which may adversely affect our business, financial condition, and ability to use our AI Technologies.

With respect to our products or services that incorporate AI Technologies, the market for such products and services is rapidly evolving and unproven in many industries, including our own, and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with our services or products may be inaccurate. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. In addition, market acceptance and consumer perceptions of products and services that incorporate AI Technologies are uncertain. Our failure to successfully develop and commercialize our products or services involving AI Technologies could depress the market price of our Class A common stock and impair our ability to: raise capital; expand our business; provide, improve and diversify our product offerings; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.

We may not be successful in our ongoing development and maintenance of our products and services that incorporate AI Technologies in the face of novel and evolving technical, reputational, and market factors. Our efforts to develop proprietary AI models could increase our operating costs. Our ability to develop proprietary AI models may be limited by our access to processing infrastructure or training data, and we may be dependent on third-party providers for such resources. If we do not continue to invest resources to develop and support our AI Technologies, we may fall behind technological developments and evolving industry standards, which would likely harm our ability to compete. Further, we face significant competition from other companies in our industry in relation to the development and deployment of AI Technologies. Those other companies may develop AI Technologies that are similar or superior to ours and/or are more cost-effective and/or quicker to develop, deploy and maintain. Any inability to develop, offer or deploy new AI Technologies as effectively, as quickly and/or as cost-efficiently as our competitors could have a materially adverse impact on our operating results, customer relationships and growth.

Our proprietary AI Technologies are currently made available via commercial and bespoke license agreements to third parties that can use this technology in their own products and services. We may also make such AI Technologies available to third parties via open source licenses. We may not have insight into, or control over, the practices of third parties who may utilize such AI Technologies. As such, we cannot guarantee that third parties will not use such technologies for improper purposes, including through the dissemination of illegal, inaccurate, defamatory or harmful content, intellectual property infringement, misappropriation, or other violation, furthering bias or discrimination, cybersecurity attacks, unlawful processing of personal information or other data privacy violations, or to develop competing technologies, or that the measures we implement to prevent such improper use will be effective. Such improper use by any third party could materially and adversely affect our business, financial condition, and results of operations in addition to our reputation and the reputations of our customers, or subject us to legal liability.

In addition to our proprietary AI Technologies, we use AI Technologies licensed from third parties in our technologies and our ability to continue to use such technologies at the scale we need may depend on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered, deprecate the functionality of such AI Technologies, or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third-party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

In particular, we incorporate generative AI Technologies (i.e., AI Technologies that can produce and output new content, software code, data, and information) into our internal business practices. There is a risk that generative AI Technologies we use could produce, or be perceived to produce, inaccurate or misleading content or other discriminatory or unexpected results or behaviors, such as hallucinatory behavior that can generate irrelevant, non-sensical or factually incorrect results or other errors, all of which could harm our reputation, business, or customer relationships. While we take measures designed to ensure the accuracy of such AI-generated content, those measures may not always be successful, and in some cases, we may need to rely on end users to report such inaccuracies. While some providers of AI Technologies offer to indemnify their end users for any copyright or other intellectual property infringement claims arising from the output of their AI Technologies, such protections may not be sufficient to enable us to, and we may otherwise not be able to, adequately recover our losses in connection with such claims.

In addition, if any of our employees, contractors, consultants, vendors, or service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure or incorporation of our confidential information into publicly available training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect, and enforce our intellectual property or other proprietary rights, harming our competitive position and business.

As the utilization of AI Technologies becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, and competitive issues, among others. We expect that our incorporation of AI Technologies in our business will require additional resources, including the incurrence of additional costs, to develop and maintain our products, solutions, and features to minimize potentially harmful or unintended consequences, to maintain or extend our competitive position, and to address any ethical, reputational, technical, operational, or regulatory issues which may arise as a result of any of the foregoing. As a result, the challenges presented with our use of AI Technologies could adversely affect our business, financial condition, and results of operations.

AI Technologies are subject to evolving legal regimes that may adversely affect our intellectual property rights in our AI Technologies or other intellectual property we develop using AI Technologies, which could materially and adversely affect our business, financial condition, and results of operations.

A number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems and relevant system input and outputs. If we fail to obtain protection for the intellectual property rights concerning our AI Technologies, or intellectual property developed using AI Technologies, or later have such intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our business, reputation, and financial condition. Other parties also may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our own AI Technologies.

We may experience difficulties in enforcing intellectual property rights in output generated by AI Technologies, including tools provided by third parties that we use to develop or assist in the development of our own software code, proprietary data, or other materials. The United States Copyright Office has previously denied copyright protection for content generated by AI Technologies, and the USPTO has similarly stated that an AI tool cannot be an “inventor” of a patent, rendering it impossible to obtain patent protection for inventions created solely by AI Technologies. In addition, while use of such tools makes our development process more efficient, AI Technologies have sometimes generated content that is “substantially similar” to proprietary or open source code on which the AI tool was trained. If the AI Technologies we use generate code that is too similar to other proprietary code or other copyrighted material, or to software processes that are protected by patent, we could be subject to intellectual property infringement claims. We may also not be able to anticipate and detect security vulnerabilities in such AI generated software code. If our tools generate code that is too similar to open source code, we risk losing protection of our own proprietary code that is commingled with such code. To the extent we use third-party AI Technologies to develop software code or other materials, the terms of use for these tools may state that the third-party provider retains rights in the generated code or materials, which may adversely impact our ability to enforce the intellectual property rights therein, including by permitting our competitors and other third parties to use these or similar code and materials.

The AI industry is subject to complex, evolving regulatory, statutory, and other requirements that may be difficult and expensive to comply with, which could negatively impact our and our customers’ use, or the broad-based adoption of, AI and, as a result, our business.

The regulatory framework for AI Technologies is rapidly evolving. Already, certain existing legal regimes (e.g., relating to intellectual property, data privacy, cybersecurity, consumer protection, and export controls) regulate certain aspects of AI Technologies, and many federal, state, and foreign government bodies and agencies have enacted or are currently considering additional laws and regulations governing AI. Additionally, existing laws and regulations may be interpreted or enforced in ways that would affect the use of our AI Technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot predict the impact future laws, regulations or standards, or the market perception of their requirements, may have on our business or how we will respond to these laws or regulations.

For example, in August 2024, the EU began implementing the Artificial Intelligence Act (the “EU AI Act”), which establishes broad obligations for the development and use of AI-based technologies in the EU based on their potential risks and level of impact. The EU AI Act establishes, among other things, a risk-based governance framework for regulating AI systems operating in the European Union. This framework would categorize AI systems, based on the risks associated with such AI systems’ intended purposes, as creating unacceptable or high risks, with all other AI systems being considered low risk. The EU AI Act includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and provides for fines of up to the greater of €35 million or 7% of worldwide annual turnover for violations.

In the United States, the AI regulatory environment is complex and uncertain. At the federal level, Congress has yet to enact meaningful AI legislation. Instead, federal policy on AI has been shaped by a series of executive orders that have shifted priorities and requirements substantially depending on the administration in power. In October 2023, President Biden issued an Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence, which emphasized AI safety and security and addressed topics such as civil rights, privacy, consumer protection, and accountable federal use of AI. In January and July 2025, President Trump issued executive orders on AI, shifting the focus towards removing regulatory barriers to the adoption of AI Technologies and accelerating AI deployment. In the absence of federal AI legislation, states have filled the void by enacting laws regulating different aspects of AI Technologies. Recently, states have advanced, and in some cases passed, a number of laws focusing on AI governance and regulation. At the federal level, the Trump administration has endorsed a moratorium on the enforcement of state AI laws, including through a December 11, 2025 executive order on “Ensuring a National Policy Framework for Artificial Intelligence.” So far, these efforts have not been successful at fully curtailing state action on AI regulation, contributing to a complicated legislative patchwork, which may be litigated in state and federal courts. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions.

It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including intellectual property, competition, antitrust, data privacy, cybersecurity, export control, and consumer protection laws, may be interpreted or enforced in ways that would limit our ability to use AI Technologies for our business, or require us to change the way we use AI Technologies in a manner that negatively affects the performance of our products, services, and business and the way in which we use AI Technologies, including by delaying or halting the deployment of products incorporating AI Technologies. If we develop or use AI Technologies that are governed by certain of these laws or regulations, we will need to meet higher standards of data quality, transparency, and human oversight, and we would need to adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. We may need to expend resources to adjust our products or services in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations or decisions and/or guidance interpreting existing laws, or to adjust our business plans based on changes to how such laws are enforced, including adapting to loosened regulation to remain competitive, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Such an increase in operating expenses could materially and adversely affect our business, financial condition, and results of operations. In addition, if we fail or are perceived to fail to comply with these laws and regulations, we may face lawsuits (including class actions), investigations, enforcement actions, negative reputational impacts and other penalties that materially impact our business.

Compliance with ever-evolving federal, state, and foreign laws and other requirements relating to the processing of information about individuals necessitates significant expenditure and resources, and any failure by us or our vendors to comply with such laws and other requirements may result in significant liability, negative publicity and/or an erosion of trust, which could materially adversely affect our business, financial condition, and results of operations.

In connection with running our business, we receive, store, use, and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”), including from and about actual and prospective customers/users, as well as our employees and business contacts. We also depend on a number of third-party vendors in relation to the operation of our business, a number of which process Personal Information on our behalf.

We and our vendors are subject to a variety of federal, state, and foreign data privacy laws, rules, regulations, industry standards, and other requirements, including those that apply generally to collection, sharing, use, retention, disclosure, security, transfer, storage, and other processing of Personal Information, and those that are specific to certain industries, sectors, contexts, or locations. These requirements and their application and interpretation are constantly evolving, and it is possible that new laws, regulations, and other requirements, or amendments to or changes in interpretations of existing laws, regulations, and other requirements, may come into effect, any of which may require us to incur significant costs, implement new processes, or change our processing of information and business operations, which could ultimately hinder our ability to grow our business by extracting value from our data assets. The validity of various data transfer mechanisms we currently rely upon remains subject to legal, regulatory, and political developments globally, which may require us to adapt our existing arrangements. Ensuring compliance with such requirements may increase operating costs, impact our data processing practices and policies and the development of new products and reduce operational efficiency, any of which could adversely affect our business, financial condition, and results of operations.

For example, in the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy issues, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. Moreover, while we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, rules, regulations and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability, or adverse publicity relating to data privacy and data security. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. If our public statements about our use, collection, disclosure, and other processing of personal information, whether made through our privacy policies, information provided on our website, press statements or otherwise, are alleged to be deceptive, unfair or misrepresentative of our actual practices, we may be subject to potential government or legal investigation or action, including by the Federal Trade Commission or applicable state attorneys general.

In addition, in recent years, certain states have adopted or modified data privacy and security laws and regulations that may apply to our business. For example, the California Consumer Privacy Act (the “CCPA”) requires businesses that process personal information of California residents to, among other things: provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information; receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt-out of certain disclosures of their personal information; and enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. The CCPA also broadly defines personal information, gives California residents privacy rights and protections, and provides for civil penalties and statutory damages for violations and a private right of action for certain data breaches. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation.

The enactment of the CCPA is prompting a wave of similar legislative developments in other states in the United States, creating a patchwork of overlapping but different state laws. For example, since the CCPA went into effect, comprehensive privacy statutes that share similarities with the CCPA are now in effect and enforceable in numerous states, and will soon be enforceable in several other states as well. Similar laws have been proposed or are under consideration in many other states and at the federal level.

Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

In 2024, the National Security Division of the U.S. Department of Justice (the “DOJ”) issued a final rule implementing Executive Order 14117 and establishing what is referred to as the “Data Security Program” (the “Data Security Program”). The Data Security Program is aimed at preventing access to “bulk U.S. sensitive personal data” and “government-related data” by “countries of concern” (currently China (including Hong Kong and Macau), Russia, Iran, North Korea, Cuba and Venezuela) and “covered persons” (as all such terms are defined in the Data Security Program). The Data Security Program became effective on April 8, 2025 and is fully enforceable as of July 9, 2025. The Data Security Program imposes stringent compliance obligations on companies within its scope and prohibits or restricts “covered data transactions” that grant countries of concern or covered persons access to bulk U.S. sensitive personal data or any amount of government-related data. Because the Data Security Program is new, complex and has yet to be enforced, there is significant uncertainty regarding its applicability, scope, and requirements. There can be no assurance that our interpretation of the Data Security Program is correct, complete, or consistent with how the DOJ may ultimately interpret or enforce it. Compliance with the Data Security Program may require us to invest heavily in data security infrastructure and compliance measures, such as implementing and complying with the Cybersecurity and Infrastructure Security Agency’s guidelines and other burdensome recordkeeping, reporting, and auditing requirements. It may also require us to implement new processes, stop or restrict certain data transfers, alter the geographic scope of our operations, cease doing business with certain third parties or using certain tools or vendors, or change how data flows throughout our business, any of which could materially impact our business operations or hinder our ability to grow our business. Finally, non-compliance with the Data Security Program could result in significant civil or criminal penalties, which could materially adversely affect our business, financial condition, and results of operations.

Moreover, as a contractor to the Department of War (“DoW”), we are contractually required to protect “controlled unclassified information” and comply with the DoW’s cybersecurity requirements, including the security controls specified in the National Institute of Standards and Technology Special Publication 800-171 (“NIST SP 800-171”). Additionally, the DoW has finalized a rule requiring contractors to obtain Cybersecurity Maturity Model Certification (“CMMC”), with a phased rollout that will be completed by November 2028. CMMC incorporates the requirements of NIST SP 800-171 and will require all contractors to, depending on the type and sensitivity of the information handled and the type of contract, perform a self-assessment or receive specific third-party certifications. We will also be required to go through a CMMC recertification or new self-assessment process periodically. In addition, any obligations that may be imposed on us under the CMMC may be different from or in addition to those otherwise required by applicable laws and regulations, which may cause additional expense for compliance. Any failure to comply with the DoW’s cybersecurity requirements could restrict our ability to bid for, be awarded, and perform on DoW contracts, which could materially and adversely affect our business, financial condition, and results of operations. Failure to comply with these requirements may also subject us to bid protest challenges for the award of new contracts or False Claims Act allegations claiming damages to the government based on such non-compliance. Furthermore, in Europe, the EU General Data Protection Regulation (the “EU GDPR”) and the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (the “UK GDPR”) impose stringent requirements for processing personal data of individuals within the European Economic Area (the “EEA”) and UK or in the context of activities within the EEA and the UK. The processing of sensitive personal data, such as health conditions, may impose heightened compliance burdens under the EU GDPR and UK GDPR. In addition, the EU GDPR and UK GDPR provide for breach reporting requirements, more robust regulatory enforcement, and greater penalties for non-compliance than previous data protection laws, including fines of up to €20 million / £17.5 million or 4% of a non-compliant company’s global annual revenue for the preceding financial year, whichever is greater. Further, the UK has adopted reforms to its data privacy and cybersecurity legal framework in its Data Use and Access Act 2025, which became law on June 19, 2025 and will introduce significant changes from the EU GDPR, which may lead to additional compliance costs and could increase overall risk exposure as businesses may no longer be able to take a unified approach across the EEA and the UK and may need to amend their processes and procedures to align with the new framework. Implementing mechanisms to endeavor to ensure compliance with the EU GDPR and the UK GDPR may be onerous and expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related uncertainty.

Among other requirements, the EU GDPR and UK GDPR regulate transfers of personal data to third countries outside the EEA or the UK, respectively, that have not been found to provide an adequate level of protection for such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA or UK, as applicable, and certain other jurisdictions, including the United States and China, remains uncertain. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue, and there is no guarantee that we can satisfy or rely on these measures to lawfully transfer personal data to the United States or other jurisdictions. In particular, transfers to the United States, China, and other jurisdictions that have not received an adequacy finding from the European Commission or the UK government will continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to international data transfers continue to develop, we could suffer additional costs, complaints, and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms under the EU GDPR and UK GDPR and/or take additional compliance and operational measures; and/or it could otherwise affect the manner in which we operate our business, and could adversely affect our business, financial condition, and results of operations.

The laws, rules, and regulations relating to data privacy and data security are in some cases relatively new, the interpretation and application of these laws are uncertain, and we cannot ensure that our data privacy and data security policies and practices will be sufficient to protect us from claims, proceedings, liability, or adverse publicity relating to data privacy or our processing of Personal Information. Many of these laws and regulations are subject to change and their application may vary significantly across jurisdictions. Compliance may require us to modify our policies, procedures, and controls and increase our compliance costs and operational complexity. Any failure or perceived failure by us to comply with data privacy and data security laws, rules, regulations, industry standards, and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. Adverse legal rulings, legislation, or regulations related to such data privacy matters may also result in orders requiring that we change our practices, which could have an adverse effect on our products, services, and business. If any of these events were to occur, our business, financial condition, and results of operations could be materially adversely affected.

We and our third-party providers may experience cybersecurity incidents or related risks which may result in damage to our brand and reputation, material financial penalties, and legal liability, which could in turn materially adversely affect our business, financial condition, and results of operations.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services, including but not limited to cloud computing services. We and certain of our third-party providers collect, maintain, and process data about customers, employees, business partners, and others, including information about individuals, as well as intellectual property, proprietary, and other confidential information belonging to or otherwise used in our business such as trade secrets (collectively, “Confidential Information”).

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity, operation, and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers, and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance or negligence by insiders, human or technological error, and as a result of malicious code embedded in open-source software or misconfigurations, bugs, or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT Systems, products, or services. The confidentiality, integrity, operation, and availability of our IT Systems and Confidential Information may also be adversely impacted by disruptions, failures, service outages, server malfunctions, software and hardware failure, or defective software or hardware updates, and other events that could have a serious impact on us. Because we make extensive use of third-party suppliers and service providers, such as cloud service providers that support our internal and customer-facing operations, successful cyberattacks, or other incidents that disrupt or result in unauthorized access to third-party IT Systems may materially impact our operations and financial results. If these third parties fail to adopt or adhere to adequate security practices, or their systems or networks are breached in the manner described above, our Confidential Information may be improperly accessed, used, or disclosed to unauthorized recipients, which can materially impact our business, financial condition, and results of operations and can result in legal liabilities, reputational harm, and additional compliance obligations. Moreover, we have acquired and continue to acquire companies with cybersecurity vulnerabilities and/or unsophisticated security measures, which exposes us to significant cybersecurity, operational, and financial risks. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. Additionally, any integration of AI Technologies in our or any service providers’ operations, products, or services is expected to pose new or unknown cybersecurity risks and challenges. Because our products and services are integrated with our customers’ systems and processes, any circumvention or failure of our cybersecurity defenses or measures could compromise the confidentiality, integrity, and availability of our customers’ own IT Systems and/or Confidential Information.

Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools, including AI Technologies, that circumvent security controls, evade detection, and remove forensic evidence. As we continue to use and integrate advanced technologies, including AI systems and models, into our operations, products, and services, our exposure to cybersecurity incidents may increase, particularly as threat actors also try to adopt and deploy AI-enabled tools to identify vulnerabilities, generate new attack surfaces and methods, evade detection, and compromise systems or data. As a result, we and our third-party vendors may be unable to detect, investigate, remediate, or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information, or business. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls, or procedures, or the programs maintained by our third-party vendors, will be fully implemented, complied with, or effective in promptly or effectively detecting, containing, or remediating cybersecurity attacks or other security incidents and protecting our IT Systems and Confidential Information. While we generally perform cybersecurity due diligence on our key vendors, because we do not control our vendors and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any Confidential Information we share with them. Due to applicable laws and regulations or contractual obligations, we may also be held responsible for cyberattacks, data breaches, data losses, and other security incidents attributed to our vendors as they relate to the information we share with them. Furthermore, given the nature of complex systems, software, and services like ours, and the scanning tools that we deploy across our networks and products, we regularly identify and track security vulnerabilities, but we are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor. Our efforts to investigate, mitigate, contain, and remediate the harm caused by a significant disruption in, or unauthorized access to, our IT Systems or those of third parties that we utilize in our operations may be costly and time-consuming and may not be successful, and we may make errors or fail to take necessary actions.

We and our third-party providers experience cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. Any adverse impact to the availability, integrity, operation, or confidentiality of our IT Systems or Confidential Information may result in legal claims or proceedings (such as class actions), regulatory investigations, and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation, and future compliance costs. Any or all of the foregoing could materially adversely affect our business, financial condition, and results of operations, compromise our Confidential Information, and result in legal liabilities, increases to our insurance premiums, reputational harm, and erosion of our competitive position. Finally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition, results of operations and reputation.

Risks Related to Our Class A Common Stock and this Offering

There has been no prior public market for our Class A common stock and an active trading market may never develop or be sustained.

Prior to this offering, there has been no public market for our Class A common stock. Although we intend to apply to have our Class A common stock listed on the Nasdaq Global Market, an active trading market for our Class A common stock may never develop following completion of this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling shares of our Class A common stock and enter into strategic partnerships or acquire other complementary products, technologies or businesses by using shares of our Class A common stock as consideration. Furthermore, although we intend to apply to have our Class A common stock listed on the Nasdaq Global Market, even if listed, there can be no guarantee that we will continue to satisfy the continued listing rules of the Nasdaq Stock Market LLC (“Nasdaq”). If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our common stock.

We expect that the price of our Class A common stock will fluctuate substantially, and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our Class A common stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our Class A common stock following this offering. In addition, the market price of our Class A common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

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our operating and financial performance and prospects;
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announcements by us, our customers, competitors, suppliers, or distributors regarding business, financial performance, prospects, significant contracts, price reductions, new products, or technologies, strategic relationships, acquisitions, dispositions, capital commitments, government awards, or changes in government spending;
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guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

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changes in preference of our customers and our market share;
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changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;
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imposition of trade or similar sanctions by the United States or the PRC and other countries in which we operate or do business;
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changes in accounting principles;
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future sales of our Class A common stock or other securities (or the anticipation of such events), short-interest in our Class A common stock and the depth and liquidity of the market for our Class A common stock;
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conversions of shares of Class B common stock into shares of Class A common stock;
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investor perception of us and the industry and markets in which we operate;
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our inclusion in, or removal from, any equity market indices;
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changes in earnings estimates or buy/sell recommendations by analysts;
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whether or not we meet earnings estimates of analysts who follow our company;
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additions or departures of key management personnel;
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general financial, domestic, international, economic, industry, and other market trends or conditions; and
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other events or factors, including those resulting from IT System failures and disruptions, natural disasters, pandemics, war, acts of terrorism, or responses to these events.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following this offering. If the market price of shares of our Class A common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Insiders have substantial influence over us and will be able to influence corporate matters.

As of August 31, 2026, after giving effect to the Preferred Stock Conversion, the Common Stock Reclassification, and the Class B Stock Exchange, our directors, executive officers and stockholders holding more than 5% of our outstanding common stock, and their affiliates held in the aggregate % of the voting power of our outstanding capital stock and our Founders and certain trusts for the benefit of our Founders and their family members will hold an aggregate of % of the voting power. As a result, these stockholders are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit stockholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

The dual-class structure of our common stock has the effect of concentrating voting power with our Founders and certain trusts for the benefit of our Founders and their family members, who will hold in the aggregate % of the voting power of our capital stock following the offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Class A common stock, which is the stock that is being sold in this offering, has one vote per share, and our Class B common stock has ten votes per share. Following this offering, based on the number of shares outstanding on August 31, 2026, the holders of our outstanding Class B common stock will beneficially own % of our outstanding capital stock and hold % of the voting power of our outstanding capital stock (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock). Assuming the exercise of all stock options to purchase shares of Class B common stock outstanding as of August 31, 2026 and the settlement of all RSUs covering Class B common stock outstanding as of such date, without regard to any vesting conditions, the holders of our outstanding Class B common stock will beneficially own % of our outstanding capital stock and hold % of the voting power of our outstanding capital stock (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock). See the sections titled “Description of Capital Stock” and “Principal Stockholders” for additional information. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a significant percentage of the combined voting power of our common stock and therefore will be able to significantly influence all matters submitted to our stockholders for approval for the foreseeable future, and may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated influence will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions. Each share of our Class B common stock is convertible at any time at the option of the Class B holder into one share of Class A common stock. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting power as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock. In addition, the conversion of Class B common stock to Class A common stock would dilute holders of Class A common stock, including holders of shares purchased in this offering, in terms of voting power within the Class A common stock. In addition, any future issuances of common stock would be dilutive to holders of Class A common stock.

We cannot predict the effect our dual-class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers, such as S&P Dow Jones, have restrictions on including companies with multiple-class share structures in certain of their indices, including the S&P 500. Accordingly, the dual-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices may not invest in our Class A common stock.

In addition, several stockholder advisory firms and large institutional investors have been critical of the use of multi-class structures. Such stockholder advisory firms may publish negative commentary about our corporate governance practices or our capital structure, which may dissuade large institutional investors from purchasing shares of our Class A common stock.

These actions could make our Class A common stock less attractive to other investors and may result in a less active trading market for our Class A common stock.

We are an “emerging growth company” and the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) we will not be required to hold non-binding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. As such, while we are an “emerging growth company” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.

We may remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the Securities and Exchange Commission (the “SEC”) and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Class A common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may decline or become more volatile.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing shares of our Class A common stock in this offering will pay a price per share that substantially exceeds the as adjusted net tangible book value per share of our Class A common stock. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $ per share, representing the difference between our assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our as adjusted net tangible book value per share as of June 30, 2026. To the extent outstanding options or rights to purchase shares of our Class A common stock are exercised, new investors may incur further dilution. See “Dilution.”

Future sales, or the perception of future sales, of our Class A common stock or rights to purchase our common stock, including pursuant to our equity incentive plans, or other equity securities or securities convertible into our common stock, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our Class A common stock to decline.

After this offering, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We may issue additional securities following the closing of this offering. In the future, we may sell Class A common stock, convertible securities, or other equity securities, including preferred securities, in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue shares of Class A common stock to employees, consultants, and directors pursuant to our equity incentive plans. If we sell Class A common stock, convertible securities, or other equity securities in subsequent transactions, or Class A and/or Class B common stock is issued pursuant to equity incentive plans, investors may be materially diluted. New investors in subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our Class A common stock.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our Class A common stock. Immediately after this offering, we will have outstanding shares of Class A common stock and shares of Class B common stock, based on the number of shares of common stock outstanding as of June 30, 2026. This includes the shares of Class A common stock that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. Substantially all of the remaining shares are currently restricted, subject to certain exceptions, as a result of 180-day lock-up agreements or market standoff provisions (which may be waived, with or without notice, by Citigroup Global Markets Inc., BofA Securities, Inc. and UBS Securities LLC) but will be able to be sold beginning 180 days after this offering, unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act, provided that, pursuant to certain exceptions to the lock-up agreements and market standoff provisions, certain shares of our Class A common stock will be eligible for sale in the open market during the lock-up period in sell-to-cover transactions in order to satisfy tax withholding obligations in connection with the settlement of RSUs. Pursuant to such exceptions, we estimate approximately million shares may be sold in the open market during the 180-day lock-up period, with approximately million shares being sold on or around each of the following dates: , in connection with such tax withholding obligations (based on an estimated weighted average tax withholding rate of %). We also intend to register all shares of Class A common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements and market standoff provisions referred to above.

We may issue our shares of Class A common stock or securities convertible into our Class A common stock from time to time in connection with financings, acquisitions, investments, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our Class A common stock to decline.

In addition, any downward pressure on the price of our Class A common stock as stockholders sell shares of our Class A common stock, or the prospect of such shares being sold, could encourage short sales by others and place further downward pressure on the price of our Class A common stock.

We will have broad discretion in the use of proceeds of this offering.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Accordingly, investors in this offering have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

We expect to incur significant additional costs as a result of being a public company, which may materially and adversely affect our business, financial condition, and results of operations.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the Exchange Act, as well as the rules of Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may materially and adversely affect our business, financial condition, and results of operations.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting and any failure to maintain the adequacy of this internal control may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

To comply with the requirements of being a public company, we will need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls when we become subject to this requirement could negatively affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our Class A common stock could decline. In addition, if we are unable to continue to meet these requirements, we may be unable to remain listed on Nasdaq.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the JOBS Act, depending on whether we choose to rely on exemptions set forth in the JOBS Act.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions provide, among other things, for the following:

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our dual-class common stock structure, which provides holders of our Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding capital stock;
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a classified board of directors with staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
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no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
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the exclusive right of our board of directors to establish the size of the board of directors and to appoint a director to fill a vacancy, however occurring, including by expanding the board of directors;
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the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights or preferences, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
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the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;
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a supermajority voting requirement to amend certain provisions in our amended and restated certificate of incorporation and any provisions in our amended and restated bylaws;
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a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
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the requirement that a special meeting of stockholders may be called only by a majority of our board of directors then in office, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us; and
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the limitation of liability of, and provision of indemnification to, our directors and officers.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules, and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof. The powers, preferences, and rights of these additional series of preferred stock may be senior to or on parity with our Class A common stock, which may reduce its value.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action, suit, or proceeding brought on our behalf; any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders; any action, suit, or proceeding arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended from time to time); or any action, suit, or proceeding asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to claims brought to enforce any liability or duty created solely by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees, and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus.

These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated bylaws. These provisions may present risks to shareholders, including the increased costs to bring a claim and they may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. As a result, these provisions may discourage lawsuits against us and our directors, officers, and employees. In addition, there is uncertainty as to whether a court would enforce these provisions. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving actions in other jurisdictions, which could harm our business, financial condition, and results of operations.

Because we may not pay any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, may be your sole source of gain.

We have never declared or paid any cash dividends on our common stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, our ability to pay dividends on our common stock is currently limited by the terms of the 2024 Term Loan and 2024 Seller Note and may be further restricted by the terms of any future debt or preferred securities. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our Class A common stock.

Securities analysts or others may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our Class A common stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts or others who may publish information about us. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us. In addition, we may be the target of short sellers who could publish negative opinions, allegations, or other information which, even if true, could harm our reputation and have the effect of depressing the price of our Class A common stock.

SPECIAL NOTE REGARDING FORWARD‑LOOKING STATEMENTS

This prospectus contains forward‑looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth, are forward‑looking statements. In some cases, you can identify forward‑looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward‑looking statements contained in this prospectus include, but are not limited to, statements about:

•
our expectations regarding our revenue, losses, expenses, gross margins, and other operating results;
•
our ability to achieve and maintain profitability;
•
future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;
•
the sufficiency of our cash and cash equivalents to meet our liquidity needs and service our indebtedness;
•
our ability to effectively manage our growth;
•
our ability to expand into new end markets and otherwise execute our business strategy;
•
our ability to leverage the acquisition of our sensors business and other mergers and acquisitions;
•
our platform strategy of combining sensors, neural processors, and AI models;
•
our ability to achieve design wins and commercialize our research and development efforts;
•
the pace at which device manufacturers will adopt on-device AI capabilities in their products and the extent to which these trends will translate into design wins, production ramps, and commercial deployments;
•
our expectations regarding the extent to which our AI software models and tools will be bundled with our NDPs;
•
real or perceived quality issues with our products or other issues that adversely affect our brand and reputation;
•
our ability to acquire new customers and successfully retain existing customers;
•
consumer preferences and acceptance of AI-enabled physical devices;
•
our ability to compete effectively with existing competitors and new market entrants;
•
our ability to maintain and manage our manufacturing operations and facilities;
•
our ability to procure sufficient materials on a timely basis and at acceptable costs, and the impact of supply chain disruptions;
•
our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;
•
the financial condition of, and our relationships with, our customers, third-party suppliers and foundries, developers, and licensors;
•
the AI industry generally, including Physical AI;
•
the sensor industry generally, including the digital and analog sensor sectors;
•
the growth rates of the markets in which we operate;
•
the cyclical nature of the semiconductor industry;

•
the size of the total addressable market for our Physical AI platform and the related growth rates;
•
the impact of adverse economic and political conditions and geopolitical events, including wars;
•
the impact of climate change and natural disasters;
•
the impact of laws and regulations, including the complex, evolving requirements that regulate AI;
•
the impact of legal proceedings, claims, and investigations to which we are currently subject in the ordinary course of business;
•
our ability to protect our intellectual property rights;
•
our exposure to cybersecurity risks and incidents; and
•
our expected use of proceeds from this offering.

We caution you that the foregoing list does not contain all of the forward‑looking statements made in this prospectus.

You should not rely upon forward‑looking statements as predictions of future events. We have based the forward‑looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. Although we believe that we have a reasonable basis for each forward‑looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward‑looking statements will be achieved or occur at all. The outcome of the events described in these forward‑looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward‑looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward‑looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward‑looking statements.

The forward‑looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward‑looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward‑looking statements, and you should not place undue reliance on our forward‑looking statements. Our forward‑looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward‑looking statements in this prospectus with these cautionary statements.

MARKET AND INDUSTRY DATA

This prospectus contains estimates, projections, and other information concerning our industry and our business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. Forecasts and other forward‑looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward‑looking statements in this prospectus. See the section titled “Special Note Regarding Forward‑Looking Statements” for additional information.

Among others, we refer to the following industry sources:

•
Gartner, Inc. (“Gartner®”), Forecast: Semiconductors and Electronics, Worldwide, 2024-2030, 2Q26, Rajeev Rajput et al., 26 June 2026, Revenue basis;
•
Gartner, Inc. (“Gartner®”), Forecast: AI Processing Semiconductors, Worldwide, 2024-2030, 2Q26; and
•
Next Move Strategy Consulting, TinyML Market by Component (Hardware, Software, and Services), by Deployment (On-premise and On-cloud), and by End-User (Consumer Electronics, Healthcare, Manufacturing, Automotive, Aerospace & Defense, Agriculture, Energy & Utility, and Others) – Global Opportunity Analysis and Industry Forecast 2024-2035.

The Gartner content described herein, (the “Gartner Content”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Content are subject to change without notice.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price per share of $ , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $ million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $ million, assuming that the initial public offering price per share remains at $ , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to fund our operations, create a public market for our Class A common stock, facilitate our future access to the public equity markets, and increase awareness of our company among potential partners. We currently intend to use the net proceeds from this offering to repay amounts outstanding under our 2024 Seller Note, working capital, research and development activities, and for general corporate purposes, including general and administrative matters, and capital expenditures. We also may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

Pending their use, we intend to invest the net proceeds from this offering in a variety of capital-preservation investments, including short- and intermediate-term investments, interest-bearing investments, investment-grade securities, government securities, and money market funds.

The 2024 Seller Note matures on the earlier of March 28, 2029 or, under certain circumstances, the date that is ninety-one days after the payment in full of all obligations with respect to the 2024 Term Loan. The 2024 Seller Note bears interest at a fixed annual interest rate of 8.0%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our credit facilities.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and will depend on a number of factors, including our results of operations, financial condition, capital requirements, contractual restrictions, general business conditions, and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2026:

•
on an actual basis;
•
on a pro forma basis to give effect to the following immediately prior to the completion of this offering: (i) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; (ii) the Preferred Stock Conversion; (iii) the Common Stock Reclassification; (iv) the Class B Stock Exchange; (v) the issuance of 1,326,789 shares of our Class A common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of June 30, 2026 and the liquidity-based vesting condition will be satisfied on or before March 15, 2027; (vi) the issuance of 516,618 shares of our Class B common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of June 30, 2026 and the liquidity-based vesting condition will be satisfied on or before March 15, 2027; (vii) stock-based compensation expense of approximately $32.2 million that we will recognize upon completion of this offering related to RSUs for which the liquidity-based vesting condition will be satisfied on or before March 15, 2027 and the service condition was satisfied as of June 30, 2026; (viii) stock-based compensation expense of approximately $0.6 million that we will recognize upon completion of this offering related to stock options subject to service-based and liquidity-based vesting conditions for which the service-based and liquidity-based vesting conditions will be satisfied on or before March 15, 2027; (ix) an adjustment to reclassify liability-classified preferred stock warrants to equity-classified; and (x) an adjustment to reflect the automatic net exercise of preferred stock warrants issued to a customer upon completion of the offering; and

•
on a pro forma as adjusted basis to give effect to: (i) the pro forma adjustments set forth above, (ii) the issuance and sale of shares of Class A common stock by us in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses paid or payable by us, and (iii) the application of a portion of the net proceeds from the offering to repay the amounts outstanding under our 2024 Seller Note.

The pro forma as adjusted information discussed below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with the sections titled “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2026
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$31,217	$	$
2024 Term Loan	53,500	53,500	53,500
2024 Seller Note	5,964	5,964	—
Other debt	850	850	850
Series A-1 preferred stock, par value $0.0001 per share; 3,430,528 shares authorized, 3,430,528 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted(2)	3,880	—	—
Series A-2 preferred stock, par value $0.0001 per share; 1,090,896 shares authorized, 1,090,896 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted(3)	1,060	—	—
Series B preferred stock, par value $0.0001 per share; 7,644,902 shares authorized, 7,644,902 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted(4)	24,925	—	—
Series C preferred stock, par value $0.0001 per share; 7,080,764 shares authorized, 7,080,764 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted(5)	34,840	—	—
Series C-1 preferred stock, par value $0.0001 per share; 6,405,456 shares authorized, 6,405,456 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted(6)	61,325	—	—
Series D-1 preferred stock, par value $0.0001 per share; 15,604,542 shares authorized, 8,528,370 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted, and warrants(7)	79,544	—	—
Series D-2 preferred stock, par value $0.0001 per share; 10,835,048 shares authorized, 8,334,652 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted(8)	64,677	—	—
Junior preferred stock, par value $0.0001 per share; 2,138,580 shares authorized, 1,646,496 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted(9)	10,250	—	—
Stockholders’ equity (deficit):
Common stock, par value $0.0001 per share; 97,743,893 shares authorized, 4,579,745 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted	1	—	—
Class A common stock, par value $0.0001 per share; no shares authorized, no shares issued and outstanding, actual; 650,000,000 shares authorized and shares issued and outstanding, pro forma; 650,000,000 shares authorized and shares issued and outstanding, pro forma as adjusted	—
Class B common stock, par value $0.0001 per share; no shares authorized, no shares issued and outstanding, actual; 50,000,000 shares authorized and shares issued and outstanding, pro forma; 50,000,000 shares authorized and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	23,785
Accumulated deficit	(225,205)
Total stockholders’ equity (deficit)	(201,419)
Total capitalization	$139,396	$	$

(1)
The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $ , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $ , assuming that the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)
Pursuant to the Series A-1 Preferred Stock Conversion, the 3,430,528 shares of Series A-1 Preferred Stock outstanding as of June 30, 2026, will convert into an aggregate of 1,143,506 shares of Class A common stock immediately prior to the completion of this offering.
(3)
Pursuant to the Series A-2 Preferred Stock Conversion, the 1,090,896 shares of Series A-2 Preferred Stock outstanding as of June 30, 2026, will convert into an aggregate of 363,622 shares of Class A common stock immediately prior to the completion of this offering.
(4)
Pursuant to the Series B Preferred Stock Conversion, the 7,644,902 shares of Series B Preferred Stock outstanding as of June 30, 2026, will convert into an aggregate of 2,548,292 shares of Class A common stock immediately prior to the completion of this offering.
(5)
Pursuant to the Series C Preferred Stock Conversion, the 7,080,764 shares of Series C Preferred Stock outstanding as of June 30, 2026, will convert into an aggregate of 2,360,239 shares of Class A common stock immediately prior to the completion of this offering.
(6)
Pursuant to the Series C-1 Preferred Stock Conversion, the 6,405,456 shares of Series C-1 Preferred Stock outstanding as of June 30, 2026, will convert into an aggregate of 2,135,137 shares of Class A common stock immediately prior to the completion of this offering.
(7)
Pursuant to the Series D-1 Preferred Stock Conversion, the 8,528,370 shares of Series D-1 Preferred Stock outstanding as of June 30, 2026, will convert into an aggregate of 3,063,728 shares of Class A common stock and 6,464 shares of Class B common stock immediately prior to the completion of this offering.
(8)
Pursuant to the Series D-2 Preferred Stock Conversion, the 8,334,652 shares of Series D-2 Preferred Stock outstanding as of June 30, 2026, will convert into an aggregate of 3,000,474 shares of Class A common stock immediately prior to the completion of this offering.
(9)
Pursuant to the Junior Preferred Stock Conversion, the 1,646,496 shares of Junior Preferred Stock outstanding as of June 30, 2026, will convert into an aggregate of 548,832 shares of Class A common stock immediately prior to the completion of this offering.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization, and shares of Class A common stock outstanding as of June 30, 2026 would be $ , $ , $ , $ and shares, respectively.

The number of shares of our Class A common stock and Class B common stock to be outstanding immediately after this offering is based on shares of our Class A common stock and shares of our Class B common stock outstanding as of June 30, 2026, after giving effect to the Preferred Stock Conversion, the Common Stock Reclassification, the Class B Stock Exchange, and excludes:

•
807,490 shares of our Class A common stock issuable upon the exercise of outstanding stock options as of June 30, 2026, with a weighted‑average exercise price of $7.72 per share;
•
316,354 shares of our Class B common stock issuable upon the exercise of outstanding stock options as of June 30, 2026, with a weighted‑average exercise price of $4.85 per share;
•
2,729,989 shares of our Class A common stock issuable upon the vesting and settlement of RSUs subject to service-based and liquidity‑based vesting conditions outstanding as of June 30, 2026, for which the service‑based vesting condition was not yet satisfied as of June 30, 2026 and for which the liquidity‑based vesting condition will be satisfied on or before March 15, 2027;
•
2,355,928 shares of our Class B common stock issuable upon the vesting and settlement of RSUs subject to service- or market-based and liquidity‑based vesting conditions outstanding as of June 30, 2026, for which the service or market-based vesting condition was not yet satisfied as of June 30, 2026 and for which the liquidity‑based vesting condition will be satisfied on or before March 15, 2027;

•
83,346 shares of our Class A common stock issuable upon the vesting and settlement of RSUs subject to performance-based vesting conditions issued in connection with our acquisition of Orosound on April 10, 2026;

•
shares of our Class A common stock issuable upon the vesting and settlement of outstanding RSUs and stock options granted after June 30, 2026;
•
shares of our Class B common stock issuable upon the vesting and settlement of outstanding RSUs and stock options granted after June 30, 2026;
•
1,013,299 shares of Class A common stock issuable pursuant to our warrants to purchase shares of common stock outstanding as of June 30, 2026, including 823,544 shares of Class A common stock issuable upon the exercise of outstanding warrants to purchase 2,470,655 shares of preferred stock, with a weighted-average exercise price of $23.53 per share;

•
16,495 shares of Class A common stock issuable to a customer upon the exercise of 49,488 preferred stock warrants issued after June 30, 2026, with an exercise price of $0.0001 per share;
•
shares of Class A common stock reserved for future issuance under the 2026 Plan, which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective (and which excludes any potential annual evergreen increases pursuant to the 2026 Plan), and from which we will grant RSUs covering approximately shares of Class A common stock concurrently with this offering (based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus) to certain of our directors, officers and employees in connection with the completion of this offering; and
•
shares of Class A common stock reserved for future issuance under our ESPP, which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective (and which excludes any potential annual evergreen increases pursuant to the ESPP).

DILUTION

If you purchase shares of our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

As of June 30, 2026, our historical net tangible book value (deficit) was $ , or $ per share of our Class A common stock. Our historical net tangible book value per share represents our total tangible assets less total liabilities, Preferred Stock, and preferred stock warrants issued to customers, divided by the aggregate number of shares of our Class A and Class B common stock outstanding as of June 30, 2026.

Our pro forma net tangible book value as of June 30, 2026 was $ , or $ per share of Class A common stock. Pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of Class A and Class B common stock outstanding, after giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; (ii) the Preferred Stock Conversion; (iii) the Common Stock Reclassification; (iv) the Class B Stock Exchange; (v) the issuance of 1,326,789 shares of our Class A common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of June 30, 2026 and the liquidity-based vesting condition will be satisfied on or before March 15, 2027; (vi) the issuance of 516,618 shares of our Class B common stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of June 30, 2026 and the liquidity-based vesting condition will be satisfied on or before March 15, 2027; (vii) stock-based compensation expense of approximately $32.2 million that we will recognize upon completion of this offering related to RSUs for which the liquidity-based vesting condition will be satisfied on or before March 15, 2027 and the service condition was satisfied as of June 30, 2026; (viii) stock-based compensation expense of approximately $0.6 million that we will recognize upon completion of this offering related to stock options subject to service-based and liquidity-based vesting conditions for which the service-based and liquidity-based vesting conditions will be satisfied on or before March 15, 2027; (ix) an adjustment to reclassify liability-classified preferred stock warrants to equity-classified; and (x) an adjustment to reflect the automatic net exercise of preferred stock warrants issued to a customer upon completion of the offering.

After giving further effect to (i) the sale by us of shares of our Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, (ii) the deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the application of a portion of the net proceeds from the offering to repay the amounts outstanding under our 2024 Seller Note, our pro forma as adjusted net tangible book value as of June 30, 2026 would have been $ , or $ per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $ per share and an immediate dilution in pro forma net tangible book value to new investors of $ per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of our Class A common stock sold in this offering and the pro forma as adjusted net tangible book value per share immediately after this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2026	$
Pro forma increase in net tangible book value per share as of June 30, 2026 attributable to the pro forma transactions described above
Pro forma net tangible book value per share as of June 30, 2026
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $ per share and the dilution in pro forma per share to investors participating in this offering by $ per share, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $ per share and the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $ per share, assuming the initial public offering price of $ per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the pro forma as adjusted net tangible book value per share of our Class A and Class B common stock after this offering would be $ per share, and the dilution in pro forma net tangible book value per share to investors participating in this offering would be $ per share of our Class A common stock.

The following table sets forth, on the pro forma basis described above, as of June 30, 2026, the number of shares of Class A and Class B common stock purchased from us, the total consideration paid, or to be paid, and the weighted-average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Weighted-Average Price Per Share
(in thousands, except share, per share and percent data)
Existing stockholders		%		%
New investors
Total		100%		100%

Each $1.00 increase or decrease in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors, total consideration paid by all stockholders, and the weighted-average price per share paid by all stockholders by approximately $ , $ , and $ , respectively, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, the total consideration paid by new investors, total consideration paid by all stockholders, and the weighted-average price per share paid by all stockholders by approximately $ , $ , and $ , respectively, assuming the assumed initial public offering price of $ per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the number of shares of common stock held by our existing stockholders will represent approximately % of the total number of shares of our common stock outstanding after this offering and the number of shares held by new investors will represent approximately % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations are based on shares of our Class A common stock and shares of our Class B common stock outstanding as of June 30, 2026, after giving effect to the Preferred Stock Conversion, the Common Stock Reclassification and the Class B Stock Exchange, and excludes:

•
807,490 shares of our Class A common stock issuable upon the exercise of outstanding stock options as of June 30, 2026, with a weighted‑average exercise price of $7.72 per share;
•
316,354 shares of our Class B common stock issuable upon the exercise of outstanding stock options as of June 30, 2026, with a weighted‑average exercise price of $4.85 per share;
•
2,729,989 shares of our Class A common stock issuable upon the vesting and settlement of RSUs subject to service-based and liquidity‑based vesting conditions outstanding as of June 30, 2026, for which the service‑based vesting condition was not yet satisfied as of June 30, 2026 and for which the liquidity‑based vesting condition will be satisfied on or before March 15, 2027;
•
2,355,928 shares of our Class B common stock issuable upon the vesting and settlement of RSUs subject to service- or market-based and liquidity‑based vesting conditions outstanding as of June 30, 2026, for which the service or market-based vesting condition was not yet satisfied as of June 30, 2026 and for which the liquidity‑based vesting condition will be satisfied on or before March 15, 2027;

•
83,346 shares of our Class A common stock issuable upon the vesting and settlement of RSUs subject to performance-based vesting conditions issued in connection with our acquisition of Orosound on April 10, 2026;

•
shares of our Class A common stock issuable upon the vesting and settlement of outstanding RSUs and stock options granted after June 30, 2026;
•
shares of our Class B common stock issuable upon the vesting and settlement of outstanding RSUs and stock options granted after June 30, 2026;
•
1,013,299 shares of Class A common stock issuable pursuant to our warrants to purchase shares of common stock outstanding as of June 30, 2026, including 823,544 shares of Class A common stock issuable upon the exercise of outstanding warrants to purchase 2,470,655 shares of preferred stock, with a weighted-average exercise price of $23.53 per share;
•
16,495 shares of Class A common stock issuable to a customer upon the exercise of 49,488 preferred stock warrants issued after June 30, 2026, with an exercise price of $0.0001 per share;
•
shares of Class A common stock reserved for future issuance under the 2026 Plan, which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective (and which excludes any potential annual evergreen increases pursuant to the 2026 Plan), and from which we will grant RSUs covering approximately shares of Class A common stock concurrently with this offering (based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus) to certain of our directors, officers and employees in connection with the completion of this offering; and
•
shares of Class A common stock reserved for future issuance under our ESPP, which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective (and which excludes any potential annual evergreen increases pursuant to the ESPP).

To the extent we issue any additional stock options, warrants, or RSUs or any outstanding stock options, warrants, or RSUs are exercised or settle, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Summary Consolidated Financial Data” section, our audited consolidated financial statements and related notes, and other financial information appearing elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward‑looking statements that reflect our plans, estimates, and beliefs that involve significant risks and uncertainties. Our actual results could differ materially from those discussed in the forward‑looking statements. Factors that could cause or contribute to those differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward‑Looking Statements.”

Data as of and for the years ended December 31, 2025 and 2024 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. We acquired the CMM business of Knowles Corporation on December 27, 2024, which now represents our Digital Sensors and Analog Sensors reportable segments and added to our AI product line with AISonic audio DSPs. Results for the year ended December 31, 2024 include the acquired business from the date of the acquisition. Data as of and for the six months ended June 30, 2026 and 2025 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been calculated in accordance with GAAP, on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results, and our results for the six months ended June 30, 2026 are not necessarily indicative of results that may be expected for the year ending December 31, 2026 or any future period.

“NM” refers to not meaningful. Period-over-period analysis for current year compared to prior year may be deemed to be not meaningful, including when the fluctuation exceeds 100%, and are designated as “NM” with the discussion and analysis of financial condition and results of operations.

Overview

Syntiant is a semiconductor and software company focused on enabling Physical AI, which we define as on-device sensing and neural inference that allow devices to perceive, process, and respond to real-world inputs. We provide a full-stack, ultra-low-power platform that combines purpose-built NDPs, high-performance sensing products, and optimized AI models and tools, enabling customers to deploy intelligent features locally at the point of interaction while using the cloud selectively for training, orchestration, and software upgrades.

Since our founding in 2017, we have achieved the following milestones:

•
2019 – Launched the Syntiant Core NDP100 and NDP101 products, establishing our ultra-low-power processor platform for always-on speech and sensor inference at the edge. Introduced early voice enablement around wake word detection and introduced AI software models for voice enablement.
•
2020 – Surpassed 1 million NDP devices and AI software models shipped since inception.
•
2021 – Expanded the portfolio with the NDP120 and NDP200, Syntiant Core 2 products, broadening our platform from audio into always-on vision and expanding our Physical AI workload coverage. We surpassed 20 million NDP devices and AI software models shipped since inception.
•
2022 – Acquired Pilot AI Labs, Inc. to strengthen existing AI computer vision model capabilities and team, in addition to bringing in U.S. government and defense business. This acquisition helped commercialize our AI software models that run on our NDPs and other available semiconductors.
•
2023 – Introduced the NDP115, a Syntiant Core 2 product, extending our processor family into compact applications such as wearables and hearables.
•
2024 – Completed the acquisition of Knowles’ CMM business, establishing our full-stack Physical AI platform with a market-leading sensor portfolio, and extending our customer reach and installed base. We also began ramping shipments of NDPs into hearing aid applications and commenced selling into the automotive end market.
•
2025 – Drove incremental design wins by introducing AI solutions to our sensor customer base, secured our first AI smart glasses design win, and expanded our software capabilities into transformer-based vision applications.

•
2026 – Expanded manufacturing capacity with the opening of a new facility in Penang, Malaysia, bringing total annual sensor manufacturing capacity to approximately 1.6 billion units. Acquired Orosound to further augment AI noise-canceling capabilities and AudioSourceRE to expand our software offering and accelerate adoption of NDP devices.
•
Today – Our product portfolio spans NDPs, SiSonic MEMS microphones, automotive-grade microphones, V2S vibration sensors, AISonic audio DSPs, and a robust offering of AI models and tools, positioning Syntiant as a full-stack Physical AI platform provider.

We market and sell our products through an experienced global sales organization that supports customers from initial design engagement through qualification and volume production. Once a design opportunity is won, our technology becomes embedded in our customer’s product architecture, creating meaningful switching costs and supporting follow-on opportunities across successive product generations. Our sales force, which grew from under 10 professionals pre-acquisition to over 50 professionals immediately following the acquisition of our sensors business from Knowles Corporation, leverages end-market expertise to serve global tier 1 brands, OEMs, ODMs, module providers, and other ecosystem partners globally across consumer, automotive, medical, and industrial end markets.

Our acquisition of the CMM business of Knowles Corporation in December 2024 materially changed the composition of our business and affects the comparability of our historical results of operations. Prior to the acquisition, our business was primarily focused on NDPs and related software and models. Following the acquisition, we operate a broader Physical AI platform spanning sensing products, neural processors, and AI software, supported by expanded customer relationships, global sales coverage, manufacturing capabilities, and operational infrastructure.

The acquisition expanded our installed base and positioned us earlier in the customer design cycle through a broader sensing footprint embedded in customer platforms. We have retained substantially all acquired customer relationships and believe the acquired installed base provides opportunities to increase dollar content per device over time through the attachment of neural processors and AI software into products that already incorporate our sensing solutions. This is reflected in our growing AI engagement activity, with many of the sensor business customers we acquired in 2024 engaged in evaluating our AI products for their use. The acquisition also expanded us into microphones and other sensing technologies, while internal investment and incremental acquisitions enhanced our AI software and model capabilities.

As a result, post-acquisition periods reflect a different revenue mix, gross margin profile, operating expense base, and commercial model than pre-acquisition periods, as well as expanded sales and support infrastructure, a broader product portfolio, and a different mix of products and technologies. Accordingly, operating results for pre- and post-acquisition periods are not directly comparable, and investors should consider that post-acquisition periods reflect the operations of a broader and more integrated Physical AI platform with a different product mix, operating profile, and monetization model than pre-acquisition periods.

Our Business Model

We generate revenue from the sale of Analog Sensors, Digital Sensors, and AI-related products, which includes sales of NDPs and related software and models. These revenue streams have different ASPs, gross margin profiles, and growth characteristics.

Our sensing products are often designed into our customer’s products early in the product development cycle and can create opportunities over time to add NDPs and other AI-related offerings. Our NDPs and other AI-related offerings are manufactured through third-party partners, while our sensing business includes a more integrated operating footprint. Changes in product mix may materially affect our revenue and gross margin.

Acquisition of the CMM Division of Knowles Corporation

On December 27, 2024, we completed our acquisition of the CMM business of Knowles Corporation for a purchase price of $114.4 million, which was funded by the 2024 Term Loan, the 2024 Seller Note, and the issuance of shares of Series D-2 Preferred Stock. The acquired CMM business of Knowles Corporation comprises our Digital Sensors and Analog Sensors segments and added to our AI product line with AISonic audio DSPs. Refer to Note 3 to the consolidated financial statements and notes thereto that appear elsewhere in this prospectus for further information on the acquisition of our sensors business.

The comparability of our operating results is materially affected by the acquisition of our sensors business. Unless otherwise indicated, the discussion below reflects consolidated results inclusive of the acquired Knowles’ CMM business from December 27, 2024, the date of the acquisition.

Recent Developments

Orosound Acquisition

On April 10, 2026, we acquired all outstanding shares of Orosound, a France-based company and a developer, manufacturer, and seller of audio technology including embedded acoustics, signal processing, and edge AI audio solutions. Under the terms of the agreement, we paid consideration consisting of (i) cash consideration of $0.7 million at closing, (ii) a prepaid cash acquisition deposit of $0.4 million paid during the three months ended March 31, 2026, and (iii) the issuance of 1,646,496 shares of Junior Preferred Stock, which are convertible into 548,832 shares of Class A common stock in connection with the Junior Preferred Stock Conversion, of which 652,158 shares are subject to service-based vesting over 36 months, including 205,812 shares which have been issued but are subject to an 18-month holdback for customary indemnification obligations. In addition, in connection with the acquisition of Orosound, we granted 192,972 RSUs to the founders and certain continuing employees of Orosound. The acquisition is expected to enhance our audio technology capabilities, complement our existing physical AI product portfolio, and provide product and technology synergies through the integration of Orosound’s technology with our existing offerings.

AudioSourceRE Acquisition

On April 22, 2026, we acquired certain assets of AudioSourceRE, an Ireland-based company engaged in the development of audio separation technologies, including software, source code, datasets, and related intellectual property. Under the terms of the agreement, we paid consideration consisting of (i) cash consideration of $0.3 million, (ii) the issuance of 43,409 shares of common stock with an aggregate fair value of $1.0 million, and (iii) transaction costs of $0.2 million. The acquired assets primarily include intellectual property, software, and related technology, and exclude substantially all liabilities of the seller. This acquisition allows us to expand our software portfolio and accelerate market adoption of current and future products.

Reverse Stock Split

On July 15, 2026, we effected a three-to-one reverse stock split of our common stock.

Revenue Mix and Associated Gross Margins

We generate revenue primarily from sales of AI products, including NDPs and AI software models and tools, and Digital Sensors and Analog Sensors products. These revenue streams have different gross margin characteristics, and changes in revenue mix can materially affect our overall gross margin. In general, we expect Analog Sensors products to have lower gross margins than Digital Sensors products, and NDPs to have higher gross margins than our sensing products. AI software models and tools licensing revenue typically has the highest gross margins, and we expect a significant and increasing portion to be bundled with our NDPs. Our revenue mix has been affected by the acquisition of our sensors business from Knowles Corporation, which introduced our sensing portfolio and expanded our customer base. In addition to product mix, gross margin is affected by manufacturing and input costs, including changes in the prices of silicon wafers, copper cables, and printed circuit boards, as well as yields, scale, utilization, and other supply chain factors, as well as pricing concessions to customers placing large orders. The following table sets forth our total and per reportable segment revenue and gross margin for the periods presented.

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025	2024
	(in thousands, except percentages)
Revenues:
AI	$6,732	$7,043	$12,336	$8,792
Digital Sensors	89,877	84,810	171,810	4,625
Analog Sensors	34,954	43,100	87,648	230
Total Revenues	$131,563	$134,953	$271,794	$13,647
Gross Profit (Loss)
AI	$3,723	$4,134	$6,524	$5,653
Digital Sensors	23,638	23,604	51,792	658
Analog Sensors	(3,524)	(2,003)	(4,819)	52
Total Gross Profit (Loss)	$23,837	$25,735	$53,497	$6,363
Gross Margin
AI	55.3%	58.7%	52.9%	64.3%
Digital Sensors	26.3%	27.8%	30.1%	14.2%
Analog Sensors	(10.1)%	(4.6)%	(5.5)%	22.6%
Total Gross Margin	18.1%	19.1%	19.7%	46.6%

Key Factors Affecting Our Business and Financial Results

Our results of operations have been, and we expect will continue to be, affected by a number of factors, including the following:

Adoption of Physical AI Across Endpoint Devices

We believe adoption of Physical AI represents a meaningful and growing opportunity to increase our revenue. We expect advances in neural network efficiency, the proliferation of natural user interfaces, including voice and audio interfaces, and increasing demand for responsive, privacy-preserving, and power-efficient device experiences will create more opportunities for Physical AI. Our revenue growth depends in part on the pace at which device manufacturers adopt on-device AI capabilities in their products and the extent to which these trends translate into design wins, production ramps, and commercial deployments.

Impact of the CMM Business Acquisition and Comparability of Results

The acquisition of the CMM business from Knowles Corporation in December 2024 materially expanded our product portfolio, customer base, and commercial infrastructure, and affects the comparability of our historical results of operations. Prior to the acquisition, our business was primarily focused on NDPs and related software models and tools. Following the acquisition, we operate a broader platform that also includes digital and analog sensing products and audio processors, as well as expanded customer relationships, sales coverage, manufacturing capabilities, and operational infrastructure. As a result, post-acquisition periods reflect a different revenue mix, gross margin profile, operating expense base, and commercial model than pre-acquisition periods.

Revenue Mix and Associated Gross Margins

We generate revenue from AI products, including NDPs and related software and models, Digital Sensors, and Analog Sensors. These revenue streams have different ASPs and gross margin profiles. In general, Analog Sensor products have lower gross margins than Digital Sensors products and AI Products. In addition, AI products have higher gross margins than sensing products. We see a significant opportunity to shift our revenue mix toward higher-value digital sensing and AI-related revenue and away from legacy Analog Sensors, and support improvement in our overall gross margin profile over time.

Ability to Expand AI Content Within Our Existing Sensor Customer Base

We believe our installed customer base represents a meaningful opportunity to expand revenue within our existing customer base. Our sensing products are often designed into customer platforms early in the product development cycle, which positions us well to introduce additional products and capabilities to our customers over time, including digital sensing products, NDPs, and AI-related software offerings. We have retained substantially all acquired customer relationships and believe our installed base provides meaningful opportunities to increase the dollar content per device as the number of our solutions included per device over time increases through the introduction of NDPs and AI software. Our ability to convert customer engagement and design activity into revenue depends on customer product roadmaps, qualification cycles, time to production, and end-market adoption, and increases in design activity may not result in near-term revenue.

Design Win Timeline and Production Cycles

We focus on winning competitive bid selection processes, resulting in “design wins,” to develop solutions for use in our customers’ products. These lengthy selection processes often require us to incur significant expenditures. In addition, our customers’ product life cycles vary based on the customer, type of product, and end market. We typically commence commercial shipments between 12 to 24 months following a design win; however, in some markets, lengthier product and development cycles are possible, depending on the scope and nature of the project, such as in the automotive market. After development, our customers’ products typically have a product life cycle of 12 to 24 months. We anticipate that product development and product life cycles will typically be longer than 24 months in the automotive and healthcare markets.

Continued Innovation Across Hardware, Software, and AI Models

We believe continued innovation across hardware, software, and AI models enable us to address an expanding set of Physical AI use cases and support a growing pipeline of customer opportunities. Our ability to improve model performance, maintain power efficiency, and broaden supported use cases across audio, voice, vision, and sensor applications drives both customer adoption and the breadth of our monetization opportunities. Our future growth depends in part on our ability to align these investments with customer demand and successfully convert new products and capabilities into production deployments.

Manufacturing, Supply Chain, and Operational Execution

Our NDPs are manufactured by third parties and third-party providers of assembly, testing, and packaging services, while our sensing business supply chain relies on internal assembly and testing of our products. Our business and gross margins are affected by manufacturing yields, wafer, component, packaging and testing costs, supply availability, lead times, and our ability to manage manufacturing transitions and qualification requirements. As we scale our business, and in particular following the Knowles acquisition, our results will be affected by our ability to manage our broader product portfolio and supply chain efficiently.

Customer and End Market Concentration

We serve a broad and growing base of OEMs, ODMs, and module providers globally, with a significant portion of our revenue historically concentrated among a limited number of customers and end markets. Large customers often seek favorable pricing and commercial terms, which affects our gross margins, and revenue in any given period may also be concentrated in a limited number of device programs. We see a significant opportunity to broaden our revenue base across automotive, industrial, medical, and other end markets, and diversify our customer base to increase revenue and improve our margin profile, especially as customers adopt higher margin products.

Segment Information

We have three operating segments, which are also reportable segments. These segments are AI, Digital Sensors, and Analog Sensors. Our AI segment generates revenue from NDPs, AI software models, and related tools that enable ultra-low-power, always-on inference directly on-device. Our Digital Sensors segment generates revenue from digital MEMS microphones and integrated sensing solutions that enable higher levels of system integration, lower power consumption, and tighter coupling with downstream processing and AI workloads. Our Analog Sensors segment generates revenue from analog MEMS microphones deployed across consumer, automotive, and industrial applications.

Other Items

During the six months ended June 30, 2026 and the year ended December 31, 2025, we incurred certain factory transition costs related to the acquisition of the Consumer MEMS Microphone business from Knowles Corporation in December 2024 of $3.1 million and $0.9 million, respectively. The CMM acquisition contractually required us to transition our sensors manufacturing facility in Malaysia from a shared facility with Knowles Corporation to a new location and, as a result, we incurred incremental facilities and moving expenses specific to this transition. The CMM factory transition was completed during the quarter ended June 30, 2026, and these transition costs are not expected to recur in future periods.

Components of our Results of Operations

Revenues

Our revenues are generated predominantly from the sale of semiconductor products, including digital and analog sensors and NDP processors, as well as AI software models and related solutions. Our revenues are affected by numerous factors, including end market demand, design win activity, and product ramps, including the timing and success of customer product launches and pricing and competitive dynamics within our target markets. Our revenues are also dependent on multiple factors, including market acceptance of our integrated platform strategy of combining sensors, neural processors, and AI software, our market comprising a limited number of customers for most of our revenue, and our ability to successfully develop, introduce, and sell new products and technologies.

Cost of revenue

Cost of revenue is composed primarily of the costs for semiconductor wafers processed by third-party foundries, cost associated with manufacturing, packaging and assembly, testing and shipping, cost of personnel, including stock-based compensation, depreciation of equipment associated with manufacturing support, logistics and quality assurance, warranty cost, amortization of developed technology, and amortization of production mask costs.

Research and development expense

Research and development expense primarily includes compensation-related expenses, including salaries, benefits, and stock-based compensation expense for employees engaged in the design and development of our products and technologies, external services costs, design tools expenses, third-party intellectual property licensing fees, project materials costs, and depreciation. We believe that continued investments in our products and technologies are important to our future growth and, as a result, we expect our research and development expenses to continue to increase.

Selling, general and administrative expense

Selling, general and administrative expenses primarily include compensation-related expenses, including salaries, benefits, and stock-based compensation expense for employees that support our sales, finance, human resources, marketing, legal, information technology, and other corporate functional support. Selling, general and administrative expenses also include rent and lease expenses, insurance costs, travel and entertainment, and general corporate expenses, such as accounting, audit, legal, regulatory, and tax compliance. We expect selling, general and administrative expenses to increase as we incur increased accounting, legal, and professional fees and other costs associated with being a public company.

Impairment of property and equipment

Impairment of property and equipment during the year ended December 31, 2025, consists of impairment charges for long-lived assets whose carrying values are determined to be not recoverable as a result of the identification of certain construction in progress assets that would no longer be placed into service for their intended use.

Interest expense

Interest expense consists primarily of interest expense incurred on our debt obligations, as well as the amortization of debt issuance costs and debt discounts.

Interest income

Interest income consists primarily of interest earned on our investments in short-term money market accounts.

Remeasurement of warrant liabilities

Remeasurement of warrant liabilities consists of changes in fair value of our preferred stock warrant liabilities.

Other income (expense), net

Other income (expense), net primarily consists of non-operating items, including foreign currency gains and losses.

Provision for (benefit from) income taxes

Provision for (benefit from) income taxes is comprised of the state, federal, and foreign tax impacts of our operations.

Results of Operations

Comparison of the six months ended June 30, 2026 and 2025

The following table sets forth our results of operations for the six months ended June 30, 2026 and 2025, and as a percentage of revenue.

	Six Months Ended June 30,
	2026		2025
(in thousands, except percentages)	Dollar	Percent	Dollar	Percent
Revenue	$131,563	100.0%	$134,953	100.0%
Cost of revenue	107,726	81.9%	109,218	80.9%
Gross profit	23,837	18.1%	25,735	19.1%
Operating expenses:
Research and development expense	24,793	18.8%	26,587	19.7%
Selling, general and administrative expense	19,604	14.9%	18,788	13.9%
Total operating expenses	44,397	33.7%	45,375	33.6%
Loss from operations	(20,560)	(15.6)%	(19,640)	(14.6)%
Interest expense	(5,403)	(4.1)%	(4,403)	(3.3)%
Interest income	328	0.2%	483	0.4%
Remeasurement of warrant liabilities	(3,176)	(2.4)%	(265)	(0.2)%
Other income (expense), net	(1,108)	(0.8)%	832	0.6%
Loss before income taxes	(29,919)	(22.7)%	(22,993)	(17.0)%
Provision for income taxes	694	0.5%	2,296	1.7%
Net loss	$(30,613)	(23.3)%	$(25,289)	(18.7)%

Revenues

	Six Months Ended June 30,		Variance
	2026	2025	Dollar	Percent
(in thousands, except percentages)
Revenues:
AI	$6,732	$7,043	$(311)	(4.4)%
Digital Sensors	89,877	84,810	5,067	6.0%
Analog Sensors	34,954	43,100	(8,146)	(18.9)%
Total Revenues	$131,563	$134,953	$(3,390)	(2.5)%

Total revenues for the six months ended June 30, 2026 decreased by $3.4 million, compared with the six months ended June 30, 2025. The decrease was primarily due to lower Analog Sensors revenue, which was partially offset by an increase in revenue from Digital Sensors.

AI revenue for the six months ended June 30, 2026 decreased by $0.3 million, compared with the six months ended June 30, 2025. The decrease was primarily due to lower services revenues resulting from the timing of non-recurring engineering engagements, which were partially offset by increased revenues from the sales of NDPs.

Digital Sensors revenue for the six months ended June 30, 2026 increased by $5.1 million, compared with the six months ended June 30, 2025. The increase was primarily due to higher unit volumes of digital MEMS microphones, which was partially offset by a slight decline in ASPs.

Analog Sensors revenue for the six months ended June 30, 2026 decreased by $8.1 million, compared with the six months ended June 30, 2025. The decrease was primarily due to lower unit volumes on legacy analog MEMS microphone products, as well as lower ASPs mainly due to negotiated price concessions to our largest customer which were in place at the time we acquired our sensors business.

Cost of revenue

	Six Months Ended June 30,		Variance
	2026	2025	Dollar	Percent
(in thousands, except percentages)
Cost of Revenue:
AI	$3,009	$2,909	$100	3.4%
Digital Sensors	66,239	61,206	5,033	8.2%
Analog Sensors	38,478	45,103	(6,625)	(14.7)%
Total Cost of Revenue	$107,726	$109,218	$(1,492)	(1.4)%

Cost of revenue for the six months ended June 30, 2026 decreased by $1.5 million, compared with the six months ended June 30, 2025. The decrease was primarily due to lower Analog Sensors cost of revenue, which was partially offset by higher Digital Sensors cost of revenue.

AI cost of revenue for the six months ended June 30, 2026 increased by $0.1 million, compared with the six months ended June 30, 2025. The increase was primarily due to an increase in amortization of intangible assets related to our acquisitions of Orosound and AudioSourceRE in April 2026.

Digital Sensors cost of revenue for the six months ended June 30, 2026 increased by $5.0 million, compared with the six months ended June 30, 2025. The increase was primarily due to (i) higher unit volumes of digital MEMS microphones, consistent with the growth in Digital Sensors revenue, (ii) increases in the costs of raw materials, due in part to the increase in the price of gold, and (iii) increased overhead costs related to the transition to our new manufacturing facility in Malaysia. These increases were partially offset by a decrease related to the inclusion of an acquisition-related inventory fair value adjustment in cost of revenue for the six months ended June 30, 2025, which was not present in cost of revenue for the six months ended June 30, 2026.

Analog Sensors cost of revenue for the six months ended June 30, 2026 decreased by $6.6 million, compared with the six months ended June 30, 2025. The decrease was primarily due to (i) lower unit volumes of analog MEMS microphones, consistent with the decline in Analog Sensors revenue and (ii) a decrease related to the inclusion of an acquisition-related inventory fair value adjustment in cost of revenue for the six months ended June 30, 2025, which was not present in cost of revenue for the six months ended June 30, 2026. These decreases were partially offset by (i) increases in the costs of raw materials, due in part to the increase in the price of gold, and (ii) increased overhead costs related to the transition to our new manufacturing facility in Malaysia.

Gross profit

	Six Months Ended June 30,		Variance
	2026	2025	Dollar	Percent
(in thousands, except percentages)
Gross profit
AI	$3,723	$4,134	$(411)	(9.9)%
Digital Sensors	23,638	23,604	34	0.1%
Analog Sensors	(3,524)	(2,003)	(1,521)	(75.9)%
Total Gross Profit	$23,837	$25,735	$(1,898)	(7.4)%
Gross margin
AI	55.3%	58.7%		(3.4)%
Digital Sensors	26.3%	27.8%		(1.5)%
Analog Sensors	(10.1)%	(4.6)%		(5.5)%
Total Gross Margin	18.1%	19.1%		(1.0)%

Gross profit for the six months ended June 30, 2026 decreased by $1.9 million, compared with the six months ended June 30, 2025. The decrease was primarily due to a decrease in Analog Sensors gross profit.

AI gross profit for the six months ended June 30, 2026 decreased by $0.4 million, compared with the six months ended June 30, 2025. The decrease was primarily due to the decrease in AI revenue, as well as an increase in amortization of intangible assets related to our acquisitions of Orosound and AudioSourceRE in April 2026 and a change in product mix towards a higher percentage of processor revenue which generally carries lower gross margins than software and services revenue.

Digital Sensors gross profit for the six months ended June 30, 2026 increased by less than $0.1 million, compared with the six months ended June 30, 2025. The slight increase was primarily due to higher unit volumes of digital MEMS microphones, as well as the absence of the acquisition-related inventory fair value adjustment that was included in cost of revenue for the six months ended June 30, 2025. These favorable impacts to gross profit were substantially offset by increases in certain materials costs and increased overhead costs related to the transition to our new manufacturing facility in Malaysia.

Analog Sensors gross profit for the six months ended June 30, 2026 decreased by $1.5 million, compared with the six months ended June 30, 2025. The decrease was primarily due to (i) lower unit volumes of analog MEMS microphones, consistent with the decline in Analog Sensors revenue, (ii) increases in the costs of our raw materials, due in part to the increase in the price of gold, and (iii) increased overhead costs related to the transition to our new manufacturing facility in Malaysia. These decreases in gross profit were partially offset by the absence of an acquisition-related inventory fair value adjustment that was included in cost of revenue for the six months ended June 30, 2025.

Gross margin for the six months ended June 30, 2026 decreased by one percentage point, compared with the six months ended June 30, 2025. In the six months ended June 30, 2026, we continued our shift in revenue mix toward higher-margin digital products and away from legacy analog offerings, which is central to our long-term margin expansion strategy. However, both Digital Sensors and Analog Sensors margins declined in the six months ended June 30, 2026 as a result of increases in the costs of our raw materials, due in part to the increase in the price of gold, and increased overhead costs related to the transition to our new manufacturing facility in Malaysia, and Analog Sensors continued to generate negative gross margins due to pricing concessions with our largest customer. AI segment margins decreased due to an increase in amortization of intangible assets related to our acquisitions of Orosound and AudioSourceRE in April 2026, as well as a change in product mix towards a higher percentage of processor revenues, which generally carry lower gross margins than software and services revenue.

Research and development expenses

	Six Months Ended June 30,		Variance
	2026	2025	Dollar	Percent
(in thousands, except percentages)
Research and development expense	$24,793	$26,587	$(1,794)	(6.7)%

The decrease in research and development expenses for the six months ended June 30, 2026 as compared with the six months ended June 30, 2025, was primarily due to lower compensation expenses driven by a reduction in headcount resulting from acquisition-related synergies.

Selling, general and administrative expense

	Six Months Ended June 30,		Variance
	2026	2025	Dollar	Percent
(in thousands, except percentages)
Selling, general and administrative expense	$19,604	$18,788	$816	4.3%

The increase in selling, general and administrative expenses for the six months ended June 30, 2026 as compared with the six months ended June 30, 2025, was primarily due to higher professional services costs related to our acquisition of Orosound in April 2026.

Interest expense

	Six Months Ended June 30,		Variance
	2026	2025	Dollar	Percent
(in thousands, except percentages)
Interest expense	$5,403	$4,403	$1,000	22.7%

The increase in interest expense for the six months ended June 30, 2026 as compared with the six months ended June 30, 2025, was primarily due to incremental amortization of debt issuance costs and debt discounts associated with the amendment to our 2024 Term Loan in February 2026.

Interest income

	Six Months Ended June 30,		Variance
	2026	2025	Dollar	Percent
(in thousands, except percentages)
Interest income	$328	$483	$(155)	(32.1)%

The decrease in interest income for the six months ended June 30, 2026 as compared with the six months ended June 30, 2025, was primarily due to lower average cash and cash equivalent balances earning interest.

Remeasurement of warrant liabilities

	Six Months Ended June 30,		Variance
	2026	2025	Dollar	Percent
(in thousands, except percentages)
Remeasurement of warrant liabilities	$(3,176)	$(265)	$(2,911)	NM

The increase in loss on remeasurement of warrant liabilities for the six months ended June 30, 2026 as compared with the six months ended June 30, 2025, was primarily due to the issuance of additional preferred stock warrants after the comparative period as well as an increase in the fair value of the underlying preferred stock warrants.

Other income (expense), net

	Six Months Ended June 30,		Variance
	2026	2025	Dollar	Percent
(in thousands, except percentages)
Other (expense) income, net	$(1,108)	$832	$(1,940)	NM

The decrease in other (expense) income, net for the six months ended June 30, 2026 as compared with the six months ended June 30, 2025, was primarily due to increased foreign currency losses.

Provision for income tax

	Six Months Ended June 30,		Variance
	2026	2025	Dollar	Percent
(in thousands, except percentages)
Provision for income tax	$694	$2,296	$(1,602)	(69.8)%

The decrease in the provision for income tax for the six months ended June 30, 2026 as compared with the six months ended June 30, 2025, was primarily attributable to favorable return-to-provision adjustments related to the prior year, which resulted from differences between amounts previously estimated and amounts ultimately reported on the prior-year tax returns. The provision for income tax is primarily related to our foreign subsidiaries’ local country income tax obligations. There are no federal provisions for income tax in either period due to our operating losses.

Comparison of the years ended December 31, 2025 and 2024

The following table sets forth our results of operations for the years ended December 31, 2025 and 2024, and as a percentage of revenue.

	Year Ended December 31,
	2025		2024
(in thousands, except percentages)	Dollar	Percent	Dollar	Percent
Revenue	$271,794	100.0%	$13,647	100.0%
Cost of revenue	218,297	80.3%	7,284	53.4%
Gross profit	53,497	19.7%	6,363	46.6%
Operating expenses:
Research and development expense	52,495	19.3%	18,518	135.7%
Selling, general and administrative expense	39,428	14.5%	14,063	103.0%
Impairment of property and equipment	5,855	2.2%	—	—
Total operating expenses	97,778	36.0%	32,581	238.7%
Loss from operations	(44,281)	(16.3)%	(26,218)	(192.1)%
Interest expense	(9,133)	(3.4)%	(497)	(3.6)%
Interest income	1,041	0.4%	566	4.1%
Remeasurement of warrant liabilities	(548)	(0.2)%	—	—
Other income (expense), net	(2,200)	(0.8)%	51	0.4%
Loss before income tax	(55,121)	(20.3)%	(26,098)	(191.2)%
Provision for (benefit from) income tax	5,764	2.1%	(397)	(2.9)%
Net loss	$(60,885)	(22.4)%	$(25,701)	(188.3)%

Revenues

	Year Ended December 31,		Variance
	2025	2024	Dollar	Percent
(in thousands, except percentages)
Revenues:
AI	$12,336	$8,792	$3,544	40.3%
Digital Sensors	171,810	4,625	167,185	NM
Analog Sensors	87,648	230	87,418	NM
Total Revenues	$271,794	$13,647	$258,147	NM

Total revenues for the year ended December 31, 2025 increased by $258.1 million, compared with the year ended December 31, 2024. All of the increase in Digital Sensors and Analog Sensors revenue was due to the inclusion of a full year of revenue from our sensors business acquired in late 2024. If the sensors business was acquired at the beginning of 2024, the aggregate Digital Sensors and Analog Sensors revenue would have declined slightly in the year ended December 31, 2025, with Digital Sensors revenue increasing and Analog Sensors revenue decreasing. These outcomes were driven by the ongoing shift away from legacy technology offerings, which we expect to continue.

AI revenue increased by $3.5 million, or 40%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This growth was primarily attributable to NDP revenue growth driven by higher unit volumes and ASPs, and revenue derived from the sale of audio processors acquired as part of our sensors business. These increases were partially offset by lower software revenue primarily due to fewer AI software model sales and delays in 2025 programs impacted by the U.S. government shutdown in 2025. In the year ended December 31, 2024, AI revenue was partially attributable to two large AI software model agreements, which involved significant up-front revenue recognition due to satisfaction of the license delivery performance obligations.

Cost of revenue

	Year Ended December 31,		Variance
	2025	2024	Dollar	Percent
(in thousands, except percentages)
Cost of Revenue:
AI	$5,812	$3,139	$2,673	85.2%
Digital Sensors	120,018	3,967	116,051	NM
Analog Sensors	92,467	178	92,289	NM
Total Cost of Revenue	$218,297	$7,284	$211,013	NM

The increase in cost of revenue for the year ended December 31, 2025 as compared with the year ended December 31, 2024 was due to the inclusion of a full year of operations from our sensors business acquired in late 2024 and its associated higher unit volumes and costs. The increase in costs for AI was driven primarily by higher unit volume shipments of NDPs and audio processors acquired as part of the sensors business.

Gross profit

	Year Ended December 31,		Variance
	2025	2024	Dollar	Percent
(in thousands, except percentages)
Gross profit
AI	$6,524	$5,653	$871	15.4%
Digital Sensors	51,792	658	51,134	NM
Analog Sensors	(4,819)	52	(4,871)	NM
Total Gross Profit	$53,497	$6,363	$47,134	NM
Gross margin
AI	52.9%	64.3%		(11.4)%
Digital Sensors	30.1%	14.2%		15.9%
Analog Sensors	(5.5)%	22.6%		(28.1)%
Total Gross Margin	19.7%	46.6%		(26.9)%

Gross profit for the year ended December 31, 2025 increased $47.1 million compared with the year ended December 31, 2024. All of the increase in gross profit associated with Digital Sensors and Analog Sensors was due to the inclusion of a full year of operations from our sensors business acquired in late 2024. The majority of our Analog Sensors revenue was derived from our largest customer, for which ASPs have declined over time due to negotiated price concessions. Certain of these price concessions were in place at the time we acquired our sensors business and they continued to have a negative impact on Analog Sensor gross profit in the year ended December 31, 2025. In addition, our Analog products are generally legacy products and our ability to lower costs on such products is limited. As a result, sales of certain products to this customer were made at negative gross profit in the year ended December 31, 2025, which led to the overall Analog Sensors segment having negative gross profit for the year.

The increase in AI gross profit was primarily attributable to a 71% increase in unit volume shipments and 40% increase in ASPs of our NDPs and inclusion of audio processors acquired as part of the acquisition of Knowles’ CMM business for which there was no meaningful contribution in 2024. AI gross margins in the year ended December 31, 2025 decreased from the year ended December 31, 2024 as a result of a change in product mix towards a higher percentage of processor revenue which generally carry lower gross margins than software and services revenue.

Research and development expenses

	Year Ended December 31,		Variance
	2025	2024	Dollar	Percent
(in thousands, except percentages)
Research and development	$52,495	$18,518	$33,977	NM

The increase in research and development expenses for the year ended December 31, 2025 as compared with the year ended December 31, 2024 was primarily attributable to higher personnel-related costs resulting from increased headcount, including employees added through our sensors business acquisition, as well as continued investment in our NDP platform, AI software models, and next-generation product development.

Selling, general and administrative expense

	Year Ended December 31,		Variance
	2025	2024	Dollar	Percent
(in thousands, except percentages)
Selling, general and administrative expense	$39,428	$14,063	$25,365	NM

The increase in selling, general and administrative expenses for the year ended December 31, 2025 as compared with the year ended December 31, 2024 was primarily due to higher costs related to increased headcount, facilities, and sales and marketing, added through our sensors business acquisition, as well as corporate functions and infrastructure necessary to support the larger combined business.

Impairment of property and equipment

	Year Ended December 31,		Variance
	2025	2024	Dollar	Percent
(in thousands, except percentages)
Impairment of property and equipment	$5,855	—	$5,855	NM

The impairment of property and equipment for the year ended December 31, 2025 was due to the discontinuation of certain development projects, resulting in the recognition of an impairment of equipment specifically associated with those projects.

Interest expense

	Year Ended December 31,		Variance
	2025	2024	Dollar	Percent
(in thousands, except percentages)
Interest expense	$9,133	$497	$8,636	NM

The increase in interest expense for the year ended December 31, 2025 as compared with the year ended December 31, 2024 was primarily attributable to interest expense associated with debt incurred in connection with the acquisition of our sensors business, including borrowings under our 2024 Term Loan and 2024 Seller Note, partially offset by reduction in interest expenses associated with the repayment of an outstanding term loan in the year ended December 31, 2024.

Interest income

	Year Ended December 31,		Variance
	2025	2024	Dollar	Percent
(in thousands, except percentages)
Interest income	$1,041	$566	$475	83.9%

The increase in interest income for the year ended December 31, 2025 as compared with the year ended December 31, 2024 was due to interest earned on higher average cash balances through 2025.

Remeasurement of warrant liabilities

	Year Ended December 31,		Variance
	2025	2024	Dollar	Percent
(in thousands, except percentages)
Remeasurement of warrant liabilities	$(548)	—	$(548)	NM

The loss on remeasurement of warrant liabilities for the year ended December 31, 2025 was due to the issuance of additional preferred stock warrants after the comparative period as well as an increase in the fair value of the underlying preferred stock warrants.

Other income (expense), net

	Year Ended December 31,		Variance
	2025	2024	Dollar	Percent
(in thousands, except percentages)
Other income (expense), net	$(2,200)	$51	$(2,251)	NM

The change in other income (expense), net for the year ended December 31, 2025 as compared with the year ended December 31, 2024 was primarily attributable to the inclusion of a full year of results from our sensors business acquired in late 2024, which has significant international operations with transactions and balances that generated foreign currency gains and losses. Prior to this acquisition, our foreign currency exposure was minimal.

Provision for (benefit from) income tax

	Year Ended December 31,		Variance
	2025	2024	Dollar	Percent
(in thousands, except percentages)
Provision for (benefit from) income tax	$5,764	$(397)	$6,161	NM

The increase in provision for (benefit from) income tax for the year ended December 31, 2025 as compared with the year ended December 31, 2024 was due to the inclusion of a full year of operations from our sensors business acquired in late 2024 and its associated foreign income tax provision.

Liquidity and Capital Resources

Cash and available liquidity

Since inception, we have incurred cumulative net losses from operations and have an accumulated deficit of $194.6 million as of December 31, 2025, including net losses of $60.9 million and $25.7 million for the years ended December 31, 2025 and 2024, respectively, and $30.6 million and $25.3 million for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, our accumulated deficit was $225.2 million. To date, we have funded our operations and capital needs primarily through the issuance of redeemable convertible preferred stock and debt financing as well as cash receipts from our revenue arrangements with our customers. As of June 30, 2026 and December 31, 2025, we had total liquidity of approximately $31.2 million and $45.9 million, respectively, comprised of our cash and cash equivalents.

In February 2026, we entered into amendments to our 2024 Term Loan and 2024 Seller Note to waive noncompliance with certain financial and nonfinancial covenants that occurred in 2025. The amendment to the 2024 Term Loan also revised certain financial covenants. Additionally, in August 2026, we entered into an agreement with the third-party lenders under the 2024 Term Loan, pursuant to which the lenders committed, at our sole election and subject to the terms and conditions in the agreement, to provide us the option to further amend the 2024 Term Loan by exercising such option by October 31, 2026. Upon the exercise of the option, the amended agreement would, among other things, (i) delay the commencement of principal payments of the 2024 Term Loan by 12 months to January 2028 and (ii) revise certain financial covenants. In connection with the agreement, we paid a $0.5 million fee to the third-party lenders. See Notes 1 and 8 to our condensed consolidated financial statements as of and for the six months ended June 30, 2026, included elsewhere in this prospectus for more information.

We believe that we will maintain compliance with our debt covenants and that our existing cash and cash equivalents, cash receipts from our revenue arrangements with our customers and our continued disciplined approach to cash and cost management will be sufficient to support our operations, working capital needs, capital expenditure requirements, and debt servicing requirements for at least the next 12 months following the date of this prospectus. We may require additional liquidity and capital resources and may seek additional financing through private or public equity financings, or debt financings if needed to fund discretionary strategic objectives, including potential acquisitions or investments in businesses, products, services, and technologies. Additionally, we have the ability to implement additional cash and cost management activities, including resource optimization. As described above, we also have the option to amend the 2024 Term Loan prior to October 31, 2026.

Additional equity financing could dilute existing shareholders, while new debt could increase fixed obligations and impose restrictive covenants under our borrowing agreements. There can be no assurance that such financing will be available on favorable terms, if at all. Additionally, if we are unable to meet our financial and nonfinancial covenants beyond the next 12 months, we may be required to obtain additional waivers or amendments to our covenants. There can be no assurance that any waivers or amendments to such covenants will be obtained on favorable terms, if at all.

Our credit facilities

2024 Term Loan

In December 2024, in connection with the closing of the acquisition of our sensors business, we entered into a Loan and Security Agreement with Structural Capital which provided for a $50.0 million term loan. We entered into a First Amendment to Loan and Security Agreement on February 3, 2026. The 2024 Term Loan has a maturity date of December 31, 2028, and the outstanding principal amount of the loan accrues interest at a fixed rate per annum of 13.0%. The principal balance of the 2024 Term Loan is required to be paid in 24 equal monthly installments beginning in January 2027. In addition to principal payments and monthly interest payments, we are required to pay an end-of-term payment of $3.5 million on the maturity date pursuant to the terms of the 2024 Term Loan, as amended.

Our 2024 Term Loan contains financial covenants requiring us to (a) maintain minimum unrestricted cash held by loan parties of $15.0 million, measured as of the last day of each month, (b) maintain minimum liquidity of $50.0 million, measured as of the last day of each month (with liquidity defined as the sum of unrestricted cash held by loan parties plus eligible accounts receivable plus the lesser of (i) twenty percent of eligible inventory held by loan parties and (ii) $10.0 million), and (c) achieve (i) for the year ending December 31, 2026, minimum revenue of $260.0 million and Adjusted EBITDA (as defined in our 2024 Term Loan) of no less than negative $16.0 million and (ii) from December 31, 2027 and thereafter, Adjusted EBITDA of $5.0 million, measured as of the last day of each month for the trailing twelve month period then ended.

In connection with the entry into the 2024 Term Loan, the Company issued warrants to purchase an aggregate of 781,371 shares of Series D-1 Preferred Stock, with an exercise price of $9.59848 per share, to the lenders under the 2024 Term Loan. In February 2026, in connection with the amendment to the 2024 Term Loan, we issued warrants to purchase an aggregate of 173,636 shares of Class A common stock to the lenders under the 2024 Term Loan, with an exercise price of $0.03 per share.

2024 Seller Note

In December 2024, in connection with the closing of the acquisition of our sensors business, we entered into a Seller Loan and Security Agreement with Knowles Corporation which provided for $6.4 million of structured subordinated loans from Knowles Corporation maturing in 2029. We entered into a First Amendment to Seller Loan and Security Agreement on February 3, 2026. The 2024 Seller Note has a maturity date of the earlier of (a) March 28, 2029 or (b) the date that is ninety-one days after the payment in full of all obligations with respect to the 2024 Term Loan, other than a payment in full in connection with a permitted refinancing as defined in the 2024 Term Loan. The 2024 Seller Note bore interest at the prime rate commencing on the closing date of the 2024 Seller Note and continuing through June 27, 2025; thereafter, the 2024 Seller Note bore interest at a fixed annual interest rate of 13.0%. Following the amendment of the 2024 Seller Note in May 2026, the 2024 Seller Note bears interest at a fixed annual interest rate of 8.0%. Interest is due and payable on the first business day of each month in arrears. No lender fees or issuance costs were incurred with respect to the 2024 Seller Note. As of June 30, 2026 and 2025, the interest rate for the 2024 Seller Note was 8.0% and 13.0%, respectively.

Other Debt

In April 2026, in connection with the closing of the acquisition of Orosound, we assumed subordinated notes in an aggregate principal amount of $1.2 million held by third parties. These notes bear interest at various rates ranging from zero to 5.45% and mature on various dates through September 30, 2030.

Cash flows

The following table summarizes our sources and uses of cash over the periods indicated (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025	2024
Net cash provided by (used in) operating activities	$(20,730)	$9,712	$641	$(24,466)
Net cash used in investing activities	(7,702)	(2,458)	(8,742)	(57,751)
Net cash provided by financing activities	13,847	5,429	12,977	104,016

Comparison of the Six Months Ended June 30, 2026 and 2025

Operating activities

Net cash used in operating activities was $20.7 million for the six months ended June 30, 2026, compared to net cash provided by operating activities of $9.7 million for the six months ended June 30, 2025. The increase in cash used in operating activities was primarily driven by a higher net loss and lower levels of working capital improvements for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. Non-cash charges, including changes in the fair value of preferred stock warrants, depreciation and amortization, and lease-related expenses, partially offset the impact of the net loss.

Investing activities

Net cash used in investing activities for the six months ended June 30, 2026 was $7.7 million, compared to net cash used in investing activities of $2.5 million for the six months ended June 30, 2025. This increase in cash used in investing activities was primarily due to higher capital expenditures related to our new manufacturing facility in Malaysia and cash paid in connection with our acquisitions of Orosound and AudioSourceRE in April 2026.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2026, was $13.8 million, compared to net cash provided by financing activities of $5.4 million for the six months ended June 30, 2025. This increase was primarily due to an increase in the amount of proceeds from the issuance of Series D-1 Preferred Stock.

Comparison of the Years Ended December 31, 2025 and 2024

Operating activities

Net cash provided by operating activities for the year ended December 31, 2025 was $0.6 million, compared to net cash used in operating activities of $24.5 million for the year ended December 31, 2024. Operating cash flow used during the year ended December 31, 2025 was related to the cash components on our net loss, and the decrease in cash used was primarily driven by significantly higher revenue following the acquisition of our sensors business and favorable changes in working capital, including increases in accounts payable of $12.4 million and reductions in inventory and accounts receivable totaling $12.9 million, partially offset by our net loss, and continued investments in research and development and operating infrastructure.

Investing activities

Net cash used in investing activities for the year ended December 31, 2025 was $8.7 million, representing a net decrease in cash usage of $49.0 million, or approximately 85%, as compared to net cash used in investing activities of $57.8 million for the year ended December 31, 2024. This decrease in cash used was primarily driven by the absence of acquisition-related cash outflows in the year ended December 31, 2025, as we paid $57.6 million, net of cash acquired, in connection with the acquisition of our sensors business in the year ended December 31, 2024. This favorable change was partially offset by an increase in capital expenditures as we invested in property and equipment to support the manufacturing operations of our sensors business and infrastructure investments during the year ended December 31, 2025.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2025 was approximately $13.0 million, representing a decrease of $91.0 million, or approximately 88%, as compared to net cash provided by financing activities of $104.0 million for the year ended December 31, 2024. This decrease was primarily driven by lower proceeds from debt and equity financings in 2025 compared to 2024, when we completed significant financing transactions in connection with the acquisition of our sensors business, including entry into the 2024 Term Loan and 2024 Seller Note.

Non-GAAP Financial Measures

In addition to considering a variety of measures in accordance with GAAP, our management team also monitors non-GAAP financial measures to assess performance of our business. We use non-GAAP Gross Profit, non-GAAP Segment Gross Profit, and Adjusted EBITDA as supplemental measures to monitor and evaluate our financial results and operational performance.

We define non-GAAP Gross Profit and non-GAAP Segment Gross Profit as our gross profit adjusted to exclude expenses not directly attributable to gross profit, such as amortization of acquired intangible assets and inventory fair value adjustments. Inventory fair value adjustments reflect the elimination of the excess of fair value of acquired inventory over its cost basis. We define Adjusted EBITDA as our net loss adjusted to exclude expenses not directly attributable to the performance of our operations, such as income taxes, interest income and expense, depreciation and amortization, inventory fair value adjustments, stock-based compensation, severance costs, impairment of property and equipment, and transaction costs.

We believe that these non-GAAP financial measures provide useful information to users of our financial statements in understanding and evaluating our results of operations in the same manner as our management team. In particular, we believe that these metrics offer users additional tools to analyze various elements of our operational performance through time by excluding items that vary for reasons unrelated to operating performance. We believe the presentation of non-GAAP Gross Profit, non-GAAP Segment Gross Profit, and Adjusted EBITDA in this prospectus provides investors with additional tools to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors. However, our calculation of these non-GAAP measures may not align with similarly titled measures presented by other companies due to differences in the way that these measures are calculated, limiting comparability across companies.

Non-GAAP Gross Profit, non-GAAP Segment Gross Profit, and Adjusted EBITDA have limitations and should not be considered as the sole measures of our performance and should not be considered in isolation from, or as a substitute for, gross profit and net loss calculated in accordance with GAAP.

Some of these limitations are that non-GAAP Gross Profit, non-GAAP Segment Gross Profit, and Adjusted EBITDA (i) do not reflect income taxes, which are necessary costs incurred in connection with our operations and reduce cash available to us, (ii) exclude depreciation and amortization, and although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements, (iii) do not reflect stock-based compensation expenses, which represent a significant cost of attracting and retaining qualified employees, and excluding them may underestimate the true economic cost of our workforce, (iv) exclude equity-based payments to non-employees, (v) do not reflect integration-related costs which include severance costs associated with reductions in force, (vi) exclude transaction related costs which represent non-recurring professional fees for advisory, legal, accounting, valuation, and other professional or consulting services incurred related to acquisitions, (vii) exclude impairment expense, which represents non-cash write-downs of long-lived assets, (viii) exclude inventory fair value adjustments, which represent a non-cash acquisition-related impact, and (ix) exclude warrant valuation costs, which represent the mark-to-market valuation of liability-classified warrants.

Because of these limitations, we consider, and you should consider, non-GAAP Gross Profit, non-GAAP Segment Gross Profit, and Adjusted EBITDA alongside other financial performance measures, including gross profit and net loss and our other GAAP results. A reconciliation of our non-GAAP Gross Profit to gross profit and Adjusted EBITDA to net loss, which are the most directly comparable financial measures stated in accordance with GAAP, is provided below. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of the non-GAAP financial measure to their most directly comparable GAAP financial measure.

The following tables reconcile the most directly comparable GAAP financial measure to each of the non-GAAP financial measures presented.

Non-GAAP Gross Profit

For the six months ended June 30, 2026 (in thousands):

	AI	Digital Sensors	Analog Sensors	Consolidated
Segment gross profit (loss)	$3,723	$23,638	$(3,524)	$23,837
Add:
Amortization of acquired intangible assets	901	350	234	1,485
Non-GAAP Segment Gross Profit (Loss)	$4,624	$23,988	$(3,290)	$25,322

For the six months ended June 30, 2025 (in thousands):

	AI	Digital Sensors	Analog Sensors	Consolidated
Segment gross profit (loss)	$4,134	$23,604	$(2,003)	$25,735
Add:
Amortization of acquired intangible assets	718	331	253	1,302
Inventory fair value adjustment	—	4,054	2,906	6,960
Non-GAAP Segment Gross Profit (Loss)	$4,852	$27,989	$1,156	$33,997

For the year ended December 31, 2025 (in thousands):

	AI	Digital Sensors	Analog Sensors	Consolidated
Segment gross profit (loss)	$6,524	$51,792	$(4,819)	$53,497
Add:
Amortization of acquired intangible assets	1,435	660	510	2,605
Inventory fair value adjustment	—	4,054	2,906	6,960
Non-GAAP Segment Gross Profit (Loss)	$7,959	$56,506	$(1,403)	$63,062

For the year ended December 31, 2024 (in thousands):

	AI	Digital Sensors	Analog Sensors	Consolidated
Segment gross profit (loss)	$5,653	$658	$52	$6,363
Add:
Amortization of acquired intangible assets	1,435	—	—	1,435
Inventory fair value adjustment	—	743	34	777
Non-GAAP Segment Gross Profit (Loss)	$7,088	$1,401	$86	$8,575

Adjusted EBITDA

For the six months ended June 30, 2026 and 2025 and years ended December 31, 2025 and 2024 (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025	2024
Net loss	$(30,613)	$(25,289)	$(60,885)	$(25,701)
Add:
Provision for (benefit from) income taxes	694	2,296	5,764	(397)
Interest and other expense (income), net	9,359	3,353	10,840	(120)
Depreciation of property and equipment	3,933	4,664	9,058	343
Amortization of intangible assets	1,542	1,368	2,727	1,565
Inventory fair value adjustment	—	6,960	6,960	777
Stock-based compensation expense	119	268	472	890
Equity-based payment to customer	177	—	1,786	—
Severance costs	—	—	1,339	—
Impairment of property and equipment	—	—	5,855	—
Transaction costs	360	—	281	6,174
Adjusted EBITDA	$(14,429)	$(6,380)	$(15,803)	$(16,469)

Off-Balance Sheet Arrangements

We rely on third-party foundries for all wafer fabrication, as well as other third-party providers for certain semiconductor assembly, testing, and packaging services. In connection with the acquisition of our sensors business in December 2024, we entered into a supply agreement with one of our foundry partners that includes non-cancelable purchase commitments. As of June 30, 2026 and December 31, 2025, our future minimum purchase obligation under this non-cancelable agreement was approximately $33.6 million and $54.1 million, respectively.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest rate risk

Our assets have limited exposure to interest rate risk. As of June 30, 2026 and 2025 and December 31, 2025 and 2024, we maintained a portfolio of cash and cash equivalents in interest-bearing accounts. Certain interest rates are variable and fluctuate with current market conditions, however, we would not expect a sudden change in market interest rates would have a material impact on our financial condition or results of operations.

Foreign currency exchange risk

Operating in international markets involves exposure to possible volatile movements in currency exchange rates. A majority of our sales and expenses are transacted in U.S. dollars and our assets and liabilities, together with our cash holdings, are predominantly denominated in U.S. dollars reducing the exposure to currency fluctuations. Due to our international operations, a portion of our cost of sales and operating expenses is denominated in currencies other than the U.S. dollar, principally the Malaysian Ringgit, Chinese RMB, South Korean Won, and the Taiwanese dollar. Our international operations give rise to transactional market risk associated with exchange rate movements of the U.S. dollar, Malaysian Ringgit, Chinese RMB, South Korean Won, and the Taiwanese dollar.

If the volume of our international operations increases and foreign currency exchange rates change, the impact to our consolidated statements of operations could be significant and may affect the comparability of our operating results. Foreign currency losses were $2.5 million during the year ended December 31, 2025 and were not material for the year ended December 31, 2024. Foreign currency losses were $0.6 million during the six months ended June 30, 2026, and foreign currency gains were $0.9 million during the six months ended June 30, 2025. We do not believe a 10% increase or decrease in foreign exchange rates would have resulted in a material impact to our financial condition or results of operations.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments in applying our most critical accounting policies that can have a significant impact on the results we report in our financial statements. On an ongoing basis, we re‑evaluate all of our estimates, including those related to the areas described below. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions as additional information becomes available in future periods.

We believe the following are the more significant judgments and estimates used in the preparation of our consolidated financial statements. We have other significant accounting policies that do not generally require subjective estimates or judgments or would not have a material impact on our results of operations. Our significant accounting policies are described in Note 2 to the consolidated financial statements included within this prospectus.

Business combinations

For business combinations, we allocate the acquisition consideration to the assets acquired and liabilities assumed at fair value as of the acquisition date. Any excess of the consideration transferred relative to the fair value of the net assets acquired is accounted for as goodwill. During the measurement period, which is up to one year from the acquisition date, we may adjust provisional amounts that were recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

Determining the fair value of non-cash consideration, assets acquired, and liabilities assumed requires management to make significant judgments and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and selection of comparable companies. For the acquisition of our sensors business from Knowles Corporation, we utilized the relief from royalty and return on assets methods for developed technology, the comparative sales approach to determine the fair value of acquired inventory, and various appraisal techniques, including a cost approach and a market approach, to determine the fair value of acquired property and equipment. A number of assumptions and estimates were involved in the application of these valuation methods, including revenue forecasts, costs of revenue, estimated obsolescence, tax rates, capital spending, discount rates, market royalty rates, and working capital changes. Changes in these estimates and assumptions could materially affect the allocation of purchase consideration among acquired assets and liabilities and, consequently, the amounts recorded for goodwill and intangible assets.

For the acquisition of Orosound, we utilized the multi-period excess earnings method for developed technology and customer relationships, and various other appraisal techniques, including a cost approach related to contributory asset charges. A number of assumptions and estimates were involved in the application of these valuation methods, including revenue forecasts, costs of revenue, estimated obsolescence, tax rates, discount rates, and working capital changes, among others. The fair value of the Junior Preferred Stock issued as consideration was estimated using a probability-weighted expected return method, which incorporated an option pricing model and common stock equivalent method, allocating the estimated implied equity value to the Junior Preferred Stock. Changes in these estimates and assumptions could materially affect the allocation of purchase consideration among acquired assets and liabilities and, consequently, the amounts recorded for goodwill and intangible assets.

Common stock valuation

Because there is no public market for our common stock, our board of directors estimates the fair value of our common stock at each grant date of stock-based awards in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We have historically utilized a valuation methodology that incorporates company-specific assumptions, including consideration of recent arm’s-length transactions in our securities, the rights and preferences of preferred stock relative to common stock, lack of marketability, operating results and projections, and the probability and timing of potential liquidity events.

Beginning in March 2026, we began utilizing the probability weighted expected return method (“PWERM”) to estimate the fair value of our common stock. Under the PWERM, we estimate the value of our common stock based on a forward-looking analysis of discrete potential future outcomes, such as an initial public offering or continued operation as a private company, and assign probabilities to each outcome based on management’s expectations as of the valuation date. The value of our common stock under each outcome considers, as applicable, the enterprise value implied by the outcome, the rights and preferences of our equity securities, the expected timing of the outcome, and discounts for lack of marketability.

These valuations require significant judgment and are based on management’s estimates of our business condition, prospects, and expected future performance at the valuation dates.

The fair value of each RSU granted with both service and performance conditions is equal to the fair value of our common stock at the date of the grant. We estimate fair value of RSU awards that contain a market condition using a Monte Carlo simulation model, which incorporates the probability that the market condition will be achieved. RSUs issued under the Syntiant Corp. 2017 Equity Incentive Plan (the “2017 Plan”) are generally subject to two vesting conditions, which must both be met for vesting to occur: a service-based requirement and a liquidity event requirement, which will be met within six months of this offering. Certain RSU awards issued to our executives under the 2017 Plan contain both a liquidity event requirement and a milestone requirement based on the achievement of market capitalization thresholds ranging from $1.5 billion to $3.5 billion, both of which must be met within five years of the grant date for the awards to vest, which are subject to the applicable executive officer’s continued service through the milestone achievement date. The achievement of the liquidity event is a performance-based vesting requirement and is not probable for accounting purposes until the event occurs. Once the liquidity event performance-based condition is satisfied, we will recognize cumulative stock compensation expense using the graded vesting method for RSUs where the service-based condition has been satisfied. As of June 30, 2026 and December 31, 2025, the total unrecognized stock-based compensation cost related to unvested RSUs was $102.7 million and $46.7 million, respectively, which in each case will be expensed when both vesting criteria are met.

Junior Preferred Stock

In connection with our April 2026 acquisition of Orosound, a portion of the consideration transferred consisted of shares of our Junior Preferred Stock, a newly created class of stock. Because there is no public market for our equity securities, determining the fair value of the Junior Preferred Stock issued as consideration required significant judgment. We estimated its fair value using a probability-weighted expected return method, which incorporated an option pricing model and common stock equivalent method to allocate our estimated implied equity value to the Junior Preferred Stock. This valuation relied on assumptions including our estimated equity value, the rights and preferences of the Junior Preferred Stock relative to our other equity securities, and the probability and timing of potential liquidity events. This valuation requires significant judgment and is based on estimates of our business condition, prospects, and expected future performance at the valuation dates.

Long-lived asset impairment

We review the carrying values of our long-lived assets, including intangible assets with finite lives, for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Indicators that may trigger an impairment review include significant under-performance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or our overall business strategy, and significant negative industry or economic trends. If a triggering event occurs, we evaluate the recoverability of the asset group by comparing the sum of undiscounted future cash flows from the use and eventual disposition of the asset group to its carrying amount. If the carrying amount exceeds the sum of these undiscounted cash flows, an impairment loss is recognized equal to the excess of the carrying value of the asset group over its estimated fair value. During the year ended December 31, 2025, we identified certain construction in progress assets that would no longer be placed into service for their intended use. As such, we recorded a loss on impairment of those assets of $5.9 million in our consolidated statement of operations for the year ended December 31, 2025. No impairment losses were recognized during the six months ended June 30, 2026.

Recently Issued Accounting Standards

Refer to Note 2 to the consolidated financial statements and notes thereto that appear elsewhere in this prospectus for information on recently issued accounting standards.

Controls and Procedures

We are not currently required to comply with all the provisions of the Sarbanes-Oxley Act. Our management will be required to certify as to the effectiveness of our internal control over financial reporting in our second annual report on Form 10-K following consummation of this offering. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company will our independent registered public accounting firm be required to provide an attestation report on the effectiveness of our internal control over financial reporting. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement. However, we do have internal controls designed to address key areas of financial reporting risk.

Emerging Growth Company Status

We are an emerging growth company as defined in the JOBS Act, and, for so long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that would have been applicable were we a public company that was not an emerging growth company. Such exemptions include, but are not limited to, the exemption to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and the exemption from holding stockholder non‑binding advisory votes on executive compensation or golden parachute arrangements not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company and may take advantage of these exemptions until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b‑2 under the Exchange Act, which would occur if the market value of our common stock held by non‑affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non‑convertible debt securities during the prior three‑year period.

BUSINESS

Overview

Syntiant is a semiconductor and software company focused on enabling Physical AI, which we define as on-device sensing and neural inference that allow devices to perceive, process, and respond to real-world inputs. We provide a full-stack, ultra-low-power platform that combines purpose-built NDPs, high-performance sensing, and optimized AI models and tools, enabling customers to deploy intelligent features locally at the point of interaction while using the cloud selectively for training, orchestration, and software upgrades. Our technology has been deployed across a range of devices, from earbuds and wearables to industrial systems and automobiles. As of June 30, 2026, our AI technology had been deployed in tens of millions of devices globally, and our SiSonic sensor products had shipped in more than 25 billion units. We believe this deployed base provides customer validation, commercial access, and a foundation for expansion into next-generation Physical AI applications.

We believe Physical AI represents a natural evolution in how intelligence is deployed, driven by advances in neural network efficiency, purpose-built low-power inference hardware, and the proliferation of natural user interfaces across consumer, automotive, industrial, and medical devices. These advances have made it increasingly practical to run continuous, real-time inference directly on endpoint devices, enabling always-on responsiveness, low-latency interaction, and privacy-preserving local processing within power budgets that were not achievable until recently. While cloud infrastructure remains well-suited for training, orchestration, and software upgrades, its latency, connectivity, and cost characteristics are increasingly misaligned with the performance requirements of many endpoint applications. We believe this shift is expanding the range of AI-enabled applications and increasing demand for purpose-built platforms capable of delivering continuous intelligence directly on-device. A third-party consulting firm estimates that Physical AI will unlock a global market of approximately $490 billion by 2030, and we estimate our total addressable market within Physical AI will reach $23 billion by 2030, representing a CAGR of 29% from 2025 to 2030.

We believe our differentiation is rooted in our ability to deliver ultra-low-power, always-on neural inference on streaming inputs in power-constrained devices, where inference is the primary workload. Our full-stack hardware and software platform helps customers reduce dependence on cloud inference infrastructure, accelerate time to market, and lower power consumption without sacrificing responsiveness. Our established sensor business provides existing customer relationships that we are leveraging to expand across audio, vision, and multi-modal Physical AI use cases.

We market and sell our products through an experienced global sales organization that supports customers from initial design engagement through qualification and volume production. Once a design opportunity is won, our products are embedded in a customer’s product architecture, creating meaningful switching costs and supporting follow-on opportunities across successive product generations. Following the acquisition of the CMM business from Knowles Corporation in December 2024, we significantly expanded our commercial organization, which supports global tier 1 brands, OEMs, ODMs, module providers, and other ecosystem partners across consumer, automotive, medical, and industrial end markets.

Industry Overview

Significant Growth of Physical AI

AI has become one of the most transformative technologies of the modern era, permeating virtually every sector of the global economy. While many AI applications today run primarily in the cloud, the technology is increasingly moving closer to where it is used, embedded in physical systems that interact directly with the real world. This trend is referred to as Physical AI and spans numerous end markets including automotive, industrial automation, logistics, humanoid and service robotics, aerospace and defense, healthcare, and smart homes.

Physical AI has gained traction in everyday applications, such as earbuds, smart speakers, medical devices, autonomous vehicles, and early industrial robots. According to a third-party consulting firm, the number of connected devices is expected to reach 25 billion by the end of 2026, and many of these devices are candidates for on-device sensing and AI processing. However, we believe this is just the beginning for Physical AI. We believe the market is poised to expand into increasingly complex applications, including humanoids and advanced industrial robots designed to operate in unstructured and dynamic environments.

Physical AI represents the next evolution of AI, shifting from cloud-based models to embedded, real-time intelligence across devices, environments, and interactions.

Key Drivers of Physical AI Adoption

Physical AI is transforming machines from passive tools to reactive partners that can hear, see, and act with immediate precision. Below are some of the key end-market drivers leading to adoption of Physical AI:

Natural voice and conversational AI interfaces: Voice provides a natural, intuitive, and hands-free way for users to interact with AI assistants and large language models through everyday devices. These interactions increase the importance of Physical AI systems that can accurately capture speech, infer intent, and support responsive on-device processing in real time.

Acoustic scene intelligence: In complex real-world sound environments, Physical AI systems can identify relevant sound, suppress unwanted background noise, and continuously adapt to changing acoustic conditions. We expect this to drive adoption in hearing aids, earbuds, headsets, and other communication systems where specific sound detection and speech intelligibility is critical in settings such as crowded rooms, road noise, and drive-through customer interactions.

Computer vision and spatial awareness: Vision extends Physical AI beyond audio, enabling real-time understanding of objects, environments, and human activity across edge devices. As adoption grows across smart cameras, access control, and consumer electronics, we expect demand to increase for always-on, ultra-low-power vision processing that can deliver contextual awareness without reliance on the cloud.

Continuous health monitoring: Wearables and medical devices are transitioning from simple trackers to “active guardians” by continuously analyzing biometric data. From everyday examples such as sleep patterns and blood sugar analysis to more serious alerts such as heart arrhythmia, Physical AI devices can trigger emergency responses.

Industrial monitoring and predictive maintenance: On high-speed manufacturing lines, Physical AI devices allow cameras and other sensors to act as expert inspectors, helping identify microscopic flaws on assembly lines at high speeds that are impossible for human inspectors to detect or systems that rely on outside processing.

High-speed autonomy: In dynamic environments such as homes, busy streets, industrial warehouses, and manufacturing floors, autonomous machines such as robots, drones, and vehicles must make decisions at high speeds, processing significant amounts of sensor data in milliseconds.

System Drivers of Physical AI

Historically, the majority of AI compute has been addressed by centralized cloud infrastructure, which offers vast compute and storage capacity and ample electricity supply. In recent years as AI has moved from compute-heavy training to inference workloads, the cloud-centric AI delivery model has shown significant limitations for Physical AI users.

The combination of the below factors has fueled a push to move AI inference directly onto physical devices rather than relying solely on remote cloud infrastructure.

•
Latency: Transmitting continuous streams of sensor, audio, and video data to remote data centers introduces latency that may be prohibitive for time-critical applications. For instance, a noise-cancellation algorithm that waits for a roundtrip to the cloud would not be useful for the real-time end user.
•
Energy efficiency: Streaming data from physical devices, oftentimes in raw sensor form, leads to significant consumption of networking and compute energy in the cloud infrastructure.
•
Cost: Each additional query or prompt typically incurs incremental compute and energy costs when processed in the cloud, and must be transmitted back and forth with additional cost. On-device AI fundamentally shifts this cost structure, since once neural processing silicon is deployed on-device, inference typically eliminates or greatly reduces incremental cloud usage fees.
•
Privacy and data governance: Transmitting, storing, and processing sensitive information in the cloud raises concerns about unauthorized access, data breaches, and compliance with data protection regulations. In applications such as health monitoring and home security, streaming raw biometric or video data to a remote server may create unacceptable exposure to potential violations of data protection laws and regulatory frameworks.
•
Connectivity constraints: Many of the environments where AI is most needed, such as moving vehicles, remote infrastructure, or wearable devices in a remote area, cannot guarantee a persistent, high-bandwidth, low-latency connection to the cloud. In the event of network unavailability, cloud-dependent functionality may be interrupted or degraded, which can be unacceptable for certain time-critical or safety-relevant use cases.
•
Bandwidth limitations: Sending large volumes of data to the cloud for processing may overwhelm available bandwidth as the number of devices in the real-world grows. At scale, this could create substantial congestion, degrade performance, and impact other critical workloads.

Growth of Physical AI Models and Applications

The AI that captures public imagination, such as chatbots, image generation, and other large language models, represents only the current most visible layer of a much larger market potential. Beneath the surface, Physical AI relies on a broad ecosystem of specialized, on-device models that sense, filter, and interpret real-world signals, as depicted below. As these local intelligence capabilities enable AI systems to perceive their surrounding environment, they enhance the quality, relevance, and responsiveness of higher level conversational and generative AI experiences.

•
Signal conditioning and enhancement: Cleaning real‑world sensor inputs to isolate relevant signals under variable and noisy conditions.
o
Examples: active noise cancellation, acoustic echo cancellation, microphone beamforming.
•
Event and presence detection: Identifying meaningful events or human activity within continuous sensor streams to trigger system actions.
o
Examples: voice activity detection, anomalous sound detection such as glass break, alarms, or impact events, Human Presence Detection.
•
Always‑on wake word and keyword detection: Ultra‑low‑power, local recognition of predefined trigger phrases without reliance on cloud connectivity.
o
Examples: wake word engines, keyword spotting.
•
On‑device speech recognition and interpretation: Local decoding of spoken input into text or structured commands for voice‑driven interfaces, without requiring continuous cloud inference.
o
Examples: Automatic Speech Recognition, on‑device voice command recognition.
•
Vision and situational awareness: Interpreting environmental context using image or related sensors to detect motion, presence, or user intent.
o
Examples: visual wake‑on‑motion, gesture recognition, fall detection.

•
Mechanical and inertial monitoring: Continuous analysis of vibration and motion signals to identify abnormal behavior or early indicators of failure.
o
Examples: vibration‑based anomaly detection, inertial sensing for condition monitoring.
•
Physiological signal interpretation: Extracting meaningful information from noisy biosignals in wearable or constrained devices.
o
Examples: heart rate and rhythm detection, activity classification, physiological trend monitoring.

These less-visible tasks are focused on working with on-device sensors such as microphones, image sensors, and inertial sensors to clean incoming signals and provide intelligence for multiple different applications. These Physical AI tasks are characterized by continuous operation, streaming sensor inputs, deterministic response requirements, and strict power constraints, which differentiate them from cloud-centric AI tasks.

Physical AI deployments often combine cloud-based development and orchestration with specialized on-device inference engines. A key attribute of Physical AI is connecting these layers by enabling continuous, low-power AI inference directly on-device, while interoperating with cloud-based tooling for model development and software model upgrades.

For example, in applications such as smart glasses, Physical AI platforms can complement cloud-based LLMs by cleaning audio and video signals and extracting key features from microphone or camera instead of streaming raw signals. This can reduce bandwidth, preserve battery, and improve privacy by keeping raw sensor data local. The cloud LLM layer can then handle heavy reasoning, answer complex questions, and generate responses, while working with clean structured inputs rather than fighting noise. In practice, Physical AI can make cloud AI faster and more accurate.

Illustrative Sensor Processing Chain

Below is a diagram of an illustrative audio processing chain that would be used to enable a conversational LLM to function in an extremely noisy environment, spanning from raw sound capture through increasingly complex AI enabled functions that extract structure, meaning, and intent from real-world signals. In this case, a significant amount of AI inference is being performed on-device, including signal conditioning, event recognition and speech recognition. Depending on the use case, the signal may either be further processed on-device for complex speech recognition and language understanding or be sent to the cloud.

Historically these on-device functionalities such as signal conditioning and sound detection have been addressed by conventional, non-AI algorithms. These solutions typically followed fixed rules and worked reasonably well in controlled predictable environments but came up short in complex, everyday situations. For instance, traditional signal processing approaches generally achieve limited noise suppression under real-world conditions, particularly when background noise is non-stationary or highly variable. In contrast, AI-based deep neural network approaches can model complex, time-varying noise characteristics and demonstrate substantially greater noise suppression in practical deployments, suppressing non-stationary noise sources. This difference can translate to significant perceptual improvements for human communication in everyday noisy environments.

Challenges of Enabling AI Directly on Physical Devices

Running AI-based neural networks continuously is far more computationally demanding than running conventional algorithms, especially when performed on conventional processors such as MCUs and DSPs. This strain can result in significant performance challenges for physical devices such as:

•
Power consumption: Optimizing power consumption is a fundamental challenge for physical devices, especially battery-powered systems. This challenge is significantly amplified as the need for AI compute increases.

•
Suboptimal on-device models: Many of today’s AI models are designed to run in the cloud, processing large batches of data, and are not optimized to run workloads on small battery-powered devices. The Physical AI landscape spans a wide range of use cases and environments, necessitating a diverse set of models, and while many demonstration models are available, relatively few have been optimized for production deployment.
•
Device Size: Physical devices are physically size-constrained and are limited in battery capacity, making integrating and operating compute-intensive workloads challenging.

The evolution of AI-optimized compute in physical devices mirrors the progression of AI compute in cloud-based environments. As AI workloads in the cloud expanded, the industry increasingly adopted more specialized architectures such as GPUs as opposed to general-purpose CPUs to improve the performance and efficiency of AI processing. We believe the physical device market is also poised to transition beyond general purpose processors such as MCUs, DSPs, and application processors to neural processors just as the cloud went to GPUs.

The Syntiant Full-Stack Platform

Building on years of experience with a focus on addressing AI inference challenges in battery-powered devices, we have developed and deployed a full-stack Physical AI compute platform based on three critical pillars:

•
Our Neural Decision Processors that are designed to solve the constraints of Physical AI;
•
Our SiSonic Sensors that act as the perceptual front-end sensors to audio signals and can be tightly integrated with our NDPs; and
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Our AI Software Models for Physical AI that act as the intelligence layer and are optimized to run in constrained environments.

Depending on the application, customers may adopt our neural processors, AI models, and sensing products independently or in combination. We support customers that deploy only neural processors, only AI software models, and only sensors, as well as customers that deploy full-stack solutions combining two or all three components.

Our Platform Advantage

Our NDPs, sensors, and AI software models form three foundational pillars of a full-stack platform, with each layer purpose-built and designed to work seamlessly together. Our comprehensive approach can shorten our customers’ time to market and reduce the engineering effort required for customers to integrate hardware, software, and models sourced from multiple suppliers or to develop and optimize these components internally.

Our platform also aims to enable more predictable performance and behavior across applications, which we believe accelerates product qualification and commercialization. Because our models are developed in close alignment with our processor architecture and sensing inputs, customers can deploy production-ready inference workloads without extensive retraining, re-optimization, or hardware specific adaptation. In addition, our sensor portfolio and deployment history help to reduce qualification risk and support faster transitions from prototype to volume manufacturing.

We designed and developed the architecture of our NDPs internally and continue to design and develop new NDPs and SoC products internally. NDPs are implemented in silicon by third-party foundries using intellectual property licensed from third parties, including CPU and GPU cores, interface controllers, and memory libraries, among other functional intellectual property blocks as is customary in the semiconductor industry. We develop most of our AI models internally. Our AI models are trained using our proprietary training data, in-licensed third-party training data, or our customers’ training data, depending on each customer’s specific application requirements. We collaborate with third parties to develop inference model SDKs enabling customers to develop and optimize our AI models for deployment on different hardware platforms. In addition, we collaborate with third parties to provide edge processing system-on-modules AI solutions for voice, vision, gesture, and other applications, which typically include a Syntiant NDP, host MCU, one or more Syntiant microphones among other sensors, and an interface for integration with a host device.

Our Technology

Syntiant Core™

The Syntiant Core is the custom-built neural engine for high-performance efficient processing of neural networks within power and size constrained environments. It is the primary building block of the Syntiant NDPs. We purpose-built these processors for continuous neural inference on inputs such as audio, vision, and other sensor data.

Unlike general-purpose MCU- or MPU-centric architectures that rely on frequent data movement between compute and memory, Syntiant Core uses an at-memory compute architecture where neural network inference is performed directly alongside on-chip SRAM, eliminating the costly data movement between storage and compute units. This enables both very high MAC utilization and ultra-low power achieving milliwatt-level power consumption with high throughput.

As a result, our processors are designed to enable always-on operation at power levels suitable for battery-powered and thermally constrained devices. This allows customers to deploy neural inference locally without sacrificing responsiveness, privacy, or device lifetime.

The Syntiant Core makes up the cornerstone of our NDP processors and is paired with an integrated companion DSP and MCU for feature extraction and management while the Syntiant Core performs the majority of the neural processing. The architecture also includes features that we designed to exploit common characteristics of device AI neural workloads. For example, some models may have zero-valued activations which Syntiant Core processors can detect to avoid unnecessary computations, increasing throughput and reducing energy consumption. In addition, inference on time-series streaming inputs may involve intermediate results from prior inference steps that Syntiant Core will automatically reuse, minimizing computation and energy consumption at each time step. These techniques improve efficiency for always-on inference applications.

We have iteratively refined our at-memory neural processor architecture over successive generations of NDP products using feedback from deployed customer models and real-world workloads. Across these generations, we have enhanced concurrency, memory bandwidth, kernel scheduling efficiency, and support for a broader range of neural network layer types and data formats. These improvements are reflected in measured gains in throughput per clock cycle and energy efficiency when compared to general purpose architectures.

Based on internal benchmarking of representative production models, our NDPs can deliver meaningful improvements in effective throughput and energy efficiency relative to certain general-purpose MCU+NPU architectures while operating at sub-milliwatt power levels suitable for continuous use. For instance, in representative workloads with certain specified parameters, Syntiant Core 2 has shown approximately 7.4x higher MAC efficiency and 5.9x higher energy efficiency than an Arm Cortex-M85 + Ethos-U55 baseline in word detection, and 11.8x higher MAC efficiency and 4.9x higher energy efficiency in noise reduction. Our

NDPs aim to deliver efficiency advantages versus MCU+NPU architectures, while operating at sub-milliwatt power levels suitable for continuous, always-on use.

Syntiant Core 2 Advantage Over ARM M85 + U55 Configuration

Source: Syntiant Internal Benchmarking Data (Syntiant Core 2 vs Arm M85 + U55), 2026. Based on internal benchmarking of representative production models, including a 260k‑parameter keyword detector, a 590k‑parameter noise‑reduction model to compare the Syntiant Core 2 in the NDP120 operating at 21.5 MHz with 32 MAC in a 40nm process with an Arm Cortex M85 + Ethos U55 MCU+NPU platform implemented on a Renesas RA8P1 1 GHz M85 + 500 MHz U55 256 MAC neural coprocessor in 22nm. The Renesas device is referenced solely as the test vehicle for this representative MCU+NPU configuration. MAC efficiency reflects normalized multiply‑accumulate throughput, and energy efficiency reflects measured power consumption and is not normalized for process‑node differences.

The Syntiant Core architecture is implemented using fully digital standard CMOS logic and does not rely on analog or process-specific circuit elements. As a result, our neural processors can be manufactured in any standard CMOS process technology, which facilitates product development.

SiSonic Sensors

We have designed Syntiant SiSonic MEMS microphones and vibration sensors to combine compact size, high performance, mechanical robustness, and low power operation. Our sensor capabilities are based on patented MEMS structures and packaging technologies that support compact sensor designs with high performance and durability, together with proprietary circuitry and advanced ASIC technology designed to enable low power operation while maintaining performance. We continue to develop AI device specific sensor and system level optimizations intended to reduce power consumption, system size, and improve overall performance.

In 2024, we completed the acquisition of the CMM business from Knowles Corporation, which included the SiSonic product line and associated manufacturing, engineering, and customer relationships. Following the acquisition, shipments of SiSonic sensors have continued as part of Syntiant’s sensor product offerings, supporting ongoing customer programs and maintaining continuity of supply to the market. SiSonic MEMS microphones were among the first commercially deployed MEMS microphones, with initial products introduced in 2003 and used in early slim mobile handset designs. Since that time, more than 25 billion SiSonic sensors have shipped cumulatively across a range of consumer, automotive, and industrial applications.

Syntiant AI Software Models, Modeling Platform, and Inference Software Development Kit

We have designed our AI software models and modeling platform to reduce customer effort and accelerate time to production by delivering advanced device-level AI behaviors for sound, language, vision, and other sensor inputs and outputs. Our approach is focused on enabling levels of inference capability typically associated with server-based AI applications to be deployed directly within small, power-constrained AI devices.

We have developed and validated our models specifically for environments that require compact, predictable solutions optimized for strict power and memory limits. We have designed our AI software models to operate with reduced computational and memory requirements compared to many conventional approaches, which can support always-on real-time inference usage in AI devices. This enables system designers to implement advanced AI functionality locally, rather than relying on continuous connectivity to cloud infrastructure.

Our Syntiant Modeling Platform combines our proprietary data sets, subject matter expertise, and domain-specific and domain-independent optimization techniques, developed over multiple product generations and supported by deployed systems. This platform enables efficient development, optimization, and deployment of compact device AI models using standardized workflows.

Our Syntiant Inference SDK is designed to provide the on-target runtime and integration layer that enables Syntiant’s AI models to run across heterogeneous processing platforms, from DSPs, CPUs, and GPUs to advanced neural accelerators, using a portable runtime with target-specific acceleration backends. It supports tasks such as loading models, configuring inputs from microphones and sensors, interfacing with host processors, and managing inference results. Our portable runtime supports concurrent execution of multiple models and includes both target-specific and target-independent optimizations, such as sparsity and selective execution. This portability enables Syntiant to develop an AI model and deploy it across many different supported accelerators, which supports scaling of Syntiant’s software business.

Our Products

Syntiant Core

Neural Decision Processors (NDPs)

Our NDPs are specialized low-power processors that productize the Syntiant Core neural processing architecture into deployable devices for embedded Physical AI systems. We analogize our NDPs’ position in the Physical AI market to purpose-built GPUs in the data center market, where CPUs and MCUs excel at control-oriented and sequential tasks while GPUs and NDPs are optimized for highly parallel, compute-intensive workloads.

Our processor portfolio includes three primary families of NDPs designed for sensing modalities and Physical AI workloads:

Syntiant Core NDP Products

Note: Future roadmap includes planned next generation (“ng”) and following generation (“nxt”) offerings.

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Audio and Sensor Processing (NDP100, NDP101, NDP115, NDP120): We have designed this family of NDPs for always-on audio and sensor-based Physical AI applications. We architected these processors to execute neural network models that analyze audio signals and other sensor inputs in real time within power-constrained embedded environments. Typical workloads include environmental noise correction, keyword detection, sound classification, contextual sensing, vibration interpretation, and other continuous neural applications across consumer electronics, IoT, medical, and industrial devices.
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Vision Processing (NDP200 and NDP250): We designed this family of NDPs, in addition to the audio interfaces in the one hundred family of devices, to support computer vision and image-based machine learning workloads in on-device Physical AI applications. We have designed these processors to execute neural network models used for tasks such as object detection, image classification, and visual event recognition. The processors in this family are intended for applications that incorporate camera or image sensors and require local inference capabilities, including consumer, automotive, and industrial Physical AI systems.
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Audio Processors: Our AISonic audio edge processors are optimized for machine learning, allowing for high compute and low power operation for voice activation, hands-free control, and contextual audio processing in a range of mobile devices, true wireless stereo headsets, portable speakers, TVs, and other IoT devices.
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SoC Products (Planned NDP3 family, including next generation and following generation products): We are developing a new SoC family of products that integrates neural processing with MCU functionality to support power-constrained, on-device Physical AI workloads. Our SoCs would expand usability by including a customer programmable general-purpose processor. These planned devices are being designed to reduce system complexity by consolidating compute, memory, and control functions within a single device. The architecture is intended to incorporate enhancements such as improved convolutional processing granularity, attention layer optimizations, audio regression and activation format optimizations, and support for additional concurrent model execution to improve performance and efficiency across a broader range of workloads. We expect these planned SoC products to further expand the performance and energy efficiency envelope of our Physical AI platform, enabling support for more complex models and workloads within on-device systems.

SiSonic Sensors

Our SiSonic MEMS-based microphones and vibration sensors form the front end of our Physical AI platform, capturing real-world audio and mechanical signals to enable always-on sensing and on-device intelligence. With over 25 billion units shipped to date, our sensors are deployed across diverse consumer, automotive, and industrial applications ranging from voice control and voice communication to full-fidelity audio capture.

Our SiSonic MEMS microphone product lineup includes digital and analog microphones and automotive-grade microphones. Our digital and low power sensor capabilities enable tighter integration with downstream neural processing and software, differentiating our offerings from standalone alternatives, and supporting our broader Physical AI platform strategy. Our microphones are sold both on a standalone basis and as part of our optimized Physical AI platform along with our NDPs and AI software models.

Together, our sensor offerings are organized into distinct product families that aim to address the requirements of consumer, automotive, and industrial Physical AI applications.

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Digital SiSonic MEMS Microphones: We designed our digital MEMS microphones to serve as primary sensing inputs for Physical AI systems across a range of end markets, including consumer, industrial, and connected device applications. We designed our digital solutions to deliver high signal fidelity, low latency, and robust performance in real-world operating environments.
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Analog SiSonic MEMS Microphones: Our analog MEMS microphone portfolio is intended to support established and legacy applications requiring cost-effective, reliable audio sensing solutions. These products are designed for broad compatibility across existing platforms.
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Automotive SiSonic MEMS Microphones: Our automotive-grade digital MEMS microphones are qualified to industry automotive standards and are designed for use in vehicle cabins and exterior environments. These microphones are used for hands-free communication, voice-enabled user interfaces, and noise suppression in applications where reliability and environmental robustness are required.

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V2S Vibration Sensors: We designed our vibration sensor products to capture mechanical and acoustic signals across a wide bandwidth and are used in consumer, automotive, and industrial systems. These sensors support applications such as sound detection, condition monitoring, and predictive maintenance in environments with high background noise or mechanical stress.

Our future sensor roadmap includes high-performance, high SNR, low-power, compact, and environmentally rugged microphones designed to support increasingly demanding Physical AI applications. Our sensor business is supported by an operating model that includes in-house design of key MEMS, ASIC, and packaging elements, as well as internally managed assembly, test, and global logistics operations. We believe this full-stack approach, combined with the breadth of our sensor portfolio and deployment history, creates a competitive strength.

Syntiant AI Software Models, Modeling Platform, and Inference Software Development Kit

Our AI model portfolio is organized into four product pillars that we designed for on-device deployment:

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Wake & classify: Working closely with sensors including microphones and vibration sensors, these models support always-on, low-power detection and classification with fast response and reduced cloud dependence. Includes: wake word detection, acoustic event detection (e.g., glass breakage, safety alarms, and nature sounds), voice activity detection, speaker validation, and customizable command recognition.
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Hear (enhance/separate): These models are designed to improve intelligibility and listening experiences through on-device audio processing and efficient execution. Includes: front-end microphone signal conditioning, direction of arrival detection, acoustic echo cancellation, adaptive beamforming, single-channel noise suppression, automatic gain control, environmental noise cancellation with integrated voice denoising, hybrid adaptive noise cancellation that adjusts in real time to user and environmental conditions, face-to-face hearing enhancement for in-person communications, personalized speech enhancement using neural voice extraction in both single and multi-speaker modes, and audio source separation enabling offline and real-time isolation of individual audio components from mixed recordings for music production, consumer audio products, and dialogue enhancement.
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Talk (on-device assistant): These models aim to deliver natural-language interaction locally with offline operation, privacy benefits from keeping data on-device, and consistent latency without cloud connectivity. Includes: a small language model capable of processing spoken natural-language input and generating device commands, structured tool invocations, text, and speech responses entirely on-device.
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See (detect/recognize/segment): These models enable real-time visual intelligence on-device with deterministic low latency and reduced reliance on cloud connectivity. Includes: object detection and identification across vehicles, people, pets, packages, and license plates, subclassification of detected objects, facial and license plate recognition, image segmentation and background analysis, intelligent video-conferencing features such as speaker tracking and detection tiling, and natural-language scene description.

Our Syntiant Modeling Platform provides the ability for customers to optimize models for their own applications through a single developer interface for data ingestion and management, labeling, annotation, model training, testing, and deployment. The platform currently supports development for vision and audio models, with support for customer training and optimization of natural language models, expanded physical model types, and multi-modal model development, including vibration, inertial, ultrasonic, radar, and other modalities. System developers can either export generic models for continued development in their own simulation environments, or export platform-optimized models for a specific hardware platform using Syntiant’s Inference SDK.

Our Syntiant Inference SDK is designed to enable customers to seamlessly integrate and deploy our AI models into their end products via a standardized, easy-to-use interface.

Our Market Opportunity

Our technology and product portfolio target several segments within the broader Physical AI ecosystem, including AI processors, MEMS microphones, and AI development tools and software models used for real-world Physical AI endpoints. In aggregate, we estimate that our total addressable market within Physical AI will grow from approximately $6 billion in 2025 to $23 billion in 2030 at a CAGR of 29%.

Estimated Physical AI Total Addressable Market

Graph created by Syntiant Corp. based on Gartner Research and Next Move Strategy Consulting. Calculations performed by Syntiant Corp. Source: Gartner Forecast: AI Processing Semiconductors, Worldwide, 2024-2030, 2Q26. Forecast: Semiconductors and Electronics, Worldwide, 2024-2030, 2Q26, Rajeev Rajput et al., 26 June 2026 Revenue basis.

Within our total addressable market, we are positioned to address several segments that are experiencing growth as AI capabilities expand into Physical devices.

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AI Processing Semiconductors: AI processors for Physical AI enable devices to execute machine learning inference locally without relying on centralized cloud computing resources. These include dedicated AI processors as well as general purpose processors with integrated AI acceleration and are used in applications requiring real-time analysis of sensor inputs, including audio processing, computer vision, and contextual awareness. Based on industry reports prepared by Gartner®, we estimate that the global market for our Physical AI processors will grow from approximately $3.7 billion in 2025 to $17.4 billion in 2030 at a CAGR of 36%, reflecting increasing deployment of AI capabilities in consumer devices, automotive systems, and industrial equipment. Our NDPs are designed to execute machine learning inference in embedded environments and address this Physical AI processor opportunity.
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AI Software Models for Physical AI: Software tools and machine learning models designed for deployment in embedded systems are an important component of Physical AI solutions. These models enable neural-based noise reduction and environmental awareness by continuously filtering, interpreting, and contextualizing real‑world audio, visual, and sensor inputs directly on-device. Building on this foundation, AI software models support event detection, including keyword detection, object detection, and recognition of physical events, enabling responsive and context-aware device behavior. Based on industry reports prepared by Next Move Strategy Consulting, we estimate that the market associated with our AI software models for edge applications will grow from approximately $665 million in 2025 to $2.8 billion in 2030 at a CAGR of 33%, as device manufacturers increasingly incorporate machine learning functionality into connected products.

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MEMS Microphones: MEMS microphones are widely used in consumer electronics and other connected devices to capture audio signals for voice interfaces and sound detection applications. These components serve as the primary sensing interface for many Physical AI applications that rely on continuous monitoring of environmental audio. Based on industry reports prepared by Gartner®, we estimate that the global market for our MEMS microphones will grow from approximately $2.1 billion in 2025 to $3.1 billion in 2030 at a CAGR of 9%, driven by increasing adoption of voice-enabled devices, wearable electronics, and other connected systems. We believe our MEMS microphones address a majority of consumer, automotive, and industrial use cases, and certain medical devices; however, health hearing-aid applications use specialized microphones distributed only through our partnership with Knowles Corporation.

We have designed our solutions across NDPs, MEMS microphones, and AI software models for Physical AI applications to address a broad range of end markets. These capabilities support scalable deployment of Physical AI across consumer electronics, automotive platforms, industrial and robotic systems, and healthcare and medical devices, where systems must continuously sense, interpret, and respond to real-world environments with minimal reliance on centralized cloud infrastructure.

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Consumer Electronics: Devices such as earbuds, smart home products, wearables, head-mounted devices such as smart glasses, mobile accessories, and robotics increasingly incorporate machine learning capabilities to support voice interfaces, environmental sound detection, and contextual sensing. These devices often require always-on processing of audio and sensor inputs within compact and power-constrained environments. Examples of consumer electronics applications include:
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Smart Glasses and Earbuds: Wearable platforms that integrate audio, vision, and contextual AI to enable real-time assistance, including voice interfaces, translation, and environmental awareness, requiring ultra-low-power, on-device processing within compact, thermally constrained form factors. These devices increasingly serve as an always-available interface to AI systems, functioning as a gateway to LLM-driven experiences through voice interaction, with embedded capabilities such as noise suppression, keyword detection, and environmental sound classification enhancing responsiveness and personalization.
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Robotics: Consumer and commercial devices incorporate distributed sensing and inference to enable real-time interaction with dynamic environments, with stringent requirements for low power consumption, high signal-to-noise performance, and scalability across multiple processors and sensors per device.
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Automotive Electronics: Automotive platforms increasingly incorporate Physical AI processing to support driver monitoring systems, cabin sensing, and other in-vehicle intelligence functions. Automotive applications often rely on continuous analysis of camera, audio, or sensor inputs to enable safety features and driver assistance capabilities. As automotive manufacturers integrate additional sensing technologies and AI-enabled features within vehicle platforms, demand for Physical AI processors designed for embedded automotive environments is expected to increase.
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Industrial Electronics: Industrial, commercial, and robotic systems increasingly deploy Physical AI capabilities to support condition-based monitoring, automation, and predictive maintenance applications. These systems often integrate processors, sensors, and machine learning models to analyze environmental signals, visual inputs, or operational data in real time. Physical AI processors used in industrial and robotic systems enable local processing of sensor data within industrial equipment and autonomous platforms, reducing reliance on cloud connectivity and supporting real-time decision-making in operational environments.
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Defense Applications: Industrial and embedded systems deployed in defense environments leverage physical AI for mission-critical sensing and identification to improve situational awareness in contested or connectivity-constrained settings. These applications require highly reliable, low-latency, and power-efficient on-device inference. We support these deployments with a dedicated team that includes personnel and facilities with applicable security clearances, allowing us to participate in sensitive and security focused programs.
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Healthcare and Medical Devices: We currently ship neural processors and AI software for use in regulated healthcare devices, where continuous, ultra‑low‑power on‑device inference is required to meet strict power, latency, reliability, and privacy requirements. These applications represent some of the most demanding Physical AI environments due to small form factors, long operational lifetimes, and medical performance standards.

As AI capabilities continue to expand across consumer electronics, automotive systems, industrial devices, and the healthcare industry, we expect demand for Physical AI processors, sensing technologies, and embedded machine learning models to increase.

Our Competitive Strengths

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Offering a full-stack platform to optimize system-level performance. By combining ultra-low-power compute, sensors, and software and AI models in a unified Physical AI solution, we aim to help customers reduce design complexity, accelerate time to market, and improve system-level performance. This approach allows us to optimize across the full solution stack, delivering differentiated power efficiency, functionality, and ease of deployment for always-on and intelligent Physical AI applications. We believe our product roadmap will further extend these advantages by broadening our platform across additional sensing modalities, neural processing capabilities, and AI model functionality. As AI increasingly moves into real-world, resource-constrained devices, we believe our platform strategy positions us to capture a larger share of customer spend and expand into broader multi-modal use cases.
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Proven leadership in ultra-low-power, always-on intelligence. We are a leader in ultra-low-power Physical AI, with a purpose-built architecture designed for voice-driven and always-on applications where latency, battery life, size, and power efficiency are critical. Based on internal testing, our solutions consumed significantly less power than certain competing solutions, which helps to highlight the differentiated efficiency of our platform in power-constrained devices. We believe this combination of ultra-low-power performance and voice-focused capability positions us favorably across a broad range of hands-free, eyes-free, and always-on Physical AI applications.
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Long-standing relationships with OEMs and tier 1 customers, with an established base for broader AI attachment. We believe our commercial position benefits from a robust installed base of over 100 customers as of June 30, 2026. Our installed footprint provides a strong foundation to cross-sell higher-value NDP and model-related solutions, including AI models and tools, while we believe our design-in model, qualification requirements, and integration into customer platforms can create durable relationships and meaningful switching costs once our Physical AI solutions are deployed in production. Our customer base has expressed significant AI interest, with many of our customers engaged in evaluating our AI products for their use.
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Intellectual property portfolio across low-power compute, sensing, and AI software models. We believe our intellectual property portfolio is a competitive asset and supports our position across processing, always-on sensing, voice and audio technologies, and full-stack hardware‑enabled platform solutions. Our owned and in-licensed intellectual property portfolio and know-how span semiconductor architectures, AI software models and tools, system design, and sensor-related technologies, and we believe this breadth strengthens both our product differentiation and our ability to develop full-stack platform solutions over time. As of June 30, 2026, we owned approximately 27 issued U.S. patents, 26 issued foreign patents, 16 pending U.S. patent applications, and 23 pending foreign patent applications. The issued patents in the United States generally expire beginning in 2036 through 2044. As of June 30, 2026, we have perpetual licenses, except in Hearing Health Field Uses, to approximately 200 issued U.S. patents, 133 issued foreign patents, seven pending U.S. patent applications, and 60 pending foreign patent applications, and such license rights are exclusive for use in MEMS microphones in consumer products and non-exclusive in all other areas (except, in each case, in Hearing Health Field Uses). In addition, as of June 30, 2026, we have non-exclusive license rights to approximately 103 issued U.S. patents and one issued foreign patent, except in Hearing Health Field Uses. Such in-licensed issued patents in the United States generally expire beginning in 2027 through 2043.
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Management team with extensive domain expertise spanning AI, audio, and semiconductor product execution. Our engineering-centric workforce and highly skilled management team bring deep domain expertise and execution capabilities across semiconductor product development, low-power AI algorithms and tools, audio systems, and operational scaling. We believe this multidisciplinary expertise enhances our ability to innovate across the full stack of Physical AI and to support customers in bringing complex, integrated products to market. As of April 10, 2026, our team included approximately 185 employees in research and development. We are led by a team of seasoned semiconductor experts, with many of our executives having over 30 years of experience and a track record of leadership and innovation at established public companies.

Our Strategy

Our strategy is to scale our Physical AI platform by leveraging our established sensing footprint as a distribution and integration advantage, enabling us to expand adoption of on-device intelligence within our existing customer base while broadening our reach across additional workloads, applications, and end markets. By engaging early in the customer design cycle and operating adjacent to core sensing components, we enable customers to incrementally add intelligence to products that already incorporate our sensors through existing components, increasing functionality and content per device while minimizing system redesign, qualification risk, and integration complexity.

Leverage Our Sensing Footprint to Drive Physical AI Adoption

We had over 100 customers as of June 30, 2026 and leverage our established sensing footprint and long-standing customer relationships as the entry point for higher-value Physical AI offerings. Our sensors are deeply embedded in customer platforms and positioned early in the design cycle, allowing us to introduce additional on-device intelligence with minimal technical friction and limited disruption to existing system architectures. Our customer base has expressed significant AI interest, with many of our customers engaged in evaluating our AI products for their use.

Expand Value per Customer Device, Drive Increase in Dollar Content and Enable Margin Expansion

Our layered platform architecture creates a natural monetization progression opportunity within each customer deployment. Sensors establish the initial footprint, neural processors add on-device intelligence at higher ASPs, and AI software models layer incremental value with limited additional hardware complexity. We believe this progression can increase revenue per device, shift product mix toward higher-value offerings, and deepen our integration within customer product architectures—creating platform stickiness that supports long-term customer retention. Our integrated solutions are expected to generate gross margins materially higher than sensors alone. Below is an illustration of our dollar content expansion opportunity on a cumulative basis, as sensor customers incorporate additional capabilities from our AI offerings.

For illustrative purposes only. Actual BOM content will differ and vary by, among other things, device category, customer configuration, and deployment timeline.

Capture Greater BOM Share Through Expanding Neural Processor Capabilities

We are expanding the functionality of our neural decision processors and associated software to take on a greater role in device-level intelligence over time. As neural processor functionality expands, we expect customers to increasingly consolidate intelligence that would otherwise be distributed across multiple discrete components, such as MCUs, enabling simpler system designs, lower overall power consumption, and greater system-level efficiency, while increasing our participation in the overall device bill of materials.

Expand Our Platform Across Additional Workloads, Applications, and End Markets

We are expanding our integrated platform of sensors, neural processors, and AI software across audio, vision, motion, and sensor fusion workloads which we believe will broaden our addressable market and increase our relevance across a wider range of intelligent endpoint applications and emerging Physical AI markets. We have seen high interest in markets such as defense, robotics, and autonomous vehicles that we were not addressing two years ago.

Selective Acquisitions to Strengthen Our Platform

We have used acquisitions to enhance our technology capabilities, expand our product portfolio, and deepen our customer relationships. For example, we have completed three acquisitions in the last two years, including the acquisition of the CMM business of Knowles Corporation. We expect to continue evaluating selective acquisition opportunities that can strengthen our platform, broaden our market reach, and support our long-term growth strategy.

Our Customers

Our customer base includes leading global OEMs and tier 1 customers, including Anker, ASUS, boAt, Bose, Hanwha, Hisense, Jio, LG, Mivi, Moultrie, Nintendo, Panasonic, Poly, Positioning Universal, Roku, Samsung, Sensirion, Sharp, Skyworth, Sonos, Sonova, Stryker, t4h., Transtron, vivo, and Whisker. For the year ended December 31, 2025, our top ten sensor customers accounted for approximately $201.6 million, or 78% of our sensor revenue, and our top ten AI customers accounted for approximately $7.9 million, or 64% of our AI revenue. For the six months ended June 30, 2026, our top ten sensor customers accounted for approximately $99.8 million, or 80% of our sensor revenue, and our top ten AI customers accounted for approximately $5.0 million, or 74% of our AI revenue. Our revenue is currently driven primarily by our sensing products, while our AI processor and model revenue represents an emerging growth area that we expect to expand over time.

We collaborate directly with our customers and, where applicable, with their design and manufacturing partners, whose requirements help drive the design and qualification of our solutions. As a result, our customer base spanned more than 100 customers as of June 30, 2026, with many of our customers engaged in evaluating our NDPs and AI models across Ear/Wear, Smart Devices, Auto, Mobile, industrial, and other applications.

Our products are incorporated into a broad range of speech, audio, computer vision, and AI-enabled devices, including smartphones, smart speakers, wearables, automotive applications, household appliances, earbuds, smart frames, remote controls, and other consumer, automotive, industrial, and medical devices. Our sensor products are integrated into billions of devices across consumer, automotive, and industrial categories, and as of June 30, 2026, tens of millions of AI-enabled devices were deployed that utilize either our NDP processors, our AI models and tools, or both.

We sell our products both directly and through distributors and manufacturers’ representatives. Our products are often designed into customer platforms and integrated into broader hardware and software architectures; our customer relationships can involve long design cycles, multi-product engagement and meaningful switching costs once qualified in production. This strategy is reinforced by longstanding relationships with key global OEMs and tier 1 customers, several of whom have partnered with us for more than 15 years. With respect to hearing related products, we have entered into an agreement with Knowles Corporation pursuant to which we will manufacture, and Knowles Corporation may purchase, MEMS devices for Hearing Health Field Uses. See “Certain Relationships and Related Party Transactions—Transactions with Knowles Corporation—Distribution Agreement.”

We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our sales. For the six months ended June 30, 2026 and 2025 and the year ended December 31, 2025, and 2024, our top ten customers accounted for 72%, 75%, 74%, and 74% of our revenue, respectively. For the six months ended June 30, 2026 and the year ended December 31, 2025, our largest customer represented approximately 31% and 38% of revenue, respectively, and our second largest customer represented 11% and 15% of revenue, respectively. No other customer represented more than 10% of revenue. We expect customer concentration to decline over time as our AI business scales, additional programs enter production, and revenue becomes more broadly distributed across products, customers, and end markets.

Sales and Marketing

We market and sell our solutions through a combination of direct sales personnel, application engineers, distributors, and manufacturers’ representatives. As of June 30, 2026, our commercial organization includes approximately 55 global sales team members, supported by 23 distributors and four manufacturer representatives across key regions.

Our sales organization is structured to support both strategic customer engagements and broader market coverage across the Americas, Europe, the Middle East and Africa, and Asia Pacific. We believe this global commercial footprint is important in our markets, where customer engagements are often technical, iterative, and driven by regional design and qualification activity.

Our go-to-market model is solution-oriented. In addition to selling discrete components, we seek to provide full-stack hardware and software platforms, reference designs, and turnkey solutions that can reduce development complexity and accelerate time to market. We believe this approach is particularly important in voice and Physical AI applications, where system performance depends on the interaction of compute, sensors, models, and software.

Manufacturing and Suppliers

For the manufacturing of our neural processors, we work closely with third-party foundries and OSAT partners to manufacture our products at cost-effective process technology nodes. We maintain a diversified and resilient sourcing strategy across wafers, components, packaging, test services, equipment, and other materials required to manufacture and deliver our products. We subject our third-party manufacturing partners to qualification requirements designed to meet our quality and reliability standards, and we qualify our manufacturing partners and their processes prior to production. Our engineers work closely with our manufacturing partners on an ongoing basis to support product quality, improve yields, lower manufacturing costs, and drive continuous process improvement. This operating model provides manufacturing flexibility and capital efficiency, allowing us to focus on our differentiated NDP architecture, software, and AI models rather than internal fabrication infrastructure.

For our sensors, we operate a flexible manufacturing model designed to support both scale and capital efficiency across our product portfolio. Our two manufacturing facilities in Suzhou, China and Penang, Malaysia provide exclusive assembly and test operations for our sensor business, supporting high-volume production of our SiSonic MEMS microphones, vibration sensors, and AISonic audio DSP products. In January 2026, we expanded our Penang footprint to approximately 220,000 square feet, including Class-1k cleanroom facilities. Our new facilities provide the opportunity to enhance advanced MEMS processing, IC preparation, expanded assembly and test capabilities, and R&D capabilities in support of our sensor and AI product lines. We believe this investment enables tighter coordination across sensor design, packaging, and system-level integration, which can improve product performance, accelerate customer development, and support end solutions while also providing our customers flexibility in response to geopolitical changes. All our sensor products are shipped to our customers from our Global Distribution Center located in Penang, Malaysia.

We operate a comprehensive quality management system that is certified to several ISO standards, covering the manufacturing and supply of our sensor and AI products. This certification verifies that our product engineering processes, supply chain management, and third-party manufacturing oversight meet rigorous international standards, helping to ensure consistent product quality, reliability, and continuous improvement for our customers.

For our wafer fabrication we utilize a range of semiconductor processes to develop and manufacture our products. For wafer fabrication, we work with foundries including Sony, TSMC, GlobalFoundries, SK keyfoundry and UMC. Our OSAT partners include UTAC and ATX.

Research and Development

We believe our technology is a key competitive advantage and continue to invest heavily in research and development to enhance our ultra-low-power Physical AI platform. Our research and development efforts focus on advancing our capabilities across silicon, sensors, models, and software, including NDPs, MEMS microphones, and vibration sensors, AI models, and software solutions for speech, audio, vision, and sensor applications. We believe continued investment in research and development is critical to expanding our platform across a broader set of end markets and use cases, including additional consumer, automotive, industrial, and medical endpoint applications, and to enabling new AI and edge inference workloads over time.

We have assembled a skilled team of engineers with significant expertise in semiconductor design, audio and speech processing, sensing technologies, machine learning, embedded software, and systems engineering. We believe this breadth of technical talent is a critical enabler of our ability to develop full-stack platform-level solutions, support customer adoption, and expand into new end markets and applications over time. As of June 30, 2026, our team included approximately 190 employees in research and development.

For the years ended December 31, 2025, and 2024, research and development expenses were $52.5 million and $18.5 million, respectively. For the six months ended June 30, 2026 and 2025, research and development expenses were $24.8 million and $26.6 million, respectively.

In addition to our internal research and development efforts, we have entered into development and product collaboration arrangements with customers and other third parties, both for the development of customer products and our products, including in March 2025 to develop and license a drive-through ordering system with environmental noise cancellation, in May 2025 to develop environmental noise cancellation models for use in body-worn consumer audio devices (e.g., true wireless stereo headsets, open wearable stereo, and smart glasses), in June 2025 to develop acoustic data for training AI models, in August 2025 to develop an AI music platform for re-recording original artists’ musical works, in September 2025 to develop environmental noise cancellation models and development tools, in January 2026 to develop a platform providing real-time, dynamic analyses and predictions of legal disputes based on input at a web-based graphical user interface, in January 2026 to license intellectual property blocks used in the development and fabrication of our semiconductor products, including CPU and GPU cores, interface controllers, and memory libraries, among other functional intellectual property blocks, and in April 2026 to develop smart audio glasses frames with wake word capabilities.

Intellectual Property

Our commercial success depends in part on our ability to: obtain and maintain intellectual property protection for our products, technology, and brand; defend and enforce our intellectual property rights; preserve the confidentiality of our trade secrets and other proprietary information; operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties; and prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights.

We rely on patent, copyright, trademark, trade secret, and other laws, as well as confidentiality and non-disclosure agreements, to protect our intellectual property, products, technology, business operations, and competitive advantage. As of June 30, 2026, we owned approximately 27 issued U.S. patents, 26 issued foreign patents, 16 pending U.S. patent applications, and 23 pending foreign patent applications. The issued patents in the United States generally expire beginning in 2036 through 2044. Our intellectual property portfolio includes patents and patent applications covering aspects of our chip architecture and designs and other structural features of our commercial products, trademarks, proprietary software and trade secrets. We routinely review our development efforts to assess the existence and patentability of new inventions. In addition, we incentivize innovation and continue to seek to procure new patents through ongoing organic research and development. While patents are an important element of our intellectual property strategy, our business is not dependent on any one patent or group of patents, and we do not anticipate any material effect on our business due to the expiration of any patents.

In addition to our own intellectual property, we use third-party licenses for certain technologies embedded in our sensor and digital signal processing solutions, including certain licenses acquired through the acquisition of the CMM business from Knowles Corporation that primarily cover products and technologies of our sensors business. Through the acquisition of the CMM business from Knowles Corporation, we have perpetual licenses to certain patents, patent applications, and other intellectual property outside of Hearing Health Field Uses. Such perpetual licenses are royalty-free, except for our perpetual license to certain improvements to the licensed intellectual property developed by Knowles Corporation in the ten-year period following the closing of our acquisition of the CMM business, under which we would be obligated to pay a mutually agreed royalty to Knowles Corporation if we choose to exercise our rights to any such improvements. As of June 30, 2026, we have not exercised our rights to such improvements or paid any such royalties. Pursuant to such perpetual licenses, as of June 30, 2026, we have license rights to approximately 200 issued U.S. patents, 133 issued foreign patents, seven pending U.S. patent applications, and 60 pending foreign patent applications, and such license rights are exclusive for use in MEMS microphones in consumer products and non-exclusive in all other areas (excluding, in each case, in Hearing Health Field Uses). These exclusive license rights may become non-exclusive upon Knowles Corporation’s written election if (i) prior to March 31, 2027, we breach our obligations, including volume purchase obligations, under certain supply agreements with Sony Electronics Inc. (“Sony”) that we assumed in connection with the acquisition of the CMM business, and (ii) due to such uncured breach, Sony stops the supply of wafers to Knowles Corporation or increases the price of such wafers and we fail to reimburse Knowles for such increase. Additionally, pursuant to such perpetual licenses, as of June 30, 2026, we also have non-exclusive license rights to approximately 103 issued U.S. patents and one issued foreign patent for use in MEMS microphones in consumer products and in other areas (excluding, in each case, in Hearing Health Field Uses); these non-exclusive license rights are sublicensed to us by Knowles Corporation under its non-exclusive license from a third party. Our in-licensed issued patents in the United States generally expire beginning in 2027 through 2043. Pursuant to our license arrangements with Knowles Corporation, we may also acquire ownership rights in any in-licensed patent that Knowles Corporation wishes to abandon, subject to a perpetual, royalty-free and exclusive license-back to Knowles Corporation solely in Hearing Health Field Uses. We expect to continue to use third-party intellectual property and technologies, and may license additional third-party intellectual property and technologies, to complement our own research and development efforts and product offerings.

We generally control access to and use of our proprietary and confidential information by employing internal and external controls, including entering into contractual protections with employees, consultants, contractors, vendors and customers; marking sensitive information appropriately; limiting access to such information on a need-to-know basis; implementing and maintaining physical, electronic and information technology security measures; and education and training. Our employees and consultants are required to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require them to agree to disclose and assign to us inventions conceived or made in connection with the employment or consulting relationship. However, these efforts may not be sufficient, and there may be limited remedies available in the event of any unauthorized use or disclosure. In addition, our trade secrets may otherwise become known or be independently discovered by competitors or others. Despite our efforts to protect our intellectual property, unauthorized parties may still copy, misappropriate or otherwise obtain and use our software, technology or other information that we regard as our proprietary intellectual property. In addition, we operate internationally, and effective patent, copyright, trademark, trade secret, and other intellectual property protection may not be available or may be limited in some foreign countries.

The semiconductor, sensor, and AI industries have experienced vigorous pursuit of intellectual property rights and positions, resulting in protracted and expensive litigation for many companies. We have in the past received, and we may in the future receive, allegations of infringement, misappropriation or other violations or liability for damages that may invalidate our proprietary rights and harm our business and our ability to compete. Any litigation, regardless of success or merit, could cause us to incur substantial expenses, reduce our sales and divert the efforts of our technical and management personnel. In the event we receive an adverse result in any litigation, we could be required to pay substantial damages, seek licenses from third parties, which may not be available on reasonable terms or at all, cease the sale of our solutions, expend significant resources to develop alternative technology or discontinue the use of processes requiring the relevant intellectual property or technology.

See the section titled “Risk Factors—Risks Related to Our Intellectual Property, Artificial Intelligence and Cybersecurity” for additional information about the intellectual property risks to our business.

Data Privacy and Cybersecurity

We are subject to a broad and evolving set of data privacy, cybersecurity, and consumer protection laws and regulations at the state, federal, and international levels that govern the collection, use, processing, storage, transmission, and security of personal data. These laws may apply to our operations and those of our customers and partners, may conflict across jurisdictions, and may increase compliance costs, restrict data practices, or expose us to regulatory enforcement, litigation, fines, and reputational harm.

Applicable frameworks may include, among others, the Federal Trade Commission Act, the EU General Data Protection Regulation, the UK General Data Protection Regulation, the PRC’s Personal Information Protection Law, and various U.S. state privacy laws and regulations, including the California Consumer Privacy Act. These laws impose obligations relating to public disclosures, individual rights, limits on data processing and retention, security safeguards, breach notification requirements, and, in certain cases, cross‑border data transfers. Some of these regimes provide for significant civil penalties and private rights of action in the event of non‑compliance.

This evolving landscape will continue to impact our ability to maintain, develop, or launch products and services, including those that rely on the processing of personal information or other sensitive data, and may require market-specific changes to our products, services, or business practices, increasing operational complexity and cost. As our business evolves, and if we expand into additional industries or jurisdictions, our compliance requirements and associated costs may increase and we may be subject to heightened regulatory scrutiny.

In addition, our business faces ongoing risks from cyber‑attacks, malicious activity, fraud, and other security incidents that could compromise the confidentiality, integrity, or availability of our systems or data, or those of our customers and third‑party partners. Threat actors may include hackers, criminal organizations, insiders, and nation‑state or state‑sponsored actors, and such threats continue to increase in sophistication, frequency, and scale. Security incidents could result in service disruptions, regulatory investigations, legal claims, financial losses, and reputational damage. Many jurisdictions impose mandatory breach notification and reporting obligations, and compliance with such requirements can be costly, time-sensitive, and operationally burdensome, and we may bear such costs in the event of a material incident. As we continue to use and integrate advanced technologies, including AI systems and models, into our operations, products, and services, our exposure to cybersecurity incidents may increase, particularly as threat actors also try to adopt and deploy AI-enabled tools to evade detection and compromise systems or data. Compliance with applicable data privacy and cybersecurity obligations can be costly and operationally demanding and may require changes to our products, services, business practices, or technical infrastructure. Failure, or the perceived failure, to comply with these obligations, or an actual or alleged security incident, have in the past and may in the future result in regulatory scrutiny, investigations, enforcement actions, required audits or compulsory assessments, fines, penalties, litigation, contractual liability, reputational harm, diversion of management time and internal resources, or other adverse effects on our business, results of operations, and financial condition.

See the section titled “Risk Factors—Risks Related to Our Intellectual Property, Artificial Intelligence, and Cybersecurity” for additional information about the cybersecurity risks to our business.

Competition

The markets in which we compete are highly competitive and subject to rapid technological change. We compete across multiple categories, including low-power MCU vendors, AI accelerators, embedded compute solutions, sensing components, and software AI models.

We believe the principal competitive factors in our markets include:

•
Power consumption and battery life;

•
Product performance, features, and functionality;
•
Machine learning / AI model performance and availability;
•
Audio and computer vision capabilities;
•
Level of integration across compute, sensors, and software;
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Ease of deployment and time to market;
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Reliability and quality;
•
Customer support and application engineering;
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Ability to introduce new products and solutions rapidly;
•
Price and total system cost;
•
Operational scale; and
•
Multinational footprint

We believe we compete favorably with respect to these factors, particularly in ultra-low-power Physical AI, always-on voice, AI models, and full-stack platform-level solutions. Our future competitiveness will depend on our ability to continue to innovate across silicon, sensors, models, and software, support customers across a growing range of end markets and use cases, and deliver compelling solutions as AI adoption expands across endpoint devices and physical systems. Our competitors range from large, established providers to smaller, specialized firms, emerging companies, and internal design teams within major corporations. In AI processors, we primarily compete or expect to compete against solutions from companies such as Infineon, NXP, Qualcomm, STMicroelectronics, Synaptics, and Texas Instruments. In sensing components, our primary competitors include AAC Technologies, Goertek, Infineon, and TDK. With respect to software, we often compete with internally developed solutions.

Employees

As of June 30, 2026, we employed a total of 1,490 employees located across the United States, Europe, and Asia. Of these employees, approximately 1,200 were engaged in manufacturing operations located in China and Malaysia, supporting assembly, test, and logistics activities. The remaining employees support our core semiconductor operations, including research and development, software development, application support, product management, sales, and corporate functions.

Our only employees represented by a labor union are those domiciled in China, established by Syntiant, and where local statutes require membership. We have not experienced any work stoppages, and we consider our relations with our employees to be good. Our human capital resource objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees.

Facilities

Our corporate headquarters is located in Irvine, California, where we currently lease approximately 17,000 square feet for office space, research and development, and testing, pursuant to a lease agreement that expires in August 2027. In January 2026, we leased a new approximately 220,000 square foot manufacturing and research and development campus in Penang, Malaysia, pursuant to a lease agreement with an initial expiration date of July 18, 2028. In addition, we lease an approximately 211,000 square foot manufacturing facility in Suzhou, China, pursuant to a sublease agreement with an initial expiration date of March 31, 2030. See “Certain Relationships and Related Party Transactions—Transactions with Knowles Corporation—Facility Subleases”. Our manufacturing facilities in Penang, Malaysia and Suzhou, China primarily support our Digital Sensors and Analog Sensors segments.

We also lease additional facilities in the United States, Europe, China, Malaysia, South Korea, Japan, Taiwan, and India to support our engineering, sales, and distribution operations, none of which we consider material.

We believe that our existing facilities are sufficient for our current needs and that new spaces will be available at reasonable terms in the future in order to meet our needs.

Cyclicality and Seasonality

We have experienced and expect to continue to experience cyclicality and seasonality in our business. A significant portion of our revenue is derived from consumer electronics products such as audio devices, home security systems, and household appliances. Demand for these products has historically been cyclical and subject to fluctuations based on global economic conditions, including inflation, interest rates, and overall levels of consumer discretionary spending. In addition, demand in these markets is typically seasonal, with higher levels of consumer purchasing occurring during the second half of the calendar year, particularly in connection with holiday spending, and lower levels of demand during other periods.

Government Regulation

We are subject to many U.S. federal and state laws, rules, and regulations, as well as laws and regulations imposed by various non‑U.S. governmental authorities, including those relating to AI Technologies, intellectual property, tax, import and export controls, sanctions, anti‑corruption, national security and foreign investment, data privacy and cybersecurity, employment, environmental, health and safety, product compliance, and consumer protection. These laws and regulations are complex, continue to evolve rapidly, and may be interpreted, applied, adopted, or amended in ways that could increase our compliance costs, restrict our operations, or otherwise adversely affect our business.

As a global developer of physical AI semiconductor products and sensors, we are subject to a broad range of laws and regulations governing international trade, export controls, and economic sanctions across the jurisdictions in which we operate and sell our products and technology, including, but not limited to: U.S. export controls and economic sanctions requirements, including the U.S. Export Administration Regulations and various economic and trade sanctions regulations administered by the OFAC, and national security and foreign investment regimes.

As a global business, the export of our products and technology is subject to trade laws, export controls, sanctions regimes, customs regulations, and other regulations of the foreign jurisdictions in which we operate, sell our products, or source components and services. The scope, nature, and severity of such controls vary across jurisdictions and may change over time, including in response to evolving geopolitical conditions, national security concerns, or foreign policy objectives. For example, in recent years, the U.S. government has significantly expanded the scope of export controls and economic sanctions, particularly with respect to advanced semiconductor and AI Technologies and transactions involving the PRC, including Hong Kong and Macau. Because we operate in the semiconductor and AI sectors and maintain subsidiary operations in the PRC and Malaysia, we face heightened exposure to the impact of current and any future trade restrictions targeting these sectors and jurisdictions. These restrictions could limit or prevent us from selling our products to certain customers, sourcing components or services from certain suppliers, or maintaining our existing operations in affected jurisdictions. Retaliatory or reciprocal measures imposed by foreign governments on U.S. companies could further limit our ability to conduct business in those markets.

In addition, on October 28, 2024, the Treasury issued a final rule, codified in the U.S. Code of Federal Regulations at 31 C.F.R. Part 850, to implement Executive Order 14105 of August 9, 2023, which became effective on January 2, 2025. The final rule establishes a regulatory framework, the OISP, requiring U.S. persons to notify the Treasury of, or in certain cases prohibiting U.S. persons from engaging in, specified categories of direct or indirect transactions with certain entities in, or entities with linkages to, a “country of concern” (currently, PRC, including Hong Kong and Macau) that are engaged in certain “covered activities” involving semiconductors and microelectronics, quantum information technologies, or AI. As a U.S. person, we are subject to the OISP’s notification requirements and prohibitions with respect to “covered transactions,” which include, among other categories, direct or indirect acquisitions of equity interests in, certain debt financing to, greenfield and brownfield investments in, and joint ventures with covered foreign persons. The OISP also imposes affirmative compliance obligations on us with regard to our PRC subsidiaries, each of which is a “person of a country of concern” by virtue of its PRC incorporation and a “controlled foreign entity” under the OISP. These restrictions and obligations could limit our ability to pursue strategic mergers and acquisitions, make or receive investments, establish joint ventures, or develop new operations involving entities in the PRC or entities with significant PRC linkages that are engaged in covered activities. The OISP, its implementing regulations, and the interpretations of those regulations are subject to change. On December 18, 2025, the COINS Act, enacted as part of the National Defense Authorization Act for Fiscal Year 2026, became law. The COINS Act codifies much of the OISP, expands the scope of the OISP’s sectoral and geographical coverage, changes the 50 percent rule in the definition of “covered foreign person” to a test based on direct or indirect 50 percent ownership, and requires the Treasury to issue new regulations related to the OISP, which may result in additional changes to the OISP, the content and impact of which are currently uncertain.

See the section titled “Risk Factors—Risks Related to the Markets in Which We Operate and the Regulatory Landscape of Our Business” for additional information about the risks we face related to government regulation.

Legal Proceedings

From time to time, we may be subject to legal proceedings, claims, and investigations in the ordinary course of business. We are not presently a party to any litigation to which the outcome, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on us. We cannot predict the results of any such proceedings, claims, or investigations, and despite the potential outcomes, the existence thereof may have a material adverse impact on us due to diversion of management time and attention as well as the financial costs related to resolving such matters.

MANAGEMENT

Executive Officers, Other Senior Executives and Directors

The following table sets forth information regarding our executive officers, other senior executives, and directors as of August 15, 2026:

Name	Age	Position(s)
Executive Officers
Kurt Busch	55	Chief Executive Officer and Chairperson of the Board of Directors
Ron Shelton	65	Senior Vice President and Chief Financial Officer
Pieter Vorenkamp	59	Chief Operating Officer
Stephen Bailey, PhD	61	Chief Technology Officer
Other Senior Executives
Gregory Doll	48	General Manager and Senior Vice President, Sensors and Worldwide Sales
Vincent Graziani	66	General Manager and Senior Vice President, AI

Employee Director
Jeremy Holleman, PhD(1)	52	Chief Scientist, Director

Non-Employee Directors
Edward Frank, PhD(2)(3)(5)	69	Director; Lead Independent Director
Anthony Lin(4)	52	Director
David J. Lam(3)(4)	54	Director
Jeffrey S. Niew(1)	59	Director
Adam Spice(2)(4)	58	Director

(1)
Dr. Holleman and Mr. Niew are expected to resign from our board of directors prior to the effectiveness of the registration statement of which this prospectus forms a part.
(2)
Member of the compensation committee.
(3)
Member of the nominating and corporate governance committee.
(4)
Member of the audit committee.
(5)
Dr. Frank is expected to serve as lead independent director upon completion of this offering.

Executive Officers and Employee Directors

Kurt Busch is a co-founder and has served as our Chief Executive Officer and as chairperson of our board of directors since April 2017. Prior to that, Mr. Busch served as president, chief executive officer, and a member of the board of directors at Lantronix Inc., a global provider of secure data access and management solutions for Internet of Things and information technology. Mr. Busch has served as a member of the board of directors and chair of the audit committee of Mobix Labs, Inc. since December 2023. Mr. Busch is an engineering hall of fame inductee of the University of California, Irvine, where he earned Bachelor of Science degrees in electrical engineering and biological science. He holds a Master of Business Administration from Santa Clara University. We believe Mr. Busch is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our co-founder and Chief Executive Officer.

Ron Shelton has served as our Chief Financial Officer since March 2025 and served as an advisor to the Company from March 2024 to March 2025. From May 2022 to March 2024, Mr. Shelton served as Chief Financial Officer and Treasurer of Navitas Semiconductor Corporation. Mr. Shelton served as Chief Financial Officer and Treasurer and as a member of the board of directors of Parabellum Acquisition Corp., a blank check company incorporated in February 2021 for the purpose of effecting a business combination with one or more businesses, from September 2020 to April 2023. Prior to that, Mr. Shelton served as Chief Financial Officer of Adesto Technologies Corporation from 2011 to 2020. Mr. Shelton has served as a member of the board of directors of Quicklogic Corp. since August 2025. Mr. Shelton holds a Bachelor of Arts degree in Economics from Stanford University.

Pieter Vorenkamp is a co-founder and has served as our Chief Operating Officer since May 2017. Prior to co-founding Syntiant, Mr. Vorenkamp served as Senior Vice President and General Manager of the IP Group at Cadence Design Systems, Inc., a provider of electronic design automation software and services, from 2016 to 2017. Prior to that, Mr. Vorenkamp held leadership roles at Broadcom Inc., a global technology infrastructure company, from 1996 to 2016, including serving as Vice President and Chief Architect of Central Engineering and as Senior Vice President of Operations Engineering. Mr. Vorenkamp received the equivalent of a Master of Science degree in electrical engineering from the University of Twente in The Netherlands.

Stephen Bailey, Ph.D. is a co-founder and has served as our Chief Technology Officer since June 2017. Prior to co-founding Syntiant, Dr. Bailey served in various roles, including as Chief Technologist of Broadcom Switch, at Broadcom Inc., a global technology infrastructure company, from 2006 to 2017. Prior to his role at Broadcom Switch, Dr. Bailey served as Chief Technology Officer of Sandburst Corporation before its acquisition by Broadcom in 2006. Dr. Bailey earned a Bachelor of Science in Electrical Engineering from Carnegie Mellon University and a Ph.D. in Computer Science from the University of Chicago.

Other Senior Executives

Gregory Doll has served as our General Manager and Senior Vice President, Sensors since December 2024 in addition to Head of Worldwide Sales beginning in August of 2025. Prior to joining Syntiant, Mr. Doll served in multiple roles at Knowles Corporation, including as General Manager of the CMM business unit and Vice President – Product Management, from 2015 until the acquisition of the CMM business unit by Syntiant in 2024. Mr. Doll holds a Bachelor of Science degree in Industrial Distribution Management from the University of Illinois Urbana-Champaign and a Master of Business Administration from the University of Chicago Booth School of Business.

Vince Graziani has served as our General Manager and Senior Vice President, AI since April 2025. Prior to joining Syntiant, from March 2020 to August 2024, Mr. Graziani served as Chief Executive Officer of IDEX Biometrics ASA, a provider of fingerprint biometric smart card solutions, before serving as a Senior Business Advisor from August 2024 to May 2025. Prior to that, from October 2015 to March 2020, Mr. Graziani served as Vice President of Strategy Development and Implementation at Infineon Technologies AG, a global semiconductor and system solutions company. Mr. Graziani holds a Bachelor of Science Degree in Electrical Engineering from the University of New Hampshire and a Master of Science in Electrical Engineering from Northeastern University.

Employee Director

Jeremy Holleman, Ph.D. is a co-founder and has served as our Chief Scientist and a member of our board of directors since April 2017. Dr. Holleman is an expert on ultra-low-power integrated circuits and directs the Integrated Silicon Systems Laboratory at the University of North Carolina, Charlotte, where he is an associate professor. Dr. Holleman joined the faculty of the University of North Carolina, Charlotte in 2016. Dr. Holleman holds a Bachelor of Science Degree from the Georgia Institute of Technology, a Master of Science from the University of Washington and a Ph.D. from the University of Washington.

We believe Dr. Holleman is qualified to serve as a member of our board of directors because of his expertise in ultra-low power integrated circuits and extensive research in the field.

Non‑Employee Directors

Edward Frank, Ph.D. has served as a member of our board of directors since October 2022. Since August 2022, he has served as Executive Chair of Gradient Technologies, an Identity and Access Management cybersecurity startup. In addition, he serves on the boards of directors of Analog Devices, Blaize, Rocket Labs, and SiTime, and was previously on the board of directors of Cavium, FusionIO, Marvell, and Quantenna. Prior to Gradient, he was co-founder and Chief Executive Officer of Cloud Parity Inc., a voice-of-the-customer startup in the SF Bay Area, founded in late 2013. From 2009 through 2013, he was Vice President of Macintosh Hardware Systems Engineering at Apple, Inc. Before joining Apple, Dr. Frank was Corporate Vice President of Research and Development at Broadcom. Prior to becoming Corporate Vice President of Research and Development, Dr. Frank co-founded and led the engineering group for Broadcom’s Wireless LAN business. Dr. Frank holds BSEE and MSEE degrees from Stanford University. He received a Ph.D. in Computer Science from Carnegie Mellon University, where he was a Hertz Foundation Fellow. He is a member of the National Academy of Engineering, a Fellow of the Institute for Electrical and Electronic Engineers, and a Board Leadership Fellow of the National Association of Corporate Directors.

We believe Dr. Frank is qualified to serve as a member of our board of directors because of his extensive experience in semiconductor and technology product development, his executive leadership roles at leading technology companies, and his service on the boards of directors of multiple public and private technology companies.

David J. Lam has served as a member of our board of directors since April 2026. Since April 2026, Mr. Lam has served as Managing Partner of Lam Frontier Technologies, an early-stage U.S. semiconductor venture capital firm. From February 2023 to March 2026, Mr. Lam served as Senior Advisor of BRV Capital Management, an Asia-based global growth equity firm. From October 2023 to April 2025, Mr. Lam concurrently served as Senior Advisor of Atlantic Bridge Capital, a Europe-based global technology venture capital firm, having previously served as General Partner of Atlantic Bridge Capital from October 2016 to October 2023. Prior to Atlantic Bridge, from September 2011 to July 2016, Mr. Lam served as Managing Director and Head of the U.S. Office of WestSummit Capital, an Asia-based global venture capital firm. From February 2009 to September 2011, Mr. Lam served as Managing Director and Head of the U.S. Office of WI Harper Group, an Asia-based global venture capital firm. Prior to those roles, from August 2005 to December 2008, Mr. Lam served as Vice President at The Carlyle Group, a global private equity firm. Mr. Lam currently serves as an Executive Board Member of Multibeam Corporation, and on the boards of directors of SweGaN AB and Living Optics Limited. He previously served as an observer on the board of directors of our company from July 2020 to April 2025 and as an Advisor to our company since May 2025. He has also previously served on the boards of directors of Movidius (acquired by Intel) and Semsysco (acquired by Lam Research), and as an observer on the board of directors of Decawave (acquired by Qorvo), Caption Health (acquired by GE Healthcare), Twitch Interactive (acquired by Amazon), and Navitas Semiconductor Corporation. Mr. Lam holds a Bachelor of Science degree and a Master of Arts degree from Stanford University, and a Master of Business Administration from the MIT Sloan School of Management.

We believe Mr. Lam is qualified to serve as a member of our board of directors because of his extensive experience investing in and advising technology companies, including his service on the boards of directors of multiple semiconductor and technology companies.

Anthony Lin has served as a member of our board of directors since January 2025. Mr. Lin joined Intel Corporation in 2008 and has served as Managing Partner and Head of Intel Capital since 2020. Prior to that, Mr. Lin worked in corporate finance, M&A and private equity roles at Banc of America Securities, ASAT, Merrill Lynch and PaineWebber. Mr. Lin holds a Bachelor’s Degree in Economics from the University of California at Berkeley.

We believe Mr. Lin is qualified to serve as a member of our board of directors because of his extensive experience in corporate finance, M&A and investing in and advising technology companies.

Jeffrey S. Niew has served as a member of our board of directors since December 2024. Mr. Niew has served as President, Chief Executive Officer and member of the board of directors of Knowles Corporation (NYSE: KN) since February 2014. Prior to that, Mr. Niew served as Vice President of Dover Corporation and President and Chief Executive Officer of Dover Communication Technologies from 2011 to 2014. Mr. Niew joined Knowles Electronics LLC in 2000, and became Chief Operating Officer in 2007, President in 2008 and President and Chief Executive Officer in 2010. Prior to joining Knowles Electronics, Mr. Niew was employed by Littelfuse, Inc. from 1995 to 2000, where he held various positions in product management, sales, and engineering in the Electronic Products group, and by Hewlett-Packard Company from 1988 to 1994, where he served in various engineering and product management roles in the Optoelectronics Group. Mr. Niew has served as a member of the board of directors of Commercial Vehicle Group, Inc. (NASDAQ: CVGI) since 2024 and is chairman of the Advisory Board of the University of Illinois College of Engineering. Mr. Niew previously served as a director of Advanced Diamond Technologies, Inc. Mr. Niew holds a Bachelor’s degree in mechanical engineering from the University of Illinois at Chicago.

We believe Mr. Niew is qualified to serve as a member of our board of directors because of his extensive experience in engineering solutions, electronic component technologies, and as a public company chief executive officer and director.

Adam Spice has served as a member of our board of directors since April 2026. Since May 2018, Mr. Spice has served as Chief Financial Officer of Rocket Lab USA, Inc., a global launch and space systems company. From January 2011 until May 2018, Mr. Spice served as Vice President and Chief Financial Officer at MaxLinear, Inc., a provider of radio frequency, analog, and mixed-signal integrated circuits. From October 2009 to November 2010, Mr. Spice served as Chief Financial Officer of Symwave Corporation, a venture-backed fabless semiconductor company. From July 2000 until September 2009, Mr. Spice held financial and operational executive roles at Broadcom Corporation, a provider of semiconductor solutions for wired and wireless communications. From June 1996 until July 2000, Mr. Spice served as a finance manager at Intel Corporation, a semiconductor manufacturer. Mr. Spice holds a Bachelor of Science in Finance from Brigham Young University and a Master of Business Administration from The University of Texas at Austin.

We believe Mr. Spice is qualified to serve as a member of our board of directors because of his extensive financial and operational experience in the semiconductor industry, including his service as chief financial officer of multiple public and private technology companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Structure and Composition

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering. At the time of the completion of this offering, we anticipate that our board of directors will consist of five directors, four of whom will qualify as “independent” under the Nasdaq listing rules.

Director Independence

Our board of directors has determined that upon completion of this offering, Dr. Frank and Messrs. Lam, Lin, and Spice will qualify as independent directors in accordance with the Nasdaq listing rules. In making this determination, our board of directors applied the Nasdaq listing rules and Rule 10A-3 under the Exchange Act. Under the Nasdaq listing rules, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by the Nasdaq listing rules, our board of directors has made a subjective determination as to each independent director that no relationship exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•
The Class I director will be Mr. Lin, and his term will expire at the annual meeting of stockholders to be held in 2027;
•
The Class II directors will be Messrs. Busch and Lam, and their terms will expire at the annual meeting of stockholders to be held in 2028; and
•
The Class III directors will be Dr. Frank and Mr. Spice, and their terms will expire at the annual meeting of stockholders to be held in 2029.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Leadership Structure of the Board of Directors

Our amended and restated bylaws and corporate governance guidelines to be adopted immediately following the effectiveness of the registration statement of which this prospectus forms a part will provide our board of directors with flexibility to combine or separate the positions of chairperson of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination regarding which structure would be in the best interests of our company.

Our board of directors currently believes that our existing leadership structure, under which our chief executive officer, Mr. Busch, serves as chairman of our board of directors, is effective.

Our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Our board of directors has elected Dr. Frank to serve as lead independent director upon completion of this offering. As lead independent director, Dr. Frank will preside at all meetings of the board of directors at which the chairman of the board of directors is not present, including executive sessions, and perform such additional responsibilities as set forth in our corporate governance guidelines.

Voting Arrangements

The election of the members of our board of directors is currently governed by our amended and restated voting agreement that we entered into with certain holders of our capital stock and the related provisions of our current amended and restated certificate of incorporation. Pursuant to our amended and restated voting agreement and current amended and restated certificate of incorporation, Anthony Lin was elected by holders of our Series A-1 Preferred Stock, Mr. Busch and Prof. Holleman were elected by certain holders of our common stock, and Jeffrey Niew was elected by holders of our Series D-1 Preferred Stock and Series D-2 Preferred Stock, voting together as a single class.

Our amended and restated voting agreement will terminate and the provisions of our current amended and restated certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day‑to‑day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations, or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole. In addition, we expect that our three board of directors committees will assist the board of directors in fulfilling its oversight responsibilities in areas of risk inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee will be responsible for overseeing our major financial and cybersecurity risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee will also approve or disapprove any related person transactions. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance guidelines. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk‑taking. When any of the committees receives a report related to material risk oversight, the chairman of the relevant committee will report on the discussion to the full board of directors.

Board Committees

Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, our board of directors will have three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. Each committee is governed by a charter that will be available on our website following completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our audit committee will consist of Messrs. Spice, Lam, and Lin. Mr. Spice will be the chairperson of our audit committee. The composition of our audit committee meets the requirements for independence under the Nasdaq listing rules and Rule

10A‑3 of the Exchange Act. Each member of our audit committee is financially literate. In addition, our board of directors has determined that each of Messrs. Spice, Lam, and Lin is an “audit committee financial expert” within the meaning of the SEC rules. This designation does not impose on such directors any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•
appointing, compensating, retaining, and overseeing the work of our independent auditor;
•
assessing the independence and performance of the independent registered public accounting firm;
•
reviewing with our independent registered public accounting firm the scope and results of the firm’s annual audit of our financial statements;
•
overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the financial statements that we will file with the SEC;
•
pre‑approving all audit and permissible non‑audit services to be performed by our independent registered public accounting firm;
•
reviewing policies and practices related to risk assessment and management;
•
setting clear hiring policies for employees or former employees of our independent auditor;
•
reviewing cybersecurity matters;
•
reviewing, overseeing, approving, or disapproving any related‑person transactions; and
•
establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting or auditing matters.

Compensation Committee

Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our compensation committee will consist of Dr. Frank and Mr. Spice. Dr. Frank will be the chairperson of our compensation committee. Each of Dr. Frank and Mr. Spice meets the requirements for independence under the Nasdaq listing rules. Our compensation committee is responsible for, among other things:

•
reviewing and approving or making recommendations to our board of directors regarding the compensation of our executive officers;
•
authority to act as an administrator of our equity incentive plans;
•
reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;
•
reviewing and recommending that our board of directors approve the compensation for our directors; and
•
administering and overseeing our compliance with the compensation recovery policy required by applicable SEC rules and the Nasdaq listing rules.

Nominating and Corporate Governance Committee

Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our nominating and corporate governance committee will consist of Mr. Lam and Dr. Frank. Mr. Lam will be the chairperson of our nominating and corporate governance committee. Each of Mr. Lam and Dr. Frank meets the requirements for independence under the Nasdaq rules. Our nominating and corporate governance committee is responsible for, among other things:

•
identifying and recommending candidates for membership on our board of directors, including the consideration of nominees submitted by stockholders, and on each of the board’s committees;
•
developing and recommending our corporate governance guidelines and policies;

•
overseeing the process of evaluating the performance of our board of directors; and
•
assisting our board of directors on corporate governance matters.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Indemnification and Insurance

We maintain directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We have entered or will enter into indemnification agreements with each of our directors and officers to provide our directors and officers with additional indemnification and related rights. See the section titled “Description of Capital Stock‑Limitations on Liability and Indemnification Matters” for additional information.

Compensation Committee Interlocks and Insider Participation

None of the members of our board of directors who will serve on our compensation committee upon the effectiveness of the registration statement of which this prospectus forms a part is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for the Company’s executive officers who are named in the “2025 Summary Compensation Table” below. In 2025, the “named executive officers” and their positions with the Company were as follows:

•
Kurt Busch, Chief Executive Officer;
•
Pieter Vorenkamp, Chief Operating Officer; and
•
Ron Shelton, SVP and Chief Financial Officer.

Mr. Shelton commenced employment as the SVP and Chief Financial Officer of our Company, effective on March 16, 2025, and prior to such time he served as a consultant of our Company.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

2025 Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the year ended December 31, 2025.

Name and Principal Position	Salary ($)	Bonus ($) (1)	Stock Awards ($)(2)	All Other Compensation ($) (3)	Total
Kurt Busch
Chief Executive Officer	592,583	—	—	17,500	610,083
Pieter Vorenkamp
Chief Operating Officer	446,895	—	—	12,108	459,003
Ron Shelton
SVP and Chief Financial Officer	276,986	25,000	—	116,667	418,653

(1)
Amount represents the sign-on bonus paid to Mr. Shelton in connection with his appointment as the SVP and Chief Financial Officer of our Company on March 16, 2025.
(2)
Amounts reflect the grant date fair value of RSUs granted during 2025 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Each RSU award vests upon the satisfaction of both a service‑based vesting condition and a liquidity event vesting condition. The liquidity event condition will be satisfied upon completion of this offering. Because the liquidity event condition was not deemed probable as of the grant date in accordance with ASC Topic 718, the grant date fair value of these RSU awards is reflected as $0 in the table above. Assuming the liquidity event condition had been deemed probable on the grant date, the aggregate grant date fair value of the RSU awards granted to Mr. Busch, Mr. Vorenkamp, and Mr. Shelton would have been $3,112,500, $2,075,000, and $1,245,000, respectively, based on a per share fair value of $4.15. See Note 12 of the audited financial statements included in this prospectus for the assumptions used in calculating these amounts.
(3)
Amounts with respect to Mr. Busch and Mr. Vorenkamp represent matching contributions made under our 401(k) plan. Amounts with respect to Mr. Shelton represent the remunerations he received as an individual consultant prior to his employment as the SVP and Chief Financial Officer of our Company on March 16, 2025.

2025 Salaries

In 2025, the named executive officers received an annual base salary to compensate them for services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

For fiscal year 2025, Mr. Busch’s annual base salary was $600,000, Mr. Vorenkamp’s base salary was $450,000, and Mr. Shelton’s base salary was $365,000.

In connection with this offering, we increased Mr. Shelton’s base salary from $365,000 to $450,000.

2025 Bonuses

In 2025, each of our named executive officers, Mr. Busch, Mr. Vorenkamp, and Mr. Shelton, was eligible to earn an annual cash bonus pursuant to our annual incentive plan targeted at 100%, 70%, and 60% respectively of their respective annual base salaries. Pursuant to the annual incentive plan, the bonus pool was funded based on the attainment of pre-established annual Company performance objectives and each named executive officer was eligible to earn his annual cash bonus from the year-end bonus pool based on his individual performance factor.

The Company performance objectives were not achieved in 2025, and therefore none of the named executive officers received annual cash bonuses in 2025.

In February 2026, our board of directors approved a 2026 annual incentive plan on substantially the same terms as the 2025 annual incentive plan.

In connection with this offering, we increased the annual bonus targets for Mr. Busch, Mr. Vorenkamp and Mr. Shelton to 120%, 80% and 80%, respectively, of their annual base salaries.

Equity Compensation

Each of our named executive officers currently holds outstanding stock option awards and/or RSU awards granted pursuant to our 2017 Plan. In 2025, Mr. Busch was granted an award of RSUs covering 250,000 shares of our Class B common stock, Mr. Vorenkamp was granted an award of RSUs covering 166,666 shares of our Class B common stock, and Mr. Shelton was granted an award of RSUs covering 100,000 shares of our Class A common stock. The RSUs vest based on the satisfaction of a service‑based condition and a liquidity event condition that must occur on or before the expiration date. The service‑based condition is satisfied as to 1/4th of the shares subject thereto on the twelve‑month anniversary of the applicable vesting commencement date and subsequently, 1/48th of the shares subject thereto on each monthly anniversary of the applicable vesting commencement date for the remaining thirty-six months, subject to continued service. The liquidity event condition will be satisfied upon completion of this offering. Each of our named executive officers is party to a Severance and Change in Control Agreement (as described in more detail below), pursuant to which upon termination of employment without Cause or for Good Reason 30 days before and 12 months subsequent to a Change in Control (each as defined therein), all outstanding equity awards held by the named executive officer shall become fully vested, exercisable and/or payable, as applicable, subject to the execution and non‑revocation of a general release of claims.

In February 2026, in connection with our annual compensation review, we granted each of Messrs. Busch, Vorenkamp and Shelton an award of RSUs covering 333,333, 166,666 and 41,666 shares of common stock (Class B common stock for Messrs. Busch and Vorenkamp and Class A common stock for Mr. Shelton), respectively. The RSUs vest based on the satisfaction of a service‑based condition and a liquidity event condition that must occur on or before the expiration date. The service‑based condition is satisfied as to 1/4th of the shares subject thereto on the twelve‑month anniversary of the applicable vesting commencement date and subsequently, 1/48th of the shares subject thereto on each monthly anniversary of the applicable vesting commencement date for the remaining thirty-six months, subject to continued service. The liquidity event condition will be satisfied upon completion of this offering. In addition, Messrs. Busch and Vorenkamp were also granted RSUs covering up to 1,000,000 and 333,333 shares of Class B common stock, respectively. These RSUs have both a liquidity event requirement and a milestone requirement based on the Company achieving market capitalization thresholds ranging from $1.5 billion to $3.5 billion, both of which must be met within five years of the grant date for the awards to vest, which are subject to the applicable executive officer’s continued service through the milestone achievement date.

In connection with this offering, we intend to adopt the 2026 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers), consultants of our company and certain of its affiliates to enable us to obtain and retain the services of these individuals, which is essential to our long‑term success. We expect that the 2026 Plan will be effective as of the date immediately preceding the date on which this offering is consummated. For additional information about the 2026 Plan, please see the section titled “—Equity Incentive Plans” below.

Subject to and conditioned upon the effectiveness of the 2026 Plan and the filing of a Form S-8 registration statement, we intend to grant each named executive officer an award of RSUs under the 2026 Plan, covering a number of shares of Class A common stock calculated by dividing (i) $6,000,000 for Mr. Busch, $1,500,000 for Mr. Vorenkamp and $2,000,000 for Mr. Shelton by (ii) the price per share set forth on the cover of the prospectus relating to this offering (each, the “Executive RSU Award”). Each Executive RSU Award will vest as to 1/4th of the shares subject thereto on the 12‑month anniversary of the applicable vesting commencement date and subsequently, 1/48th of the shares subject thereto on each monthly anniversary of the applicable vesting commencement date for the remaining thirty-six months, subject to the named executive officer continuing his employment with us through the applicable vesting date.

Other Elements of Compensation

Retirement Plan

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other eligible employees. The 401(k) plan allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre‑tax or ROTH basis through contributions to the 401(k) plan. Currently, we match up to 5% of the contributions made by participants in the 401(k) plan, including our named executive officers, and these matching contributions are fully vested immediately. We anticipate that, following the consummation of this offering, our named executive officers will continue to have the opportunity to participate in this 401(k) plan on the same terms as other eligible employees.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full‑time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•
medical, dental, and vision benefits;
•
medical and dependent care flexible spending accounts (“FSA”), and health savings accounts (“HSA”);
•
short‑term and long‑term disability insurance; and
•
group term life insurance and voluntary life insurance plans.

We believe that the employee benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers and all our eligible employees.

No Tax Gross‑Ups

We do not make tax gross‑up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at Fiscal Year‑End

The following table summarizes the number of shares of Class A and Class B common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2025.

			Option Awards				Stock Award
Name	Vesting Commencement Date(1)		Number of Securities Underlying Unexercised Options Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units That Have Not Vested	Market Value of Shares or Units That Have Not Vested	Equity Incentive Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested	Equity Incentive Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested(2)
Kurt Busch(3)	01/01/2025		—	—	—	—	—	—	250,000	3,112,500
	01/01/2024	(4)	—	—	—	—	—	—	661	8,229
	01/01/2024		—	—	—	—	—	—	250,000	3,112,500
	12/23/2022		—	—	—	—	—	—	50,000	622,500
	01/01/2023	(5)	—	—	—	—	—	—	1,166	14,517
	09/24/2021		33,333	—	$5.58	09/27/2031	—	—	—	—
	12/18/2020		36,666	—	$5.40	12/24/2030	—	—	—	—
	09/08/2020		25,000	—	$5.40	09/08/2030	—	—	—	—
	01/01/2020		60,666	—	$3.36	02/11/2030	—	—	—	—
Pieter Vorenkamp(6)	01/01/2025		—	—	—	—	—	—	166,666	2,074,992
	01/01/2024	(4)	—	—	—	—	—	—	570	7,097
	01/01/2024		—	—	—	—	—	—	166,666	2,074,992
	12/23/2022		—	—	—	—	—	—	16,666	207,492
	01/01/2023	(5)	—	—	—	—	—	—	933	11,616
	09/24/2021		16,666	—	$5.58	09/27/2031	—	—	—	—
	12/18/2020		20,000	—	$5.40	12/24/2030	—	—	—	—
	09/08/2020		16,666	—	$5.40	09/08/2030	—	—	—	—
	01/01/2020		20,333	—	$3.36	02/11/2030	—	—	—	—
Ron Shelton(7)	05/20/2025		—	—	—	—	—	—	100,000	1,245,000

(1)
All stock options held by our named executive officers are fully vested and exercisable for shares. Except as otherwise noted, each grant of RSUs vest based on the satisfaction of a service‑based condition and a liquidity event condition that must occur on or before the expiration date. The service‑based condition is satisfied as to 1/4th of the shares subject thereto on the twelve‑month anniversary of the applicable vesting commencement date and subsequently, 1/48th of the shares subject thereto on each monthly anniversary of the applicable vesting commencement date for the remaining thirty-six months, subject to continued service. The liquidity event condition will be satisfied upon completion of this offering. Each of our named executive officers is party to a Severance and Change in Control Agreement, pursuant to which upon termination of employment without Cause or for Good Reason 30 days before and 12 months subsequent to a Change in Control, all outstanding equity awards held by the named executive officer shall become fully vested, exercisable and/or payable, as applicable, subject to the execution and non‑revocation of a general release of claims.
(2)
Amounts are calculated by multiplying the number of shares shown in the table by $12.45 per share underlying the RSUs, which constitutes the fair market value per share as of December 31, 2025, as determined by the Company’s board of directors.
(3)
All shares underlying stock options and RSUs held by Mr. Busch are Class B common stock.
(4)
The RSUs vest based on the satisfaction of a service‑based condition and a liquidity event condition that must occur on or before the expiration date. The service‑based condition is satisfied as to 1/6th of the shares subject thereto on each monthly anniversary of the applicable vesting commencement date for the remaining thirty-six months, subject to continued service. The liquidity event condition will be satisfied upon completion of this offering.
(5)
The RSUs vest based on the satisfaction of a liquidity event condition that must occur on or before the expiration date. The liquidity event condition will be satisfied upon completion of this offering.
(6)
All shares underlying stock options and RSUs held by Mr. Vorenkamp are Class B common stock.
(7)
All shares underlying RSUs held by Mr. Shelton are Class A common stock.

Executive Compensation Arrangements

Severance and Change in Control Agreement

Each of the named executive officers is a party to a Severance and Change in Control Agreement (the “Prior Severance Agreement”), dated for Mr. Busch and Mr. Vorenkamp, September 7, 2018 and amended on February 12, 2020 and August 10, 2023 and for Mr. Shelton, February 24, 2025. Pursuant to the Severance and Change in Control agreement, if the executive’s employment is terminated by us without Cause or due to his resignation for Good Reason, in each case, other than for death or disability, during the period commencing 30 days preceding and ending 12 months following the consummation of a change in control, subject to the timely execution and non‑revocation of a general release of claims, the named executive officer will be eligible to receive (i) a lump sum amount equal to 12 months of his monthly base salary, (ii) a lump sum amount equal to, for Mr. Busch, 150% of his target bonus and, for Messrs. Vorenkamp and Shelton, 100% of his target bonus, (iii) continuation of COBRA benefits for the executive and his dependents for 12 months following the date of termination (or a lump sum on the date of termination in lieu of the participation in the program at the executive’s election) and (iv) accelerated vesting of all outstanding equity awards as of the date of termination such that the equity awards become fully vested, exercisable, and/or payable, as applicable.

2026 Change in Control and Severance Agreement

We intend to enter into a change in control and severance agreement with each of the named executive officers (the “2026 Severance Agreement”), which will be effective on the day immediately prior to the completion of this offering and which will supersede in their entirety the applicable Prior Severance Agreement. Pursuant to the 2026 Severance Agreement, if the executive’s employment is terminated by us without Cause or due to resignation for Good Reason, in each case, other than for death or disability (the “Qualifying Termination”), subject to the timely execution and non-revocation of a general release of claims, the named executive officer will be eligible to receive (i) a lump sum amount equal to 12 months of their monthly base salary, (ii) a lump sum amount equal to, for Mr. Busch, 100% of his target bonus and for Messrs. Vorenkamp and Shelton, his target bonus pro-rated based on the number of days employed during the year in which the termination date occurs, (iii) continuation of COBRA benefits for the executive and his dependents, for Mr. Busch, 18 months following the date of termination and, for Messrs. Vorenkamp and Shelton, 12 months following the date of termination and (iv) accelerated vesting of outstanding equity awards with respect to that number of shares that would have become vested, exercisable, and/or payable, as applicable, for Mr. Busch, for 12 months from the date of termination, and for Messrs. Vorenkamp and Shelton, for 6 months from the date of termination. Any equity awards that vest in whole or in part based on attainment of performance-vesting conditions shall not be subject to the acceleration described in the preceding clause (iv) and instead will be governed by the terms of the applicable award agreement; provided, however, that in the absence of treatment of such performance-vesting equity awards upon such Qualifying Termination in the applicable award agreement, then such equity awards will be deemed achieved at the target level of the applicable award agreement. Notwithstanding the foregoing, if such Qualifying Termination occurs during the period commencing 3 months preceding and ending, for Mr. Busch, 24 months following and, for Messrs. Vorenkamp and Shelton, 12 months following the consummation of a change in control (the “CIC Qualifying Termination”), then in lieu of the severance benefits described above, subject to the timely execution and non‑revocation of a general release of claims, the named executive officer will be eligible to receive (i) a lump sum amount equal to, for Mr. Busch, 24 months of his monthly base salary and for Messrs. Vorenkamp and Shelton, 12 months of his monthly base salary, (ii) a lump sum amount equal to, for Mr. Busch, 24 months of his target annual bonus, for Messrs. Vorenkamp and Shelton, 12 months of his target annual bonus, (iii) continuation of COBRA benefits for the executive and his dependents, for Mr. Busch, 18 months following the date of termination and, for Messrs. Vorenkamp and Shelton, 12 months following the date of termination and (iv) accelerated vesting of all outstanding equity awards as of the date of termination such that the equity awards become fully vested, exercisable, and/or payable, as applicable. Notwithstanding the foregoing, any equity awards that vest in whole or in part based on attainment of performance-vesting conditions shall not be subject to the acceleration described in the preceding clause (iv) and instead will be governed by the terms of the applicable award agreement; provided, however, that in the absence of treatment of such performance-vesting equity awards upon such CIC Qualifying Termination in the applicable award agreement, then such equity awards will be deemed achieved at the target level of the applicable award agreement.

Offer Letter

Mr. Busch and Mr. Vorenkamp are not party to an employment agreement or offer letter as founders of our Company.

Mr. Shelton is a party to an offer letter, dated February 24, 2025, which provides for the terms of his full‑time employment as our SVP and Chief Financial Officer, effective March 16, 2025 and sets forth his initial base salary, annual bonus opportunity under the Annual Incentive Plan, eligibility to receive a grant of up to 50,000 RSUs upon certain performance objectives (which was granted in 2026), a sign‑on bonus, new hire equity grant, eligibility to receive annual equity grants in the future, and benefit plan eligibility.

Prior to commencing employment with us in March 2025, Mr. Shelton served as a consultant under a consulting agreement dated May 20, 2024, pursuant to which he received a monthly cash retainer of $33,333.

Equity Compensation Plans

The following summarizes the material terms of the Pilot AI Labs, Inc. 2016 Stock Incentive Plan (the “2016 Plan”) and the 2017 Plan, under which we have previously made periodic grants of equity and equity‑based awards to our named executive officers and other key employees. In addition, we intend to adopt the 2026 Plan and the ESPP in connection with the consummation of this offering.

2016 Plan

The 2016 Plan was assumed in connection with a Company transaction and adopted by our board of directors, effective as of August 26, 2022. Following the completion of this offering, we will amend the 2016 Plan such that all outstanding awards for common stock will become awards covering Class A common stock under the 2016 Plan. As of June 30, 2026, after giving effect to the Common Stock Reclassification, options to purchase 23,748 shares of our Class A at a weighted-average exercise price per share of $7.16, were outstanding under the 2016 Plan.

Administration. The 2016 Plan is administered by our board of directors, or a committee thereof appointed by the board of directors and including at least one member of the board of directors. The plan administrator has the authority and discretion to take any actions it deems necessary or advisable for the administration of the 2016 Plan. All decisions, interpretations and other actions of the board of directors shall be final and binding on all persons deriving rights under the 2016 Plan.

Eligibility. Our employees, consultants, and non‑employee members of our board of directors and employees, consultants, and non‑employee members of the board of directors of our parents or subsidiaries are eligible to receive awards under the 2016 Plan, provided that only employees may be granted awards intended as incentive stock options (“ISOs”).

Share Reserve. As of June 30, 2026, an aggregate of 46,219 shares of our Class A common stock may be issued under the 2016 Plan. Shares subject to awards that are cancelled, forfeited, settled in cash or expired by their terms and shares subject to awards that are used to pay withholding obligations or the exercise price of a stock option will, in each case, again be available for issuance under the 2016 Plan.

Awards. The 2016 Plan provides that the plan administrator may grant or issue stock options, restricted stock awards, stock appreciation rights, restricted stock units or other stock awards to eligible employees, consultants, and directors. In general, awards granted under the 2016 Plan may not be transferred except, other than with respect to restricted stock awards, pursuant to a beneficiary designation, by will or in accordance with the laws of descent and distribution.

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Restricted Stock. Restricted stock may be granted to any eligible individual, and each award or sale of shares pursuant to a restricted stock award may be made subject to such restrictions as may be determined by the plan administrator and set forth in an applicable award agreement. Such restrictions shall apply to any dividends paid with respect to such shares of restricted stock. The vesting of a restricted stock award granted to a participant for service as a non‑employee director shall be automatically accelerated in full in the event of a change in control (as defined in the 2016 Plan).
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Stock Options. Stock options may be granted to any eligible person, provided that ISOs may only be granted to our employees or employees of our parents or subsidiaries, subject to the 2016 Plan, and made subject to such restrictions as may be determined by the plan administrator and set forth in an applicable award agreement. The exercise price of stock options granted to employees, directors or consultants will be determined by the plan administrator and set forth in an applicable award agreement; provided that such exercise price may not be less than fair market value of a share on grant date (or 110% of fair market value with respect to ISOs granted to employees holding 10% or more of the total combined voting power of the Company). No stock option award may have a term of more than ten years following the date of grant. The vesting and exercisability of a stock option granted to a participant for service as a non‑employee director shall be automatically accelerated in full in the event of a change in control (as defined in the 2016 Plan).
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Stock Appreciation Rights (“SARs”). SARs may be granted to any eligible person, subject to the 2016 Plan, and made subject to such restrictions as may be determined by the plan administrator and set forth in an applicable award agreement. SARs may be granted in connection with stock options or separately. The exercise price of any SAR must be at least 100% of the fair market value of a share of our Class A or Class B common stock, as applicable, on the date of grant. SARs under the 2016 Plan will be settled in cash or shares of our Class A or Class B common stock, or in a combination of both, at the election of the plan administrator. No SAR may have a term of more than ten years following the date of grant. The vesting and exercisability of a SAR granted to a participant for service as a non‑employee director shall be automatically accelerated in full in the event of a change in control (as defined in the 2016 Plan).
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RSU. RSUs may be awarded to any eligible individual, subject to the 2016 Plan, and made subject to such restrictions as may be determined by the plan administrator and set forth in an applicable award agreement. Unless the applicable award agreement provides otherwise, no consideration other than services shall be required of the participant for a RSU award. RSUs under the 2016 Plan will be settled in cash, shares or a combination of cash and shares, as determined by the plan administrator. Recipients of RSUs shall have no voting, dividend or other rights as a stockholder with respect to any shares covered by the RSU award until such person receives such shares upon settlement of the award. The vesting of an RSU award granted to a participant for service as a non‑employee director shall be automatically accelerated in full in the event of a change in control (as defined in the 2016 Plan).
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Other Stock Awards. Other forms of awards that are based in whole or in part on our Class A or Class B common stock or the value thereof may be awarded to an eligible individual, subject to the 2016 Plan, and made subject to such terms and conditions as may be determined by the plan administrator and set forth in an applicable award agreement.

The plan administrator may at any time offer to buy out for a payment in cash or cash equivalents an award previously granted or authorize a participant to elect to cash out an award granted, in either case, at such time and based on the terms and conditions as the plan administrator shall establish.

Adjustments of Awards. In the event of a subdivision of the outstanding shares of our Class A or Class B common stock, a declaration of a dividend payable in shares, a declaration of an extraordinary dividend payable in a form other than shares in an amount that has material effect on the fair market value of our Class A or Class B common stock, a combination or consolidation of our outstanding Class A or Class B common stock into a lesser number of shares, a recapitalization, a spin‑off, a reclassification, or a similar occurrence, appropriate adjustments will automatically be made to the number of shares available for issuance of future awards under the 2016 Plan, the number of shares covered by each outstanding award, the exercise price under each outstanding award, and the price of shares subject to the Company’s right of repurchase.

Corporate Transactions. In the event of a merger or consolidation or sale of all or substantially all of the Company’s stock or assets, outstanding awards will be treated in accordance with the definitive transaction agreement, which may provide the continuation of the awards by the Company if the Company is a surviving corporation, the assumption of the awards by the surviving corporation or its parent, the substitution of the awards by the surviving company or its parent, the immediate vesting of awards, the exercisability and settlement of outstanding awards in cash or cash equivalents or property followed by the cancellation of such awards, or a combination thereof.

Amendment and Termination. The plan administrator may amend, suspend, or terminate the 2016 Plan at any time (subject to stockholder approval if required in accordance with the 2016 Plan) provided that no such amendment or termination will have a material adverse effect on any awards previously granted under the 2016 Plan without the holder’s consent. Following this offering and in connection with the effectiveness of our 2026 Plan, the 2016 Plan will terminate and no further awards will be granted under the 2016 Plan. However, all outstanding awards will continue to be governed by their existing terms.

2017 Plan

The 2017 Plan was adopted by our board of directors, effective as of May 15, 2017 and as amended on January 8, 2026. Following the completion of this offering, we will amend the 2017 Plan such that all outstanding awards for common stock will become awards covering Class A common stock and Class B common stock, as applicable, under the 2017 Plan. As of June 30, 2026, after giving effect to the Common Stock Reclassification and the Class B Stock Exchange, options to purchase 783,742 shares of our Class A common stock and 316,354 shares of our Class B common stock at a weighted-average exercise price per share of $7.74 and $4.85, respectively, and RSUs representing 4,140,124 shares of our Class A common stock and 2,872,546 shares of Class B common stock, issuable upon satisfaction of liquidity-based and service-based or market-based vesting conditions, were outstanding under the 2017 Plan.

Administration. The 2017 Plan is administered by our board of directors, or a committee thereof appointed by the board of directors and including at least one member of the board of directors and/or executive officer of the Company. The plan administrator has the authority to take any actions and make all determinations contemplated by the 2017 Plan and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the 2017 Plan as it shall deem advisable. All determinations of the board of directors shall be final and binding on all persons having or claiming any interest in the 2017 Plan or in any award thereunder.

Eligibility. Our employees and consultants, employees and consultants of our parents or subsidiaries, and members of our board of directors are eligible to receive awards under the 2017 Plan, provided that only employees may be granted awards intended as ISOs.

Share Reserve. As of June 30, 2026, an aggregate of 9,087,450 shares of our Class A common stock may be issued under the 2017 Plan, as amended on January 8, 2026. Unused, unissued or unacquired shares subject to awards that expire or lapse or are terminated, surrendered, cancelled or forfeited will again be available for issuance under the 2017 Plan. Shares withheld to satisfy applicable exercise or purchase price of an award or tax withholding obligation will again be available for issuance under the 2017 Plan.

Awards. The 2017 Plan provides that the plan administrator may grant or issue stock options, restricted stock, restricted stock units or other stock‑based awards to eligible employees, consultants, and directors. In general, awards granted under the 2017 Plan may not be sold, assigned, pledged, encumbered, or otherwise transferred except by will or in accordance with the laws of descent and distribution.

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Stock Options. Stock options may be granted to any eligible person, provided that ISOs may only be granted to our employees or employees of our parents or subsidiaries, subject to the 2017 Plan and such restrictions as may be determined by the plan administrator and set forth in an applicable award agreement. The exercise price of stock options granted to employees, directors or consultants will be determined by the plan administrator and set forth in an applicable award agreement; provided that such exercise price may not be less than fair market value of a share on grant date (or 110% of fair market value with respect to ISOs granted to employees holding 10% or more of the total combined voting power of the Company). No stock option award may have a term of more than ten years following the date of grant.
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Restricted Stock. Plan administrator may grant restricted stock, or the right to purchase restricted stock, to any eligible person, subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price from the participant (or to require forfeiture of such shares if issued at no cost) in the event that conditions specified by the plan administrator in the applicable award agreement are not satisfied as established by the plan administrator. If any dividends or distributions are paid in shares or other property other than in cash, such shares or other property will be subject to the same restrictions on transferability and forfeitability as the corresponding shares of restricted stock.
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Restricted Stock Unit. Plan administrator may grant RSUs to eligible persons, subject to vesting and forfeiture conditions as set forth in an applicable award agreement. Upon the vesting of a RSU, the participant shall be entitled to receive one share of our Class A or Class B common stock or an amount of cash or other property equal to the fair market value of one share of our Class A or Class B common stock on the settlement date. A participant shall have no voting rights with respect to any RSUs unless and until shares are delivered in settlement thereof. A grant of RSUs may provide the right to receive dividend equivalents, which may be paid currently or credited to an account and be settled in cash and/or shares of our Class A or Class B common stock and may be subject to same restrictions as the corresponding RSUs.
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Other Stock‑Based Awards. Other stock‑based awards may be granted to eligible persons, payable in shares of our Class A or Class B common stock, cash or other property, as the plan administrator shall determine. Plan administrator shall determine the terms and conditions of each other stock‑based award, including any purchase price, transfer restrictions, and vesting conditions, which shall be set forth in the applicable award agreement.

Adjustments of Awards. In the event of any equity restructuring or any dividend or other distribution, reorganization, merger, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange, or other disposition of all or substantially all of the assets of the Company or sale or exchange of our Class A or Class B common stock or other securities of the Company, issuance of warrants or other rights to purchase Class A or Class B common stock or other securities of the Company or other similar corporate transaction or event which affects our Class A or Class B common stock such that an adjustment is appropriate, the plan administrator may adjust any or all of the number and kind of shares of Class A and Class B common stock available for issuance of future awards under the 2017 Plan or subject to outstanding awards, the grant or exercise price of any award, or the terms and conditions of any award. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution of Company assets to stockholders, or any other change affecting the shares of Class A or Class B common stock or the share price of the Class A or Class B common stock, the plan administrator may refuse to permit the exercise of any award during a period of up to thirty days prior to the consummation of any such transaction.

Corporate Transactions. In the event of a merger or consolidation or sale or transfer of all or substantially all of the Company’s stock or assets, if outstanding awards are not continued, converted, assumed or replaced with a substantially similar award by the Company or successor entity or its parent or subsidiary, all such awards shall become fully vested, exercisable and/or payable

(as applicable) and all forfeiture, repurchase or other restrictions on such awards shall lapse, and all such awards shall therefore be canceled upon such transaction in exchange for the right to receive the change in control consideration payable to other holders of Class A and Class B common stock.

Amendment and Termination. The plan administrator may amend, suspend, or terminate the 2017 Plan at any time (subject to stockholder approval if required in accordance with the 2017 Plan) provided that no such amendment or termination will have a material adverse effect on any awards previously granted under the 2017 Plan without the holder’s consent. Following this offering and in connection with the effectiveness of our 2026 Plan, the 2017 Plan will terminate and no further awards will be granted under the 2017 Plan. However, all outstanding awards will continue to be governed by their existing terms.

2026 Incentive Award Plan

We intend to adopt the 2026 Plan, which will be effective on the day immediately prior to the completion of this offering. The principal purpose of the 2026 Plan is to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock‑based compensation awards and cash‑based performance bonus awards. The material terms of the 2026 Plan, as it is currently contemplated, are summarized below.

Share Reserve

Under the 2026 Plan, shares of our Class A common stock will be initially reserved for issuance pursuant to a variety of stock‑based compensation awards, including stock options, SARs, restricted stock awards, RSU awards and other stock‑based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2026 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2016 Plan and 2017 Plan (“Prior Plan Awards”) that become available for issuance under the counting provisions described below following the effective date of the 2026 Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2027 and ending in 2036, equal to the lesser of (A) 5% of the shares of our Class A common stock outstanding (including shares issuable upon conversion of shares of our Class B common stock outstanding) on the last day of the immediately preceding fiscal year, and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than shares of stock may be issued upon the exercise of ISOs.

The following counting provisions will be in effect for the share reserve under the 2026 Plan:

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to the extent an award (including a Prior Plan Award) terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2026 Plan;
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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2026 Plan or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2026 Plan;
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to the extent shares subject to SARs are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available for future grants under the 2026 Plan;
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to the extent shares of our Class A common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2026 Plan;
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the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2026 Plan; and
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to the extent it is permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2026 Plan.

In addition, the sum of the grant date fair value of all equity‑based awards and the maximum that may become payable pursuant to all cash‑based awards to any individual for services as a non‑employee director during any calendar year may not exceed $1,000,000 for such individual’s first year of service as a non-employee director and $750,000 for each year thereafter.

Administration

The compensation committee of our board of directors is expected to administer the 2026 Plan. The 2026 Plan provides that the board of directors or the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the Company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non‑employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2026 Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2026 Plan. The plan administrator is also authorized to adopt, amend or rescind rules relating to plan administration of the 2026 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2026 Plan. The full board of directors will administer the 2026 Plan with respect to awards to non‑employee directors.

Eligibility

Options, SARs, restricted stock, and all other stock‑based and cash‑based awards under the 2026 Plan may be granted to individuals who are then our officers, employees, or consultants or are the officers, employees, or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our Company or certain of our subsidiaries may be granted incentive stock options.

Awards

The 2026 Plan provides that the plan administrator may grant or issue stock options, SARs, restricted stock, RSUs, other stock‑or cash‑based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award, and will indicate the type, terms, and conditions of the award.

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Nonstatutory Stock Options (“NSOs”) will provide for the right to purchase shares of our Class A common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the plan administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of Company performance targets and individual performance targets established by the plan administrator. NSOs may be granted for any term specified by the plan administrator that does not exceed ten years.
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ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of Class A common stock on the date of grant, may be granted only to employees, and must not be exercisable after a period of ten (10) years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2026 Plan provides that the exercise price must be at least 110% of the fair market value of a share of Class A common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.
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Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the plan administrator. Typically, restricted stock may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.
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RSUs may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the plan administrator. Like restricted stock, RSUs may not be sold or otherwise transferred until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.
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SARs may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our Class A common stock over a set exercise price. The exercise price of any SAR granted under the 2026 Plan must be at least 100% of the fair market value of a share of our Class A common stock on the date of grant. SARs under the 2026 Plan will be settled in cash or shares of our Class A common stock, or in a combination of both, at the election of the plan administrator.

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Other stock‑ or cash‑based awards are awards of cash, fully vested shares of our Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A common stock. Other stock‑ or cash‑based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock‑ or cash‑ based awards, which may include vesting conditions based on continued service, performance, and/or other conditions.
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Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payment dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control

In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance‑based portion of the award will be subject to the terms and conditions of the applicable award agreement. The plan administrator may also make appropriate adjustments to awards under the 2026 Plan and is authorized to provide for the acceleration, cash‑out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. In the event that the successor corporation in a change in control refuses to assume or substitute for an award (other than any portion subject to performance-based vesting), all such awards will become fully vested and, if applicable, exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on such award to lapse and, to the extent unexercised upon the consummation of such transaction, to terminate in exchange for cash, rights or other property. Notwithstanding anything to the contrary, if a participant experiences a termination of service during the period within 6 months following the closing of a change in control that is effected by the Company without cause, then 50% of the shares subject to the award(s) held by such participant that remain unvested immediately prior to such termination of service (other than any portion subject to performance-based vesting, which will be handled as specified in the individual award agreement or as otherwise provided by the administrator) will become vested and, if applicable, exercisable and the forfeiture restrictions on such award(s) will lapse with respect to such shares, as of immediately prior to the consummation of such change in control or, if later, the date of such termination of service.

Adjustments of Awards

In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split‑up, spin‑off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our Class A common stock or the share price of our Class A common stock that would require adjustments to the 2026 Plan or any awards under the 2026 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the plan administrator will make appropriate, proportionate adjustments to: (1) the aggregate number and type of shares subject to the 2026 Plan; (2) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (3) the grant or exercise price per share of any outstanding awards under the 2026 Plan.

Amendment and Termination

The plan administrator may terminate, amend or modify the 2026 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule, or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date, and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2026 Plan after the 10th anniversary of the effective date of the 2026 Plan, and no additional annual share increases to the 2026 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2026 Plan will remain in force according to the terms of the 2026 Plan and the applicable award agreement.

2026 Employee Stock Purchase Plan

We intend to adopt the ESPP, which will be effective upon the day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The ESPP is designed to allow our eligible employees to purchase shares of our Class A common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Components

The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (i) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (the “Section 423 Component”), and (ii) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees who do not benefit from favorable U.S. tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where possible under local law and custom, we expect that the Non-Section 423 Component generally will be operated and administered on terms and conditions similar to the Section 423 Component.

Administration

Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve

The maximum number of shares of our Class A common stock which will be authorized for sale under the ESPP is equal to the sum of (a) shares of Class A common stock and (b) an annual increase on the first day of each calendar year beginning in 2027 and ending in 2036, equal to the lesser of (i) 1% of the shares of our Class A common stock outstanding (including shares issuable upon conversion of shares of our Class B common stock outstanding) on the last day of the immediately preceding fiscal year and (ii) such number of shares of Class A common stock as determined by our board of directors; provided, however, no more than shares of our Class A common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility

Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation

Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation. Such payroll deductions will be expressed as a whole number percentage, and the accumulated deductions will be applied to the purchase of shares of our Class A common stock on each purchase date. However, a participant may not purchase more than shares of our Class A common stock in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our Class A common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering

Generally, the ESPP will offer employees the option to purchase shares through a series of offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to twenty-seven (27) months long.

The option purchase price will be the lower of 85% of the closing trading price per share of our Class A common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each purchase period, or such other price designated by the administrator.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of our Class A common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge, or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our Class A common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge, or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger, or Asset Sale

In the event of any increase or decrease in the number of issued shares of our Class A common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Class A common stock, or any other increase or decrease in the number of shares of our Class A common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our Class A common stock offered under the ESPP, the number and price of shares of our Class A common stock which any participant has elected to purchase under the ESPP, and the maximum number of shares of our Class A common stock which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination

Our board of directors may amend, suspend, or terminate the ESPP at any time. However, our board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

Non‑Employee Director Compensation

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted cash fees and/or equity awards to certain non-employee directors for their service on our board of directors. We also have reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors.

Two non‑employee directors of the Company received compensation from the Company for their service on the board of directors in 2025. In exchange for their services on the Company’s board of directors, Dr. Edward Frank and Mr. Bret Johnsen, each received a grant of 50,000 RSUs (each, a “Director RSU Award”), as reflected in the table below. Each Director RSU Award vests based on the satisfaction of a service‑based condition and a liquidity event condition that must occur on or before the expiration date. The service‑based condition is satisfied as to 1/24th of the shares subject thereto on each monthly anniversary of the applicable vesting commencement date, subject to continued service. The liquidity event condition will be satisfied upon completion of this offering. Notwithstanding the foregoing, the Director RSU Award will accelerate and vest in full in the event of a change in control.

Additionally, as compensation for their services as a director, Dr. Edward Frank received a cash fee of $15,000 per quarter of service, and, in lieu of such cash fee, Mr. Johnsen received a grant of 4,819 RSUs (the “Johnsen RSU Award”). The Johnsen RSU Award vests based on the satisfaction of a service‑based condition and a liquidity event condition that must occur on or before the expiration date. The service‑based condition is satisfied in four quarterly installments over the 12 calendar months in 2025, subject to continued service. The liquidity event condition will be satisfied upon completion of this offering.

None of the Company’s other non‑employee directors received compensation from the Company for their service on the board of directors in 2025.

On May 12, 2026, we granted Dr. Frank and Messrs. Lam, Lin, and Spice a grant of 25,000 RSUs under the 2017 Plan, which vests as to 1/3rd of the shares subject thereto on each annual anniversary of the vesting commencement date, subject to his continued service on the board; provided that any unvested RSUs will accelerate and vest in full in the event of a change in control.

Subject to and conditioned upon the effectiveness of the 2026 Plan and a registration statement on Form S-8, we intend to grant Dr. Holleman, for his contribution and ongoing employment as the Chief Scientist, an award of RSUs under the 2026 Plan, covering a number of shares of Class A common stock calculated by dividing (i) $100,000 by (ii) the price per share set forth on the cover of the prospectus relating to this offering (the “2026 Chief Scientist RSU Award”). The 2026 Chief Scientist RSU Award will vest as to 1/4th of the shares subject thereto on the 12‑month anniversary of the vesting commencement date and subsequently, 1/48th of the shares subject thereto on each monthly anniversary of the vesting commencement date for the remaining thirty-six months, subject to his continued employment with us through the applicable vesting date.

Non-Employee Director Compensation Program

We intend to adopt the Non-Employee Director Compensation Program, which will be effective upon the day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to the Non-Employee Director Compensation Program, each non-employee director receives annual cash compensation from the Company for their services on the board as follows:

Compensation	Amount ($)
Retainer for each non-employee member of the Board	60,000
Retainer for Non-Executive Chair of the Board	110,000
Retainer for Lead Independent Director of the Board	85,000
Additional retainer for Chair of the Audit Committee	24,000
Additional retainer for Chair of the Compensation Committee	20,000
Additional retainer for Chair of the Nominating and Corporate Governance Committee	16,000
Additional retainer for non-Chair members of the Audit Committee	10,000
Additional retainer for non-Chair members of the Compensation Committee	10,000
Additional retainer for non-Chair members of the Nominating and Corporate Governance Committee	10,000

Under our Non-Employee Director Compensation Program, upon the initial appointment or election of a non-employee director, the director will automatically be granted an award of RSUs with respect to a number of shares of our common stock calculated by dividing $250,000 by the average per share closing trading price of the common stock over the most recent 30 trading days as of the grant date, that vests in equal annual installments over three years, subject to such director continuing in service on the board through each such vesting date. Additionally, upon initial appointment or election of a non-employee director, the director will automatically be granted a prorated award of RSUs covering a number of shares of our common stock calculated by dividing (i) $200,000 multiplied by a fraction (the numerator of which is the difference between 365 and the number of days from the date of the annual stockholders meeting preceding the date on which such director was initially elected or appointed to serve on the board through such election or appointment date and the denominator of which is 365) by the average per share closing trading price of the common stock over the most recent 30 trading days as of the grant date, that vests in full immediately prior to the first annual stockholders meeting following the grant date, subject to such director continuing in service on the board through each such vesting date. Additionally, on the date of each annual stockholders meeting, each non-employee director who will continue to serve as a director immediately following such annual meeting will automatically be granted an award of RSUs with respect to a number of shares of our common stock calculated by dividing $200,000 by the average per share closing trading price of the common stock over the most recent 30 trading days as of the grant date, that vests in full on the earlier of the first anniversary of the date of grant or the next annual stockholders meeting, subject to the director continuing in service on the Board through such vesting date.

The board or compensation committee, may, in its discretion, provide non-employee directors with the opportunity to elect to receive all or part of his or her annual cash retainer in the form of RSUs under our 2026 Plan or any other applicable Company equity incentive plan then-maintained by the Company. Elections to convert all or a portion of the annual cash retainer into RSUs must generally be made on or prior to December 31 of the year prior to the year in which the annual cash retainer is scheduled to be paid, or such other deadline as established by our board or Compensation Committee. Each individual who first becomes a non-employee director is permitted to elect to convert the annual cash retainer payments scheduled to be paid in the same calendar year into RSUs, provided that the election is made prior to the date the individual becomes a non-employee director. RSUs granted in lieu of all or a portion of the annual cash retainer are fully vested on the date of grant and have a grant date fair value equal to the amount of the applicable portion of the annual cash retainer.

Director Compensation Table for Fiscal Year 2025

The following table sets forth information regarding the compensation of our non-employee directors and Dr. Jeremy Holleman, who was our Chief Scientist but also a member of our board, for the fiscal year ended December 31, 2025. Dr. Holleman received consideration for his service as our employee as set forth in the table below but did not receive any additional consideration as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Edward Frank, PhD	45,000	—	—	45,000
Anthony Lin	—	—	—	—
Anand Kamannavar(2)	—	—	—	—
Jeffrey S. Niew	—	—	—	—
Bret Johnsen(3)	—	—	—	—
Jeremy Holleman, PhD	—	—	120,074(4)	120,074

(1)
Amounts reflect the full grant‑date fair value of RSUs granted during 2025 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by Dr. Frank, Mr. Johnsen and Dr. Holleman. Dr. Holleman received a grant of 6,666 RSUs for his employment as the Chief Scientist in 2025 (“2025 Chief Scientist RSU Award”), as reflected in the table below. The 2025 Chief Scientist RSU Award vests based on the satisfaction of a service‑based condition and a liquidity event condition that must occur on or before the expiration date. The service‑based condition is satisfied as to 1/4th of the shares subject thereto on the 12‑month anniversary of the applicable vesting commencement date and subsequently, 1/48th of the shares subject thereto on each monthly anniversary of the applicable vesting commencement date for the remaining thirty-six months, subject to continued service. The liquidity event condition will be satisfied upon completion of this offering. Dr. Holleman is party to a Severance and Change in Control Agreement, pursuant to which upon termination of employment without Cause or for Good Reason 30 days before and 12 months subsequent to a Change in Control, all outstanding equity awards held by the named executive officer shall become fully vested, exercisable and/or payable, as applicable, subject to the execution and non-revocation of a general release of claims. Because the liquidity event condition of the Director RSU Awards, the 2025 Chief Scientist RSU Award and the Johnsen RSU Award was not deemed probable as of the grant date in accordance with ASC Topic 718, the grant date fair value of the Director RSU Awards, the 2025 Chief Scientist RSU Award and the Johnsen RSU Award is reflected as $0 in the table above. Assuming the liquidity event condition had been deemed probable on the grant date, based on a per share fair value of $12.45, the aggregate grant date fair value of the Director RSU Award granted to Dr. Frank and Mr. Johnsen would have each been $622,500, the aggregate grant date fair value of the 2025 Chief Scientist RSU Award granted to Dr. Holleman would have been $83,000 and the aggregate grant date fair value of the Johnsen RSU Award granted to Mr. Johnsen would have been $60,000. See Note 12 of the audited financial statements included in this prospectus for the assumptions used in calculating these amounts.
(2)
Mr. Kamannavar resigned from our board effective as of July 29, 2026.
(3)
Mr. Johnsen resigned from our board effective as of February 12, 2026.
(4)
Amounts for Dr. Holleman represent (i) $114,356 paid as base salary for his service as our Chief Scientist and (ii) matching contributions of $5,718 under our 401(k) plan. Dr. Holleman was eligible for an annual performance bonus, similar to what is described above for our named executive officers, but no such bonus was paid as the performance measures were not satisfied. Dr. Holleman is also a party to a Severance and Change in Control agreement, dated September 7, 2018 and amended on February 12, 2020 and August 10, 2023. Pursuant to the Severance and Change in Control agreement, if Dr. Holleman’s employment is terminated by us without Cause or due to his resignation for Good Reason, in each case, other than for death or disability, during the period commencing 30 days preceding and ending 12 months following the consummation of a change in control, subject to the timely execution and non‑revocation of a general release of claims, Dr. Holleman will be eligible to receive (i) a lump sum amount equal to 12 months of his monthly base salary, (ii) a lump sum amount equal to 100% of his target bonus, (iii) continuation of COBRA benefits for Dr. Holleman and his dependents for 12 months following the date of termination (or a lump sum on the date of termination in lieu of the participation in the program at his election) and (iv) accelerated vesting of all outstanding equity awards as of the date of termination such that the equity awards become fully vested, exercisable, and/or payable, as applicable.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of December 31, 2025 by Dr. Holleman and each non-employee director who was serving as of December 31, 2025.

Name	Shares Underlying Options Outstanding at Fiscal Year End	Unvested Stock Awards Outstanding at Fiscal Year End
Edward Frank, PhD	21,666	58,333
Anthony Lin	—	—
Anand Kamannavar	—	—
Jeffrey S. Niew	—	—
Bret Johnsen	40,000	63,152
Jeremy Holleman, PhD	28,166	16,551

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2023 and any currently proposed transactions, to which we were or are to be a participant, in which (i) the amount involved exceeded or will exceed $120,000; and (ii) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons or entities, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive and Director Compensation.”

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s‑length transactions.

Series D-1 Preferred Stock Financing

In multiple closings held between December 2024 and March 2026, we issued and sold an aggregate of 8,320,004 shares of our Series D-1 Preferred Stock at a purchase price of $9.59848 per share for aggregate gross proceeds of approximately $79.9 million.

The following table summarizes the shares of Series D-1 Preferred Stock purchased by holders of more than 5% of our capital stock.

Name(1)	Shares of Series D-1 Preferred Stock	Aggregate Purchase Price
Intel Capital Corporation	260,457	$2,499,991.31
Microsoft Global Finance	308,382	$2,959,998.46

(1)
Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section titled “Principal Stockholders”.

Transactions with Knowles Corporation

Knowles Corporation holds all of the outstanding shares of our Series D-2 Preferred Stock, representing % of our outstanding capital stock as of August 31, 2026. We entered into certain related transactions with Knowles Corporation in connection with the closing of the acquisition of our sensors business, including a transition services agreement, the 2024 Seller Note, certain intellectual property license agreements, subleases, and certain commercial agreements.

Transition Services Agreement

In connection with the closing of the acquisition of our sensors business in December 2024, we entered into a Transition Services Agreement (the “TSA”), with Knowles Corporation pursuant to which Knowles Corporation agreed to provide us certain software and services relating to the orderly transition and continued operation on a transitional basis for two years following the entry into the TSA (unless terminated earlier pursuant to the terms of the TSA) in consideration of our payment of all fees associated with the transitioned services. Total payments made to Knowles Corporation in connection with the Transition Services Agreement were $0.7 million and $0.9 million for the year ended December 31, 2025 and the six months ended June 30, 2026, respectively. There were no payments to Knowles Corporation in connection with the Transition Services Agreement for the year ended December 31, 2024.

Intellectual Property License Agreements

In connection with the closing of the acquisition of our sensors business in December 2024, we entered into certain intellectual property license agreements pursuant to which we have perpetual license rights, except in Hearing Health Field Uses, to, as of June 30, 2026, approximately 200 issued U.S. patents, 133 issued foreign patents, seven pending U.S. patent applications, and 60 pending foreign patent applications, and such license rights are exclusive for use in MEMS microphones in consumer products and non-exclusive in all other areas (except, in each case, in Hearing Health Field Uses). In addition, as of June 30, 2026, we have non-exclusive license rights to approximately 103 issued U.S. patents and one issued foreign patent, except, in each case, in Hearing Health Field Uses. These perpetual licenses are royalty-free, except for our perpetual license to certain improvements to the licensed intellectual property developed by Knowles Corporation in the ten-year period following the closing of our acquisition of the CMM business (the “Knowles New Developments”), under which we would be obligated to pay a mutually agreed royalty to Knowles Corporation if we choose to exercise our rights to any such improvements. We have not exercised our right to license Knowles New Developments and thus no payments have been made to Knowles Corporation under such license as of June 30, 2026. See “Business—Intellectual Property.”

2024 Seller Note

In December 2024, in connection with the closing of the acquisition of our sensors business, we entered into the 2024 Seller Note, which was amended on February 3, 2026 and May 11, 2026. The 2024 Seller Note has a maturity date of the earlier of (a) March 28, 2029 or (b) the date that is ninety-one days after the payment in full of all obligations with respect to the 2024 Term Loan, other than a payment in full in connection with a permitted refinancing as defined in the 2024 Term Loan. The 2024 Seller Note bore interest at the prime rate commencing on the closing date of the 2024 Seller Note and continuing through June 27, 2025; thereafter, the 2024 Seller Note bore interest at a fixed annual interest rate of 13.0%. As of May 11, 2026, following the amendment of the 2024 Seller Note, the 2024 Seller Note bears interest at a fixed annual interest rate of 8.0%. Interest is due and payable on the first business day of each month in arrears. No lender fees or issuance costs were incurred with respect to the 2024 Seller Note. As of December 31, 2025 and 2024, the interest rate for the 2024 Seller Note was 13.0% and 7.5%, respectively.We intend to use a portion of the net proceeds from this offering to repay the 2024 Seller Note. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our credit facilities—2024 Seller Note.”

Facility Subleases

We have entered into sublease agreements with Knowles Corporation pursuant to which we have subleased manufacturing facilities in Itasca, Illinois, Suzhou, China and Penang, Malaysia. The lease for our Itasca, Illinois office space is for a 24-month term with a base rent of approximately $1,051,861 per year, payable monthly. On May 11, 2026, we entered into an amendment to the lease for our Itasca, Illinois office space to allow for our right to terminate the lease at our option. The lease was terminated on May 11, 2026.

The sublease for our Suzhou, China facility has an initial 5-year term, with an initial expiration date of March 31, 2030 and provides for the payment of RMB485,279.69 in rent per month for the period from April 1, 2025 to March 31, 2030. The rent shall be increased by no more than 5% for the period between April 1, 2030 and March 31, 2035.

The sublease for our Penang, Malaysia facility has an initial twenty-four month term, with two 6-month extension options, and provides for the payment of $79,000 per month in rent. The sublease provides for a rent increase of 15% during the first renewal term and 50% during the second renewal term. On May 11, 2026, we entered into an amendment to the sublease for our Penang, Malaysia facility to allow for a right to vacate the premises with 30-days’ prior written notice. On May 19, 2026 we gave notice to vacate under the sublease on June 18, 2026, in light of our new manufacturing facility in Malaysia. As of June 18, 2026, we have vacated the facility, and the sublease has been terminated.

Manufacturing Services Agreement

In December 2024, in connection with the closing of the acquisition of the CMM business from Knowles Corporation, we entered into a manufacturing services agreement with Knowles Corporation pursuant to which we agreed to provide Knowles Corporation with MEMS release services (the “Manufacturing Services Agreement”). The Manufacturing Services Agreement has an initial 3-year term, with automatic 1-year renewals thereafter, subject to termination following an un-remediated material breach of the agreement or the bankruptcy or insolvency of the other party. The Manufacturing Services Agreement does not provide for any minimum purchase commitments. We invoice Knowles Corporation on a shipment-by-shipment basis, based on a per unit price. Total payments from Knowles Corporation in connection with the Manufacturing Services Agreement were $0.6 million for the year ended December 31, 2025 and $0.4 million for the six months ended June 30, 2026.

Product Supply Agreement

In December 2024, in connection with the closing of the acquisition of the CMM business from Knowles Corporation, we entered into a product supply agreement with Knowles Corporation pursuant to which Knowles Corporation provides us with cans that have been assembled and stamped by Knowles Corporation (the “Product Supply Agreement”). The Product Supply Agreement has an initial 3-year term, with automatic 1-year renewals thereafter, subject to termination following an un-remediated material breach of the agreement or the bankruptcy or insolvency of the other party. The Product Supply Agreement does not provide for any minimum purchase commitments. Knowles Corporation invoices us on a shipment-by-shipment basis, based on a per unit price. Total payments to Knowles Corporation in connection with the Product Supply Agreement were $18.4 million for the year ended December 31, 2025 and $7.1 million for the six months ended June 30, 2026. In June 2026, we delivered what we expect to be our final purchase order under the Product Supply Agreement.

Distribution Agreement

In January 2026, we entered into a distribution agreement with Knowles Corporation pursuant to which we agreed to provide Knowles Corporation with MEMS microphones for distribution for Hearing Health Field Uses (the “Distribution Agreement”). The Distribution Agreement has an initial 1-year term, with automatic 1-year renewals thereafter. The Distribution Agreement does not provide for any minimum purchases. We invoice Knowles Corporation on a shipment-by-shipment basis, based on a per unit price. As of June 30, 2026, no payments have been made in connection with the Distribution Agreement.

Director and Officer Indemnification

We have entered into indemnification agreements with certain of our current executive officers and directors, and intend to enter into new indemnification agreements with each of our current executive officers and directors before the completion of this offering.

Our amended and restated certificate of incorporation also provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims, and liabilities arising out of the fact that the person is or was our officer or director, or served any other enterprise at our request as an officer or director. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Purchases in Reserved Share Program

Certain of our directors, officers, certain employees and other individuals associated with them, to the extent permitted by local securities laws and regulations, will be able to purchase shares of our Class A common stock in the reserved share program. See “Underwriting.” All purchases of Class A common stock in the reserved share program will be at the public offering price. Purchases by any related persons participating in the reserved share program may individually exceed $120,000.

Related Person Transaction Policy

Our board of directors intends to adopt a written related person transaction policy, to be effective upon the completion of this offering, that applies to our executive officers, directors, director nominees, holders of more than 5% of any class of our voting securities, and any member of the immediate family of, and any entity affiliated with, any of the foregoing persons. Such persons will not be permitted to enter into a related person transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, director nominee, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, the commercial reasonableness of the terms of the transaction and the materiality and character of the related person’s direct or indirect interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Other Transactions

To facilitate the Class B Stock Exchange, we have entered into an exchange agreement with our Founders pursuant to which shares of our Class A common stock beneficially owned by our Founders and certain trusts for the benefit of our Founders and their family members following the Common Stock Reclassification will automatically be exchanged for an equivalent number of shares of our Class B common stock upon the completion of this offering.

PRINCIPAL STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock as of August 31, 2026, (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of shares of our Class A common stock offered by this prospectus, by:

•
each person, or group of persons, known to us who beneficially owns more than 5% of our capital stock;
•
each person whom we anticipate will serve on the board of directors upon completion of this offering;
•
each of our named executive officers; and
•
all persons whom we anticipate will serve on the board of directors or as executive officers upon completion of this offering, as a group.

We have based percentage ownership of our common stock before this offering on shares of our Class A common stock and shares of our Class B common stock outstanding as of August 31, 2026, and assumes the occurrence of each of the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering, the Preferred Stock Conversion, the Common Stock Reclassification, and the Class B Stock Exchange in each case as if it had occurred as of August 31, 2026. Percentage ownership of our common stock after this offering assumes our sale of shares of Class A common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of August 31, 2026 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of August 31, 2026 (including those for which the liquidity-based vesting condition will be satisfied on or before March 15, 2027). Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.

For further information regarding material transactions between us and certain of our stockholders, see the section titled “Certain Relationships and Related-Party Transactions.” Unless otherwise indicated, the address for each listed stockholder is: c/o Syntiant Corp., 7555 Irvine Center Drive, Suite 200, Irvine, California 92618. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

	Shares Beneficially Owned Prior to this Offering					Shares Beneficially Owned After this Offering
	Class A		Class B			Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%	% of Voting Power Before this Offering	Shares	%	Shares	%	% of Voting Power After this Offering
Named Executive Officers and Directors:
Kurt Busch(1)
Ron Shelton(2)
Pieter Vorenkamp(3)
Edward Frank, PhD(4)
Jeremy Holleman, PhD(5)
Anthony Lin(6)
David J. Lam(7)
Jeffrey S. Niew(8)
Adam Spice(9)
All executive officers and directors as a group (10 persons)
Other 5% or Greater Stockholders:
Knowles Corporation(10)
Intel Capital Corporation(11)
Microsoft Global Finance(12)

*Represents beneficial ownership of less than 1%.

(1) Represents (i) shares of Class B common stock held by a family trust for which Mr. Busch is a trustee, (ii) shares of Class A common stock held by an irrevocable trust held for the benefit of Mr. Busch’s family members, (iii) shares of Class A common stock held by an irrevocable trust held for the benefit of Mr. Busch’s family members, and (iv) shares of Class B common stock underlying options that are exercisable within 60 days of August 31, 2026. Excludes shares of Class B common stock issuable upon settlement of RSUs beyond October 30, 2026. Includes shares of Class B common stock to be received in connection with the payment of cumulative dividends at the time of the Preferred Stock Conversion and Class B Stock Exchange. Mr. Busch has shared voting and dispositive power with respect to the shares held by Kurt and Amy Busch Family Trust DTD November 27, 2019.

(2) Excludes shares of Class A common stock issuable upon settlement of RSUs beyond October 30, 2026.

(3) Represents (i) shares of Class B common stock held by a family trust for which Mr. Vorenkamp is a trustee, (ii) shares of Class B common stock held by a family trust for which Mr. Vorenkamp is a trustee, and (iii) shares of Class B common stock underlying options that are exercisable within 60 days of August 31, 2026. Excludes shares of Class B common stock issuable upon settlement of RSUs beyond October 30, 2026. Includes shares of Class B common stock to be received in connection with the payment of cumulative dividends at the time of the Preferred Stock Conversion and Class B Stock Exchange. Mr. Vorenkamp has sole voting and dispositive power with respect to the shares held by the Vorenkamp Family Irrevocable Trust DTD December 7, 2005.

(4) Represents (i) shares of Class A common stock underlying options that are exercisable within 60 days of August 31, 2026. Excludes shares of Class A common stock issuable upon settlement of RSUs beyond October 30, 2026. Includes shares of Class B common stock to be received in connection with the payment of cumulative dividends at the time of the Preferred Stock Conversion and Class B Stock Exchange.

(5) Represents (i) shares of Class B common stock and (ii) shares of Class B common stock underlying options that are exercisable within 60 days of August 31, 2026. Excludes shares Class B common stock issuable upon settlement of RSUs beyond October 30, 2026.

(6) Excludes shares of Class A common stock issuable upon settlement of RSUs beyond October 30, 2026. See footnote (11) for shares held by Intel Capital Corporation. Mr. Lin, the Managing Partner and Head of Intel Capital Corporation, is a member of our board of directors.

(7) Represents (i) shares of Class A common stock and (ii) shares of Class A common stock that may be acquired upon settlement of outstanding RSUs within 60 days of August 31, 2026. Excludes shares of Class A common stock issuable upon settlement of RSUs beyond October 30, 2026.

(8) See footnote (10) for shares held by Knowles Corporation. Mr. Niew, the President and Chief Executive Officer of Knowles Corporation, is a member of our board of directors.

(9) Excludes shares of Class A common stock issuable upon settlement of RSUs beyond October 30, 2026.

(10) Represents shares of Class A common stock held by Knowles Electronics, LLC, a subsidiary of Knowles Corporation, which is a public company listed on the New York Stock Exchange. Includes shares of Class A common stock to be received in connection with the payment of cumulative dividends at the time of the Preferred Stock Conversion. The address for Knowles Electronics, LLC is c/o Knowles Corporation, 1151 Maplewood Drive, Itasca, Illinois 60143.

(11) Includes shares of Class A common stock to be received in connection with the payment of cumulative dividends at the time of the Preferred Stock Conversion. The address for Intel Capital Corporation is c/o Intel Corporation, Attention: Intel Capital Portfolio Manager, 2200 Mission College Blvd., M/S RN6-59, Santa Clara, California 95054.

(12) Includes shares of Class A common stock to be received in connection with the payment of cumulative dividends at the time of the Preferred Stock Conversion. The address for Microsoft Global Finance is Clarendon House 2 Church Street, Hamilton HM 11, Bermuda.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, the amended and restated investors’ rights agreement to which we and certain of our stockholders are parties, and of the DGCL. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and amended and restated investors’ rights agreement, copies of which are filed as exhibits to the registration statement of which this prospectus is part.

General

Immediately following the completion of this offering, our authorized capital stock will consist of 650,000,000 shares of Class A common stock, par value $0.0001 per share, 50,000,000 shares of Class B common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share.

Our board of directors is authorized, without stockholder approval, except as required by the Nasdaq listing rules, to issue additional shares of our capital stock.

Class A and Class B Common Stock

Immediately following the completion of this offering, after giving effect to the Preferred Stock Conversion, the Common Stock Reclassification, and the Class B Stock Exchange, and based on the number of shares outstanding as of June 30, 2026, there will be shares of our common stock outstanding, including shares of Class A common stock and shares of Class B common stock.

Voting Rights

Each holder of our Class A common stock is entitled to one vote per share, and each holder of our Class B common stock is entitled to ten votes per share, on all matters submitted to a vote of the stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class, and without a separate vote of the holders of the Class A common stock, Class B common stock, or Preferred Stock, on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

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if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
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if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. In addition, the affirmative vote of holders of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, including the provisions relating to amending our amended and restated bylaws and director liability.

Our amended and restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of legally available funds. See “Dividend Policy” for more information. Any dividend or distributions paid or payable to the holders of shares of common stock shall be paid pro rata, on an equal priority, pari passu basis.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, following the completion of this offering and prior to the Final Conversion Date (as defined below), each share of Class B common stock will convert automatically into one share of Class A common stock upon the sale or transfer of Class B common stock, except for certain permitted transfers, as described below. In addition, each share of our Class B common stock held by a Founder (as defined below) and certain trusts for the benefit of our Founders and their family members following the Common Stock Reclassification will convert automatically into one share of our Class A common stock on the earlier of (i) the death or incapacity of such Founder, or (ii) the date that is six months following the date on which such Founder is no longer providing services to the Company as a director or full- or part-time employee of the Company (unless such Founder has rejoined the Company during such six-month period). In addition, all outstanding shares of Class B common stock will convert automatically into one share of Class A common stock on the earlier of (i) the first day on or after the date that is six months following the date on which no Founder is providing services to the Company as a director or full- or part-time employee of the Company (unless a Founder has rejoined the Company during such six-month period) and (ii) the first trading day following the seven year anniversary of the closing of this offering. We refer to the date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of our amended and restated certificate of incorporation occurs as the “Final Conversion Date.” Once converted into Class A common stock, the Class B common stock will not be reissued.

The following transfers of Class B common stock will not trigger a conversion of such stock to Class A common stock:

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a transfer with the prior written approval of the Company;
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a transfer to a family member of the holder of Class B common stock, so long as the holder of Class B common stock retains sole dispositive power and voting control with respect to the shares transferred;
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a transfer to a trust for the benefit of the holder of Class B common stock or other persons, so long as the holder of Class B common stock retains sole dispositive power and voting control with respect to the shares held by such trust, and so long as the transfer does not involve any payment of cash, securities, property, or other consideration to the Class B stockholder (other than as a settlor or beneficiary of such trust);
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a transfer to a trust in which the holder of Class B common stock has retained a “qualified interest” within the meaning of Section 2702(b)(1) of the Code and/or a reversionary interest, so long as the holder of Class B common stock retains sole dispositive power and voting control with respect to the shares held by such trust;
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a transfer to an individual retirement account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus, or other type of plan or trust of which the holder of Class B common stock is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code, so long as the holder of Class B common stock retains sole dispositive power and voting control with respect to the shares held in such account, plan, or trust;
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a transfer to a corporation, partnership, or limited liability company in which the Class B stockholder directly, or indirectly through one or more permitted transferees, owns shares, partnership interests, or membership interests, as applicable, with sufficient voting control in such corporation, partnership, or limited liability company, or otherwise has legally enforceable rights, such that the Class B stockholder retains sole dispositive power and voting control with respect to the shares of Class B common stock held by such corporation, partnership, or limited liability company;
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a transfer from a Founder or such Founder’s affiliates to another Founder or such other Founder’s affiliates, so long as a Founder retains sole dispositive power and voting control with respect to the shares of Class B common stock; and
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a transfer to an affiliate of a holder of Class B common stock, so long as the person or entity holding sole dispositive power and voting control with respect to the shares prior to the transfer retains, directly or indirectly, sole dispositive power and voting control with respect to such shares following the transfer.

In each of the foregoing cases (other than a transfer approved in writing by the Company), if the holder of Class B common stock (or, in the case of a transfer between Founders, a Founder) ceases to retain sole dispositive power and voting control with respect to the transferred shares of Class B common stock, each such share will automatically convert into one share of Class A common stock.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions. The rights, preferences, and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Pursuant to the provisions of our amended and restated certificate of incorporation, each currently outstanding share of Preferred Stock will automatically be converted into common stock on a three-to-one basis effective upon the completion of this offering. Following this offering, no shares of Preferred Stock will be outstanding.

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the price of our Class A common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of June 30, 2026, after giving effect to the Common Stock Reclassification, and the Class B Stock Exchange, we had outstanding options to purchase an aggregate of 23,748 shares of our Class A common stock, with a weighted-average exercise price of $7.16 per share, issued pursuant to the 2016 Plan.

As of June 30, 2026, after giving effect to the Common Stock Reclassification, and the Class B Stock Exchange, we had outstanding options to purchase an aggregate of 783,742 shares of our Class A common stock, with a weighted-average exercise price of $7.74 per share, issued pursuant to the 2017 Plan.

As of June 30, 2026, after giving effect to the Common Stock Reclassification, and the Class B Stock Exchange, we had outstanding options to purchase an aggregate of 316,354 shares of our Class B common stock, with a weighted-average exercise price of $4.85 per share, issued pursuant to the 2017 Plan.

Warrants

Series D-1 Preferred Stock Warrants

As of June 30, 2026, we had outstanding warrants to purchase 2,470,655 shares of our Series D-1 Preferred Stock, with an exercise price of $9.59848 per share (the “Series D-1 Warrants”). Such Series D-1 Warrants consist of two tranches of warrants, including Series D-1 Warrants exercisable for an aggregate of 1,689,284 shares of Series D-1 Preferred Stock which expire on December 31, 2029 and were issued in connection with issuance of our Series D-1 Preferred Stock, and Series D-1 Warrants exercisable for an aggregate of 781,371 shares of Series D-1 Preferred Stock which expire on December 31, 2034 and were issued to the lender under our 2024 Term Loan. Additionally, as of June 30, 2026, we had an outstanding Series D-1 Warrant exercisable for an aggregate of 208,366 shares of Series D-1 Preferred Stock at $0.0001 per share, which expires on September 10, 2035 and was issued to a customer. The Series D-1 Warrants are exercisable in whole or in part, at any time before their expiration. If the Series D-1 Warrants are not exercised prior to the completion of this offering, they will be exercisable into shares of Class A common stock on a three-to-one basis. The warrants issued in connection with the issuance of our Series D-1 Preferred Stock and those issued to the lender under our 2024 Term Loan also include a cashless exercise feature allowing the holder to elect to receive upon exercise of the holder’s warrant (either in whole or in part) the net number of shares determined according to a formula set forth in such warrants.

Additionally, in August 2026, we issued a warrant to purchase 49,488 shares of Series D-1 Preferred Stock, with an exercise price of $0.0001 per share, to a customer in connection with the entry into a statement of work with such customer. The warrants issued to a customer will be automatically net settled for 16,495 shares of Class A common stock upon the completion of this offering.

Common Stock Warrants

As of June 30, 2026, after giving effect to the Common Stock Reclassification, we had outstanding warrants to purchase 173,636 shares of Class A common stock, with an exercise price of $0.03 per share. The warrants are exercisable in whole or in part, at any time before their expiration. These warrants expire upon the later of (i) February 3, 2036, (ii) the completion of this offering or (iii) the completion of certain merger events. These warrants also include a cashless exercise feature allowing the holder to elect to receive upon exercise of the holder’s warrant (either in whole or in part) the net number of shares determined according to a formula set forth in such warrants.

As of June 30, 2026, after giving effect to the Common Stock Reclassification, we had outstanding warrants to purchase 11,111 shares of Class A common stock, with an exercise price of $5.40 per share. The warrants are exercisable in whole or in part, at any time before their expiration. These warrants expire on February 23, 2031. These warrants also include a cashless exercise feature allowing the holder to elect to receive upon exercise of the holder’s warrant (either in whole or in part) the net number of shares determined according to a formula set forth in such warrants.

As of June 30, 2026, after giving effect to the Common Stock Reclassification, we had outstanding warrants to purchase 5,000 shares of Class A common stock, with an exercise price of $12.39 per share. The warrants are exercisable in whole or in part, at any time before their expiration. These warrants expire on April 26, 2034. These warrants also include a cashless exercise feature allowing the holder to elect to receive upon exercise of the holder’s warrant (either in whole or in part) the net number of shares determined according to a formula set forth in such warrants.

Restricted Stock Units

As of June 30, 2026, after giving effect to the Common Stock Reclassification and the Class B Stock Exchange, we had outstanding RSUs representing 4,140,124 shares of our Class A common stock and 2,872,546 shares of Class B common stock, issuable upon satisfaction of liquidity-based and service-based or market-based vesting conditions and issued pursuant to the 2017 Plan. As of June 30, 2026, the service-based vesting condition was satisfied for 1,326,789 of such RSUs covering Class A shares, and 516,618 of such RSUs covering Class B shares, and no market-based vesting conditions were satisfied. The liquidity-based vesting condition will be deemed satisfied in connection with RSUs representing shares of our common stock on each of , and as of March 15, 2027 for the remainder of outstanding RSUs.

Registration Rights

Following the completion of this offering, and subject to the lock‑up agreements entered into in connection with this offering and market standoff provisions, the holders of an aggregate of up to shares of our common stock and their permitted transferees will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our preferred stock financings, and include Form S‑1 and Form S‑3 demand registration rights and piggyback registration rights. In any registration made pursuant to such amended and restated investors’ rights agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including all underwriting discounts, selling commissions, and stock transfer taxes, will be borne by the holders of the shares being registered. We will not be required to bear the expenses in connection with the exercise of the demand registration rights of a registration if the request is subsequently withdrawn at the request of the selling stockholders holding a majority of securities to be registered. In an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

The registration rights terminate (i) upon a deemed liquidation event as defined in the amended and restated investors’ rights agreement, (ii) five years following the completion of this offering, (iii) at such time that a particular stockholder holds less than 1% of our outstanding securities, or (iv) at such time as any particular stockholder may sell all of its shares during any 90‑day period pursuant to Rule 144 or another similar exemption under the Securities Act.

Form S‑1 Demand Registration Rights

The holders of an aggregate of shares of our common stock, or their permitted transferees, are entitled to Form S‑1 demand registration rights. Under the terms of the amended and restated investors’ rights agreement, at any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders representing a majority of the then‑outstanding shares that are entitled to registration rights can request that we file a registration statement on Form S‑1 covering all or some of their shares as soon as practicable, and in any event within 90 days after the date of such request, if the aggregate price to the public of the shares offered is at least $50.0 million (net of underwriting discounts, selling commissions, and stock transfer taxes). We may be required to effect up to two registrations pursuant to this provision of the amended and restated investors’ rights agreement. We may postpone the filing of a registration statement twice for up to 90 days in a 12‑month period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a Form S‑1 demand registration under certain additional circumstances specified in the amended and restated investors’ rights agreement, including during the period beginning 60 days prior to our good faith estimate of the date of filing and ending on a date 180 days after the effective date of a registration statement filed by our initiation.

Form S‑3 Demand Registration Rights

The holders of an aggregate of shares of our common stock, or their permitted transferees, are also entitled to Form S‑3 demand registration rights. Under the terms of the amended and restated investors’ rights agreement, at any time once we are eligible to file a registration statement on Form S‑3, the holders representing a majority of the then‑outstanding shares that are entitled to registration rights can request that we file a registration statement on Form S‑3 covering all or some of their shares, as soon as practicable, and in any event within 45 days of such request, if the aggregate price to the public of the shares offered is at least $3.0 million (net of underwriting discounts, selling commissions, and stock transfer taxes). The holders may only require us to effect at most two registration statements on Form S‑3 in any 12‑month period. We may postpone the filing of a registration statement twice for up to 90 days in a 12‑month period if our board of directors determines that the filing would be materially detrimental to us. We are not required to effect a Form S‑3 registration under certain additional circumstances specified in the amended and restated investors’ rights agreement, including during the period beginning 60 days prior to our good faith estimate of the date of filing and ending on a date 90 days after the effective date of a registration statement filed by our initiation.

Piggyback Registration Rights

If we register any of our securities for public sale, holders of an aggregate of shares of our common stock, entitled to registration rights, or their permitted transferees, will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to the sale of securities pursuant to any company stock plan, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Class A common stock, or a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder. However, the number of shares to be registered by these holders cannot be reduced unless all other securities of such holders are first entirely excluded from the underwriting.

Anti‑Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

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the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Dual Class Stock

As described above in the subsection titled “—Class A and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our founders with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Classified Board

Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II, and Class III, with each class serving staggered three-year terms. In addition, directors may only be removed from the board of directors for cause. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer. See the section titled “Management—Board Structure and Composition” for additional information.

Board of Directors Vacancies

Our amended and restated certificate of incorporation and our amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated certificate of incorporation will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

Certain amendments to our amended and restated certificate of incorporation will require the approval of 66 2/3% of the outstanding voting power of our common stock. Our amended and restated bylaws will provide that approval of stockholders holding 66 2/3% of our outstanding voting power voting as a single class is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Choice of Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action, suit, or proceeding brought on our behalf; any action, suit, or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders; any action, suit, or proceeding arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended from time to time); or any action, suit, or proceeding asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to claims brought to enforce any liability or duty created solely by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees, and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors and officers to the fullest extent permitted by the DGCL, and our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers and may indemnify other employees and other agents to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or officers and certain other employees and agents. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and officers will be indemnified and insured against the cost of defense, settlement, or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director or officer for breach of fiduciary duties as a director or officer.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Listing

We intend to apply to list our Class A common stock on the Nasdaq Global Market under the symbol “SYTN.”

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be Computershare Trust Company, N.A. The address of the transfer agent and registrar is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the completion of this offering, after giving effect to the Preferred Stock Conversion, the Common Stock Reclassification, and the Class B Stock Exchange, based on the number of shares of our capital stock outstanding as of June 30, 2026, we will have an aggregate of shares of our Class A common stock and shares of our Class B common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock. All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining shares of Class A common stock, Class B common stock, and shares of Class A and Class B common stock subject to stock options will be on issuance deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements and market standoff provisions described below, provided that, pursuant to certain exceptions to the lock-up agreements and market standoff provisions, certain shares of our Class A common stock will be eligible for sale in the open market during the 180-day lock-up period in sell-to-cover transactions in order to satisfy tax withholding obligations in connection with the settlement of RSUs. Pursuant to such exceptions, we estimate approximately million shares may be sold in the open market during the 180-day lock-up period, with approximately million shares being sold on or around each of the following dates: , in connection with such tax withholding obligations (based on an estimated weighted average tax withholding rate of %). Upon expiration of the lock-up period, we estimate that approximately shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

Rule 144

In general, a person who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale; and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our Class A common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•
1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or
•
the average weekly trading volume of shares of our Class A common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who acquired Class A common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such Class A common stock is not subject to a lock‑up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements, or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock‑up agreement referred to below, if applicable).

Lock‑Up and Market Standoff Agreements

In connection with this offering, we, our directors, officers, and the holders of shares of our Class A common stock, stock options, and other securities convertible into, exercisable, or exchangeable for shares of our Class A common stock representing % of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock have entered into or will enter into lock-up agreements with the underwriters pursuant to which we and they have agreed not to, among other things and subject to certain exceptions more fully described under the section titled “Underwriting,” offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) of any shares of Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock during the period ending on the 180th day after the date of this prospectus (“Lock-Up Period”). Citigroup Global Markets, Inc., BofA Securities, Inc. and UBS Securities LLC, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time. See the section titled “Underwriting” for additional information.

Furthermore, (i) an additional approximately % of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to the market standoff provisions in our amended and restated investors’ rights agreement, pursuant to which such holders agreed to not lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock held immediately prior to the effectiveness of this registration statement, or enter into any hedging, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities during the Lock-Up Period and (ii) an additional approximately % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to restrictions contained in market standoff provisions in other agreements that generally include restrictions on the ability of such holders to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, shares of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock during the Lock-Up Period, or enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities during the Lock-Up Period. The forms and specific restrictive provisions within these market standoff provisions vary among security holders. For example, although some of these market standoff provisions do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging, our insider trading compliance policy prohibits hedging by all of our current directors, officers, employees, contractors, and consultants. Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our Class A common stock.

As a result of the foregoing, substantially all of our outstanding shares of Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to a lock-up agreement or market standoff provisions (“Lock-Up Securities”) during the Lock-Up Period. We have agreed to enforce all such market standoff restrictions on behalf of the underwriters and not to amend or waive any such market standoff provisions during the Lock-Up Period without the prior consent of Citigroup Global Markets, Inc., BofA Securities, Inc. and UBS Securities LLC, on behalf of the underwriters, provided that we may release shares from such restrictions to the extent such shares would be entitled to release under the form of lock-up agreement with the underwriters signed by our directors and executive officers and certain other record holders of our securities as described herein.

Notwithstanding the foregoing, the restrictions imposed by the lock-up agreements and market standoff provisions during the Lock-Up Period are subject to certain additional exceptions, including with respect to:

(1)
transfers in the following transactions:
a.
as bona fide gift or gifts (including contributions to a charitable organization);
b.
by will, other testamentary document or intestacy;
c.
to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

d.
to a partnership, limited liability company, or other entity of which the lock-up party and/or the immediate family of the lock-up party are the legal and/or beneficial owner of all of the outstanding equity securities or similar interests;
e.
to a nominee, custodian or trustee of a person or entity to whom a disposition or transfer would be permissible under clauses (a) through (d) above;
f.
if the lock-up party is a corporation, partnership, limited liability company, trust, or other business entity, (A) to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing, or managed by or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to its stockholders, members, partners, trust beneficiaries, or other equity-holders of the lock-up party;
g.
by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or other court order;
h.
to us pursuant to arrangements under which we have the option to repurchase such Lock-Up Securities or a right of first refusal with respect to such Lock-Up Securities;
i.
in connection with the sale or other transfer of the lock-up party’s shares of Class A common stock (A) acquired in this offering (other than issuer-directed shares of Class A common stock purchased in this offering by an officer or director) or (B) acquired in open market transactions after the closing date of this offering; or
j.
transfers pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a change of control of the company; provided that in the event that such tender offer, merger, consolidation, or other similar transaction is not completed, the lock-up party’s securities shall remain subject to the restrictions set forth above;

provided that (i) in the case of any transfer or distribution pursuant to clause (1)(a), (b), (c), (e) and (f) such transfer will not involve a disposition for value; (ii) in the case of any transfer or distribution pursuant to clause (1)(a), (b), (c), (d), (e), (f) and (g), each donee, devisee, transferee or distributee shall execute and deliver to the Representatives a lock-up letter; (iii) in the case of any transfer or distribution pursuant to clause (1)(d), (f) and (i) it shall be a condition to such transfer that no public filing, report or announcement by any party (donor, donee, devisee, transferor, transferee, distributor or distributee) shall be made (other than a filing on a Form 5 made after the expiration of the Lock-Up Period referred to above) and (iv) in the case of any transfer or distribution pursuant to clause (a), (b), (c), (e), (g) and (h) it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Class A common stock in connection with such transfer or distribution shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;

(2)
the exercise of outstanding options, the settlement of RSUs or other equity awards or exercise of warrants pursuant to plans and warrants described in this prospectus (including transfers to us in connection with the net exercise, conversion or net settlement in respect of tax withholding obligations due upon the exercise of options or the vesting of equity-based awards); provided that any Lock-Up Securities received upon such exercise, vesting or settlement will be subject to the restrictions set forth above, and provided further that any public filing, report or announcement of such transaction will clearly indicate in the footnotes thereto the circumstances of such disposition;
(3)
the disposition of Lock-Up Securities in “sell to cover” or similar open market transactions to satisfy tax withholding obligations as a result of the vesting and/or settlement of RSUs that automatically vest during the Lock-Up Period and are issued pursuant to a plan or arrangement described in this prospectus, provided that any Lock-Up Securities received upon such vesting or settlement that are not sold to cover any such tax obligations will be subject to the restrictions set forth above, and provided further that any public filing, report or announcement of such transaction will clearly indicate in the footnotes thereto the circumstances of such disposition;

(4)
the establishment or amendment of trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Lock-Up Securities; provided that (a) such plans do not provide for the transfer of Lock-Up Securities during the Lock-Up Period (except to the extent otherwise permitted by these restrictions) and (b) any required public disclosure of such plans includes a statement regarding the restrictions described above and that no shares may be sold during the Lock-Up Period; or
(5)
(i) to us in connection with the conversion, exchange or reclassification of our outstanding equity securities into shares of our Class A common stock or Class B common stock, (ii) any reclassification, exchange or conversion of our Class B common stock or Class A common stock, in each case of (i) and (ii), as described in this prospectus, or (iii) any conversion of Class B common stock into Class A common stock in connection with any transfer permitted by the lock-up agreement, in each case, provided that any such shares of Class A common stock or Class B common stock received upon such conversion, exchange or reclassification shall be subject to the restrictions set forth above.

If the holder is an officer or director, the foregoing restrictions will be equally applicable to any issuer-directed shares of Class A common stock such holder may purchase in this offering.

As described above, certain shares of our Class A common stock will be eligible for sale in the open market during the Lock-Up Period in sell-to-cover transactions in order to satisfy tax withholding obligations in connection with the settlement of RSUs. Pursuant to such exceptions, we estimate approximately million shares may be sold in the open market during the Lock-Up Period, with approximately million shares being sold on or around each of the following dates: , in connection with such tax withholding obligations (based on an estimated weighted average tax withholding rate of %).

Registration Rights

We have granted Form S‑1 and Form S‑3 demand and piggyback registration rights to certain of our stockholders. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Equity Incentive Plans

We intend to file with the SEC one or more registration statements on Form S‑8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issuable or issuable and reserved for issuance under the 2017 Plan, the 2016 Plan, and the 2026 Plan. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations, vesting restrictions, and the lock‑up agreements described above, if applicable. In addition, we will plan to file one or more registration statements on Form S-8 under the Securities Act to register the resale of the shares of our Class A common stock that will be eligible for sale in the open market during the lock-up period in sell-to-cover transactions in order to satisfy tax withholding obligations in connection with the settlement of RSUs.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and any alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•
U.S. expatriates and former citizens or long-term residents of the United States;
•
persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•
banks, insurance companies, and other financial institutions;
•
brokers, dealers, or traders in securities;
•
“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•
partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•
tax-exempt organizations or governmental organizations;
•
persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•
persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•
tax-qualified retirement plans; and
•
“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•
an individual who is a citizen or resident of the United States;
•
a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the subsection titled “—Sale or Other Taxable Disposition” below.

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•
our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

Citigroup Global Markets Inc., BofA Securities, Inc., and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives (the “Representatives”) of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
BofA Securities, Inc.
UBS Securities LLC
Needham & Company, LLC
Stifel, Nicolaus & Company, Incorporated
Cantor Fitzgerald & Co.
KeyBanc Capital Markets Inc.
Craig-Hallum Capital Group LLC
Rosenblatt Securities Inc.
Roth Capital Partners, LLC
Nomura Securities International, Inc.
WR Securities, LLC
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The Representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, certain employees and other individuals associated with them, to the extent permitted by local securities laws and regulations. The sales will be made at our direction by Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of BofA Securities, Inc., an underwriter of this offering, through a reserved share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. Any shares sold in the reserved share program to our directors or executive officers who have entered into lock-up agreements described in this section shall be subject to the provisions of such lock-up agreements.

We intend to apply to list our shares of Class A common stock on the Nasdaq Global Market under the symbol “SYTN.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by us
	No Exercise	Full Exercise
Per share	$—	$—
Total	$—	$—

We estimate that our total expenses of this offering will be approximately $ , excluding underwriting discounts and commissions. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $ .

We have agreed that, during the Lock-Up Period, we will not, subject to certain exceptions, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), including the confidential submission or filing (or participation in the confidential submission or filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, of any shares of Class A common stock or any securities convertible into or exchangeable for our Class A common stock, or publicly announce an intention to effect any such transaction. The Representatives in their sole discretion may waive these restrictions at any time. The foregoing restrictions do not apply to (i) the issuance and sale of common stock and grants of stock options, stock awards, restricted stock, restricted stock units or other equity awards pursuant to any employee stock option plan, equity incentive plan, stock ownership plan or dividend reinvestment plan of ours in effect on the date of this prospectus, in each case where such plans and convertible securities are described in this prospectus, (ii) the issuance of common stock issuable upon the conversion of securities or the exercise of warrants or options (including net exercise, conversion or settlement and in respect of tax withholding payments due upon the exercise of options or the vesting of equity-based awards) or the settlement of restricted stock units or other equity awards (including net settlement and in respect of tax withholding payments) outstanding on the date of this prospectus, in each case where such plans and convertible securities are described in this prospectus, (iii) the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (A) such plan does not provide for the transfer of common stock during the restricted period, and (B) to the extent a public announcement or filing under the Exchange Act, if any, is required regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period, (iv) the sale or issuance of, or entry into an agreement to sell or issue, common stock or any securities convertible into or exercisable or exchangeable for common stock in connection with one or more mergers, acquisitions of securities, businesses, property, or other assets, products, or technologies, joint ventures, commercial relationships, or other strategic corporate transactions or alliances; provided that the aggregate amount of common stock or any securities convertible into or exercisable or exchangeable for common stock (on an as-converted, as-exercised, or as-exchanged basis) that we may sell or issue or agree to sell or issue pursuant to this clause (iv) shall not exceed ten percent (10%) of the total number of shares of our common stock issued and outstanding immediately following the completion of this offering determined on a fully diluted basis, or (v) the filing of any registration statement on Form S-8 (including any resale registration statement on Form S-8) (or successor form) relating to securities granted, issued or to be granted pursuant to any employee stock option plan, equity incentive plan, stock ownership plan or dividend reinvestment plan of ours in effect on the date of this prospectus and described in this prospectus; provided, that in the cases of clauses (i), (ii) and (iv) each recipient of common stock or any securities convertible into or exercisable or exchangeable for common stock pursuant to the applicable clause will execute and deliver to the Representatives a lock-up agreement covering the remainder of the restricted period, subject to any earlier release as provided in such agreement, to the extent such securities are not otherwise bound by a market standoff agreement that is at least as restrictive as the terms described herein.

Our officers and directors, and the holders of a portion of our Class A common stock, stock options, and other securities convertible into, or exercisable or exchangeable for, our Class A common stock, have agreed that, for the restricted period, they will not, subject to certain exceptions, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the party to the lock-up agreement (a “lock-up party”) or any affiliate of the lock-up party or any person in privity with the lock-up party or any affiliate of the lock-up party), directly or indirectly, including the confidential submission or filing (or participation in the confidential submission or filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, of any shares of Class A common stock or any securities convertible into or exchangeable for our Class A common stock, or publicly announce an intention to effect any such transaction. The Representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time.

Furthermore, (i) an additional approximately % of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to the market standoff provisions in our amended and restated investors’ rights agreement, pursuant to which such holders agreed to not lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock held immediately prior to the effectiveness of this registration statement, or enter into any hedging, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities during the Lock-Up Period and (ii) an additional approximately % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to restrictions contained in market standoff provisions in other agreements that generally include restrictions on the ability of such holders to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, shares of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock during the
Lock-Up Period, or enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities during the Lock-Up Period. The forms and specific restrictive provisions within these market standoff provisions vary among security holders. For example, although some of these market standoff provisions do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging, our insider trading compliance policy prohibits hedging by all of our current directors, officers, employees, contractors, and consultants. Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our Class A common stock.
As a result of the foregoing, substantially all of our outstanding shares of Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to a lock-up agreement or market standoff provisions during the Lock-Up Period. We have agreed to enforce all such market standoff restrictions on behalf of the underwriters and not to amend or waive any such market standoff provisions during the Lock-Up Period without the prior consent of
Citigroup Global Markets, Inc., BofA Securities, Inc. and UBS Securities LLC, on behalf of the underwriters, provided that we may release shares from such restrictions to the extent such shares would be entitled to release under the form of lock-up agreement with the underwriters signed by our directors and executive officers and certain other record holders of our securities as described herein.

Notwithstanding the foregoing, the restrictions imposed by the lock-up agreements and market standoff provisions during the Lock-Up Period are subject to certain additional exceptions, including with respect to:

(1)
transfers in the following transactions:
a.
as bona fide gift or gifts (including contributions to a charitable organization);
b.
by will, other testamentary document or intestacy;
c.
to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
d.
to a partnership, limited liability company, or other entity of which the lock-up party and/or the immediate family of the lock-up party are the legal and/or beneficial owner of all of the outstanding equity securities or similar interests;
e.
to a nominee, custodian or trustee of a person or entity to whom a disposition or transfer would be permissible under clauses (a) through (d) above;
f.
if the lock-up party is a corporation, partnership, limited liability company, trust, or other business entity, (A) to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing, or managed by or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to its stockholders, members, partners, trust beneficiaries, or other equity-holders of the lock-up party;
g.
by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or other court order;

h.
to us pursuant to arrangements under which we have the option to repurchase such Lock-Up Securities or a right of first refusal with respect to such Lock-Up Securities;
i.
in connection with the sale or other transfer of the lock-up party’s shares of Class A common stock (A) acquired in this offering (other than issuer-directed shares of Class A common stock purchased in this offering by an officer or director) or (B) acquired in open market transactions after the closing date of this offering; or
j.
transfers pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a change of control of the company; provided that in the event that such tender offer, merger, consolidation, or other similar transaction is not completed, the lock-up party’s securities shall remain subject to the restrictions set forth above;

provided that (i) in the case of any transfer or distribution pursuant to clause (1)(a), (b), (c), (e) and (f) such transfer will not involve a disposition for value; (ii) in the case of any transfer or distribution pursuant to clause (1)(a), (b), (c), (d), (e), (f) and (g), each donee, devisee, transferee or distributee shall execute and deliver to the Representatives a lock-up letter; (iii) in the case of any transfer or distribution pursuant to clause (1)(d), (f) and (i) it shall be a condition to such transfer that no public filing, report or announcement by any party (donor, donee, devisee, transferor, transferee, distributor or distributee) shall be made (other than a filing on a Form 5 made after the expiration of the Lock-Up Period referred to above) and (iv) in the case of any transfer or distribution pursuant to clause (a), (b), (c), (e), (g) and (h) it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Class A common stock in connection with such transfer or distribution shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;

(2)
the exercise of outstanding options, the settlement of RSUs or other equity awards or exercise of warrants pursuant to plans and warrants described in this prospectus (including transfers to us in connection with the net exercise, conversion or net settlement in respect of tax withholding obligations due upon the exercise of options or the vesting of equity-based awards); provided that any Lock-Up Securities received upon such exercise, vesting or settlement will be subject to the restrictions set forth above, and provided further that any public filing, report or announcement of such transaction will clearly indicate in the footnotes thereto the circumstances of such disposition; or
(3)
the disposition of Lock-Up Securities in “sell to cover” or similar open market transactions to satisfy tax withholding obligations as a result of the vesting and/or settlement of RSUs that automatically vest during the Lock-Up Period and are issued pursuant to a plan or arrangement described in this prospectus, provided that any Lock-Up Securities received upon such vesting or settlement that are not sold to cover any such tax obligations will be subject to the restrictions set forth above, and provided further that any public filing, report or announcement of such transaction will clearly indicate in the footnotes thereto the circumstances of such disposition;
(4)
the establishment or amendment of trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Lock-Up Securities; provided that (a) such plans do not provide for the transfer of Lock-Up Securities during the Lock-Up Period (except to the extent otherwise permitted by these restrictions) and (b) any required public disclosure of such plans includes a statement regarding the restrictions described above and that no shares may be sold during the Lock-Up Period; or
(5)
(i) to us in connection with the conversion, exchange or reclassification of our outstanding equity securities into shares of our Class A common stock or Class B common stock, (ii) any reclassification, exchange or conversion of our Class B common stock or Class A common stock, in each case of (i) and (ii), as described in this prospectus, or (iii) any conversion of Class B common stock into Class A common stock in connection with any transfer permitted by the lock-up agreement, in each case, provided that any such shares of Class A common stock or Class B common stock received upon such conversion, exchange or reclassification shall be subject to the restrictions set forth above.

If the holder is an officer or director, the foregoing restrictions will be equally applicable to any issuer-directed shares of Class A common stock such holder may purchase in this offering.

As described above, certain of our shares of our Class A common stock will be eligible for sale in the open market during the Lock-Up Period in sell-to-cover transactions in order to satisfy tax withholding obligations in connection with the settlement of RSUs. Pursuant to such exceptions, we estimate approximately million shares may be sold in the open market during the Lock-Up Period, with approximately million shares being sold on or around each of the following dates: , in connection with such tax withholding obligations (based on an estimated weighted average tax withholding rate of %).

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the Representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•
Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.
o
“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.
o
“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.
•
Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.
o
To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
o
To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
•
Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking, and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of our Class A common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our Class A common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of our Class A common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares of our Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of our Class A common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares of our Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of our Class A common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares of our Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

This prospectus has been prepared on the basis that the offering of the securities falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) and accordingly there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.

Each underwriter has represented and agreed that it has not made and will not make an offer of securities which are the subject of the offering contemplated by this prospectus to the public in the United Kingdom except that it may make an offer:

a)
at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;

b)
at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Issuer for any such offer; or
c)
at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

For the purposes of this provision, the expression an offer of securities to the public in relation to any securities means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to buy or subscribe for the securities.

Notice to Prospective Investors in Hong Kong

The shares of our Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of our Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of our Class A common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of our Class A common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations, and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

Each joint book-running manager has acknowledged that this offering has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each joint book-running manager has represented and agreed that it has not offered or sold any shares of our Class A common stock or caused the shares of our Class A common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of our Class A common stock or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our Class A common stock, whether directly or indirectly, to any person in Singapore other than:

(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;
(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our Class A common stock pursuant to an offer made under Section 275 of the SFA except:

(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;
(ii)
where no consideration is or will be given for the transfer;
(iii)
where the transfer is by operation of law;
(iv)
as specified in Section 276(7) of the SFA; or

as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The shares of our Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares of our Class A common stock. No shares of our Class A common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of our Class A common stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):

(a)
to any person which is a professional client as defined under the FinSA;
(b)
to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the underwriters for any such offer; or
(c)
in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of shares of our Class A common stock shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA.

The shares of our Class A common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares of our Class A common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares of our Class A common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Australia

This prospectus:

•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares of our Class A common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of our Class A common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of our Class A common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of our Class A common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of our Class A common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our Class A common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of our Class A common stock, offer, transfer, assign or otherwise alienate those shares of our Class A common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, or the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in South Korea

The shares of Class A common stock offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares of Class A common stock have been and will be offered in Korea as a private placement under the FSCMA. Except in connection with the aforementioned private placement and except as otherwise permitted under the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”), none of the shares of Class A common stock may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea. The shares of Class A common stock have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares of Class A common stock will comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of shares of Class A common stock. By the purchase of shares of Class

A common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of Class A common stock pursuant to the applicable laws and regulations of Korea.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Davis Polk & Wardwell LLP, Redwood City, California, is acting as counsel for the underwriters in connection with certain legal matters related to this offering.

Latham & Watkins LLP and certain attorneys and investment funds affiliated with the firm collectively own an aggregate of shares of our Series D-1 Preferred Stock which will be converted into an aggregate of shares of Class A common stock immediately prior to the completion of this offering.

EXPERTS

The financial statements as of December 31, 2025 and 2024 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains an emphasis of matter paragraph relating to the Company’s financial results and management’s plans as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On December 22, 2024, we dismissed Moss Adams LLP (“Moss Adams”) as our independent auditor, and on December 29, 2024, we engaged PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2024. The decision to dismiss Moss Adams and engage PwC was approved by our board of directors.

The reports of Moss Adams on our consolidated financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain adverse opinions or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years preceding our dismissal of Moss Adams and the subsequent interim period through December 22, 2024, there were:

•
no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with Moss Adams on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moss Adams, would have caused Moss Adams to make reference to the subject matter of the disagreements in its report on our financial statements as of the fiscal years ended December 31, 2023 and December 31, 2022 and for the fiscal years ended December 31, 2023, December 31, 2022, and December 31, 2021, and
•
no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

As of June 3, 2025, Moss Adams merged with Baker Tilly US, LLP (“Baker Tilly”), with Baker Tilly being the surviving entity. We provided Baker Tilly, as the surviving entity of the merger between Moss Adams and Baker Tilly, with a copy of the disclosure set forth in this section and requested that Baker Tilly furnish us with a letter addressed to the SEC stating whether or not Baker Tilly agrees with the statements made herein, each as required by applicable SEC rules. A copy of the letter, dated August 31, 2026, furnished by Baker Tilly in response to that request, is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

During the fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent interim period through December 29, 2024, when we engaged PwC, we did not consult with PwC with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S‑1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and our Class A common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.syntiant.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

SYNTIANT CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements

Unaudited Condensed Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Syntiant Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Syntiant Corp. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, of redeemable convertible preferred stock and warrants and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company has incurred cumulative net losses from operations since inception and has an accumulated deficit. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters are also described in Note 1.

/s/ PricewaterhouseCoopers LLP

Irvine, California

April 27, 2026, except for the effects of the reverse stock split discussed in Note 1 to the consolidated financial statements, as to which the date is August 31, 2026

We have served as the Company’s auditor since 2024.

SYNTIANT CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$45,911	$41,356
Accounts receivable, net	32,332	35,742
Inventory	59,899	68,398
Other current assets[1]	11,527	18,456
Total current assets	149,669	163,952
Property and equipment, net	19,489	23,181
Goodwill	5,033	5,033
Intangible assets, net	12,130	14,857
Other noncurrent assets[1]	21,017	7,783
Total assets	$207,338	$214,806
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable[1]	$37,422	$18,945
Accrued compensation	7,419	9,401
Other current liabilities[1]	25,429	5,349
Total current liabilities	70,270	33,695
Long-term debt[1]	52,985	51,560
Other noncurrent liabilities[1]	10,620	3,591
Total liabilities	133,875	88,846
Commitments and contingencies (Note 18)
Redeemable convertible preferred stock, $0.0001 par value; 46,319,875 shares authorized as of December 31, 2025 and 2024; 40,146,126 and 39,525,710 shares issued and outstanding, as of December 31, 2025 and 2024, respectively, and preferred stock warrants	248,854	241,051
Stockholders’ Deficit:
Common stock, $0.0001 par value; 80,058,546 and 76,308,546 shares authorized as of December 31, 2025 and 2024, respectively; 4,448,233 and 4,422,494 shares issued and outstanding, as of December 31, 2025 and 2024, respectively	1	1
Additional paid-in capital	19,200	18,615
Accumulated deficit	(194,592)	(133,707)
Total stockholders’ deficit	(175,391)	(115,091)
Total liabilities, redeemable convertible preferred stock and warrants, and stockholders’ deficit	$207,338	$214,806

(1) Includes related party transactions as follows (Note 17, Related Parties)
Other current assets	$4,735	$13,455
Other noncurrent assets	4,643	1,820
Accounts payable	3,757	—
Other current liabilities	2,567	858
Long-term debt	5,964	6,433
Other noncurrent liabilities	2,297	968

See accompanying notes to consolidated financial statements.

SYNTIANT CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2025	2024
Revenue:
Products[1]	$267,982	$6,552
Software and services	3,812	7,095
Total revenue	271,794	13,647
Cost of revenue:
Cost of products sold[1]	214,888	5,092
Cost of software and services	804	757
Amortization of developed technology	2,605	1,435
Total cost of revenue	218,297	7,284
Gross profit	53,497	6,363
Operating expenses:
Research and development[1]	52,495	18,518
Selling, general and administrative[1]	39,428	14,063
Impairment of property and equipment	5,855	—
Total operating expenses	97,778	32,581
Loss from operations	(44,281)	(26,218)
Interest expense[1]	(9,133)	(497)
Interest income	1,041	566
Other (expense) income, net	(2,748)	51
Loss before income taxes	(55,121)	(26,098)
Provision for (benefit from) income taxes	5,764	(397)
Net loss	$(60,885)	$(25,701)
Cumulative undeclared dividends	(11,170)	(321)
Net loss attributable to common stockholders	$(72,055)	$(26,022)
Net loss per share attributable to common stockholders – basic and diluted	$(16.26)	$(5.93)
Weighted-average shares used to compute net loss per share attributable to common stockholders – basic and diluted	4,430,935	4,391,006
(1) Includes related party transactions as follows (Note 17, Related Parties)
Products	$558	$—
Cost of products sold	10,662	100
Research and development	117	—
Selling, general and administrative	6,921	77
Interest expense	626	5

See accompanying notes to consolidated financial statements.

SYNTIANT CORP.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock and Warrants		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2023	25,131,631	$121,030	4,392,201	$1	$17,504	$(108,006)	$(90,501)
Forfeiture of unvested shares issued in connection with business acquisition	—	—	(30,873)	—	—	—	—
Proceeds from exercise of stock options	—	—	61,166	—	198	—	198
Issuance of Series C-1 Preferred Stock	520,915	5,000	—	—	—	—	—
Issuance of Series D-1 Preferred Stock, net of issuance costs of $817	5,538,512	50,344	—	—	—	—	—
Issuance of Series D-2 Preferred Stock in business acquisition	8,334,652	64,677	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	890	—	890
Warrants issued in connection with debt refinancing	—	—	—	—	23	—	23
Net loss	—	—	—	—	—	(25,701)	(25,701)
Balance at December 31, 2024	39,525,710	241,051	4,422,494	1	18,615	(133,707)	(115,091)
Proceeds from exercise of stock options	—	—	25,739	—	113	—	113
Issuance of Series D-1 Preferred Stock, net of issuance costs of $115	620,416	5,840	—	—	—	—	—
Issuance of Series D-1 Preferred Stock warrants to customer	—	1,963	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	472	—	472
Net loss	—	—	—	—	—	(60,885)	(60,885)
Balance at December 31, 2025	40,146,126	$248,854	4,448,233	$1	$19,200	$(194,592)	$(175,391)

See accompanying notes to consolidated financial statements.

SYNTIANT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2025	2024
Operating activities
Net loss	$(60,885)	$(25,701)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	9,058	343
Amortization of intangible assets	2,727	1,565
Non-cash lease expense	3,304	460
Stock-based compensation expense	472	890
Equity-based payment to customer	1,786	—
Amortization of debt issuance costs and debt discount	1,894	96
Deferred income taxes	(3,730)	(508)
Issuance of preferred stock for settlement of acquisition-related costs	—	2,000
Change in fair value of preferred stock warrants	548	—
Impairment of property and equipment	5,855	—
Unrealized loss on foreign currency exchange, net	1,258	—
Other	—	57
Changes in operating assets and liabilities:
Accounts receivable, net	4,388	(7,504)
Inventory	8,499	3,580
Other current assets	(1,630)	11,815
Other noncurrent assets	(100)	656
Accounts payable	12,386	791
Accrued compensation	(2,201)	1,753
Other current liabilities	7,845	162
Other noncurrent liabilities	(3,525)	(1,472)
Assets (liabilities) due from (to) related party	12,692	(13,449)
Net cash provided by (used in) operating activities	641	(24,466)
Investing activities
Purchases of property and equipment	(8,742)	(169)
Cash paid for acquisition of business, net of cash acquired	—	(57,582)
Net cash used in investing activities	(8,742)	(57,751)
Financing activities
Proceeds from issuance of long-term debt	—	52,350
Proceeds from issuance of long-term debt from related party	—	6,433
Repayments of long-term debt	—	(4,733)
Repayments of long-term debt to related party	(469)	—
Payment of debt issuance costs	—	(4,331)
Proceeds from Series C-1 Preferred Stock, net	—	5,000
Proceeds from Series D-1 Preferred Stock, net	5,840	49,099
Proceeds from exercise of stock options	113	198
Proceeds from deposit for Series D-1 Preferred Stock	7,493	—
Net cash provided by financing activities	12,977	104,016
Effect of exchange rate changes on cash and cash equivalents	(321)	—
Net increase in cash and cash equivalents	4,555	21,799
Cash and cash equivalents at beginning of period	41,356	19,557
Cash and cash equivalents at end of period	$45,911	$41,356
Supplemental cash flow information:
Cash paid for interest	$7,155	$970
Cash paid for income taxes, net	$6,520	$14
Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities ($4,638 and $— attributable to related party, respectively)	$12,769	$—
Preferred stock issued for acquisition of business	$—	$64,677
Non-cash purchases of property and equipment	$2,614	$297

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.
Nature of Operations and Liquidity

Syntiant Corp. (“Syntiant” or the “Company”) was incorporated in Delaware in April 2017. The Company designs and develops hardware and software solutions for Artificial Intelligence (“AI”) deployment on physical devices. The Company’s purpose-built silicon and hardware-agnostic models are being deployed globally to power edge AI speech, audio, sensor, and vision applications across a wide range of consumer, commercial and industrial use cases. Syntiant’s advanced chip solutions merge deep learning with semiconductor design to produce ultra-low-power, high performance, deep neural network processors. Syntiant also licenses compute-efficient software solutions with proprietary model architectures that enable world-leading inference speed and minimized memory footprint across a broad range of processors.

On December 27, 2024, the Company completed its acquisition of the Consumer MEMS Microphone (“CMM”) division of Knowles Corporation (“Knowles”). See Note 3, Business Combination, for more information.

Liquidity and Going Concern

Since inception, the Company has incurred cumulative net losses from operations and has an accumulated deficit of $194.6 million as of December 31, 2025, including net losses of $60.9 million and $25.7 million for the years ended December 31, 2025 and 2024, respectively. To date, the Company has funded its operations and capital needs primarily through the issuance of redeemable convertible preferred stock and debt financing as well as cash receipts from its revenue arrangements.

In February 2026, the Company entered into amendments to its Loan and Security Agreement with a third-party lender (“2024 Term Loan”) and its Seller Loan and Security Agreement with Knowles Corporation (“2024 Seller Note”) to waive noncompliance with certain financial and nonfinancial covenants that occurred in 2025. The amendment to the 2024 Term Loan also revised certain financial covenants. See Note 19, Subsequent Events, for more information.

As of the date of issuance of these consolidated financial statements, management believes that it will maintain compliance with its debt covenants and that its existing cash and cash equivalents and cash receipts from its revenue arrangements will be sufficient to support its operations, working capital needs, capital expenditure requirements, and debt servicing requirements for at least the next 12 months.

The Company may require additional liquidity and capital resources and may seek additional financing through private or public equity financings, or debt financings if needed to fund discretionary strategic objectives, including potential acquisitions or investments in businesses, products, services and technologies.

If the Company is unable to raise sufficient capital resources when needed, maintain its forecasted operating plans, or events or circumstances occur such that the Company is unable to meet its strategic plans, the Company may be required to reduce certain discretionary spending for the development or enhancement of existing products, services and technologies including future capital expenditures, which could have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. There can be no assurance that any additional capital will be available in a timely manner or on acceptable terms, if at all. Additionally, if the Company is unable to meet its financial and nonfinancial covenants beyond the next 12 months, the Company may be required to obtain additional waivers or amendments to its covenants. There can be no assurance that any waivers or amendments to covenants will be obtained on favorable terms, if at all.

Reverse Stock Split

On July 15, 2026, the Company effected a three-to-one reverse stock split of its common stock (the “Reverse Stock Split”). All share and per share information, including all references to common shares, options to purchase common stock, common stock warrants and restricted stock awards, preferred stock conversion prices, and related information contained in the consolidated financial statements have been retrospectively adjusted to reflect the effect of the Reverse Stock Split for all periods presented.

2.
Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The Company does not have any other comprehensive income or loss items and therefore comprehensive loss equals net loss. Accordingly, a separate statement of comprehensive loss has not been presented.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used in accounting for, among other items, inventory, valuation of assets acquired and liabilities assumed in business combinations, goodwill and long-lived asset impairment, useful lives for depreciation and amortization of long-lived assets, stock-based compensation, valuation of common stock and redeemable convertible preferred stock and warrants, and deferred tax assets. Management uses historical experience and all available information to make these estimates. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Business Combinations

For business combinations, the Company allocates the acquisition consideration to the assets acquired, liabilities assumed, and noncontrolling interests, if any, issued at fair value as of the acquisition date. Any excess of the consideration transferred relative to the fair value of the net assets acquired is accounted for as goodwill. During the measurement period, which is up to one year from acquisition date, the Company may adjust provisional amounts that were recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Acquisition-related transaction costs are expensed in the period in which the costs are incurred.

Determining the fair value of non-cash consideration, assets acquired, and liabilities assumed requires management to make significant judgments and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.

Cash and Cash Equivalents

The Company considers all highly liquid investment securities with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company determines the appropriate classification of its cash and cash equivalents at the time of purchase.

Accounts Receivable

Accounts receivable are recorded at the invoice amount, net of an allowance for expected credit losses. The Company assesses the collectability of outstanding customer invoices, and if deemed necessary maintains an allowance for estimated losses resulting from uncollectible customer receivables. In estimating this allowance, the Company considers factors such as historical collection experience, a customer’s current creditworthiness, customer concentrations, age of the receivable balance, both individually and in the aggregate, and general macroeconomic conditions that may affect a customer’s ability to pay. Actual customer collections could differ from the Company’s estimates. For the years ended December 31, 2025 and 2024, the Company’s allowance for expected credit losses was immaterial.

Fair Value

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. Accounting standards establish a hierarchy for inputs used in measuring fair value that prioritize the use of observable inputs over unobservable inputs when available. These inputs are categorized into three levels:

•
Level 1 – Quoted prices in active markets for identical assets or liabilities.
•
Level 2 – Inputs other than Level 1 prices that are directly or indirectly observable, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-driven valuations in which all significant inputs are observable or can be derived principally from, or corroborated with, observable market data.
•
Level 3 – Inputs that are unobservable, including assumptions and judgments made by the Company in determining the fair value of an asset or liability.

When available, the Company uses quoted market prices to measure fair value. If quoted market prices are not available, the Company applies valuation techniques, makes judgments, and uses assumptions that market participants would use to estimate the fair value of a financial instrument.

The Company measures certain assets and liabilities at fair value on a recurring basis, classified within these three hierarchal levels based on the market in which the assets and liabilities are traded and the reliability of the inputs used to determine fair value.

Inventory

Inventory is stated at the lower of cost and net realizable value or, for inventory acquired in business combinations, at fair value at the acquisition date. Cost is determined by the first-in, first-out method and includes costs related to materials, labor, and manufacturing overhead related to the purchase and production of inventory. Inventory write-downs establish a new cost basis that will not be increased in future periods due to changes in facts and circumstances. The Company evaluates inventory for obsolescence and slow-moving items on a regular basis by analyzing historical sales levels, sales projections, planned production volumes, and purchase trends by item. If the Company's review indicates a reduction in realizability below carrying value, it reduces inventory to its new cost basis. Inventory counts are performed at least annually. Inventory reserves are immaterial.

Property and Equipment, net

Property and equipment are recorded at historical cost or, for property and equipment acquired in acquisitions, at fair value at the acquisition date, less accumulated depreciation. Expenditures for additions, improvements and major renewals are capitalized, while costs for maintenance, repairs and minor renewals are expensed as incurred. Construction in progress includes manufacturing equipment components purchased, will be placed into service once the assets are capable of fulfilling their intended use.

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives for property and equipment are as follows:

Machinery and equipment	3 to 5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of economic lives or lease term

Intangible Assets

Intangible assets with finite lives consist primarily of developed technology, customer relationships, and trade names. Finite-lived intangible assets are amortized on a straight-line basis over the estimated useful life of the assets. The useful lives for intangible assets are as follows:

Developed technology	4 to 10 years
Customer relationships	8 years
Trade names	3 years

Leases

The Company determines whether an arrangement is or contains a lease at contract inception. Lease liabilities and right-of-use (“ROU”) assets are recognized on the lease commencement date based on the net present value of fixed lease payments over the lease term. The Company includes options to extend or terminate a lease within the lease term when it is reasonably certain the option will be exercised. In addition, the Company made an accounting policy election to exclude from the balance sheet leases with an initial term of 12 months or less. Short-term lease payments are recognized in the consolidated statements of operations on a straight-line basis over the lease term.

Lease liabilities represent an obligation to make lease payments arising from a lease while ROU assets represent a right to use an underlying asset during the lease term. ROU assets are measured at the amount of the lease liability, adjusted for prepaid lease payments and initial direct costs, and reduced by lease incentives received. As the Company's leases do not provide information to readily determine an implicit rate, the Company uses its incremental borrowing rate to determine the present value of fixed lease payments based on information available at the lease commencement date, which reflects the rate the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment.

The Company’s leases are operating leases. For operating leases, fixed lease expense is recognized on a straight-line basis over the lease term. Variable lease payments, such as payments based on an index rate or usage, are expensed as incurred and excluded from lease liabilities and right-of-use assets. The Company combines lease components and non-lease components such as maintenance into a single lease component for all classes of leases, which results in the capitalization of all fixed payments within lease liabilities and right-of-use assets.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable (“triggering events”). Indicators that may trigger an impairment review include, but are not limited to (i) significant under-performance relative to historical or projected future operating results, (ii) significant changes in the manner of the Company’s use of the acquired assets or the Company’s overall business strategy, and (iii) significant negative industry or economic trends. If a triggering event occurs, the Company evaluates the recoverability of the asset group by comparing the sum of undiscounted future cash flows from the use and eventual disposition of the asset group to its carrying amount. If the carrying amount exceeds the sum of these undiscounted cash flows, an impairment loss is recognized equal to the excess of the carrying value of the asset group over its estimated fair value. The Company performs a qualitative assessment of potential triggering events during the fourth quarter of each year and has concluded that no triggering events were identified for the periods presented, except as described below.

During the year ended December 31, 2025, the Company identified certain construction in progress assets that would no longer be placed into service for their intended use. As such, the Company recorded a loss on impairment of those assets of $5.9 million, which is recorded in impairment of property and equipment in the consolidated statement of operations for the year ended December 31, 2025. The remaining carrying value of the assets of $0.3 million represents the estimated salvage value of the assets. These salvage values are based upon the judgments and assumptions, including the expected liquidation value and scrap proceeds of the assets. No other impairment losses have been recorded during the years ended December 31, 2025 or 2024.

Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the net assets of businesses acquired. Goodwill is not amortized. Instead, goodwill is tested for impairment at least annually, or more frequently if there are events or changes in circumstances indicating the carrying value may exceed its respective fair value on a more likely than not basis. The Company performs its annual impairment assessment in the fourth quarter of each year. A qualitative assessment is performed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A quantitative assessment is performed if the qualitative assessment results in a more-likely-than-not determination or if a qualitative assessment is not performed. The quantitative assessment considers whether the carrying amount of a reporting unit exceeds its fair value, in which case an impairment charge is recorded to the extent that the reporting unit’s carrying value exceeds its fair value.

Goodwill is allocated to the Company’s AI and Digital Sensors reporting units. No goodwill has been allocated to the Analog Sensors reporting unit in any of the periods presented. The Company did not identify any triggering events that would indicate the potential impairment of goodwill during the years ended December 31, 2025 and 2024, and no goodwill impairment losses have been recorded during the years ended December 31, 2025 or 2024.

Revenue Recognition

The Company recognizes the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers under a five-step model: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when or as a performance obligation is satisfied.

Products. Revenue is recognized on the sale of semiconductor products under individual customer purchase orders, some of which have underlying master sales agreements that specify the terms governing product sales, when control of the promised goods is transferred to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized at a point in time upon transfer of control of the products to the customer, which occurs when the products are shipped or delivered to the customer depending on the terms of the customer contract. The customer is invoiced at the time of shipment, and payment is due under customary fixed payment terms, which are generally 30 to 45 days. The Company accounts for shipping and handling activities that occur after control of the related good transfers to the customer as fulfillment activities rather than evaluating such activities as performance obligations. As a result, all shipping and handling costs related to contracts with customers are recognized in cost of products sold on the consolidated statements of operations.

Sales discounts, rebates, and estimates of returns are treated as variable consideration for purposes of determining the transaction price. Sales returns are generally accepted at the Company’s discretion. Variable consideration is estimated using the most likely amount considering all reasonably available information, including the Company’s historical experience and current expectations, and is reflected in the transaction price when sales are recorded to the extent it is probable that a significant reversal of revenue will not occur in a subsequent reporting period. Customer returns under general warranty provisions or otherwise have not been material to date, and warranty-related services are not considered a separate performance obligation. All incremental customer contract acquisition costs are expensed as they are incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less in duration.

The Company accounts for consideration payable to a customer as a reduction of the transaction price unless the payment is in exchange for a distinct good or service. If the fair value of such consideration exceeds the transaction price of the related contract and does not relate to other current or anticipated contracts, the excess is recognized in the income statement based on the substance of the payment.

Software and services. Revenue from software license and service arrangements is recognized under individual customer agreements that may consist of software licenses, nonrecurring engineering services, and technical support. The Company's software licenses provide customers with the right to use functional intellectual property as it exists at the point in time the license is granted. Accordingly, revenue allocated to the software license performance obligation is recognized at the point in time control of the license transfers to the customer, which is generally at contract inception when the software is made available for download and installation on the customer's hardware.

Software license arrangements generally provide for consideration in the form of fixed minimum license fees and sales-based royalties. Minimum license fees represent fixed consideration for the right to use the licensed software over the contract term, which is generally one, two, or three years, and license fees are generally paid monthly, quarterly, or annually over the term. The full amount of the minimum license fees under the noncancellable contract term is included in the transaction price at contract inception and recognized upon delivery of the software license in an amount that corresponds with the satisfaction of the software license performance obligation, as the contracts are noncancellable following delivery of the software. The Company generally earns sales-based royalties on units shipped above the volume contemplated by the minimum license fee. Such royalties are recognized when the subsequent sale occurs and are included in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur.

Software licenses may be sold with maintenance and technical support, which represents a stand-ready obligation to provide support services over the contract term. Maintenance and support is recognized ratably over the term of the arrangement. Where software licenses and support are sold together without observable standalone selling prices, the Company allocates the transaction price between the license and support performance obligations based on estimated relative standalone selling prices, which requires judgment.

In certain arrangements, the Company provides non-recurring engineering services, such as software integration services that involve integration or configuration services which are distinct from the software license. Revenue from services arrangements is generally recognized over time as the services are performed, as the customers are simultaneously receiving and consuming the benefits of the services.

Software contracts with customers may contain multiple performance obligations. The Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (“SSP”) basis. The Company determines the SSP by reviewing its significant pricing practices, including discounting practices, the size and volume of transactions, the customer type, price lists, pricing strategy, and historical standalone sales. SSP is analyzed on a periodic basis to determine if the Company has experienced significant changes in its selling prices.

The Company assesses whether a significant financing component exists in arrangements where the timing of payment differs materially from the timing of revenue recognition. For multi-year arrangements, the Company evaluates whether the difference in timing results in a significant benefit of financing to either party. Where a significant financing component is identified, the transaction price is adjusted and interest income or expense is recognized over the payment term using the effective interest method. The Company applies the practical expedient under ASC 606-10-32-18 and does not adjust for the effects of a financing component where the period between transfer of the good or service and payment is expected to be one year or less.

Deferred revenue consists of billings and payments received in advance of revenue recognition. Deferred revenue totaled $1.6 million as of December 31, 2025, of which $0.9 million is included in other current liabilities and $0.7 million is included in other noncurrent liabilities on the consolidated balance sheet. Deferred revenue totaled $2.2 million as of December 31, 2024, of which $1.4 million is included in other current liabilities and $0.8 million is included in other noncurrent liabilities on the consolidated balance sheet. Substantially all of the deferred revenue as of the beginning of 2025 and 2024 was recognized as revenue during the years ended December 31, 2025 and 2024, respectively.

A contract asset results when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time. The Company had no material contract asset balances as of December 31, 2025 or 2024.

Following delivery of a software license, the Company has an unconditional right to receive all minimum license fee payments due under the noncancellable contract term. Accordingly, amounts earned but not yet billed are recorded within other current assets on the consolidated balance sheet. Amounts earned but not yet billed totaled $2.8 million as of December 31, 2025, of which $2.7 million is recorded in other current assets and $0.1 million is recorded in other noncurrent assets on the consolidated balance sheet. Amounts earned but not yet billed totaled $4.2 million as of December 31, 2024, of which $2.4 million is recorded in other current assets and $1.8 million is recorded in other noncurrent assets on the consolidated balance sheet.

Cost of Revenue

Cost of product revenue consists primarily of the costs for semiconductor wafers and other materials, as well as the costs of assembling and testing those products and materials. Such costs include personnel expenses, such as salaries benefits, and stock compensation, and overhead related to manufacturing operations, including occupancy costs, computer services, equipment costs, manufacturing quality, order fulfillment, depreciation, and inventory adjustments including write-downs for inventory obsolescence. Cost of product revenue also includes amounts paid to third-party contract manufacturers and other vendors.

Cost of software and services revenue consists of personnel and project costs associated with professional services or support for the Company’s software and services revenue.

Total cost of revenue also includes amortization of acquisition-related developed technology intangible assets.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based awards made to employees, consultants, and directors based on the estimated fair value of the awards at the respective grant date. The fair value of stock-based awards is expensed over the requisite service period, which is defined as the period during which the individual is required to provide service in exchange for the award. The Company uses a straight-line attribution method for all grants that include only a service condition. Awards with both performance and service conditions are expensed over the service period for each separately vesting tranche, with expense being recognized when management determines it is probable that the performance criteria will be achieved. Forfeitures are recorded as incurred.

The Company determines the fair value of stock option awards using a Black-Scholes option pricing model. Under the Black-Scholes model, a number of assumptions and estimates are used, including (i) the fair value of the Company’s common stock (see Common Stock Valuation below), (ii) the expected stock price volatility over the term of the award, which is based on historical volatilities of a publicly traded peer group, (iii) the risk-free rate, which is based on the yields of U.S. Treasury securities with maturities approximating the expected term of the awards, (iv) the expected term of the award, which is determined using the simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award, and (v) the dividend yield, which is based on the Company’s history and current expectations of dividend payouts.

The fair value of each restricted stock unit (“RSU”) granted is equal to the fair value of the Company’s common stock at the date of the grant.

Common Stock Valuation

Because there is no public market for the Company’s common stock, the Board of Directors estimates the fair value of its common stock at each grant date of stock-based awards in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide (“AICPA”): Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company has historically utilized a valuation methodology that incorporates company-specific assumptions, including consideration of recent arm’s-length transactions in the Company’s securities, the rights and preferences of preferred stock relative to common stock, lack of marketability, operating results and projections, and the probability and timing of potential liquidity events. These valuations require significant judgment and are based on management’s estimates of the Company’s business condition, prospects, and expected future performance at the valuation dates.

Warrants

The Company assesses freestanding warrants to purchase common and redeemable convertible preferred stock issued in connection with debt and preferred stock arrangements to determine first whether the warrants are liability-classified under ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and, if not, whether they are liability-classified under ASC 815. Warrants to purchase the Company’s redeemable convertible preferred stock are liabilities under ASC 480 as the underlying redeemable convertible preferred stock is contingently redeemable upon certain events not solely within the control of the Company. Warrants not subject to ASC 480 must satisfy certain criteria including the exercise and settlement criteria to be indexed to the Company’s own stock and the additional equity classification criteria to be equity-classified under ASC 815, otherwise they are liability-classified. Equity-classified warrants are recorded in additional paid-in capital and no subsequent changes in fair value are recorded. Liability-classified warrants are recorded as noncurrent liabilities and changes in fair value each period are recorded in other (expense) income, net in the consolidated statements of operations.

Research and Development Costs

Research and development costs consist primarily of personnel costs for the Company’s engineers and third parties engaged in the design and development of the Company’s products and technologies, including salaries, benefits and stock-based compensation expense, project material costs, services and depreciation. Such costs are charged to research and development expense as they are incurred.

Assets Held for Sale

The Company classifies assets and liabilities as held for sale (“disposal group”) when management, having the authority to approve the action, commits to a plan to sell the disposal group, the sale is probable to be completed within one year, and the disposal group is available for immediate sale in its present condition. The Company also considers whether an active program to locate a buyer has been initiated, whether the disposal group is marketed actively for sale at a price that is reasonable in relation to its current fair value, and whether actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. As of December 31, 2025 and 2024, none of the Company’s assets met the foregoing criteria.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. If the Company determines that it is able to realize its deferred income tax assets in the future in excess of their net carrying values, it adjusts the valuation allowance and reduces the provision for income taxes. Likewise, if the Company determines that it is not able to realize all or part of its net deferred tax assets, the Company increases the valuation allowance in the period such determination is made.

The Company accounts for uncertainty in income taxes in accordance with the applicable accounting guidance on income taxes. This guidance provides that a tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In accordance with accounting guidance, the Company has elected to classify interest and penalties as components of income tax expense.

Net Loss Per Share

The Company computes basic and diluted net loss per share in accordance with Accounting Standards Codification (“ASC”) 260, Earnings Per Share. Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. To determine net loss attributable to common stockholders, net loss is adjusted for dividends declared on preferred stock, cumulative undeclared dividends, and accretion of mezzanine equity, where applicable.

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. Under the two-class method, net loss is allocated between common stockholders and participating securities based on their contractual participation rights. Cumulative undeclared dividends on Series D Preferred Stock are added to net loss in determining net loss attributable to common stockholders.

Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Potential common shares include convertible preferred stock, stock options, restricted stock units, and warrants. Diluted net loss per share is computed using the if-converted method for convertible preferred stock and the treasury stock method for stock options, restricted stock units, and warrants, as applicable.

In periods in which the Company reports a net loss attributable to common stockholders, all potential common shares are excluded from the computation of diluted net loss per share because their inclusion would be antidilutive. Accordingly, basic and diluted net loss per share are the same for such periods.

Segment Information

Segment reporting follows the method that management uses to organize the Company’s reportable segments for which separate financial information is made available to, and regularly evaluated by, the chief operating decision maker (“CODM”) in allocating resources and in assessing performance. The CODM is the Company’s Chief Executive Officer (“CEO”), who makes resource allocation decisions and assesses performance for the Company’s AI, Digital Sensors, and Analog Sensors operating and reportable segments.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents in bank deposit accounts which, at times, may exceed insured limits. The Company has not experienced any losses in such accounts.

Concentration of Major Customers

Significant customers are those which represent more than 10% of the Company’s total revenue or gross accounts receivable balance at each balance sheet date.

Customers representing 10% or more of the Company’s accounts receivable consisted of the following:

	As of December 31,
	2025	2024
Customer A	42%	49%

Customers representing 10% or more of the Company’s revenues consisted of the following:

	Year Ended December 31,
	2025	2024
Customer A	38%	—
Customer B	15%	—
Customer C	—	15%
Customer D	—	12%

Concentration of Supply Risk

Several of the Company’s key raw materials and components, in particular silicon wafers, are either single-sourced or sourced from a limited number of suppliers. The Company also relies on third-party subcontractors to assemble and test a portion of its products. The Company does not have long-term contracts with some of these suppliers and subcontractors and cannot directly control product delivery schedules or manufacturing processes. Supply chain disruptions, shortages of raw materials, and manufacturing limitations could limit the Company’s ability to meet customer demand and result in delayed, reduced, or canceled orders. While the Company has established relationships with leading suppliers and partners, and it believes these relationships increase the resiliency of its supply chain for its customers, the Company is subject to supply risks.

Geographic Concentration

The Company operates in various geographic areas worldwide. See Note 15, Segment Information and Concentrations for a summary of revenue disaggregated by primary geographic region, and long-lived assets (which consist of property and equipment, net of accumulated depreciation, and ROU assets) attributed to geographic areas based on the location of the assets.

Foreign Currency Transactions

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. All foreign currency transactions are initially measured and recorded in U.S. dollars using the exchange rate on the date of the transaction. Foreign currency denominated monetary assets and liabilities are remeasured and recorded at the end of each reporting period using the exchange rate at that date. Foreign exchange losses were $2.5 million for the year ended December 31, 2025. Foreign exchange gains or losses were immaterial for the year ended December 31, 2024.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, and other fees and costs relating to the Company’s planned initial public offering are capitalized within other noncurrent assets on the consolidated balance sheets. The deferred offering costs will be offset against the proceeds received by the Company upon the closing of the planned initial public offering. In the event the planned initial public offering is terminated, all of the deferred offering costs will be charged to expense. No deferred offering costs have been recorded as of December 31, 2025 and 2024.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (Topic 280), which requires disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. Under the new guidance, public entities must disclose significant segment expenses, provided regularly to the CODM, that are included in each reported measure of segment profit or loss. Additionally, annual disclosures about a segment’s profit or loss and assets are now required in interim financial reports as well. Entities must disclose the CODM’s title and position, along with an explanation of how they use reported profit and loss measures. The guidance was effective for public companies for annual periods beginning after December 15, 2023 and for interim periods beginning after December 15, 2024. The Company adopted ASU 2023-07 as of January 1, 2024 for annual periods and January 1, 2025 for interim periods and has included the required updated disclosures within Note 15, Segment Information and Concentrations.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which modifies income tax disclosures to require entities to disclose the income or loss from continuing operations before income tax expense or benefit from continuing operations (separated by federal, state, and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to federal, state and local jurisdictions, and additional information regarding specific categories of reconciling items and individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate. The guidance was effective for public entities for annual periods beginning after December 15, 2024. The Company adopted this ASU on January 1, 2025. The adoption did not have an impact on its consolidated financial statements but required additional disclosures, which are reflected in Note 13, Income Taxes.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), to enhance transparency and comparability in the reporting of expense information for public entities. The update requires public business entities to disclose disaggregated expense details, such as purchases of inventory, employee compensation, depreciation, and amortization, within each relevant income statement caption. These disclosures must be presented in a tabular format for both interim and annual reporting periods. Additionally, entities are required to include qualitative descriptions of expense components which are not separately disclosed. Early adoption is permitted. The updates in this amendment are effective for public companies for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company expects the adoption to have a material impact on the disclosures within its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326), to address challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses. The amendment provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The standard is effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted. The standard can be applied prospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements or disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which modernizes the accounting for internal-use software costs under ASC 350-40 by aligning the guidance with current development practices, especially agile and iterative methods. It clarifies when to begin capitalizing costs, improves operability across different development approaches, and enhances disclosure requirements. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and for interim periods within those annual reporting periods, with early adoption permitted. The Company is evaluating the adoption date and the impact ASU 2025-06 will have on its consolidated financial statements and, at this time, does not anticipate it will have a material impact.

In September 2025, FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. ASU 2025-07 clarifies the application of derivative accounting to certain contracts and refines the guidance for share-based non-cash consideration received from customers. Specifically, ASU 2025-07 introduces a scope exception for contracts that are not exchange-traded and whose underlying is tied to operations or activities specific to one party. It also clarifies that share-based non-cash consideration from a customer should initially be accounted for under ASC 606 until the right to receive or retain such consideration becomes unconditional, at which point financial instruments guidance may apply. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the adoption date and the impact ASU 2025-07 will have on its consolidated financial statements and, at this time, does not anticipate it will have a material impact.

3.
Business Combination

CMM Business of Knowles

On December 27, 2024, the Company completed its acquisition of the CMM business of Knowles for $114.4 million comprised of cash and redeemable convertible preferred stock, via the purchase of substantially all of the assets and liabilities of the CMM business, including 100% of the voting equity interests in one of Knowles’ subsidiaries, Knowles Electronics Taiwan Ltd. This acquisition allowed the Company to expand its product offering to microelectronic mechanical systems (“MEMS”) microphones and related products, expanded the Company’s customer base, commercial infrastructure, and manufacturing facilities and added additional employees.

The CMM business of Knowles is in the business of design, manufacture, marketing, and sale of MEMS microphones, analog and digital microphones and vibration sensors, and digital signal processors, for use in consumer product applications, including in the ear, augmented/virtual reality, internet of things, automotive, computing and mobile markets. In accordance with ASC 805, the acquisition was treated as a business combination, whereby the assets and liabilities of the acquired business were adjusted to their fair values as of the acquisition date with the purchase consideration in excess of net assets acquired recognized as goodwill.

A summary of the fair value of the consideration transferred is as follows (in thousands):

As of December 27, 2024
Purchase Price
Cash consideration (1)	$63,260
Series D-2 Preferred Stock (2)	64,677
Total fair value of consideration transferred	127,937
Less: Prepaid reimbursement rights	(13,500)
Total fair value of consideration	$114,437

(1)
The cash consideration was funded by cash on hand and proceeds from the 2024 Term Loan and the 2024 Seller Note. The 2024 Seller Note of $6.4 million was executed with Knowles Corporation at prevailing market rates whereby proceeds were received concurrent with the acquisition. The 2024 Seller Note matures on March 28, 2029 and was accounted for as a transaction separate from the business combination. Refer to Note 8, Debt.
(2)
Represents 8,334,652 shares of Series D-2 Preferred Stock.

The fair value of the Series D-2 Preferred Stock issued as consideration was estimated using a market approach calculating an implied value based on the Company’s Series D-2 Preferred Stock financing in December 2024.

In connection with the acquisition, the Company is entitled to reimbursement from the seller for certain post-combination costs up to $13.5 million, which is recognized in other current assets on the consolidated balance sheets, net of reimbursements received. During the year ended December 31, 2025, the Company received reimbursements of $8.8 million. As of December 31, 2025, the remaining $4.7 million balance is recorded in other current assets.

The estimated fair values of the assets acquired and liabilities assumed were as follows (in thousands):

As of December 27, 2024
Assets acquired and liabilities assumed:
Cash	$5,678
Accounts receivable	27,706
Inventory	71,632
Other current assets	961
Property and equipment	22,911
Developed technology	11,700
Other noncurrent assets	4,120
Accounts payable	(17,547)
Accrued compensation	(6,986)
Other current liabilities	(3,321)
Other noncurrent liabilities	(2,853)
Total identifiable net assets	114,001
Goodwill	$436

Assets acquired and liabilities assumed in connection with the CMM acquisition were recorded at their fair values. Fair values were determined by management using the assistance of third-party valuation specialists, utilizing the relief from royalty and return on assets methods for developed technology, which was determined to have an estimated useful life of 10 years, the comparative sales approach to determine the fair value of the acquired inventory, and various appraisal techniques, including a cost approach and a market approach, to determine the fair value of acquired property and equipment, which have varying useful lives depending on the class of property and equipment. Acquired property and equipment included predominantly machinery and equipment and furniture and fixtures, which had remaining useful lives of approximately 4 and 5 years, respectively. Acquired leasehold improvements are being depreciated over the shorter of their remaining economic lives or lease term, which was approximately 3 years at the time of acquisition. A number of assumptions and estimates were involved in the application of these valuation methods, including revenue forecasts, costs of revenue, estimated obsolescence, tax rates, capital spending, discount rates, market royalty rates and working capital changes, among others. Cash flow forecasts were developed using management forecasts of estimated revenues and cost synergies.

The Company recorded goodwill of $0.4 million in connection with the acquisition, none of which is expected to be deductible for income tax purposes.

The Company recognized transaction costs of $6.2 million related to the acquisition, including $2.0 million related to the issuance of Series D-1 Preferred Stock for settlement of acquisition-related costs, in selling, general and administrative expense in the consolidated statement of operations for the year ended December 31, 2024, and recognized retention bonuses for employees of the acquired CMM business of $0.5 million and $0.1 million in cost of products sold and selling, general and administrative expense, respectively, during the year ended December 31, 2025. The Company also entered into a transaction services agreement with Knowles. Refer to Note 17, Related Parties, for additional information.

Revenue and net income of the acquired CMM business included in the Company’s consolidated results for the year ended December 31, 2024 are as follows (in thousands):

Year Ended December 31, 2024
Revenue	$4,856
Net income	$1,079

The following unaudited pro forma information presents a summary of the results of operations as if the business combination had been consummated on January 1, 2024 (in thousands). The following unaudited pro forma financial information is not necessarily indicative of the results of operations had the acquisition been effected on the assumed date, nor is it necessarily an indication of trends in future results for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma financial information, cost savings from operating efficiencies, potential synergies, and the impact of incremental costs incurred in integrating the businesses.

Year Ended December 31, 2024
(unaudited)
Revenue	$282,994
Net loss	$(34,478)

4.
Inventory

Inventory consisted of the following (in thousands):

	As of December 31,
	2025	2024
Raw materials	$25,369	$33,264
Work-in-process	11,136	14,007
Finished goods	23,394	21,127
Total inventory	$59,899	$68,398

5.
Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31,
	2025	2024
Machinery and equipment	$20,362	$14,165
Leasehold improvements	1,150	785
Furniture and fixtures	980	949
Construction in progress	8,285	9,596
Total property and equipment	30,777	25,495
Less: accumulated depreciation	(11,288)	(2,314)
Total property and equipment, net	$19,489	$23,181

Depreciation expense was $9.1 million and $0.3 million during the years ended December 31, 2025 and 2024, respectively, and is primarily recorded within cost of products sold in the consolidated statements of operations.

6.
Goodwill and Intangible Assets

Changes in the carrying amount of goodwill are as follows (in thousands):

	As of December 31,
	2025	2024
Balance at the beginning of the period	$5,033	$4,597
CMM Acquisition	—	436
Balance at the end of the period	$5,033	$5,033

Intangible assets consisted of the following (in thousands, except years):

	As of December 31, 2025
	Weighted Average Remaining Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	6.3	$17,440	$(5,794)	$11,646
Customer relationships	4.7	830	(346)	484
Trade names	—	80	(80)	—
Total		$18,350	$(6,220)	$12,130

	As of December 31, 2024
	Weighted Average Remaining Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	7.3	$17,440	$(3,189)	$14,251
Customer relationships	5.7	830	(242)	588
Trade names	0.7	80	(62)	18
Total		$18,350	$(3,493)	$14,857

Amortization expense was recorded as follows during the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Cost of revenue:
Developed technology	$2,605	$1,435
Total in cost of revenue	2,605	1,435
Selling, general and administrative:
Customer relationships	104	104
Trade names	18	26
Total in selling, general and administrative	122	130
Total amortization expense	$2,727	$1,565

As of December 31, 2025, the annual amortization expense for each of the next five years and thereafter is expected to be as follows (in thousands):

2026	$2,315
2027	1,348
2028	1,274
2029	1,274
2030	1,239
Thereafter	4,680
Total future amortization expense	$12,130

7.
Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	As of December 31,
	2025	2024
Refundable Series D-1 Preferred Stock deposit	$7,493	$—
Short-term lease liabilities	4,817	1,447
Accrued expenses	6,872	1,026
Other current liabilities	6,247	2,876
Total other current liabilities	$25,429	$5,349

8.
Debt

Debt, net of unamortized debt discount and issuance costs) consists of the following (in thousands):

	As of December 31,
	2025	2024
2024 Term Loan[1]	$52,500	$52,500
2024 Seller Note	5,964	6,433
Unamortized debt discount and issuance costs	(5,479)	(7,373)
Total long-term debt	$52,985	$51,560

(1)
Includes the end-of-term payment of $2.5 million, due on the maturity date.

2021 Revolving Line of Credit

In February 2021, and as amended in April 2023, the Company entered into a Loan and Security Agreement with a third-party lender which provided for a $5.0 million accounts receivable revolving line of credit (“2021 Revolving Line of Credit”). The 2021 Revolving Line of Credit bore interest at the greater of (i) Prime, or (ii) 4.00%. The 2021 Revolving Line of Credit provided the Company the ability to draw the lesser of (i) 80% of eligible accounts receivable, or (ii) $5.0 million. Accrued interest was paid monthly, and outstanding principal balances were repaid daily with cash collections from customers via a collateral account. The 2021 Revolving Line of Credit was extinguished in December 2024 in connection with the CMM acquisition and related financing, and less than $0.1 million of unamortized issuance costs were expensed within interest (expense) income, net in the consolidated statement of operations.

2021 Term Loan

In February 2021, the Company entered into a Loan and Security Agreement with a third-party lender which provided for term loan advances up to $6.5 million (“2021 Term Loan”). The 2021 Term Loan bore interest at the greater of (i) Prime minus 0.75%, or (ii) 2.50% per annum, with a final payment due at maturity totaling 2.75% of the total amount drawn. An 18-month interest-only period was followed by 30 months of principal and interest payments, and the final payment was due January 2025. The 2021 Term Loan was refinanced in April 2024, and the refinancing was accounted for as a modification of the loan. In conjunction with the modification, immaterial issuance costs were recorded as a debt discount to be amortized over the remaining term of the loan. The 2021 Term Loan was repaid and extinguished using proceeds of the 2024 Term Loan, and immaterial unamortized issuance costs were expensed within interest (expense) income, net in the consolidated statement of operations.

2024 Term Loan

In December 2024, the Company entered into a Loan and Security Agreement with a third party that provided the Company with a $50.0 million term loan upon the closing of the CMM acquisition discussed in Note 3, Business Combination. The 2024 Term Loan has a maturity date of December 31, 2028, and the outstanding principal amount of the loan accrues interest at a fixed rate per annum of 13.0%. The principal balance of the 2024 Term Loan is required to be paid in 24 equal monthly installments beginning in January 2027 unless specific leverage ratios are met, which would allow for continued deferral of principal payments until the maturity date. In addition to principal payments and monthly interest payments, the Company is required to pay an end-of-term payment of $2.5 million on the maturity date.

The 2024 Term Loan grants a prepayment option, subject to a prepayment fee, depending on when the prepayment occurs. If prepayment occurs prior to the third anniversary of the loan issuance, the prepayment fee consists of the interest that would have been accrued through the maturity date on the balance being prepaid. If prepayment occurs after the third anniversary of the loan issuance, the prepayment fee is 2.0% of the principal balance being prepaid.

The 2024 Term Loan includes the right for the lender to participate with up to $5.0 million in a future financing event of the Company at the same terms as other investors participating in the financing event. At the option of the lender, they may participate in the future financing event by contributing cash or converting a portion of the outstanding loan principal balance of up to $5.0 million. This feature was not accounted for separately from the term loan as the right to purchase stock is at fair value.

In connection with the 2024 Term Loan, the Company issued detachable warrants to purchase 781,371 shares of Series D-1 Preferred Stock. As a result, the Company recorded a debt discount of $0.6 million for the fair value of the warrants at issuance, which is amortized over the life of the loan. See Note 10, Redeemable Convertible Preferred Stock and Preferred Stock Warrants, and Note 16, Fair Value Measurements, for further discussion of these warrants. Total lender fees and third-party issuance costs of $4.3 million have been included within the debt discount and are being amortized into interest expense over the life of the loan.

The effective interest rate for the loan was 18.5% for the years ended December 31, 2025 and 2024. The loan is collateralized by substantially all of the assets of the Company and its subsidiaries. Interest expense for the loan for the year ended December 31, 2025 and 2024, was $8.5 million and $0.1 million, respectively. Interest expense for the year ended December 31, 2025 is inclusive of non-cash amortization of the debt discount and issuance costs of $1.3 million and $0.6 million associated with the end-of-term payment fee. Interest expense for the year ended December 31, 2024 is inclusive of non-cash amortization of the debt discount and issuance costs and end of term payment fee of less than $0.1 million. Interest on the 2024 Term Loan is prepaid at the beginning of each month and, as such, there was no interest payable with respect to the 2024 Term Loan recorded on the accompanying balance sheets as of December 31, 2025 and 2024.

The Company is required to adhere to financial covenants, which include maintaining a minimum unrestricted cash balance and maintaining a minimum adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) threshold. The adjusted EBITDA requirement will be measured on a trailing twelve-month basis and must be met each month beginning December 2025. The 2024 Term Loan also contains covenants that restrict, among other things, the ability of the Company to incur additional debt, grant liens, sell assets, make investments, pay dividends, and make certain other restricted payments. The 2024 Term Loan contains other customary covenants and events of default, including the occurrence of a Material Adverse Effect (“MAE”). Under the terms of the loan agreement, if an event of default occurs, including if the lender reasonably determines that a MAE has occurred, the lender may, at its election, accelerate the loan and demand immediate repayment. Refer to Note 19, Subsequent Events, for discussion of waivers received by the Company with respect to certain debt covenant violations.

2024 Seller Note

In December 2024, the Company entered into the 2024 Seller Note with a related party for $6.4 million. The 2024 Seller Note has a maturity date of the earlier of (a) March 28, 2029 or (b) the date that is ninety-one days after the payment in full of all obligations with respect to the 2024 Term Loan, other than a payment in full in connection with a permitted refinancing as defined in the 2024 Term Loan documents. The 2024 Seller Note bears interest at the prime rate commencing on the closing date of the 2024 Seller Note and continuing through the date that is six months after the closing date; thereafter, the 2024 Seller Note bears interest at a fixed annual interest rate of 13.0%. Interest is due and payable on the first business day of each month in arrears. No lender fees or issuance costs were incurred with respect to the 2024 Seller Note. As of December 31, 2025 and 2024, the interest rate for the 2024 Seller Note was 13.0% and 7.5%, respectively. As of December 31, 2025, interest payable on the 2024 Seller Note totaling $0.1 million was included in other current liabilities on the accompanying consolidated balance sheet. There was no interest payable recorded as of December 31, 2024.

Unless the 2024 Seller Note is prepaid in full prior to the maturity date, the Company shall pay the entire unpaid principal, accrued and unpaid interest and all other unpaid obligations on the maturity date. The 2024 Seller Note shall be mandatorily prepaid upon an event of default or a liquidation event. The 2024 Seller Note is collateralized by the Company's assets, except for: (a) any lease, license, contract property rights or agreement to which the Company is a party, (b) any intellectual property, and (c) cash collateral accounts serving as collateral in connection with other permitted indebtedness, and is subordinated to the 2024 Term Loan.

The 2024 Seller Note also contains covenants that restrict, among other things, the ability of the Company to incur additional debt, grant liens, sell assets, make investments, pay dividends, and make certain other restricted payments. The 2024 Seller Note contains other customary covenants and events of default, including the occurrence of a Material Adverse Effect. Under the terms of the loan agreement, if an event of default occurs, including if the lender reasonably determines that a MAE has occurred, the lender may, at its election, accelerate the loan and demand immediate repayment. Refer to Note 1, Nature of Operations and Liquidity, for discussion of waivers received by the Company with respect to certain debt covenant violations.

Debt Summary

The weighted-average interest rate on outstanding borrowings during the years ended December 31, 2025 and 2024, was 17.9% and 17.1%, respectively.

As of December 31, 2025, future minimum payments of principal, plus the end of term payment, were as follows (in thousands):

	2024 Term Loan	2024 Seller Note
2027	$25,000	$—
2028	27,500	—
2029	—	5,964
Total	$52,500	$5,964

9.
Leases

The Company leases certain office spaces, manufacturing, sales, support, and engineering facilities, manufacturing and office equipment, and vehicles with lease terms ranging from one to five years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease. These optional periods have not been considered in the determination of the right-of-use assets or lease liabilities associated with these leases as the Company did not consider it reasonably certain it would exercise the options.

During the year ended December 31, 2025, the Company entered into several new lease agreements for real estate in the United States, China, Malaysia, and Korea. The lease terms range from one to five years. The ROU assets and lease liabilities totaled approximately $12.8 million at inception for these leases.

Lease expense was recorded as follows for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Cost of revenue:
Cost of products sold	$1,927	$19
Cost of software and services	—	—
Total in cost of revenue	1,927	19
Operating expenses:
Research and development	3,199	821
Selling, general and administrative	2,224	171
Total in operating expenses	5,423	992
Total lease expense	$7,350	$1,011

Lease expense is inclusive of variable lease costs and short-term lease costs. For the year ended December 31, 2025, short-term and variable lease expense were $1.9 million and $0.8 million, respectively. For the year ended December 31, 2024, short-term and variable lease expense were both immaterial.

As of December 31, 2025 and 2024, the Company’s ROU assets and lease liabilities were as follows (in thousands):

	As of December 31,
	2025	2024
Other noncurrent assets:
Operating lease ROU assets	$12,194	$2,841
Other current liabilities:
Short-term operating lease liabilities	4,817	1,447
Other noncurrent liabilities:
Long-term operating lease liabilities	8,030	1,521
Total operating lease liabilities	$12,847	$2,968

The operating cash outflows included in the measurement of the operating lease liabilities was $2.9 million, which is net of reimbursements from the prepaid reimbursement rights of $1.3 million, and $0.4 million for the years ended December 31, 2025 and 2024, respectively.

The weighted average remaining lease term and discount rates were as follows:

	As of December 31,
	2025	2024
Weighted average remaining lease term (in years)	3.2	2.1
Weighted average discount rate	13.1%	12.5%

A summary of future minimum lease payments under noncancellable operating leases with a lease term in excess of one year as of December 31, 2025 is as follows (in thousands):

2026	$6,154
2027	4,063
2028	2,855
2029	1,811
2030	1,182
Thereafter	49
Total future minimum lease payments	16,114
Less: imputed interest	(3,267)
Present value of future lease payments	$12,847

10.
Redeemable Convertible Preferred Stock and Preferred Stock Warrants

The authorized, issued, and outstanding shares of redeemable convertible preferred stock, and liquidation preferences were as follows (in thousands, except share and per-share amounts):

	As of December 31, 2025
	Shares Authorized	Shares Issued and Outstanding	Original Issuance Price	Aggregate Liquidation Preference[1]	Carrying Value
Series A-1 Redeemable Convertible Preferred Stock	3,430,528	3,430,528	$1.16600	$4,000	$3,880
Series A-2 Redeemable Convertible Preferred Stock	1,090,896	1,090,896	$0.97167	1,060	1,060
Series B Redeemable Convertible Preferred Stock	7,644,902	7,644,902	$3.27015	25,000	24,925
Series C Redeemable Convertible Preferred Stock	7,080,764	7,080,764	$4.94297	35,000	34,840
Series C-1 Redeemable Convertible Preferred Stock	6,405,456	6,405,456	$9.59848	61,483	61,325
Series D-1 Redeemable Convertible Preferred Stock	9,832,281	6,158,928	$9.59848	63,999	56,184
Series D-2 Redeemable Convertible Preferred Stock	10,835,048	8,334,652	$9.59848	86,608	64,677
Total Redeemable Convertible Preferred Stock	46,319,875	40,146,126		$277,150	$246,891
Issuance of Series D-1 Preferred Stock warrants to customer					1,963
Total Redeemable Convertible Preferred Stock and warrants					$248,854

(1)
The aggregate liquidation preference as of December 31, 2025, includes cumulative undeclared dividends on Series D-1 and Series D-2 Redeemable Convertible Preferred Stock of $4.9 million and $6.6 million, respectively.

	As of December 31, 2024
	Shares Authorized	Shares Issued and Outstanding	Original Issuance Price	Aggregate Liquidation Preference[1]	Carrying Value
Series A-1 Redeemable Convertible Preferred Stock	3,430,528	3,430,528	$1.16600	$4,000	$3,880
Series A-2 Redeemable Convertible Preferred Stock	1,090,896	1,090,896	$0.97167	1,060	1,060
Series B Redeemable Convertible Preferred Stock	7,644,902	7,644,902	$3.27015	25,000	24,925
Series C Redeemable Convertible Preferred Stock	7,080,764	7,080,764	$4.94297	35,000	34,840
Series C-1 Redeemable Convertible Preferred Stock	6,405,456	6,405,456	$9.59848	61,483	61,325
Series D-1 Redeemable Convertible Preferred Stock	9,832,281	5,538,512	$9.59848	53,289	50,344
Series D-2 Redeemable Convertible Preferred Stock	10,835,048	8,334,652	$9.59848	80,193	64,677
Total Redeemable Convertible Preferred Stock	46,319,875	39,525,710		$260,025	$241,051

(1)
The aggregate liquidation preference as of December 31, 2024, includes cumulative undeclared dividends on Series D-1 and Series D-2 Redeemable Convertible Preferred Stock of $0.1 million and $0.2 million, respectively.

During the year ended December 31, 2025, the Company issued 620,416 shares of Series D-1 Preferred Stock for gross proceeds totaling $6.0 million and incurred $0.1 million of costs related to the issuance, which were netted against the proceeds of the preferred stock. In connection with the issuance of the Series D-1 Preferred Stock, the Company also issued detachable warrants to purchase 103,014 shares of Series D-1 Preferred Stock. As a result, the Company recorded the fair value of the warrants at issuance totaling $0.1 million as a reduction to the proceeds of the preferred stock. See Note 16, Fair Value Measurements, for further discussion of these warrants.

During the year ended December 31, 2025, the Company received $7.5 million from an investor as a deposit for Series D-1 Preferred Stock. As of December 31, 2025, the extension of the Series D-1 financing round had not yet been approved by the stockholders. The extension of the Series D-1 Preferred Stock financing round was approved in January of 2026, and the Company issued 780,686 shares of Series D-1 Preferred Stock to the investor upon approval in settlement of the refundable Series D-1 Preferred Stock deposit liability. As of December 31, 2025, the investor was not entitled to the rights of a preferred shareholder, including with respect to their priority in liquidation and entitlement to dividends, and their deposit was refundable. As such, the Company recorded a refundable Series D-1 Preferred Stock deposit liability of $7.5 million, which is included within other current liabilities on the consolidated balance sheet as of December 31, 2025.

In December 2024, the Company issued 5,330,146 shares of Series D-1 Preferred Stock for gross proceeds totaling $51.2 million and incurred $2.1 million of costs related to the issuance, which were netted against the proceeds of the preferred stock. In connection with the issuance of the Series D-1 Preferred Stock, the Company also issued detachable warrants to purchase 1,006,281 shares of Series D-1 Preferred Stock. As a result, the Company recorded the fair value of the warrants at issuance totaling $0.7 million as a reduction to the proceeds of the preferred stock. See Note 16, Fair Value Measurements, for further discussion of these warrants.

In December 2024, the Company also issued 208,366 shares of Series D-1 Preferred Stock to two of its advisors with respect to the acquisition of the CMM business of Knowles Corporation in exchange for services valued at $2.0 million. This amount was expensed during the year ended December 31, 2024 within selling, general and administrative expenses in the consolidated statement of operations as transaction costs of the business combination.

In December 2024, the Company issued 8,334,652 shares of Series D-2 Preferred Stock in connection with the acquisition of the CMM business of Knowles Corporation. See Note 3, Business Combination, for more information.

In March 2024, the Company issued 520,915 shares of Series C-1 Preferred Stock for gross proceeds totaling $5.0 million.

The Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series D-1 Preferred Stock and Series D-2 Preferred Stock are collectively referred to as “Preferred Stock”.

The Preferred Stock has the following rights and privileges:

Voting

The holders of the Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred Stock could be converted.

Conversion

Each share of Preferred Stock, plus accrued and unpaid dividends, is convertible at the option of the holder into shares of common stock on a three-to-one basis, subject to certain adjustments for dilution, if any, resulting from future stock issuances, including for any subsequent issuance of common stock at a price per share less than that paid by the holders of the Preferred Stock. The outstanding shares of Preferred Stock automatically convert into common stock:

•
upon the occurrence of an underwritten public offering of the Company’s common stock in which the price to the public is not less than $43.20 per share and the gross cash proceeds to the Company are at least $100.0 million; or
•
upon the affirmative vote of the holders of a majority of the then outstanding shares of Preferred Stock voting together as a single class and not as a separate series, and on an as-converted basis, so long as such conversion is elected in connection with an initial public offering of the Company’s shares of common stock in which the price to the public is not less than 125% of the original issue price of the Series D-2 Preferred Stock; or
•
upon the affirmative vote of the holders of (a) a majority of the then outstanding shares of Preferred Stock voting together as a single class and not as separate series, and on an as-converted basis, (b) a majority of the then outstanding shares of Series D-1 Preferred Stock voting as a separate series, and on an as-converted basis, and (c) a majority of the then outstanding shares of Series D-2 Preferred Stock voting as a separate series, and on an as-converted basis.

Dividends

Dividends on Series D-1 and Series D-2 Preferred Stock accrue cumulatively, whether or not declared, in preference to any other class or series of capital stock, at an annual rate of $0.76788 per share, capped at $2.87954 per share. Such dividends accrue on an annual basis in arrears beginning on December 20, 2024, regardless of the issuance date of the stock. Such cumulative unpaid dividends reduce net loss attributable to common stockholders in the earnings per share calculation. The Series D dividends shall be paid solely in additional whole shares of Series D-1 Preferred Stock with respect to outstanding shares of Series D-1 Preferred Stock, and paid solely in additional whole shares of Series D-2 Preferred Stock with respect to outstanding shares of Series D-2 Preferred Stock, in each case paid only immediately prior to, and in connection with, the earliest of (i) at the option of the holder of such shares, the conversion of any outstanding shares of Series D-1 Preferred Stock or Series D-2 Preferred Stock, as applicable, (ii) liquidation, dissolution, winding-up, merger, acquisition, or consolidation of the Company, or (iii) a qualified initial public offering.

The holders of Series A-1, A-2, B, C, and C-1 Preferred Stock, in preference to the holders of common stock, are entitled to receive, if and when declared by the Company’s Board of Directors, dividends at the annual rate of $0.09328 per share of Series A-1 Preferred Stock; $0.07773 per share of Series A-2 Preferred Stock; $0.26161 per share of Series B Preferred

Stock; $0.39544 per share of Series C Preferred Stock; and $0.76788 per share of Series C-1 Preferred Stock. Such dividends shall not be cumulative. No such dividends have been declared to date.

In addition, the holders of the Preferred Stock are entitled to receive a dividend equal to any dividend paid on common stock, when and if declared by the Company’s Board of Directors, on the basis of the number of common shares into which a share of Preferred Stock may be convertible.

Liquidation

In the event of any liquidation, dissolution, or winding-up, whether voluntarily or involuntarily, or a deemed liquidation event, each holder of Series D-1 Preferred Stock is entitled to receive, in preference to the holders of Series A-1, Series A-2, Series B, Series C, Series C-1, and Series D-2 Preferred Stock and Common Stock, the greater of (i) the original issue price specified for each share of Series D-1 Preferred Stock, plus cumulative undeclared dividends on an annual basis in arrears on such shares of Series D-1 Preferred Stock and (ii) such amount per share as would have been payable had such shares of Series D-1 Preferred Stock converted to common stock immediately prior to the liquidation event.

Each holder of Series D-2 Preferred Stock would next participate in any remaining assets available for distribution to the stockholders after the payment in full of the amounts to which the holders of Series D-1 Preferred Stock are first entitled; at the greater of (i) the original issue price specified for each share of Series D-2 Preferred Stock, plus cumulative undeclared dividends on an annual basis in arrears on such shares of Series D-2 Preferred Stock and (ii) such amount per share as would have been payable had such shares of Series D-2 Preferred Stock converted to common stock immediately prior to the liquidation event.

Each holder of Series A-1, Series A-2, Series B, Series C, and Series C-1 Preferred Stock would next participate in any remaining assets available for distribution to the stockholders after the payment in full of the amounts to which the holders of Series D-1 and Series D-2 Preferred Stock are first entitled; at the greater of (i) the original issue price specified for each share of Series A-1, Series A-2, Series B, Series C, and Series C-1 Preferred Stock, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had such shares of Series A-1, Series A-2, Series B, Series C, and Series C-1 Preferred Stock converted to common stock immediately prior to the liquidation event.

After the payment to the holders of all Preferred Stock of the full preferential amounts specified above, any remaining assets of the Company shall be distributed pro rata among the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Redemption

The redemption value of the redeemable convertible preferred stock is equal to its liquidation preference, which includes the original issue price plus any accrued dividends. The Preferred Stock is not redeemable at the option of the holder or on a fixed date. The Preferred Stock may be redeemed upon the occurrence of certain deemed liquidation events. Deemed liquidation events include a merger, acquisition, or consolidation of the Company, a transfer of more than 50% of the Company voting power or the sale, lease, transfer, exclusive license or other disposition of substantially all the assets of the Company and its subsidiaries.

The Preferred Stock is classified as mezzanine equity because certain deemed liquidation events are not solely within the control of the Company. Accordingly, the Preferred Stock is presented outside of stockholders’ deficit in the consolidated balance sheets in accordance with ASC 480-10-S99. Because the Preferred Stock is not currently redeemable, and redemption is not considered probable as of December 31, 2025 and 2024, the Company has not accreted Preferred Stock to its redemption value.

Preferred Stock Warrants

During the year ended December 31, 2025, the Company issued warrants to purchase 208,366 shares of Series D-1 Preferred Stock to a customer at an exercise price of $0.0001 per share. The warrants were immediately exercisable and expire upon the earlier of (i) September 2035, or (ii) the occurrence of an acceleration event, which includes an initial public offering. Vesting of the warrants was conditioned upon a performance vesting condition which was met as of December 31, 2025, and a time-based vesting condition which will be 50% satisfied as of January 1, 2027, and the remaining 50% of the time-based vesting condition will be met ratably from February 1, 2027 through November 1, 2027. The time-based vesting condition was deemed non-substantive as the counterparty is a customer. Accordingly, all of the warrant’s $1.9 million grant-date fair value was recognized during the year ended December 31, 2025, of which $0.8 million was recorded as a reduction of revenue and $1.0 million was recognized in selling, general and administrative expense, both of which are included as equity-based payment to a customer on the consolidated statement of cash flows for during the year ended December 31, 2025. The remaining $0.1 million is recorded within other current assets on the consolidated balance sheet as of December 31, 2025. The Company determined the warrants represent mezzanine equity-classified instruments under ASC 718 as the redemption features of the underlying preferred stock are contingent upon a deemed liquidation event, and liability classification would be required only if the contingent event were considered probable of occurrence. As such events were not considered probable during the periods presented, the warrants were not liability-classified.

During the year ended December 31, 2025, in connection with the sale of Series D-1 Preferred Stock, the Company issued warrants to purchase 103,014 shares of Series D-1 Preferred Stock at an exercise price of $9.60 per share. The warrants were immediately exercisable and expire in December 2029. The Company determined the warrants represent liability-classified instruments under ASC 480, as the underlying Preferred Stock is contingently redeemable upon events not solely in control of the Company. Accordingly, the warrants are required to be measured at fair value each reporting period.

In December 2024, in connection with the Loan and Security Agreement discussed in Note 8, Debt, and the sale of Series D-1 Preferred Stock, the Company issued warrants to purchase 1,787,652 shares of Series D-1 Preferred Stock at an exercise price of $9.60 per share. The warrants were immediately exercisable and expire between December 2029 and December 2034. The warrants remain outstanding as of December 31, 2025 and 2024. The Company determined the warrants represent liability-classified instruments under ASC 480, as the underlying Preferred Stock is contingently redeemable upon events not solely in control of the Company. Accordingly, the warrants are required to be measured at fair value each reporting period.

The warrant liabilities are recorded in other noncurrent liabilities on the consolidated balance sheets and are remeasured at fair value at each reporting period, with subsequent gains and losses from remeasurement recorded through other (expense) income, net in the consolidated statements of operations.

If the warrants are not exercised prior to the conversion of the Company’s Series D-1 Preferred Stock into shares of common stock pursuant to the terms of the Company’s amended and restated certificate of incorporation, then they will be exercisable for shares of common stock.

Changes in the carrying amount of the warrant liabilities are as follows (in thousands):

	As of December 31,
	2025	2024
Balance at the beginning of the period	$1,341	$—
Issuances	77	1,341
Change in fair value	548	—
Balance at the end of the period	$1,966	$1,341

Refer to Note 16, Fair Value Measurements, for more information.

11.
Common Stock and Common Stock Warrants

The Company has one class of authorized common stock and, as of December 31, 2025, has authorized for issuance up to 80,058,546 shares of common stock with a par value of $0.0001 per share. As of December 31, 2025, there were 75,610,228 shares available for future issuance.

The holders of common stock are entitled to receive dividends at the discretion of the Board of Directors, subject to preferences that may apply to shares of redeemable convertible preferred stock outstanding at the time.

All holders of common stock are entitled to one vote per share on all matters to be voted on by the Company’s stockholders. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to share equally in all the Company’s assets remaining after payment of all liabilities and the liquidation preferences of any outstanding Preferred Stock.

Common Stock Warrants

The Company has issued common stock warrants to certain lenders. Warrants issued in 2021 and 2024 have exercise prices ranging from $5.40 to $12.39 per share, contractual terms of up to ten years, and are exercisable on a cash or cashless basis. The fair value of warrants issued in connection with debt arrangements was recorded as a debt discount and was amortized to interest expense over the term of the related debt.

As of each of December 31, 2025 and 2024, warrants to purchase approximately 16,111 shares of common stock were outstanding. All warrants are classified as equity instruments.

For warrants issued during the year ended December 31, 2024, the Company valued these warrants using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	4.4%
Estimated time to exit (years)	3.0
Dividend rate	0.0%
Volatility	49.9%
Per share fair value of common stock	$12.39

The Company did not issue any common stock warrants during the year ended December 31, 2025.

12.
Stock-Based Compensation

2017 Equity Incentive Plan

In May 2017, the Company adopted the 2017 Equity Incentive Plan (“2017 Plan”). Under this plan, up to 5,504,117 shares have been authorized for grant as of December 31, 2025 and 2024.

Under the 2017 Plan, employees, directors and consultants may be granted stock options, restricted stock awards, restricted stock units and other stock-based awards. The exercise price of stock options issued under the 2017 Plan shall not be less than 100% of fair market value on the date the option is granted. Stock options granted under the 2017 Plan generally vest over 4 years and expire ten years after the date of grant.

Restricted stock units issued under the 2017 Plan are subject to two vesting conditions, which must both be met for vesting to occur: a service-based requirement and a liquidity event requirement. The service-based requirement will vest over 4 years and the liquidity event requirement will be satisfied on the first to occur of (i) the six-month anniversary of or, if earlier, March 15 of the year following, the first date the Company becomes a publicly listed company, or (ii) the consummation of a change in control (as defined in the 2017 Plan), in each case, that occurs on or before the expiration date, which is generally 7 years from the date of the award.

Acquired Company Equity Plan

In connection with an acquisition that occurred during the year ended December 31, 2022, the Company assumed the stock incentive plan of the acquired company (“2016 Plan”) pursuant to which each outstanding option to purchase the acquired company’s common stock under the 2016 Plan as of the date of acquisition was converted into an option to purchase the Company’s common stock, with the number of option shares and the option’s exercise price being adjusted to reflect the terms of the acquisition. Accordingly, the Company reserved 46,219 shares for issuance under the assumed 2016 Plan. No additional issuances have occurred under the 2016 Plan since the acquisition date. Stock options granted under the 2016 Plan were fully vested on the acquisition date and expire between five and ten years from the acquisition date.

Stock Option Awards

The following table presents a summary of the Company’s stock option awards (in thousands, except share and per-share amounts):

	Options Outstanding
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Balance at December 31, 2023	1,345,213	$6.24
Granted	16,666	12.39
Exercised	(61,166)	3.24		$560
Canceled/forfeited	(30,677)	8.79
Balance at December 31, 2024	1,270,036	$6.42	6.1	$7,588
Exercised	(25,739)	4.38		208
Canceled/forfeited	(55,310)	8.82
Balance at December 31, 2025	1,188,987	$6.36	5.1	$9,060
Vested and exercisable	1,144,260	$6.12	5.0	$8,994
Vested and expected to vest as of December 31, 2025	1,188,987	$6.36	5.1	$9,060

The Company did not grant any stock option awards during the year ended December 31, 2025. The weighted-average grant date fair value of options granted during the year ended December 31, 2024, was $6.51 per share. The fair value of each of the Company’s stock option grants has been estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

Year Ended December 31, 2024
Expected volatility	51.0% - 51.1%
Expected dividend yield	0%
Risk-free interest rate	3.7% - 3.8%
Expected term	5.9 - 6.0 years
Fair value of common stock	$12.39

As of December 31, 2025, the total unrecognized stock-based compensation cost related to unvested stock options was $0.2 million, which will be expensed over the next 1.2 years.

Restricted Stock Units

The following table presents a summary of the Company’s restricted stock units:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2023	624,248	$12.18
Granted	1,125,953	12.39
Canceled/forfeited	(9,948)	12.15
Balance at December 31, 2024	1,740,253	$12.30
Granted	2,584,012	12.45
Canceled/forfeited	(559,001)	12.39
Balance at December 31, 2025	3,765,264	$12.39

The achievement of the liquidity event is a performance-based vesting requirement and is not probable for accounting purposes until the event occurs. Accordingly, the Company has not recognized any stock-based compensation cost for the restricted stock units for the years ended December 31, 2025 and 2024. Once the liquidity event performance-based condition is satisfied, the Company will recognize cumulative stock compensation expense using the graded vesting method for restricted stock units where the service-based condition was fully or partially satisfied.

As of December 31, 2025, the total unrecognized stock-based compensation cost related to unvested restricted stock units was $46.7 million, which will be expensed when the units meet both vesting criteria.

A summary of stock-based compensation expense recognized in the consolidated statements of operations is as follows (in thousands):

	Year Ended December 31,
	2025	2024
Research and development	$359	$678
Selling, general and administrative	113	212
Total	$472	$890

13.
Income Taxes

Loss before income taxes is comprised of the following (in thousands):

	Year Ended December 31,
	2025	2024
United States	$(79,061)	$(26,061)
Foreign	23,940	(37)
Total loss before income taxes	$(55,121)	$(26,098)

The provision for (benefit from) income taxes is as follows (in thousands):

	Year Ended December 31,
	2025	2024
Federal	$—	$—
State	13	2
Foreign	9,481	109
Total current tax provision	9,494	111
Deferred:
Federal	(14,742)	(3,929)
State	461	(789)
Foreign	(3,730)	(4)
Valuation allowance	14,281	4,214
Total deferred tax benefit	(3,730)	(508)
Total provision for (benefit from) income taxes	$5,764	$(397)

The Company has adopted ASU 2023-09 prospectively as of January 1, 2025. The reconciliation of income tax expense at the United States (“U.S.”) Federal income tax rate to the Company’s actual income tax provision was as follows:

	Year Ended December 31,
	2025
Tax provision at U.S. federal statutory rate	$(11,546)	21.0%
State and local income taxes, net of U.S. federal income tax effect	13	(0.0)%
Foreign tax effects
China
Statutory tax rate difference between foreign and the U.S.	621	(1.1)%
Other adjustments	25	(0.0)%
Other foreign jurisdictions
Statutory tax rate difference between foreign and the U.S.	(219)	(0.4)%
Other adjustments	266	(0.5)%
Effect of cross-border tax laws
Global intangible low-taxed income	160	(0.3)%
Changes in valuation allowances	14,646	(26.6)%
Nontaxable or nondeductible items
Separation credit	1,400	(2.5)%
Others	559	(1.0)%
Other adjustments	(161)	0.3%
Total	$5,764	(10.3)%

The Company is subject to state and local minimum taxes, with Alabama and California comprising greater than 50%.

For the year ended December 31, 2024, the effective income tax rate differs from the statutory federal income tax rate as follows:

Year Ended December 31,
2024
Income taxes at U.S. statutory rate	21.0%
State taxes, net of federal benefit	0.2%
Transaction costs	(2.9)%
Unrecognized tax benefit	(1.1)%
Other	(2.0)%
Change in valuation allowance	(13.8)%
Effective tax rate	1.4%

Below is a summary of income taxes paid, net of refunds, for the year ended December 31, 2025 (in thousands):

Year Ended December 31,
2025
Federal	$—
State	—
Foreign
China	3,163
Malaysia	3,265
Other	92
Total income taxes paid, net of refunds	$6,520

Deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,
	2025	2024
Deferred tax assets:
Accrued expenses	$482	$406
Stock-based compensation expense	276	306
Capitalized legal fees	245	226
Capitalized Section 174 expenses	7,660	8,530
ROU lease liability	1,915	75
Net operating losses	36,794	21,394
R&D credits	2,267	2,267
Excess inventory reserve	1,658	1,181
Basis difference in fixed assets	2,245	27
Transaction costs	329	1,060
Other	1,019	64
Deferred tax liabilities
Prepaid expenses	(51)	(28)
ROU asset	(1,772)	(46)
Amortization of intangibles	(815)	(1,329)
Other	(108)	—
	52,144	34,133
Valuation allowance	(48,341)	(34,060)
	$3,803	$73

The Company evaluates whether a valuation allowance should be established against its deferred tax assets based on the consideration of all available evidence using a “more-likely-than-not” standard. In making such judgments, significant weight is given to evidence that can be objectively verified. As of December 31, 2025 and 2024, valuation allowances of $48.3 million and $34.1 million, respectively, have been provided based on the Company's assessment that it is more-likely-than-not that sufficient taxable income will not be generated to realize the tax benefits of the temporary differences. The valuation allowance increased by approximately $14.3 million and $4.2 million during the years ended December 31, 2025 and 2024, respectively. The net increases in the valuation allowance primarily relate to increases in the net operating loss (“NOL”) carryforwards.

A reconciliation of the beginning and ending amount of the Company’s valuation allowance during the years ended December 31, 2025 and 2024 is as follows (in thousands):

	Year Ended December 31,
	2025	2024
Valuation allowance, beginning of period	$34,060	$29,846
Additions	14,281	4,718
Reduction related to CMM Acquisition	—	(504)
Valuation allowance, end of period	$48,341	$34,060

As of December 31, 2025, the Company had approximately $154.6 million of federal NOLs, of which approximately $3.9 million will begin to expire in 2036 and approximately $150.7 million can be carried forward indefinitely, and approximately $62.4 million of state NOL carryforwards that will expire from 2036 through 2045. As of December 31, 2025, the Company had no foreign NOLs. As of December 31, 2024, the Company had approximately $80.9 million of federal NOLs, of which approximately $3.9 million will begin to expire in 2036 and approximately $77.0 million can be carried forward indefinitely, and approximately $64.1 million of state NOL carryforwards that will expire from 2036 through 2045. Section 382 of the Internal Revenue Code (“IRC”) imposes limitations on a corporation’s ability to utilize its NOL carryforwards if it experiences an “ownership change” as defined. In general terms, an ownership change may result from transactions increasing the ownership percentage of certain stockholders in the stock of the corporation by more than 50% over a three-year period. In the event of an ownership change, utilization of the net operating loss carryforwards would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate.

The Company has federal and state tax credit carryforwards of approximately $1.4 million and $1.9 million, respectively, as of December 31, 2025. The federal credits will begin to expire in 2037, and the state tax credits can be carried forward indefinitely.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements related to a particular tax position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law and new regulations or interpretations by the taxing authorities. As of December 31, 2025, the Company had unrecognized tax benefits of $0.7 million, including taxes and penalties.

The Company files income tax returns in the U.S. federal, California and certain other state and foreign jurisdictions. The Company remains subject to income tax examinations for its U.S. federal, state, and foreign income taxes.

Changes to our gross unrecognized tax benefits were as follows (in thousands):

	Year Ended December 31,
	2025	2024
Gross unrecognized tax benefits, beginning period	$691	$—
Increase in tax positions for the current year	—	—
Increase in tax positions for prior years	—	691
Foreign currency translation	—	—
Lapse in statute of limitations	—	—
Settlements	—	—
Other	—	—
Gross unrecognized tax benefits, end of period	$691	$691

On July 4, 2025, the United States enacted H.R. 1 “A bill to provide for reconciliation pursuant to Title II of H. Con. Res. 14”, commonly referred to as the One Big Beautiful Bill Act (OBBBA). The OBBBA contains significant provisions, including the permanent extension or restoration of certain expiring corporate income tax provisions, originally introduced by the Tax Cuts and Jobs Act of 2017, and incremental modifications to the international framework. The legislation has multiple effective dates, with certain provisions effective for the tax year beginning after December 31, 2024, and others effective for tax years beginning after December 31, 2025. The Company has evaluated the OBBBA provisions enacted and the legislation’s enactment did not materially impact the effective tax rate or cash tax position for the year ended December 31, 2025.

Beginning in 2018, the Tax Cuts and Jobs Act generally provides a 100% federal deduction for dividends received from foreign subsidiaries. Nevertheless, companies must still apply the guidance of ASC Topic 740 to account for the tax consequences of outside basis differences and other tax impacts of their investments in foreign subsidiaries, including potential foreign withholding taxes on distributions. The Company has accumulated undistributed earnings generated by its foreign subsidiaries of approximately $18.3 million that the Company intends to indefinitely reinvest the earnings. However, if the Company decides to distribute such permanently reinvested earnings, the Company would accrue estimated additional income tax expense of approximately $1.2 million.

14.
Net Loss Per Share

The following table presents the reconciliation of the numerator and denominator used to compute basic and diluted net loss per share (in thousands, except share and per-share amounts):

	Year Ended December 31,
	2025	2024
Numerator:
Net Loss	$(60,885)	$(25,701)
Less: Cumulative undeclared Series D preferred dividends	(11,170)	(321)
Net loss attributable to common stockholders ─ basic and diluted	$(72,055)	$(26,022)
Denominator:
Weighted average shares outstanding ─ basic and diluted	4,430,935	4,391,006
Net loss per share – basic and diluted	$(16.26)	$(5.93)

For the years ended December 31, 2025 and 2024, the following potentially dilutive securities were excluded from diluted net loss per share because their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2025	2024
Redeemable convertible preferred stock	40,146,126	39,525,710
Preferred stock warrants	2,099,032	1,787,652
Common stock warrants	16,111	16,111
Restricted stock units	3,765,264	1,740,253
Stock options	1,188,987	1,270,036

15.
Segment Information and Concentrations

The Company’s CODM makes resource allocation decisions and assesses performance for the Company’s three reportable segments based on the gross profit or loss of each segment. The CODM uses gross profit to evaluate profitability trends across the Company’s reportable segments and to inform key operating decisions, including prioritization of product development investments, allocation of engineering resources, and commercialization strategies. In particular, the CODM assesses segment performance by comparing revenue and cost of revenue dynamics across AI, Digital Sensors, and Analog Sensors segments to identify areas of margin improvement or pressure. The Company’s reportable segments are comprised of the AI, Digital Sensors, and Analog Sensors segments.

The AI segment derives revenue from sales of products, including neural decision processors and audio processors, as well as software and services. The Digital Sensors segment derives revenue from sales of products, including digital microphones, while the Analog Sensors segment derives revenue from sales of analog microphone products.

The Company’s manufacturing facilities service and provide benefit to all three reportable segments, and the operating costs of the facilities are reflected in the cost of revenue for each reportable segment. The Company’s reportable segments do not record inter-segment revenue. The Company does not allocate research and development, selling, general and administrative, interest income (expense), other income (expense), or taxes to operating segments. The CODM does not evaluate reportable segments using discrete asset information.

Except as discussed above regarding the unallocated amounts, the Company's accounting policies for segment reporting are the same as for the Company as a whole.

The following table presents details of the Company’s reportable segments and a reconciliation of segment gross profit (loss) to consolidated loss before income taxes for the year ended December 31, 2025 (in thousands):

	AI	Digital Sensors	Analog Sensors	Consolidated
Segment revenue	$12,336	$171,810	$87,648	$271,794
Segment cost of revenue	5,812	120,018	92,467	218,297
Segment gross profit (loss)	$6,524	$51,792	$(4,819)	$53,497

Reconciliation of segment gross profit (loss) to consolidated loss before income taxes:
Research and development				(52,495)
Selling, general and administrative				(39,428)
Impairment of property and equipment				(5,855)
Interest income				1,041
Interest expense				(9,133)
Other expense, net				(2,748)
Consolidated loss before income taxes				$(55,121)

The following table presents details of the Company’s reportable segments and a reconciliation of segment operating income to consolidated loss before income taxes for the year ended December 31, 2024 (in thousands):

	AI	Digital Sensors	Analog Sensors	Consolidated
Segment revenue	$8,792	$4,625	$230	$13,647
Segment cost of revenue	3,139	3,967	178	7,284
Segment gross profit (loss)	$5,653	$658	$52	$6,363

Reconciliation of segment gross profit (loss) to consolidated loss before income taxes:
Research and development				(18,518)
Selling, general and administrative				(14,063)
Interest income				566
Interest expense				(497)
Other income, net				51
Consolidated loss before income taxes				$(26,098)

The following table summarizes revenue disaggregated by primary geographic region based on the bill-to location of the customer, which may differ from the customer’s principal offices (in thousands):

	Year Ended December 31,
	2025	2024
Revenue:
United States	$110,857	$6,768
Taiwan	63,543	2,803
South Korea	38,437	121
China	37,970	3,518
Other Asian countries	17,466	302
Europe	3,133	46
Other	388	89
Total revenue:	$271,794	$13,647

The following table presents long-lived assets information based on the physical location of the assets by geographic region, which consist of property and equipment, net of accumulated depreciation, and ROU assets (in thousands):

	Year Ended December 31,
	2025	2024
Long-lived tangible assets:
Malaysia	$13,074	$3,384
Japan	6,785	15,257
United States	6,414	820
China	4,071	4,719
Other	1,339	1,842
Total long-lived tangible assets	$31,683	$26,022

The following table presents goodwill by segment (in thousands):

	Year Ended December 31,
	2025	2024
Goodwill:
AI	$4,597	$4,597
Digital Sensors	436	436
Analog Sensors	—	—
Total goodwill	$5,033	$5,033

16.
Fair Value Measurements

Fair value accounting is applied for all financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. At December 31, 2025 and 2024, the carrying values of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued compensation and other current liabilities approximate fair value due to the short-term nature of these assets and liabilities.

Certain non-financial assets, such as intangible assets and property and equipment, are remeasured at fair value only if an impairment is recognized in the current period.

The following financial instruments are measured at fair value on a recurring basis (in thousands):

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Warrant liabilities	$—	$—	$1,966	$1,966

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Warrant liabilities	$—	$—	$1,341	$1,341

There were no transfers into or out of Level 3 of the fair value hierarchy during the periods presented, except the issuance of warrants disclosed within Note 10, Redeemable Convertible Preferred Stock and Preferred Stock Warrants.

The fair value of the Level 3 warrants was estimated utilizing a probability-weighted expected return method, which incorporated an option pricing model and the common stock equivalent method. The key assumptions used were as follows:

	Year ended December 31,
	2025	2024
Risk-free interest rate	3.5%	4.2%
Estimated time to exit	1.5 years	2.5 years
Dividend rate	0.0%	0.0%
Volatility	75.0%	70.0%
Discount for lack of marketability	20.0%	27.0%

These estimates and assumptions are judgmental in nature and could have a significant effect on the Company’s reported financial position and results of operations.

Fair Value of Debt

The fair value of the Company’s 2024 Term Loan and 2024 Seller Note is calculated based upon a synthetic credit rating analysis for the Company’s debt agreements (Level 3 fair value inputs). The estimated fair values were as follows (in thousands):

	As of December 31, 2025		As of December 31, 2024
	Carrying Value	Fair Value	Carrying Value	Fair Value
2024 Term Loan	$52,500	$48,480	$52,500	$49,414
2024 Seller Note	5,964	4,656	6,433	5,370
Long-term debt	$58,464	$53,136	$58,933	$54,784

17.
Related Parties

Related parties include directors, executive officers, and beneficial owners of greater than 10% of the Company’s capital, and the affiliates or immediate family members of any such persons.

In connection with the acquisition of the CMM business of Knowles described in Note 3, Business Combination, Knowles became a shareholder and related party of the Company through the associated issuance of Series D-2 Preferred Stock. The relationship with Knowles includes ongoing commercial, operational, and financing arrangements established as part of the acquisition of the CMM business. These arrangements include (i) a transition services agreement under which Knowles provides certain services to support the Company’s operations, (ii) multiple lease agreements under which the Company leases real estate from Knowles, (iii) the 2024 Seller Note financing arrangement with Knowles, as described in Note 8, Debt, (iv) the sale of MEMS products to Knowles, (v) the provision of software and other services by Knowles to the Company, (vi) intellectual property license agreements, and (vii) a product supply agreement. The Company also recognized prepaid reimbursement rights in connection with the acquisition, as further described in Note 3, Business Combination.

Balances disclosed on the consolidated balance sheets and consolidated statements of operations as related party relate to the arrangements described. The Company also has a purchase commitment to which Knowles is a party, further described in Note 18, Commitments and Contingencies.

The Company is the lessee on multiple lease arrangements with Knowles. As of December 31, 2025 and 2024, the ROU assets and lease liabilities were as follows (in thousands):

	As of December 31,
	2025	2024
Other noncurrent assets:
Operating lease ROU assets	$4,643	$1,712
Other current liabilities:
Short-term operating lease liabilities	$2,346	$801
Other noncurrent liabilities:
Long-term operating lease liabilities	2,297	910
Total operating lease liabilities	$4,643	$1,711

The Company recognized operating lease expense of $2.4 million and an amount less than $0.1 million during the years ended December 31, 2025 and 2024, respectively, related to these leases.

18.
Commitments and Contingencies

Litigation

From time to time, the Company may become party to litigation or other legal proceedings that the Company will consider to be part of the ordinary course of business. The Company is not currently involved in any litigation or other legal proceedings that could reasonably be expected to have a material adverse effect on its business, prospects, financial condition, or results of operations.

Indemnifications

In the normal course of business, the Company may agree to indemnify other parties, including customers, lessors and parties to other transactions with the Company, with respect to certain matters such as breaches of representations or covenants or intellectual property infringement or other claims made by third parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its directors. It is not possible to determine the maximum potential amount of the Company's exposure under these indemnification agreements due to the unique facts and circumstances involved in each particular agreement and the fact that there have been no prior indemnification claims or payments made by the Company under these agreements. Under some of these agreements, however, the Company's potential indemnification liability might not have a contractual limit.

Purchase Commitment

In connection with the acquisition of the CMM business of Knowles described in Note 3, Business Combination, the Company assumed a commitment to purchase from a silicon wafer supplier, (i) 24,648 silicon wafers (approximately $12.0 million) during the period from the acquisition date (December 27, 2024) to March 31, 2025, (ii) 66,667 silicon wafers (approximately $32.3 million) during the period from April 1, 2025 to March 31, 2026, and (iii) a combination of silicon wafers and/or engineering services totaling $38.3 million during the period from April 1, 2026 to March 31, 2027. On December 27, 2024, the Company also entered into an agreement with Knowles whereby Knowles will either purchase 5% of these committed amounts directly from the wafer supplier or will reimburse the Company for the difference between 5% of the committed amounts and the amounts actually purchased from the supplier by Knowles for the periods from April 1, 2025 to March 31, 2026 and April 1, 2026 to March 31, 2027. As of December 31, 2025, the remaining purchase commitment was $54.1 million.

19.
Subsequent Events

The Company has evaluated subsequent events through April 27, 2026, which is the date the consolidated financial statements were issued.

Series D-1 Preferred Stock Sales

In January through March 2026, the Company issued 2,369,442 additional shares of Series D-1 Preferred Stock for gross proceeds totaling $22.7 million. Total gross proceeds includes the settlement of the $7.5 million refundable Series D-1 Preferred Stock deposit accrued for in the consolidated balance sheets as of December 31, 2025. In connection with this issuance of the Series D-1 Preferred Stock, the Company also issued detachable warrants to purchase 579,989 shares of Series D-1 Preferred Stock.

Amendment to 2024 Term Loan

In February 2026, the Company entered into an amendment to the 2024 Term Loan (“2024 Term Loan Amendment”). This amendment (i) revised the adjusted EBITDA covenants, (ii) added a liquidity covenant, which comprises certain cash, accounts receivable and inventory balances, (iii) added a revenue covenant which requires minimum revenue of $260.0 million for the year ended December 31, 2026, and (iv) increased the end-of-term payment to $3.5 million. The amendment also included a waiver of specified events of default, including a failure to meet certain financial statement delivery deadlines and the adjusted EBITDA covenant for the twelve months ended December 31, 2025. In February 2026, in connection with the 2024 Term Loan Amendment, the Company also issued to the lender detachable warrants to purchase 173,636 shares of the Company’s common stock at an exercise price of $0.03 and paid an amendment fee of $0.5 million. The warrants have a contractual term of 10 years and expire in February 2036 and are equity-classified warrants to be recorded at fair value.

Amendment to 2024 Seller Note

In February 2026, the Company entered into an amendment to the 2024 Seller Note agreement (“2024 Seller Note Amendment”). This amendment waived specified events of default, including a failure to meet certain financial statement delivery deadlines and the adjusted EBITDA covenant for the twelve months ended December 31, 2025.

Orosound Acquisition

On April 10, 2026, the Company acquired all outstanding shares of Orosound SAS, a France-based company and a developer, manufacturer, and seller of audio technology including embedded acoustics, signal processing, and edge AI audio solutions. Under the terms of the agreement, the Company paid consideration consisting of (i) cash consideration of $0.6 million at closing and (ii) the issuance of 1,646,496 shares of a new class of stock, junior preferred stock (“Junior Preferred Stock”), of which, 205,812 shares are subject to an 18-month holdback for customary indemnification obligations. The Company expects to release these shares upon the conclusion of the holdback period.

The Junior Preferred Stock, par value $0.0001, has preference over the Company’s common stock and is junior to all other classes of preferred stock with respect to liquidation preferences. The shares have an original issuance price of $9.59848 per share, are convertible on a three-to-one basis into common stock and will automatically convert upon the occurrence of certain events, including a qualified public offering. The Junior Preferred Stock is entitled to dividends if and when declared by the Board of Directors. Any such dividends are not cumulative. The Company is evaluating the classification and measurement of the Junior Preferred Stock, including any potential embedded derivatives, to the extent applicable.

The Orosound acquisition agreement includes customary post-closing purchase price adjustment mechanisms and indemnification provisions, as well as contingent adjustments to consideration based on the collection of certain receivables up to approximately $0.6 million. This acquisition allows the Company to expand its software portfolio and accelerate market adoption of current and future products. The valuation and allocation of net assets acquired is not complete as of the date of issuance of these financial statements. The Company intends to account for this acquisition as a business combination in accordance with ASC 805.

AudiosourceRE Acquisition

On April 22, 2026, the Company acquired certain assets of AudiosourceRE DAC (“AudiosourceRE”), an Ireland-based company engaged in the development of audio separation technologies, including software, source code, datasets, and related intellectual property. Under the terms of the agreement, the Company paid consideration consisting of (i) cash consideration of $0.4 million and (ii) the issuance of 43,409 shares of common stock. The acquired assets primarily include intellectual property, software, and related technology, and exclude substantially all liabilities of the seller. The agreement includes customary representations and warranties and post-closing obligations. This acquisition allows the Company to expand its software portfolio and accelerate market adoption of current and future products. The Company is evaluating whether the acquisition represents an asset acquisition or business combination, and the valuation and allocation of net assets acquired is not complete as of the date of issuance of these financial statements.

F
ERSSYNTIANT CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited and in thousands, except share and per share amounts)

	As of June 30,	As of December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$31,217	$45,911
Accounts receivable, net	36,204	32,332
Inventory	59,247	59,899
Other current assets[1]	7,160	11,527
Total current assets	133,828	149,669
Property and equipment, net	21,927	19,489
Goodwill	13,418	5,033
Intangible assets, net	16,290	12,130
Other noncurrent assets[1]	23,032	21,017
Total assets	$208,495	$207,338
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS, AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable[1]	$42,802	$37,422
Accrued compensation	6,224	7,419
Current portion of long-term debt	12,749	—
Other current liabilities[1]	14,463	25,429
Total current liabilities	76,238	70,270
Long-term debt[1]	39,451	52,985
Other noncurrent liabilities[1]	13,724	10,620
Total liabilities	129,413	133,875
Commitments and contingencies (Note 18)
Redeemable convertible preferred stock, $0.0001 par value; 54,230,716 and 46,319,875 shares authorized as of June 30, 2026 and December 31, 2025, respectively; 44,162,064 and 40,146,126 shares issued and outstanding, as of June 30, 2026 and December 31, 2025, respectively, and preferred stock warrants	280,501	248,854
Stockholders’ Deficit:
Common stock, $0.0001 par value; 97,743,893, and 80,058,546 shares authorized as of June 30, 2026 and December 31, 2025, respectively; 4,579,745 and 4,448,233 shares issued and outstanding, as of June 30, 2026 and December 31, 2025, respectively	1	1
Additional paid-in capital	23,785	19,200
Accumulated deficit	(225,205)	(194,592)
Total stockholders’ deficit	(201,419)	(175,391)
Total liabilities, redeemable convertible preferred stock and warrants, and stockholders’ deficit	$208,495	$207,338

(1) Includes related party transactions as follows (Note 17)
Other current assets	$(64)	$4,735
Other noncurrent assets	$2,222	$4,643
Accounts payable	$2,390	$3,757
Other current liabilities	$558	$2,567
Long-term debt	$5,964	$5,964
Other noncurrent liabilities	$1,829	$2,297

See accompanying notes to condensed consolidated financial statements.

SYNTIANT CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited and in thousands, except share and per share amounts)

	Six Months Ended June 30,
	2026	2025
Revenue:
Products[1]	$130,165	$132,063
Software and services	1,398	2,890
Total revenue	131,563	134,953
Cost of revenue:
Cost of products sold[1]	106,158	107,471
Cost of software and services	83	445
Amortization of developed technology	1,485	1,302
Total cost of revenue	107,726	109,218
Gross profit	23,837	25,735
Operating expenses:
Research and development[1]	24,793	26,587
Selling, general and administrative[1]	19,604	18,788
Total operating expenses	44,397	45,375
Loss from operations	(20,560)	(19,640)
Interest expense[1]	(5,403)	(4,403)
Interest income	328	483
Remeasurement of warrant liabilities[2]	(3,176)	(265)
Other (expense) income, net[2]	(1,108)	832
Loss before income taxes	(29,919)	(22,993)
Provision for income taxes	694	2,296
Net loss	$(30,613)	$(25,289)
Cumulative undeclared dividends	(8,813)	(5,533)
Net loss attributable to common stockholders	$(39,426)	$(30,822)
Net loss per share attributable to common stockholders – basic and diluted	$(8.46)	$(6.97)
Weighted-average shares used to compute net loss per share attributable to common stockholders – basic and diluted	4,661,390	4,423,907

(1) Includes related party transactions as follows (Note 17)
Products	$433	$276
Cost of products sold	$4,942	$4,982
Research and development	$—	$122
Selling, general and administrative	$1,236	$4,089
Interest expense	$348	$230
(2) Certain reclassifications of prior period amounts have been made to conform to current period presentation.

See accompanying notes to condensed consolidated financial statements.

SYNTIANT CORP.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS AND STOCKHOLDERS’ DEFICIT

(Unaudited and in thousands, except share amounts)

	Redeemable Convertible Preferred Stock and Warrants		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2025	40,146,126	$248,854	4,448,233	$1	$19,200	$(194,592)	$(175,391)
Proceeds from exercise of stock options	—	—	64,232	—	271	—	271
Issuance of Series D-1 Preferred Stock, net of issuance costs of $1,326	2,369,442	21,397	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	67	—	67
Warrants issued in connection with debt modification	—	—	—	—	2,906	—	2,906
Net loss	—	—	—	—	—	(20,879)	(20,879)
Balance at March 31, 2026	42,515,568	$270,251	4,512,465	$1	$22,444	$(215,471)	$(193,026)
Proceeds from exercise of stock options	—	—	23,871	—	254	—	254
Stock-based compensation expense	—	—	—	—	52	—	52
Issuance of Common Stock in connection with AudioSourceRE acquisition	—	—	43,409	—	1,035	—	1,035
Issuance of Junior Preferred Stock in connection with Orosound acquisition, net of issuance costs of $12	1,646,496	10,250	—	—	—	—	—
Net loss	—	—	—	—	—	(9,734)	(9,734)
Balance at June 30, 2026	44,162,064	$280,501	4,579,745	$1	$23,785	$(225,205)	$(201,419)

	Redeemable Convertible Preferred Stock and Warrants		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2024	39,525,710	$241,051	4,422,494	$1	$18,615	$(133,707)	$(115,091)
Issuance of Series D-1 Preferred Stock, net of issuance costs of $17	48,882	452	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	139	—	139
Net loss	—	—	—	—	—	(14,148)	(14,148)
Balance at March 31, 2025	39,574,592	$241,503	4,422,494	$1	$18,754	$(147,855)	$(129,100)
Proceeds from exercise of stock options	—	—	10,598	—	58	—	58
Issuance of Series D-1 Preferred Stock, net of issuance costs of $98	571,534	5,388	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	129	—	129
Net loss	—	—	—	—	—	(11,141)	(11,141)
Balance at June 30, 2025	40,146,126	$246,891	4,433,092	$1	$18,941	$(158,996)	$(140,054)

See accompanying notes to condensed consolidated financial statements.

SYNTIANT CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited and in thousands)

	Six Months Ended June 30,
	2026	2025
Operating activities
Net loss	$(30,613)	$(25,289)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	3,933	4,664
Amortization of intangible assets	1,542	1,368
Non-cash lease expense	2,157	811
Stock-based compensation expense	119	268
Equity-based payment to customer	177	—
Amortization of debt issuance costs and debt discount	1,771	891
Change in fair value of preferred stock warrants	3,176	265
Unrealized loss (gain) on foreign currency exchange, net	12	(1,320)
Changes in assets and liabilities:
Accounts receivable, net	(3,055)	1,164
Inventory	700	11,313
Other current assets	(916)	(1,693)
Other noncurrent assets	(4,100)	(3,011)
Accounts payable	4,718	9,201
Accrued compensation	(1,324)	(1,217)
Other current liabilities	(4,023)	4,594
Other noncurrent liabilities	(631)	324
Assets (liabilities) due from related party	5,627	7,379
Net cash (used in) provided by operating activities	(20,730)	9,712
Investing activities
Purchases of property and equipment	(5,550)	(2,458)
Cash paid for acquisitions	(1,612)	—
Purchase of convertible notes	(540)	—
Net cash used in investing activities	(7,702)	(2,458)
Financing activities
Repayments of debt to related party	—	(469)
Repayments of debt	(82)	—
Payment of debt issuance costs	(500)	—
Proceeds from Series D-1 Preferred Stock, net	13,904	5,840
Proceeds from exercise of stock options	525	58
Net cash provided by financing activities	13,847	5,429
Effect of exchange rate changes on cash and cash equivalents	(109)	(2)
Net (decrease) increase in cash and cash equivalents	(14,694)	12,681
Cash and cash equivalents at beginning of period	45,911	41,356
Cash and cash equivalents at end of period	$31,217	$54,037
Supplemental cash flow information:
Cash paid for interest	$3,648	$3,463
Cash paid for income taxes	$3,475	$1,885
Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities ($— and $4,613 attributable to related party as of June 30, 2026 and 2025, respectively)	$435	$8,015
Fixed assets included in accounts payable and other current liabilities	$3,062	$63
Issuance of preferred stock to settle preferred stock deposit	$7,493	$—
Issuance of warrants in connection with debt amendment	$2,906	$—
Preferred stock issued for acquisition of business	$10,250	$—
Common stock issued for asset acquisition	$1,035	$—
Unpaid deferred offering costs	$4,020	$—

See accompanying notes to condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.
Nature of Operations and Liquidity

Syntiant Corp. (“Syntiant” or the “Company”) was incorporated in Delaware in April 2017. The Company designs and develops hardware and software solutions for artificial intelligence (“AI”) deployment on physical devices. The Company’s purpose-built silicon and hardware-agnostic models are being deployed globally to power edge AI speech, audio, sensor, and vision applications across a wide range of consumer, commercial, and industrial use cases. Syntiant’s advanced chip solutions merge deep learning with semiconductor design to produce ultra-low-power, high performance, deep neural network processors. Syntiant also licenses compute-efficient software solutions with proprietary model architectures that enable world-leading inference speed and minimized memory footprint across a broad range of processors.

Liquidity and Going Concern

Since inception, the Company has incurred cumulative net losses from operations and has an accumulated deficit of $225.2 million as of June 30, 2026, including net losses of $30.6 million for the six months ended June 30, 2026. To date, the Company has funded its operations and capital needs primarily through the issuance of redeemable convertible preferred stock and debt financing as well as cash receipts from its revenue arrangements.

In February 2026, the Company entered into amendments to its Loan and Security Agreement with third-party lenders (“2024 Term Loan”) and its Seller Loan and Security Agreement with Knowles Corporation (“2024 Seller Note”) to waive noncompliance with certain financial and nonfinancial covenants that occurred in 2025. The amendment to the 2024 Term Loan also revised certain financial covenants. See Note 8, Debt, for more information.

Additionally, in August 2026, the Company entered into an agreement with the third-party lenders under the 2024 Term Loan, pursuant to which the lenders committed, at the Company’s sole election and subject to the terms and conditions in the agreement, to provide the Company the option to further amend the 2024 Term Loan by exercising such option by October 31, 2026. Upon the exercise of the option, the amended agreement would, among other things, (i) delay the commencement of principal payments of the 2024 Term Loan by 12 months to January 2028 and (ii) revise certain financial covenants. If the option to amend the 2024 Term Loan is exercised, the Company would incur an additional $5.0 million end-of-term fee.

As of the date of issuance of these condensed consolidated financial statements, management believes that it will maintain compliance with its debt covenants and that its existing cash and cash equivalents, cash receipts from its revenue arrangements and the Company’s continued approach to cash and cost management will be sufficient to support its operations, working capital needs, capital expenditure requirements, and debt servicing requirements for at least the next 12 months.

The Company may require additional liquidity and capital resources and may seek additional financing through private or public equity financings, or debt financings if needed to fund discretionary strategic objectives, including potential acquisitions or investments in businesses, products, services and technologies. Additionally, the Company has the ability to implement additional cash and cost management activities, including resource optimization. As described above, the Company also has the option to amend the 2024 Term Loan prior to October 31, 2026.

If the Company is unable to raise sufficient capital resources when needed, maintain its forecasted operating plans, or events or circumstances occur such that the Company is unable to meet its strategic plans, the Company may be required to reduce certain discretionary spending for the development or enhancement of existing products, services and technologies including future capital expenditures, which could have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. There can be no assurance that any additional capital will be available in a timely manner or on acceptable terms, if at all. Additionally, if the Company is unable to meet its financial and nonfinancial covenants beyond the next 12 months, the Company may be required to obtain additional waivers or amendments to its covenants. There can be no assurance that any waivers or amendments to covenants will be obtained on favorable terms, if at all.

Reverse Stock Split

On July 15, 2026, the Company effected a three-to-one reverse stock split of its common stock (the “Reverse Stock Split”) and increased its authorized shares from 95,605,313 to 97,743,893. All share and per share information, including all references to common shares, options to purchase common stock, common stock warrants and restricted stock awards, preferred stock conversion prices, and related information contained in the condensed consolidated financial statements have been retrospectively adjusted to reflect the effect of the Reverse Stock Split for all periods presented.

2.
Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information and include the accounts of the Company and its subsidiaries. Accordingly, these statements do not include all information and footnotes required by U.S. GAAP for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2025. The unaudited condensed consolidated financial statements include all normal recurring adjustments that are considered necessary for a fair statement of the Company’s financial position and results of operations. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the operating results expected for the full fiscal year or future operating periods. All intercompany transactions and balances have been eliminated in consolidation.

The Company does not have any other comprehensive income or loss items and therefore comprehensive loss equals net loss. Accordingly, a separate statement of comprehensive loss has not been presented.

The condensed consolidated balance sheet as of December 31, 2025 has been derived from the Company’s audited consolidated financial statements. There have been no material changes to the Company’s significant accounting policies described in Note 2, Significant Accounting Policies, of the notes to the Company’s audited consolidated financial statements, except as set forth below.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based awards made to employees, consultants, and directors based on the estimated fair value of the awards at the respective grant date. The fair value of stock-based awards is expensed over the requisite service period, which is defined as the period during which the individual is required to provide service in exchange for the award. The Company uses a straight-line attribution method for all grants that include only a service condition. Awards with both performance and service conditions are expensed over the service period for each separately vesting tranche, with expense being recognized when management determines it is probable that the performance criteria will be achieved.

Awards with both a market condition and performance condition are expensed over the requisite service period, which is the derived service period representing the period of time from the service inception date to the expected date of satisfaction of the market condition, unless the market condition is satisfied at an earlier date. Because a market condition is reflected in the grant-date fair value of the award, the related compensation expense is recognized ratably over the requisite service period once the performance condition is probable of achievement, regardless of whether the market condition is ultimately satisfied, and is not reversed if the market condition is not achieved. Forfeitures are recorded as incurred.

The Company determines the fair value of stock option awards using a Black-Scholes option pricing model. Under the Black-Scholes model, a number of assumptions and estimates are used, including (i) the fair value of the Company’s common stock (see Common Stock Valuation below), (ii) the expected stock price volatility over the term of the award, which is based on historical volatilities of a publicly traded peer group, (iii) the risk-free rate, which is based on the yields of U.S. Treasury securities with maturities approximating the expected term of the awards, (iv) the expected term of the award, which is determined using the simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award, and (v) the dividend yield, which is based on the Company’s history and current expectations of dividend payouts.

The fair value of each restricted stock unit (“RSU”) granted with both service and performance conditions is equal to the fair value of the Company’s common stock at the date of the grant.

The Company estimates the fair value of restricted stock unit awards that contain a market condition using a Monte Carlo simulation model, which incorporates the probability that the market condition will be achieved. Under the Monte Carlo simulation, a number of assumptions and estimates are used, including (i) the fair value of the Company’s common stock, (ii) the expected stock price volatility over the term of the award, (iii) the risk-free rate, which is based on the yields of U.S. Treasury securities with maturities approximating the term of the award, and (iv) the dividend yield, which is based on the Company’s history and current expectations of dividend payouts. The Monte Carlo simulation also estimates the derived service period over which compensation expense is recognized once the performance condition is probable of achievement.

Assets Held for Sale

The Company classifies assets and liabilities as held for sale (“disposal group”) when management, having the authority to approve the action, commits to a plan to sell the disposal group, the sale is probable to be completed within one year, and the disposal group is available for immediate sale in its present condition. The Company also considers whether an active program to locate a buyer has been initiated, whether the disposal group is marketed actively for sale at a price that is reasonable in relation to its current fair value, and whether actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. As of June 30, 2026, $0.3 million of assets were held for sale and are presented within other current assets on the condensed consolidated balance sheet. As of December 31, 2025, none of the Company’s assets met the foregoing criteria.

Common Stock Valuation

Because there is no public market for the Company’s common stock, the Board of Directors estimates the fair value of its common stock at each grant date of stock-based awards in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company has historically utilized a valuation methodology that incorporates company-specific assumptions, including consideration of recent arm’s-length transactions in the Company’s securities, the rights and preferences of preferred stock relative to common stock, lack of marketability, operating results and projections, and the probability and timing of potential liquidity events.

Beginning in March 2026, the Company began utilizing the probability weighted expected return method (“PWERM”) to estimate the fair value of its common stock. Under the PWERM, the Company estimates the value of its common stock based on a forward-looking analysis of discrete potential future outcomes, such as an initial public offering or continued operation as a private company, and assigns probabilities to each outcome based on management’s expectations as of the valuation date. The value of the Company’s common stock under each outcome considers, as applicable, the enterprise value implied by the outcome, the rights and preferences of the Company’s equity securities, the expected timing of the outcome, and discounts for lack of marketability.

The fair value of grants and issuances between valuation dates are measured under a linear interpolation approach. It was determined that the straight-line calculation provides the most reasonable basis for valuation of our common stock because there was no single event that occurred during the period between the valuation dates that would have caused a material change in fair value.

These valuations require significant judgment and are based on management’s estimates of the Company’s business condition, prospects, and expected future performance, capital structure, market conditions, and timing of potential liquidity events at the valuation dates.

Concentration of Major Customers

Significant customers are those which represent more than 10% of the Company’s total revenue or gross accounts receivable balance as of each balance sheet date.

Customers representing 10% or more of the Company’s accounts receivable consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
Customer A	31%	42%

Customers representing 10% or more of the Company’s revenues consisted of the following:

	Six Months Ended June 30,
	2026	2025
Customer A	31%	37%
Customer B	11%	16%

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, and other fees and costs relating to the Company’s planned initial public offering are capitalized within other noncurrent assets on the condensed consolidated balance sheets. The deferred offering costs will be offset against the proceeds received by the Company upon the closing of the planned initial public offering. In the event the planned initial public offering is terminated, all of the deferred offering costs will be charged to expense. Deferred offering costs of $4.6 million were recorded as of June 30, 2026. No deferred offering costs were recorded as of December 31, 2025.

Recently Adopted Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326), to address challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses. The amendment provides all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The standard is effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted. The standard can be applied prospectively. On January 1, 2026, the Company adopted ASU 2025-05 which did not have a material impact on the condensed consolidated financial statements or disclosures.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), to enhance transparency and comparability in the reporting of expense information for public entities. The update requires public business entities to disclose disaggregated expense details, such as purchases of inventory, employee compensation, depreciation, and amortization, within each relevant income statement caption. These disclosures must be presented in a tabular format for both interim and annual reporting periods. Additionally, entities are required to include qualitative descriptions of expense components which are not separately disclosed. Early adoption is permitted. The updates in this amendment are effective for public companies for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company expects the adoption to have a material impact on the disclosures within its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which modernizes the accounting for internal-use software costs under ASC 350-40 by aligning the guidance with current development practices, especially agile and iterative methods. It clarifies when to begin capitalizing costs, improves operability across different development approaches, and enhances disclosure requirements. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and for interim periods within those annual reporting periods, with early adoption permitted. The Company is evaluating the adoption date and the impact ASU 2025-06 will have on its consolidated financial statements and, at this time, does not anticipate it will have a material impact.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. ASU 2025-07 clarifies the application of derivative accounting to certain contracts and refines the guidance for share-based non-cash consideration received from customers. Specifically, ASU 2025-07 introduces a scope exception for contracts that are not exchange-traded and whose underlying is tied to operations or activities specific to one party. It also clarifies that share-based non-cash consideration from a customer should initially be accounted for under ASC 606 until the right to receive or retain such consideration becomes unconditional, at which point financial instruments guidance may apply. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the adoption date and the impact ASU 2025-07 will have on its consolidated financial statements and, at this time, does not anticipate it will have a material impact.

3.
Acquisitions

Orosound Acquisition

On April 10, 2026, the Company acquired all outstanding shares of Orosound SAS (“Orosound”), a France-based company and a developer, manufacturer, and seller of audio technology, including embedded acoustics, signal processing, and edge AI audio solutions. The acquisition is expected to provide synergies to its AI segment, enhance the Company’s audio technology capabilities, complement its existing physical AI product portfolio, and provide product and technology synergies through the integration of Orosound’s technology with the Company’s existing offerings. Under the terms of the agreement, the Company transferred $11.3 million of consideration consisting of (i) cash consideration of $0.7 million at closing, (ii) a prepaid cash acquisition deposit of $0.4 million paid during the three months ended March 31, 2026, and (iii) the issuance of 994,338 shares of a new class of stock, junior preferred stock (“Junior Preferred Stock”), with a preliminary fair value of $10.3 million. In addition, the Company issued 652,158 shares of Junior Preferred Stock that vest in equal installments over 36 months subject to the continued employment of certain founders, of which 205,812 shares have been issued but are subject to an 18-month holdback for customary indemnification obligations. The Company expects to release these shares upon the conclusion of the holdback period.

The fair value of the Junior Preferred Stock was estimated using a probability-weighted expected return method, which incorporated an option pricing model and common stock equivalent method, allocating the estimated implied equity value to the Junior Preferred Stock.

A summary of the preliminary fair value of the consideration transferred is as follows (in thousands):

As of
April 10, 2026
Cash consideration	$705
Acquisition deposit	356
Junior Preferred Stock	16,992
Total fair value of consideration transferred	18,053
Less: Post-combination expense¹	(6,730)
Total fair value of consideration transferred for business	$11,323

(1)
Represents Junior Preferred Stock issued to certain founders subject to service-based vesting conditions.

The Company incurred transaction costs of $0.3 million that have been included within selling, general, and administrative expenses on the condensed consolidated statement of operations for the six months ended June 30, 2026.

Additionally, on the acquisition date, the Company granted 192,972 restricted stock units under the 2017 Plan to the Orosound founders and certain continuing employees, all of which are accounted for as post-combination compensation expense under ASC 718, Compensation – Stock Compensation. Refer to Note 12, Stock-based Compensation, for further information regarding the terms of these restricted stock units.

The valuation and allocation of net assets acquired is preliminary as of the date of issuance of these financial statements. The estimated fair values of the assets acquired and liabilities assumed were as follows (in thousands):

As of
April 10, 2026
Assets acquired and liabilities assumed:
Accounts receivable	$573
Inventory	48
Property and equipment	86
Other noncurrent assets	36
Intangible assets	4,117
Accounts payable	(728)
Accrued compensation	(146)
Other current liabilities	(17)
Long-term debt	(932)
Other noncurrent liabilities	(99)
Total identifiable net assets	2,938
Goodwill	$8,385

All recognized goodwill is attributable to the AI segment. The Company recognized net deferred tax assets of $1.7 million (consisting of deferred tax assets of $2.7 million, net of deferred tax liabilities of $1.0 million), and a corresponding valuation allowance of $1.7 million. The goodwill recognized in the acquisition is not deductible for income tax purposes.

Accounts receivable acquired consist predominantly of amounts receivable from French governmental research and innovation tax credit programs, together with a residual trade receivable balance. The gross contractual amount receivable approximates the amount the Company expects to collect, and no allowance for credit losses was recorded against these receivables at the acquisition date.

Assets acquired and liabilities assumed in connection with the Orosound acquisition were recorded at their fair values. For notes payable assumed, the Company recorded a fair value adjustment of $0.3 million to debt discount which will be amortized over the life of the notes payable using the effective interest method. Fair values were determined by management using the assistance of third-party valuation specialists, utilizing the multi-period excess earnings method for developed technology and customer relationships, and various other appraisal techniques, including a cost approach related to contributory asset charges. A number of assumptions and estimates were involved in the application of these valuation methods, including revenue forecasts, costs of revenue, estimated obsolescence, tax rates, discount rates, and working capital changes, among others. Cash flow forecasts were developed using management forecasts of estimated revenues and cost synergies.

The acquired intangible assets include developed technology of $3.9 million and customer relationships of $0.2 million. The Company will amortize the acquired intangible assets on a straight-line basis over their estimated useful lives of five years for developed technology and seven years for customer relationships.

AudioSourceRE Asset Acquisition

On April 22, 2026, the Company acquired certain assets of AudioSourceRE DAC (“AudioSourceRE”), an Ireland-based company engaged in the development of audio separation technologies, including software, source code, datasets, and related intellectual property. Under the terms of the agreement, the Company transferred total consideration with a fair value of $1.5 million consisting of (i) cash consideration of $0.3 million, (ii) the issuance of 43,409 shares of common stock with an aggregate fair value of $1.0 million, and (iii) transaction costs of $0.2 million.

The acquired assets primarily include intellectual property, software, and related technology, and exclude all liabilities of the seller. The agreement includes customary representations and warranties and post-closing obligations. This acquisition allows the Company to expand its software portfolio and accelerate market adoption of current and future products.

The Company has accounted for the transaction as an asset acquisition under ASC 805-50, as substantially all of the fair value of the gross assets acquired is concentrated in a single group of similar identifiable intangible technology assets. The total cost of the asset acquisition, including direct transaction costs, was allocated to the acquired developed technology intangible assets, which will be amortized on a straight-line basis over its estimated useful life of five years.

4.
Inventory

Inventory consisted of the following (in thousands):

	As of June 30,	As of December 31,
	2026	2025
Raw materials	$26,196	$25,369
Work-in-process	12,546	11,136
Finished goods	20,505	23,394
Total inventory	$59,247	$59,899

5.
Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of June 30,	As of December 31,
	2026	2025
Machinery and equipment	$21,946	$20,362
Leasehold improvements	9,900	1,150
Furniture and fixtures	1,073	980
Construction in progress	4,089	8,285
Total property and equipment	37,008	30,777
Less: accumulated depreciation	(15,081)	(11,288)
Total property and equipment, net	$21,927	$19,489

Depreciation expense is primarily recorded within cost of products sold on the condensed consolidated statements of operations. Depreciation expense for the six months ended June 30, 2026 and 2025 was $3.9 million and $4.7 million, respectively.

6.
Intangible Assets

Intangible assets consisted of the following (in thousands):

	As of June 30, 2026
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$22,907	$(7,279)	$15,628
Customer relationships	1,065	(403)	662
Tradenames	80	(80)	—
Total intangible assets, net	$24,052	$(7,762)	$16,290

	As of December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$17,440	$(5,794)	$11,646
Customer relationships	830	(346)	484
Tradenames	80	(80)	—
Total intangible assets, net	$18,350	$(6,220)	$12,130

Amortization expense was recorded as follows during the six months ended June 30, 2026 (in thousands):

	Six Months Ended June 30,
	2026	2025
Cost of revenue:
Developed technology	$1,485	$1,302
Total in cost of revenue	1,485	1,302
Selling, general and administrative:
Customer relationships	57	52
Trade names	—	14
Total in selling, general and administrative	57	66
Total amortization expense	$1,542	$1,368

As of June 30, 2026, the annual amortization expense for each of the next five years and thereafter is expected to be as follows (in thousands):

2026 (remaining six months)	$1,525
2027	2,475
2028	2,401
2029	2,401
2030	2,366
Thereafter	5,122
Total future amortization	$16,290

7.
Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	As of June 30,	As of December 31,
	2026	2025
Series D-1 preferred stock deposit	$—	$7,493
Short-term lease liabilities	3,026	4,817
Accrued expenses	4,626	6,872
Other current liabilities	6,811	6,247
Total other current liabilities	$14,463	$25,429

8.
Debt

Debt, net of unamortized debt discount and issuance costs, consists of the following (in thousands):

	As of June 30,	As of December 31,
	2026	2025
2024 Term Loan(1)	$53,500	$52,500
2024 Seller Note	5,964	5,964
Other debt	850	—
Unamortized debt discount and issuance costs	(8,114)	(5,479)
Total debt	52,200	52,985
Less: Current portion of long-term debt	(12,749)	—
Total long-term debt	$39,451	$52,985

(1)
Includes an end-of-term payment of $3.5 million as of June 30, 2026, and $2.5 million as of December 31, 2025, due on the maturity date.

2024 Term Loan

In December 2024, the Company entered into a Loan and Security Agreement providing a $50.0 million term loan. The 2024 Term Loan matures on December 31, 2028, bears interest at a fixed annual rate of 13.0%, and requires 24 equal monthly principal installments beginning January 2027, unless certain leverage ratios are met, in which case principal payments may continue to be deferred until maturity.

The loan is collateralized by substantially all assets of the Company and its subsidiaries and includes a lender right to participate in a future financing event of up to $5.0 million at the same terms as other investors, which was not bifurcated as it represents a right to purchase stock at fair value. At issuance, the Company recorded debt discounts of $0.6 million for the fair value of detachable warrants to purchase Series D-1 Preferred Stock and $4.3 million for lender fees and third-party issuance costs, each amortized over the life of the loan using the effective interest method. Refer to Note 10, Redeemable Convertible Preferred Stock and Preferred Stock Warrants, and Note 16, Fair Value Measurements, for further discussion of these warrants.

In February 2026, the Company entered into an amendment to the 2024 Term Loan (“2024 Term Loan Amendment”). This amendment (i) revised the adjusted EBITDA covenants, (ii) added a liquidity covenant, which comprises certain cash, accounts receivable and inventory balances, (iii) added a revenue covenant which requires minimum revenue of $260.0 million for the year ended December 31, 2026, and (iv) increased the end-of-term payment to $3.5 million. The amendment also included a waiver of specified events of default, including a failure to meet certain financial statement delivery deadlines and the adjusted EBITDA covenant for the twelve months ended December 31, 2025. The Company was in compliance with these covenants as of June 30, 2026.

In connection with the 2024 Term Loan Amendment, the Company issued to the lender detachable warrants to purchase 173,636 shares of common stock, at an exercise price of $0.03, with a fair value of $2.9 million, and paid an amendment fee of $0.5 million. The Company evaluated the amendment under ASC 470, Debt, and concluded it constituted a debt modification. Accordingly, the fair value of the warrants and the amendment fee were capitalized as adjustments to the net carrying value of the modified debt and are being amortized as interest expense over the remaining term using the effective interest method. The warrants were determined to be equity-classified instruments under ASC 815-40, Contracts in Entity’s Own Equity, and their fair value was recorded to additional paid-in capital with an offsetting debt discount. Refer to Note 11, Common Stock and Common Stock Warrants, for further information.

In August 2026, the Company entered into an agreement with the third-party lenders under the 2024 Term Loan, pursuant to which the lenders committed, at the Company’s sole election and subject to the terms and conditions in the agreement, to provide the Company the option to further amend the 2024 Term Loan by exercising such option by October 31, 2026.

Upon the exercise of the option, the amended agreement would, among other things, (i) delay the commencement of principal payments of the 2024 Term Loan by 12 months to January 2028 and (ii) revise certain financial covenants.

The effective interest rate for the loan was 23.4% and 18.5% for the six months ended June 30, 2026 and 2025, respectively. Interest expense on the 2024 Term Loan was $5.0 million for the six months ended June 30, 2026, inclusive of non-cash amortization of debt discount, issuance costs, and end-of-term payment accretion totaling $1.8 million. Interest expense on the 2024 Term Loan was $4.2 million for the six months ended June 30, 2025, inclusive of non-cash amortization of debt discount, issuance costs, and end-of-term payment accretion totaling $0.9 million. Interest on the 2024 Term Loan is prepaid at the beginning of each month; accordingly, no interest payable was recorded as of June 30, 2026 or December 31, 2025.

2024 Seller Note

In December 2024, the Company entered into the 2024 Seller Note with a related party for $6.4 million. The 2024 Seller Note has a maturity date of the earlier of (a) March 28, 2029 or (b) the date that is ninety-one days after the payment in full of all obligations with respect to the 2024 Term Loan, other than a payment in full in connection with a permitted refinancing as defined in the 2024 Term Loan documents. The 2024 Seller Note bears interest at the prime rate commencing on the closing date of the 2024 Seller Note and continuing through the date that is six months after the closing date; thereafter, the 2024 Seller Note bears interest at a fixed annual interest rate of 13.0%. Interest is due and payable on the first business day of each month in arrears. No lender fees or issuance costs were incurred with respect to the 2024 Seller Note.

In February 2026, the Company entered into an amendment to the 2024 Seller Note. This amendment waived specified events of default, including a failure to meet certain financial statement delivery deadlines and the adjusted EBITDA covenant for the twelve months ended December 31, 2025. The Company was in compliance with these covenants as of June 30, 2026.

In May 2026, the Company entered into a further amendment to the 2024 Seller Note that reduced the interest rate from 13.0% to 8.0% and required the Company to pledge substantially all of its equity interests in certain subsidiaries as collateral for the related obligations. See Note 17, Related Parties, for further information.

As of June 30, 2026 and December 31, 2025, the interest rate for the 2024 Seller Note was 8.0% and 13.0%. As of June 30, 2026 and December 31, 2025, interest payable on the 2024 Seller Note of zero and $0.1 million, respectively, was included in other current liabilities on the condensed consolidated balance sheets.

Other Debt

In connection with the Orosound Acquisition, the Company assumed notes payable with an aggregate principal balance of $1.2 million (the “Orosound Notes”). On the acquisition date, the Company recorded a fair value adjustment of $0.3 million to debt discount which will be amortized over the life of the notes payable using the effective interest method. The Orosound Notes consist of eight debt instruments issued by French lenders, comprising: two amortizing term loans, one each from BNP Paribas and CIC; a Bpifrance seed loan and a Bpifrance innovation loan; two French State-Guaranteed Loans (Prêts Garantis par l'État, or “PGE”); and two interest-free Bpifrance repayable advances. The two PGE loans were originated during the COVID-19 period under the French government’s pandemic-era lending support program.

The Orosound Notes bear interest at fixed rates ranging from 0.00% to 5.45% per annum and mature on varying dates between 2026 and 2030. Certain of the Orosound Notes are secured by a pledge over Orosound’s business assets.

Debt Summary

The weighted-average interest rates on outstanding borrowings during the six months ended June 30, 2026 and 2025, were 21.2% and 17.2%, respectively.

As of June 30, 2026, future minimum payments of principal, plus the end of term payment, were as follows (in thousands):

	As of June 30, 2026
	2024 Term Loan	2024 Seller Note	Other Debt
2026 (remainder)	$—	$—	$86
2027	25,000	—	172
2028	28,500	—	230
2029	—	5,964	200
2030 and thereafter	—	—	162
Total	$53,500	$5,964	$850

9.
Leases

The Company leases certain office spaces, manufacturing, sales, support, and engineering facilities, manufacturing and office equipment, and vehicles with lease terms ranging from one to five years. These leases require monthly payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease. These optional periods have not been considered in the determination of the right-of-use (“ROU”) assets or lease liabilities associated with these leases as the Company did not consider it reasonably certain it would exercise the options. During the six months ended June 30, 2026, the Company terminated two of its facility leases with a related party and derecognized the associated right-of-use assets and lease liabilities of $1.5 million. The Company did not incur lease termination expenses and no gain or loss was recorded as a result of derecognition of the right-of-use assets and lease liabilities. Refer to Note 17, Related Parties, for further information.

Lease expense was recorded as follows for the six months ended June 30, 2026 and 2025 (in thousands):

	For the Six Months Ended June 30,
	2026	2025
Cost of revenue:
Cost of products sold	$1,924	$994
Total in cost of revenue	1,924	994
Operating expenses:
Research and development	1,163	1,625
Selling, general and administrative	566	750
Total in operating expenses	1,729	2,375
Total lease expense	$3,653	$3,369

Straight-line expense	3,048	1,919
Short-term expense	342	1,204
Variable expense	263	246
Total lease expense	3,653	3,369

As of June 30, 2026 and December 31, 2025, the Company’s ROU assets and lease liabilities were as follows (in thousands):

	As of June 30,	As of December 31,
	2026	2025
Other noncurrent assets:
Operating lease ROU assets	$8,948	$12,194
Other current liabilities:
Short-term operating lease liabilities	$3,026	$4,817
Other noncurrent liabilities:
Long-term operating lease liabilities	7,164	8,030
Total operating lease liabilities	$10,190	$12,847

For the six months ended June 30, 2026, operating cash outflows included in the measurement of the operating lease liabilities were $2.7 million which are net of reimbursements from prepaid reimbursement rights in connection with a prior acquisition of $0.3 million.

For the six months ended June 30, 2025, operating cash outflows included in the measurement of the operating lease liabilities were $0.9 million which are net of reimbursements from prepaid reimbursement rights in connection with a prior acquisition of $0.7 million.

The weighted average remaining lease term and discount rates were as follows:

	As of June 30,	As of December 31,
	2026	2025
Weighted average remaining lease term (in years)	3.3	3.2
Weighted average discount rate	13.2%	13.1%

A summary of future minimum lease payments under noncancellable operating leases with a lease term in excess of one year as of June 30, 2026 is as follows (in thousands):

2026	$2,166
2027	3,980
2028	2,993
2029	1,969
2030	1,319
Thereafter	153
Total future minimum lease payments	12,580
Less: imputed interest	(2,390)
Present value of future lease payments	$10,190

10.
Redeemable Convertible Preferred Stock and Preferred Stock Warrants

During the six months ended June 30, 2026, the Company issued 2,369,442 additional shares of Series D-1 Preferred Stock for gross proceeds totaling $22.7 million, which includes the settlement of the $7.5 million refundable Series D-1 Preferred Stock liability that existed as of December 31, 2025. In connection with this issuance, the Company also issued detachable warrants to purchase 579,989 shares of Series D-1 Preferred Stock. As a result, the Company recorded the fair value of the warrants at issuance totaling $1.3 million as a reduction to the proceeds of the preferred stock. See Note 16, Fair Value Measurements, for further discussion of these warrants.

In connection with the acquisition of Orosound SAS on April 10, 2026, the Company issued 1,646,496 shares of Junior Preferred Stock. Of the total shares issued, 994,338 shares were issued as consideration transferred as part of the acquisition and 652,158 shares are subject to service-based vesting conditions over 36 months based on the continued employment of certain founders. Of the shares issued, 205,812 shares are also subject to an 18-month holdback for customary indemnification obligations. Refer to Note 3, Acquisitions, for additional information regarding the accounting for the Orosound acquisition and the shares subject to post-combination service conditions.

The Junior Preferred Stock, par value $0.0001, has preference over the Company’s common stock and is junior to all other classes of preferred stock with respect to liquidation preferences. The Junior Preferred Stock has an original issuance price of $9.59848 per share, is convertible on a three-to-one basis into common stock and will automatically convert upon the occurrence of certain events, including a qualified public offering. The Junior Preferred Stock is entitled to dividends if and when declared by the Board of Directors. Any such dividends are not cumulative. The Junior Preferred Stock will be classified within mezzanine equity because the Junior Preferred Stock may be redeemed upon the occurrence of certain deemed liquidation events that are not solely within the control of the Company.

Holders of Junior Preferred Stock are entitled to receive dividends only if and when declared by the Board of Directors. Such dividends are noncumulative. The Junior Preferred Stock is classified outside of permanent equity because it may become redeemable upon the occurrence of certain deemed liquidation events that are not solely within the control of the Company.

During the six months ended June 30, 2025, the Company issued 620,416 additional shares of Series D-1 Preferred Stock for gross proceeds totaling $5.8 million. In connection with this issuance, the Company also issued detachable warrants to purchase 103,014 shares of Series D-1 Preferred Stock. As a result, the Company recorded the fair value of the warrants at issuance totaling $0.1 million as a reduction to the proceeds of the preferred stock. See Note 16, Fair Value Measurements, for further discussion of these warrants.

The aggregate liquidation preference as of June 30, 2026 includes cumulative undeclared dividends on Series D-1 and Series D-2 Redeemable Convertible Preferred Stock of $10.3 million and $10.0 million, respectively. The aggregate liquidation preference as of December 31, 2025 includes cumulative undeclared dividends on Series D-1 and Series D-2 Redeemable Convertible Preferred Stock of $4.9 million and $6.6 million, respectively.

Preferred Stock Warrants

During the six months ended June 30, 2026 and 2025, in connection with the sale of Series D-1 Preferred Stock, the Company issued warrants to purchase 579,989 and 103,014 shares of Series D-1 Preferred Stock, respectively, at an exercise price of $9.60 per share. The warrants were immediately exercisable and expire in December 2029. The Company determined the warrants represent liability-classified instruments under ASC 480, as the underlying Preferred Stock is contingently redeemable upon events not solely in control of the Company. Accordingly, the warrants are required to be measured at fair value each reporting period.

The warrant liabilities are recorded in other noncurrent liabilities on the condensed consolidated balance sheets and are remeasured at fair value at each reporting period, with subsequent gains and losses from remeasurement recognized in remeasurement of warrant liabilities on the condensed consolidated statements of operations.

If the warrants are not exercised prior to the conversion of the Company’s Series D-1 Preferred Stock into shares of common stock pursuant to the terms of the Company’s amended and restated certificate of incorporation, then they will be exercisable for shares of common stock.

Changes in the carrying amount of the warrant liabilities are as follows (in thousands):

	Six Months Ended June 30,
	2026	2025
Balance at the beginning of the period	$1,966	$1,341
Issuances	1,331	77
Change in fair value	3,176	265
Balance at the end of the period	$6,473	$1,683

Refer to Note 16, Fair Value Measurements, for more information.

11.
Common Stock and Common Stock Warrants

The Company has one class of authorized common stock and has authorized for issuance up to 97,743,893 shares of common stock with a par value of $0.0001 per share. As of June 30, 2026, there were 93,164,148 shares available for future issuance.

Common Stock Warrants

During the six months ended June 30, 2026, the Company issued 173,636 common stock warrants to a lender. The warrants issued in connection with the 2024 Term Loan Amendment, discussed further in Note 8, Debt, have an exercise price of $0.01, a contractual term of ten years expiring in February 2036, and are exercisable on a cash or cashless basis.

As of June 30, 2026 and December 31, 2025, warrants to purchase 189,747 and 16,111 shares of common stock were outstanding, respectively. All common stock warrants are classified as equity instruments.

For common stock warrants issued during the six months ended June 30, 2026, the Company valued these warrants using a probability-weighted expected return method that incorporated an option pricing model and the common stock equivalent method. Refer to the key assumptions used within Note 16, Fair Value Measurements.

The Company did not issue any common stock warrants during the six months ended June 30, 2025.

12.
Stock-Based Compensation

2017 Equity Incentive Plan

In May 2017, the Company adopted the 2017 Equity Incentive Plan (“2017 Plan”). Under this plan, up to 9,087,450 shares have been authorized for issuance as of June 30, 2026 and December 31, 2025.

Under the 2017 Plan, employees, directors and consultants may be granted stock options, restricted stock awards, restricted stock units and other stock-based awards. The exercise price of stock options issued under the 2017 Plan shall not be less than 100% of fair market value on the date the option is granted. Stock options granted under the 2017 Plan generally vest over four years and expire ten years after the date of grant.

Restricted stock units issued under the 2017 Plan are subject to two vesting conditions, which must both be met for vesting to occur: a service-based requirement and a liquidity event requirement. The service-based requirement will generally vest over two or four years and the liquidity event requirement will be satisfied on the first to occur of (i) the six-month anniversary of or, if earlier, March 15 of the year following, the first date the Company becomes a publicly listed company, or (ii) the consummation of a change in control (as defined in the 2017 Plan), in each case, that occurs on or before the expiration date, which is generally seven years from the date of the award. Certain RSU awards issued to executives of the Company contain both a liquidity event requirement and milestone requirement based on the Company achieving market capitalization thresholds ranging from $1.5 billion to $3.5 billion, both of which must be met within five years of the grant date for the awards to vest, which are subject to the applicable executive officer’s continued service through the milestone achievement dates.

Stock Option Awards

The following table presents a summary of the Company’s stock option awards (in thousands, except share and per-share amounts):

	Options Outstanding
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Balance at December 31, 2025	1,188,987	$6.36	5.1	$7,256
Granted	42,127	23.01
Exercised	(88,103)	5.96
Canceled/forfeited	(19,167)	12.22
Balance at June 30, 2026	1,123,844	$6.90	4.8	$18,104
Vested and exercisable	1,067,737	$6.20	4.6	$17,953
Vested and expected to vest as of June 30, 2026	1,123,844	$6.90	4.8	$18,104

	Options Outstanding
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Balance at December 31, 2024	1,270,036	$6.42	6.1	$7,588
Exercised	(10,598)	5.70
Canceled/forfeited	(4,516)	9.30
Balance at June 30, 2025	1,254,922	$6.42	5.6	$7,579
Vested and exercisable	1,158,577	$6.00	5.5	$7,466
Vested and expected to vest as of June 30, 2025	1,254,922	$6.42	5.6	$7,579

The Company granted 42,127 stock option awards during the six months ended June 30, 2026 and no stock option awards during the six months ended June 30, 2025.

As of June 30, 2026, the total unrecognized stock-based compensation cost related to unvested stock options was $1.1 million, which will be expensed over the next 2.6 years.

Restricted Stock Units

The following tables present a summary of the Company’s restricted stock units:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2025	3,765,264	$12.39
Granted	3,256,778	17.91
Canceled/forfeited	(92,718)	13.56
Balance at June 30, 2026	6,929,324	$13.83

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2024	1,740,253	$12.30
Granted	2,359,930	12.45
Canceled/forfeited	(448,220)	12.39
Balance at June 30, 2025	3,651,963	$12.39

The achievement of the liquidity event is a performance-based vesting requirement and is not probable for accounting purposes until the event occurs. Accordingly, the Company has not recognized any stock-based compensation cost for the restricted stock units for the six months ended June 30, 2026 and 2025. Once the liquidity event performance-based condition is satisfied, the Company will recognize cumulative stock compensation expense using the graded vesting method for restricted stock units where the service-based condition has been satisfied.

In connection with the acquisition of Orosound on April 10, 2026 (see Note 3, Acquisitions), during the six months ended June 30, 2026, the Company granted 192,972 stock units under the 2017 Plan to the Orosound founders and certain continuing employees, all of which are accounted for as post-combination compensation expense under ASC 718. Of these units, 83,346 are sales performance units with tiered vesting based on certain sales thresholds within 36 months of the acquisition, and the remaining 109,626 are standard restricted stock units that vest under the Company’s standard double-trigger vesting terms described above. Compensation cost for the sales performance-based restricted stock units is measured at grant-date fair value and recognized as the related performance milestones become probable. Once the liquidity event performance-based condition is satisfied for the standard restricted stock units, the Company will recognize cumulative stock compensation expense for those awards using the graded vesting method described above. The total grant-date fair value of these awards is approximately $2.0 million, of which the Company has determined that approximately one-third is probable of vesting as of June 30, 2026.

As of June 30, 2026, the total unrecognized stock-based compensation cost related to unvested restricted stock units was $102.7 million, which will be expensed when the units meet both vesting criteria. Refer to the key assumptions used to determine the grant date fair value of restricted stock units granted during the six months ended June 30, 2026 within Note 16, Fair Value Measurements.

A summary of stock-based compensation expense recognized on the condensed consolidated statements of operations is as follows (in thousands):

	Six Months Ended June 30,
	2026	2025
Research and development	$89	$207
Selling, general and administrative	30	61
Total	$119	$268

13.
Income Taxes

The following table presents the provision for income taxes and the effective tax rate for the six months ended June 30, 2026 and 2025 (in thousands):

	Six Months Ended June 30,
	2026	2025
Loss before income taxes	$(29,919)	$(22,993)
Provision for income taxes	$694	$2,296
Effective tax rate	(2.3)%	(10.0)%

The income tax amount for the six months ended June 30, 2026 and 2025 differs from the amount that would be expected after applying the statutory U.S. federal income tax rate primarily due to a mix of pre-tax income and loss among jurisdictions, valuation allowance and permanent tax items. The provision for income taxes is primarily related to the foreign subsidiaries’ local country obligations and U.S. state minimum taxes. There is no federal provision for income taxes as the Company has sufficient carryforward of net operating losses to offset any operating income earned since inception and has projected an operating loss in the current year.

14.
Net Loss Per Share

The following table presents the reconciliation of the numerator and denominator used to compute basic and diluted net loss per share (in thousands, except share and per-share amounts):

	Six Months Ended June 30,
	2026	2025
Numerator:
Net loss	$(30,613)	$(25,289)
Less: Cumulative undeclared Series D preferred dividends	(8,813)	(5,533)
Net loss attributable to common stockholders ─ basic and diluted	$(39,426)	$(30,822)
Denominator:
Weighted average shares outstanding ─ basic and diluted(1)	4,661,390	4,423,907
Net loss per share – basic and diluted	$(8.46)	$(6.97)

(1)
Basic shares outstanding includes weighted average common warrants issued in connection with the 2024 Term Loan Amendment. Refer to Note 8, Debt.

For the six months ended June 30, 2026 and 2025, the following potentially dilutive securities were excluded from diluted net loss per share because their inclusion would have been anti-dilutive:

	Six Months Ended June 30,
	2026	2025
Redeemable convertible preferred stock	44,162,064	40,146,126
Preferred stock warrants	2,679,021	1,890,666
Common warrants	16,111	16,111
Restricted stock units	6,845,978	3,651,963
Stock options	1,123,844	1,254,922

15.
Segment Information and Concentrations

The Company’s Chief Operating Decision Maker (“CODM”) makes resource allocation decisions and assesses performance for the Company’s three reportable segments based on the gross profit or loss of each segment. The CODM uses gross profit to evaluate profitability trends across the Company’s reportable segments and to inform key operating decisions, including prioritization of product development investments, allocation of engineering resources, and commercialization strategies. In particular, the CODM assesses segment performance by comparing revenue and cost of revenue dynamics across AI, Digital Sensors, and Analog Sensors segments to identify areas of margin improvement or pressure. The Company’s reportable segments are comprised of the AI, Digital Sensors, and Analog Sensors segments.

The AI segment derives revenue from the sale of products, including neural decision processors and audio processors, as well as software and services. The Digital Sensors segment derives revenue from the sale of products, including digital microphones, while the Analog Sensors segment derives revenue from the sale of analog microphone products.

The Company does not allocate research and development expenses, selling, general and administrative expenses, interest income (expense), other income (expense), or taxes to operating segments. The CODM does not evaluate reportable segments using discrete asset information.

Except as discussed above regarding the unallocated amounts, the Company's accounting policies for segment reporting are the same as for the Company as a whole.

The following tables present details of the Company’s reportable segments and a reconciliation of segment gross profit (loss) to consolidated loss before income taxes for the six months ended June 30, 2026 (in thousands):

	Six Months Ended June 30, 2026
	AI	Digital Sensors	Analog Sensors	Total Segments
Segment revenue	$6,732	$89,877	$34,954	$131,563
Segment cost of revenue	3,009	66,239	38,478	107,726
Segment gross profit (loss)	$3,723	$23,638	$(3,524)	$23,837

Reconciliation of segment gross profit (loss) to consolidated loss before income taxes:
Research and development				(24,793)
Selling, general and administrative				(19,604)
Interest expense				(5,403)
Interest income				328
Remeasurement of warrant liabilities				(3,176)
Other expense, net				(1,108)
Consolidated loss before income taxes				$(29,919)

The following table presents details of the Company’s reportable segments and a reconciliation of segment gross profit (loss) to consolidated loss before income taxes for the six months ended June 30, 2025 (in thousands):

	Six Months Ended June 30, 2025
	AI	Digital Sensors	Analog Sensors	Total Segments
Segment revenue	$7,043	$84,810	$43,100	$134,953
Segment cost of revenue	2,909	61,206	45,103	109,218
Segment gross profit (loss)	$4,134	$23,604	$(2,003)	$25,735

Reconciliation of segment gross profit (loss) to consolidated loss before income taxes:
Research and development				(26,587)
Selling, general and administrative				(18,788)
Interest expense				(4,403)
Interest income				483
Remeasurement of warrant liabilities				(265)
Other income, net				832
Consolidated loss before income taxes				$(22,993)

The following table summarizes revenue disaggregated by primary geographic region based on the bill-to location of the customer, which may differ from the customer’s principal offices (in thousands):

	Six Months Ended June 30,
	2026	2025
Revenue:
United States	$50,010	$52,742
Taiwan	32,193	31,141
South Korea	15,228	20,747
China	21,839	19,296
Other Asian countries	7,903	9,596
Europe	3,678	1,302
Other	712	129
Total revenue:	$131,563	$134,953

16.
Fair Value Measurements

Fair value accounting is applied for all financial assets and liabilities that are recognized or disclosed at fair value on the condensed consolidated financial statements on a recurring basis. At June 30, 2026 and December 31, 2025, the carrying values of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued compensation and other current liabilities approximate fair value due to the short-term nature of these assets and liabilities.

Certain non-financial assets, such as intangible assets and property and equipment, are remeasured at fair value only if an impairment is recognized in the current period.

The following financial instruments are measured at fair value on a recurring basis (in thousands):

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total
Warrant liabilities	$—	$—	$6,473	$6,473

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Warrant liabilities	$—	$—	$1,966	$1,966

There were no transfers into or out of Level 3 of the fair value hierarchy during the six months ended June 30, 2026.

The fair values of the Level 3 preferred stock warrants, common stock warrants, common stock issued as consideration for acquisitions, and stock units were estimated utilizing a probability-weighted expected return method, which incorporated an option pricing model and the common stock equivalent method. The key assumptions used were as follows:

	For the Period Ended
	June 30, 2026		December 31, 2025
	Option Pricing Model	Common Stock Equivalent Method	Option Pricing Model	Common Stock Equivalent Method
Weighting	20%	80%	50%	50%
Risk-free interest rate	4.1%	4.0%	3.5%	3.5%
Estimated time to exit (years)	2.5	2.5	2.5	1.5
Dividend rate	0.0%	0.0%	0.0%	0.0%
Volatility	80%	80%	75%	75%
Discount for lack of marketability	27.0%	15.0%	27.0%	20.0%

The weighting assigned to the Common Stock Equivalent Method increased from 50% as of December 31, 2025 to 80% as of June 30, 2026, with a corresponding decrease in the weighting assigned to the Option Pricing Model from 50% to 20%. The change in weighting reflected developments during the period that increased the probability of a potential liquidity event, including progress toward a planned initial public offering and a reduction in the expected time to such an event.

The fair values of the restricted stock units with market-based vesting conditions were estimated utilizing a probability-weighted expected return method, incorporating a Monte Carlo simulation. The key assumptions used as of the February 11, 2026 grant date were as follows:

	As of the Grant Date
	Market Approach	IPO Approach
Weighting	45.0%	55.0%
Risk-free interest rate	3.8%	3.8%
Dividend rate	0.0%	0%
Awards time to vest (years)	5.0	5.0
Volatility	65.0%	65.0%
Discount for lack of marketability	30.0%	30.0%

These estimates and assumptions are judgmental in nature and could have a significant effect on the Company’s reported financial position and results of operations.

Fair Value of Debt

The fair value of the Company’s 2024 Term Loan and 2024 Seller Note is calculated based upon a synthetic credit rating analysis for the Company’s debt agreements (Level 3 fair value inputs). The estimated fair values were as follows (in thousands):

	As of June 30, 2026		As of December 31, 2025
	Carrying Value	Fair Value	Carrying Value	Fair Value
2024 Term Loan	$53,500	$47,190	$52,500	$48,480
2024 Seller Note	5,964	4,053	5,964	4,656
Other debt	850	850	—	—
Total debt	$60,314	$52,093	$58,464	$53,136

17.
Related Parties

Related parties include directors, executive officers, and beneficial owners of greater than 10% of the Company’s capital, and the affiliates or immediate family members of any such persons.

In connection with the acquisition of the CMM business of Knowles on December 27, 2024, Knowles became a stockholder and related party of the Company through the associated issuance of Series D-2 Preferred Stock. The relationship with Knowles includes ongoing commercial, operational, and financing arrangements established as part of the acquisition of the CMM business. These arrangements include (i) a transition services agreement under which Knowles provides certain services to support the Company’s operations, (ii) multiple lease agreements under which the Company leases real estate from Knowles, (iii) the 2024 Seller Note financing arrangement with Knowles, as described in Note 8, Debt, (iv) the sale of MEMS products to Knowles, (v) the provision of software and other services by Knowles to the Company, (vi) intellectual property license agreements, and (vii) a product supply agreement. The Company also recognized prepaid reimbursement rights in connection with the acquisition. As of June 30, 2026, the Company had fully utilized remaining reimbursement rights. The related-party balances disclosed on the condensed consolidated balance sheets and condensed consolidated statements of operations relate to the arrangements described. The Company also has a purchase commitment to which Knowles is a party, further described in Note 18, Commitments and Contingencies.

The Company is the lessee on multiple lease arrangements with Knowles. As of June 30, 2026 and December 31, 2025, the ROU assets and lease liabilities were as follows (in thousands):

	As of
	June 30, 2026	December 31, 2025
Other noncurrent assets:
Operating lease ROU assets	$2,222	$4,643
Other current liabilities:
Short-term operating lease liabilities	$529	$2,346
Other noncurrent liabilities:
Long-term operating lease liabilities	$1,829	$2,297
Total operating lease liabilities	$2,358	$4,643

The Company recognized operating lease expense of $1.2 million during the six months ended June 30, 2026, related to these leases. The Company recognized operating lease expense of $0.9 million during the six months ended June 30, 2025, related to these leases.

Knowles Settlement Agreement

On May 11, 2026, the Company entered into certain agreements with Knowles Corporation to amend various arrangements entered into in connection with the December 2024 acquisition of Knowles’ consumer MEMS microphone business by the Company, including amendments to certain lease, loan and commercial agreements. The amended lease agreements provide the Company with the right to terminate certain facility leases, subject to the terms and conditions specified in the amended agreements. In May 2026, the Company terminated two leases under this agreement and derecognized the right-of-use assets and lease liabilities of $1.5 million, and no gain or loss was recognized. Additionally, under the modified 2024 Seller Note agreement, the Company obtained a reduction in the seller loan interest rate from 13.0% to 8.0%, and pledged substantially all of its equity interests in certain subsidiaries as collateral for the related obligations. The amended agreements also fix Knowles’ portion of the minimum wafer purchase commitment at $1.9 million during the commitment year ending March 31, 2027, as further described in Note 18, Commitments and Contingencies.

18.
Commitments and Contingencies

Litigation

From time to time, the Company may become party to litigation or other legal proceedings that the Company will consider to be part of the ordinary course of business. The Company is not currently involved in any litigation or other legal proceedings that could reasonably be expected to have a material adverse effect on its business, prospects, financial condition, or results of operations.

Purchase Commitment

In connection with the acquisition of the CMM business of Knowles, the Company assumed a commitment to purchase a combination of silicon wafers and/or engineering services from a silicon wafer supplier. As of June 30, 2026, the remaining purchase commitment through March 31, 2027 was $33.6 million.

19.
Subsequent Events

The Company has evaluated subsequent events through August 31, 2026, which is the date the condensed consolidated financial statements were issued.

In August 2026, the Company entered into an agreement with the third-party lenders under the 2024 Term Loan. See Note 8, Debt, for further information.

Shares

Syntiant Corp.

Class A Common Stock

Citigroup	BofA Securities	UBS Investment Bank
Needham & Company	Stifel	Cantor	KeyBanc Capital Markets
Craig-Hallum	Rosenblatt	Roth Capital Partners	Wolfe | Nomura Alliance

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All amounts are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee, and the Exchange listing fee.

Amount to be Paid
SEC registration fee		$13,810
FINRA filing fee		15,500
Exchange listing fee		25,000
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Subsection (a) of Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit, or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue, or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of such person’s heirs, executors, and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Any underwriting agreement or distribution agreement that the registrant enters into with any underwriters or agents involved in the offering or sale of any securities registered hereby may require such underwriters or dealers to indemnify the registrant, some or all of its directors and officers and its controlling persons, if any, for specified liabilities, which may include liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

We have in effect insurance policies for general officers’ and directors’ liability insurance covering all of our officers and directors. In addition, we have entered or will enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify each such director or officer for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of our directors.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2023, the registrant made sales of the following unregistered securities:

Option and Restricted Stock Unit Issuances

Since January 1, 2023, the registrant granted to its employees, consultants, and other service providers options to purchase an aggregate of 2,823,478 shares of its common stock under the Syntiant Corp. 2017 Equity Incentive Plan (the “2017 Plan”), at exercise prices ranging from $0.0001 to $12.39 per share.

Since January 1, 2023, the registrant issued and sold to its employees, consultants, and other service providers an aggregate of 216,752 shares of its common stock upon the exercise of stock options under the 2017 Plan and the Pilot AI Labs, Inc. 2016 Stock Incentive Plan, at exercise prices ranging from $0.0001 to $12.39 per share, for a weighted‑average exercise price of $4.50.

Since January 1, 2023, the registrant granted to its directors, employees, consultants, and other service providers restricted stock units covering an aggregate of 7,412,829 shares of its common stock under the 2017 Plan.

In April 2026, in connection with the registrant’s acquisition of Orosound SAS (“Orosound”), the registrant granted 192,972 restricted stock units to the founders and certain continuing employees of Orosound.

Preferred Stock Issuances

Series C-1 Preferred Stock Issuance

Between August and December 2023, the registrant issued and sold an aggregate of 154,482 shares of its Series C-1 Preferred Stock, par value $0.0001 per share (the “Series C-1 Preferred Stock”), to three accredited investors at a purchase price of $9.59848 per share, for an aggregate purchase price of $1.5 million.

In March 2024, the registrant issued and sold an additional 520,915 shares of Series C-1 Preferred Stock to one accredited investor at a purchase price of $9.59848 per share, for an aggregate purchase price of $5.0 million.

Series D-1 Preferred Stock Issuance

In December 2024, the registrant issued and sold an aggregate of 5,330,146 shares of its Series D-1 preferred stock, par value $0.0001 per share (the “Series D-1 Preferred Stock”), to 30 accredited investors at a purchase price of $9.59848 per share, for an aggregate purchase price of $51.2 million. In January 2025, the registrant issued and sold 48,882 shares of Series D-1 Preferred Stock to one accredited investor at a purchase price of $9.59848 per share, for an aggregate purchase price of $0.5 million. In June 2025, the registrant issued and sold an aggregate 571,534 shares of Series D-1 Preferred Stock to three accredited investors at a purchase price of $9.59848 per share, for an aggregate purchase price of $5.5 million. Between January and February 2026, the registrant issued and sold an aggregate of 900,374 shares of its Series D-1 Preferred Stock to three accredited investors at a purchase price of $9.59848 per share, for an aggregate purchase price of $8.6 million. In March 2026, the registrant issued and sold an aggregate of 1,469,068 shares of its Series D-1 Preferred Stock to three accredited investors at a purchase price of $9.59848 per share, for an aggregate purchase price of $14.1 million.

In addition, in December 2024, the registrant issued an aggregate of 208,366 shares of Series D-1 Preferred Stock to two of its advisors in connection with the acquisition of the consumer MEMS microphones business of Knowles Corporation (the “Knowles Acquisition”).

In connection with the issuances of the Series D-1 Preferred Stock, between December 2024 and March 2026, the registrant issued detachable warrants to purchase an aggregate of 1,689,284 shares of Series D-1 Preferred Stock to 25 accredited investors, with an exercise price of $9.59848 per share. In addition, in September 2025, the registrant issued warrants to purchase an aggregate of 208,366 shares of Series D-1 Preferred Stock to a customer, with an exercise price of $0.0001 per share.

Series D-2 Preferred Stock Issuance

In December 2024, the registrant issued and sold an aggregate of 8,334,652 shares of Series D-2 preferred stock, par value $0.0001 per share, in connection with the Knowles Acquisition.

Junior Preferred Stock Issuance

In April 2026, the registrant issued and sold an aggregate of 1,646,496 shares of Junior preferred stock, par value $0.0001 per share, in connection with the acquisition of Orosound.

Common Stock Issuances

In April 2026, the registrant issued and sold an aggregate of 43,409 shares of common stock, in connection with the acquisition of substantially all the assets of AudioSourceRE DAC.

Warrants

In April 2024, the registrant issued a warrant to purchase 5,000 shares of common stock to the lender under the registrant’s loan and security agreement dated February 23, 2021, with an exercise price of $12.39 per share.

In December 2024, the registrant entered into a loan and security agreement with a third-party lender (the “2024 Term Loan”), and issued warrants to purchase an aggregate of 781,371 shares of Series D-1 Preferred Stock, with an exercise price of $9.59848 per share, in connection with the 2024 Term Loan.

In February 2026, in connection with an amendment to 2024 Term Loan, the registrant issued warrants to purchase an aggregate of 173,636 shares of common stock to the lenders under the 2024 Term Loan, with an exercise price of $0.03 per share.

In August 2026, the registrant issued a warrant to purchase 49,488 shares of Series D-1 Preferred Stock, with an exercise price of $0.0001 per share, to a customer in connection with the entry into a statement of work with such customer.

The registrant believes these offers, sales, and issuances were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under the Securities Act as transactions by an issuer not involving a public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access to information about the registrant.

Item 16. Exhibits and Financial Statement Schedules

See the Exhibit Index attached to this registration statement, which Exhibit Index is incorporated herein by reference.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

(a)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(b)
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)
For the purpose of determining any liability under the Securities Act, each post‑effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.1†#**	Purchase and Sale Agreement between Knowles Corporation and Syntiant Corp., dated as of September 18, 2024
3.1**	Amended and Restated Certificate of Incorporation, as amended, as currently in effect
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated July 15, 2026
3.3	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering
3.4**	Bylaws, as currently in effect
3.5**	Amendment to the Bylaws, as currently in effect
3.6	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering
4.1	Reference is made to Exhibits 3.1 through 3.5
4.2	Form of Class A Common Stock Certificate
4.3	Form of Class B Common Stock Certificate
4.4†#**	Amended and Restated Investors’ Rights Agreement, dated as of December 20, 2024, by and among the Registrant and the investors listed therein
4.5#**	Common Stock Warrant (February 3, 2026)
4.6#**	Common Stock Warrant (February 23, 2021)
4.7#**	Common Stock Warrant (April 26, 2024)
4.8#**	Series D-1 Preferred Stock Warrant (December 27, 2024)
4.9#**	Series D-1 Preferred Stock Warrant (December 20, 2024; January 17, 2025; June 27, 2025; January 9, 2026; January 30, 2026; March 20, 2026)
5.1*	Opinion of Latham & Watkins LLP
10.1†#**

Loan and Security Agreement by and among Syntiant Corp., Pilot AI Labs, Inc., Syntiant Taiwan LLC, Syntiant Holdings LLC, Ocean II PLO LLC, as administrative and collateral agent, and the lenders party thereto, dated as of December 27, 2024

10.2**

First Amendment to Loan and Security Agreement by and among Syntiant Corp., Pilot AI Labs, Inc., Syntiant Taiwan LLC, Syntiant Holdings LLC, Syntiant Malaysia Logistics Sdn. Bhd., Syntiant Malaysia Manufacturing Sdn. Bhd., Ocean II PLO LLC, as administrative and collateral agent, and the lenders party thereto, dated February 3, 2026

10.3#**

Limited Waiver and Consent by and among Syntiant Corp., Pilot AI Labs, Inc., Syntiant Taiwan LLC, Syntiant Holdings LLC, Syntiant Malaysia Logistics Sdn. Bhd., Syntiant Malaysia Manufacturing Sdn. Bhd., Ocean II PLO LLC, as administrative and collateral agent, and the lenders party thereto, dated May 11, 2026

10.4†#**

Seller Loan and Security Agreement by and among Syntiant Corp., Pilot AI Labs, Inc., Syntiant Taiwan LLC, Syntiant Holdings LLC and Knowles Corporation, as administrative agent and collateral agent, dated as of December 27, 2024

10.5**

First Amendment to Seller Loan and Security Agreement by and among Syntiant Corp., Pilot AI Labs, Inc., Syntiant Taiwan LLC, Syntiant Holdings LLC, Syntiant Malaysia Logistics Sdn. Bhd., Syntiant Malaysia Manufacturing Sdn. Bhd. and Knowles Corporation, as administrative agent and collateral agent, dated as of February 3, 2026

10.6#**

Second Amendment, Limited Waiver and Consent to Seller Loan and Security Agreement by and among Syntiant Corp., Pilot AI Labs, Inc., Syntiant Taiwan LLC, Syntiant Holdings LLC, Syntiant Malaysia Logistics Sdn. Bhd., Syntiant Malaysia Manufacturing Sdn. Bhd. and Knowles Corporation, as administrative agent and collateral agent, dated as of May 11, 2026

10.7†**	Manufacturing Services Agreement between Knowles Electronics (Suzhou) Co. Ltd. and Syntiant Manufacturing (Suzhou) Co., Ltd., dated December 27, 2024
10.8†**	Product Supply Agreement between Knowles Electronics (Malaysia) Sdn. Bhd. and Syntiant Malaysia Manufacturing Sdn. Bhd., dated December 27, 2024
10.9†#**	Intellectual Property License Agreement between Knowles Corporation and Syntiant Corp., dated December 27, 2024
10.10†#**	Lease between Irvine Business Center LLC and Syntiant Corp., dated July 2, 2022
10.11#**	First Amendment to Lease between Irvine Business Center LLC and Syntiant Corp., dated March 17, 2025

Exhibit Number	Exhibit Description
10.12**	Second Amendment to Lease between Irvine Business Center LLC and Syntiant Corp., dated February 13, 2026
10.13†#**	Sub-Lease Contract between Knowles Electronics (Suzhou) Co., Ltd. and Syntiant Manufacturing (Suzhou) Co., Ltd. dated April 1, 2025
10.14†#**	Facilities Agreement between Syntiant Malaysia Manufacturing Sdn. Bhd. and Nationgate System Sdn. Bhd., dated June 19, 2025
10.15†#**	Tenancy Agreement between Syntiant Malaysia Manufacturing Sdn. Bhd. and Nationgate System Sdn. Bhd., dated June 19, 2025
10.16†**	Supplemental Agreement to the Tenancy Agreement between Syntiant Malaysia Manufacturing Sdn. Bhd. and Nationgate System Sdn. Bhd., dated August 19, 2025
10.17**	Foundry Production Agreement between Sony Electronics Inc. and Knowles IPC (M) Sdn. Bhd., dated January 1, 2012
10.18**	Amendment One to Foundry Production Agreement between Sony Electronics Inc. and Knowles IPC (M) Sdn. Bhd., dated November 24, 2015
10.19**	Amendment between Sony Electronics Inc. and Knowles Corporation, dated February 26, 2024
10.20**	Consent and Assignment and Assumption Agreement by and among Knowles Corporation, Syntiant Corp., and Sony Electronics Inc., dated September 18, 2024
10.21+**	Syntiant Corp. 2016 Stock Incentive Plan
10.22+**	Form of Option Award Agreement under 2016 Stock Incentive Plan
10.23+**	Syntiant Corp. 2017 Equity Incentive Plan
10.24+**	Form of Option Award Agreement under 2017 Equity Incentive Plan
10.25+**	Form of Restricted Stock Unit Award Agreement under 2017 Equity Incentive Plan
10.26+	Syntiant Corp. 2026 Equity Incentive Plan
10.27+	Form of Option Award Agreement under 2026 Equity Incentive Plan
10.28+	Form of Restricted Stock Unit Award Agreement under 2026 Equity Incentive Plan
10.29+	Syntiant Corp. Employee Stock Purchase Plan
10.30+	Non-Employee Director Compensation Program
10.31+	Form of Severance and Change in Control Agreement
10.32+**	Form of Indemnification Agreement
10.33*	Form of Exchange Agreement, by and among the registrant and the stockholders listed therein
16.1	Letter of Baker Tilly US, LLP Regarding Change in Registered Accounting Firm
21.1	List of subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (reference is made to the signature page to the Registration Statement)
107.1**	Filing Fee Table

* To be filed by amendment.

** Previously filed.

+ Indicates a management contract or compensatory plan or arrangement.

† Portions of this exhibit (indicated by asterisks) have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K because they are both not material and are the type that the Registrant treats as private or confidential.

# Portions of this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish a copy of all omitted schedules and exhibits to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on August 31, 2026.

SYNTIANT CORP.

By:	/s/ Kurt Busch
Name: Kurt Busch
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kurt Busch	Chief Executive Officer and Director (Principal Executive Officer)	August 31, 2026
Kurt Busch

/s/ Ron Shelton	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 31, 2026
Ron Shelton

*	Director	August 31, 2026
Edward Frank

Director
Jeremy Holleman

*	Director	August 31, 2026
Anthony Lin

*	Director	August 31, 2026
David J. Lam

Director
Jeffrey S. Niew

*	Director	August 31, 2026
Adam Spice

*By:	/s/ Kurt Busch
Kurt Busch Attorney-in-Fact